As filed with the Securities and Exchange Commission on August 22, 2022

Registration No. 333-259887

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLAIRE’S HOLDINGS LLC

to be converted as described herein into a corporation named

CLAIRE’S INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5600	36-4609619
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	2400 West Central Road Hoffman Estates, IL 60192 (847) 765-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brendan McKeough Executive Vice President, General Counsel & Secretary Claire’s Holdings LLC 2400 West Central Road Hoffman Estates, IL 60192 (847) 765-4319
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John B. Meade, Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Claire’s Holdings LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. as described in the section captioned “Corporate Conversion” of the accompanying prospectus. Except as disclosed in the prospectus, the historical consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Claire’s Holdings LLC, and do not give effect to the Corporate Conversion. Shares of the common stock of Claire’s Inc. are being offered by the prospectus included in this registration statement.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 22, 2022

PRELIMINARY PROSPECTUS

                 Shares

Claire’s Inc.

Common Stock

This is the initial public offering of shares of common stock of Claire’s Inc.

We are offering                  shares of common stock in this offering, and if the underwriters exercise their option to purchase additional shares of common stock, we will sell up to                  additional shares of common stock and the selling stockholders identified in this prospectus will sell up to                  additional shares of common stock. We will not receive any proceeds from any sale of shares of common stock by the selling stockholders pursuant to the underwriters’ option to purchase additional shares. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “CLRS”.

After giving effect to the Corporate Conversion (as defined in this prospectus), and the completion of this offering, affiliates of each of Elliott Investment Management L.P. (together with its affiliates, “Elliott”) and Monarch Alternative Capital LP (“Monarch”) will control approximately     % and     %, respectively, of the outstanding voting power of our company (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us or the selling stockholders). As such, each of Elliott and Monarch may individually have the ability to exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, and may have interests that may not align with the interests of each other or of our other stockholders. See “Risk Factors—Risks related to our common stock and this offering—Affiliates of each of Elliott Investment Management L.P. and Monarch Alternative Capital LP may each continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.”

The underwriters have a 30-day option to purchase up to                  additional shares of common stock from us and up to                  additional shares of common stock from the selling stockholders at the initial public offering price, less the underwriting discounts and commissions.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds before Expenses, to Us(2)	Proceeds before Expenses, to the Selling Stockholders(3)
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a description of all compensation payable to the underwriters.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us.
(3)	Assumes the exercise in full of the underwriters’ option to purchase additional shares of common stock from the selling stockholders.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 26.

We will be treated as an “emerging growth company,” as defined under the federal securities laws, for certain purposes until we complete this offering, and, as such, may elect, and have elected in this prospectus, to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                , 2022.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Citigroup

Cowen	Guggenheim Securities	Piper Sandler	Telsey Advisory Group

Co-Manager

Siebert Williams Shank

Prospectus dated                    , 2022

claire’s

Unless otherwise indicated, references in this prospectus to “Claire’s,” “our company,” “we,” “our” and “us,” or like terms, refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to Claire’s Holdings LLC, a Delaware limited liability company and its consolidated subsidiaries, and, after the Corporate Conversion, to Claire’s Inc., a Delaware corporation and its subsidiaries. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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Market Share and Other Information

This prospectus includes certain market, statistical and industry data and forecasts. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market, statistical and industry data, estimates and forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market, statistical and industry data and forecasts contained in this prospectus are based on independent industry publications, government publications, reports by market research firms or other independent sources and other externally obtained data, such as Green Street Advisors, Euromonitor International Limited and The Morning Consult LLC, that we believe to be reliable. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of internal surveys as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties, including those discussed under the caption “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Presentation of Financial Information

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to “fiscal year” mean the year in which that fiscal year began. For example, references to “fiscal year 2021,” “fiscal year 2020” and “fiscal year 2019” relate to our fiscal years ended January 29, 2022, January 30, 2021 and February 1, 2020, respectively.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. As used in this prospectus, unless the context otherwise requires, references to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America.

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Who We Are

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

Claire’s® offers an omni-present, multi-dimensional shopping experience, creating unique touchpoints with our consumers where they live and shop. Our offering is anchored in a strong physical retail presence which includes a global network of company-operated stores—consisting of conventional retail formats (which we refer to as standalone stores) and Claire’s® stores we operate inside a retail partner’s stores (which we refer to as store-in-stores)—and franchised stores. In addition, we operate in over 13,000 concessions located within approximately 30 retail partners in North America and Europe, including Walmart, CVS, Asda, Tesco and Matalan. In our concession formats, Claire’s® owns, merchandises and manages the inventory located in our partners’ stores and pays a sales-based variable fee for the right to operate in the concession.

Our retail stores offer a fun “treasure hunt” shopping experience that encourages our customers to explore and find the latest trends to create their own unique looks. We merchandize our stores with the intention of delighting and surprising our customers at every visit, which we believe encourages them to return to our stores frequently. We operate stores averaging 1,250 square feet in North America and 650 square feet in Europe in a broad variety of retail formats including mall, outlet, lifestyle, high street, strip centers and store-in-stores. As of April 30, 2022, there were 1,574 company-operated Claire’s® stores in North America, 871 company-operated Claire’s® stores in Europe across 15 countries and 289 franchised Claire’s® stores primarily located in the Middle East and South Africa. We believe our service-led retail model and attractive target consumer makes us a desirable tenant for commercial real estate operators, allowing us to be selective in choosing retail locations.

We use our Claire’s® and Icing® websites and the Claire’s® app for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and connecting with our customers, including educating them on recent trends, current offerings and our ear piercing service process and options. We continue to invest in our digital offerings to enable seamless and consistent brand interactions across every channel. We are enhancing our Buy Online, Pick-Up in Store (“BOPIS”) capability. We rolled out this capability in the United States in early 2021, the United Kingdom in November 2021 and France and Ireland in February 2022. We anticipate further pilot programs in other countries in the future. We launched our Claire’s® Rewards loyalty program in the United States in November 2020 and in the United Kingdom and Ireland in September 2021, and are in the process of expanding the program to additional countries. As of April 30, 2022, we had over 11.7 million loyalty members, and sales to Claire’s® Rewards members represented over 40% of our total Retail sales (including e-commerce) in the United States, the United Kingdom, and Ireland since the Claire’s® Rewards loyalty program was launched. In September 2021, we launched our subscription program in the United States, offering curated boxes of jewelry and accessories to our subscription members.

We also operate our sister brand, Icing®, which had 187 stores in North America as of April 30, 2022. Icing® offers an inspiring merchandise assortment of fashionable products, as well as piercing services, targeting young women looking to express themselves. Our product offering includes jewelry, beauty, hair, fashion and bridal accessories. We believe Icing® allows us to reach age groups beyond our Claire’s® core customer demographic, including the over 76 million Millennial consumers in North America, and retain Claire’s® customers as they age. Many of our customers later introduce their children or other family members to the Claire’s® brand as they become mothers, aunts and grandmothers. Our Icing® product offering leverages our brand merchandising capabilities, consumer trend insights and other core expertise, including our product development and sourcing expertise.

Our Recent Transformation

Our management team has identified and enacted initiatives to leverage our strong brand equity and recognition in service and product excellence to accelerate growth, amplify brand value, expand our offerings and optimize our operating structure. Through the end of fiscal year 2021, we have invested over $150 million in the business to better align our offering with consumer trends, augment our physical and digital presence and enhance growth. These investments include the following:

Growth investments across all aspects of our business:

•	Assembling a growth-oriented management team with deep experience across all aspects of our company

•	Expanding and upgrading our retail footprint to meet our customers where they prefer to shop

•	Investing in new formats and channels to increase consumer interaction and access new customers

•	Building e-commerce capabilities to drive a seamless omni-channel experience and personalization at scale

•	Improving our ear piercing experience through digital enhancements and service expansion

•	Launching a consumer loyalty program to create more rewarding customer relationships with deeper insights

•	Designing subscription services to offer curated products with more frequent consumer interaction

•	Enhancing our buying and merchandise systems, including localizing assortment

Operational investments:

•	Redesigning our supply chain and developing improved planning and allocation capabilities

•	Upgrading our store network and IT to support our growth

•	Developing data analysis excellence to drive decision making across all areas of the organization, including consumer trends, promotion management, real estate strategy and cost optimization

Our Recent Financial Performance

Since reopening our stores as COVID-19-related operating restrictions eased, we have experienced strong performance in North America and improving performance in Europe as the COVID-19 vaccine roll-out gains traction across the continent. We believe our operating results for the first quarter of fiscal year 2022 highlight the strength of our brand and unique nature of our business model, which combines growth potential with robust operating metrics.

For the first quarter of fiscal year 2022, we achieved the following results:

•	Total net sales growth of 34.0% compared to the same period in 2021. North America net sales grew 14.3% and Europe net sales grew 160.0% compared to the same period in 2021.

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Decrease in total same store sales of 0.3% compared to the same period in 2021. North America same store sales decreased 0.1% and Europe same store sales decreased 1.9% compared to the same period in 2021.

•	Net income of $117.1 million, representing an $80.4 million increase compared to the same period in 2021.

•	Adjusted EBITDA growth of 99.7% compared to the same period in 2021. Adjusted EBITDA is a non-GAAP measure. See “—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Net income margin of 32.1%, compared to 13.4% for the same period in 2021.

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Adjusted EBITDA margin of 19.4%, compared to 13.0% for the same period in 2021. Adjusted EBITDA margin is a non-GAAP measure. See “—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Partnered with 18 retail partners to open 573 net new concessions.

Our Competitive Strengths

Global brand powerhouse for self-expression

We are a category leader in the girl’s fashion jewelry and accessories market with strong brand recognition among our core demographic. According to surveys commissioned by Claire’s and conducted by The Morning Consult LLC, we enjoy between 82% and 99% brand awareness among 13 to 17 year-old girls, women 18 and over, and mothers with children aged 3 to 12 in the United States, the United Kingdom and France. Our Claire’s® brand is viewed by many as synonymous with self-expression and while Generation Z is our primary target, our brand appeals to consumers of all ages around the world. Our products are regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We believe there is an opportunity to further leverage our brand by extending into additional categories to capture a larger share of spending from or influenced by Generation Z consumers. In 2020, according to Euromonitor, the total addressable market of the jewelry, apparel accessories, color cosmetics, toys and writing instruments product categories was approximately $450 billion, with jewelry representing approximately $288 billion.

We believe we are the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Ear piercing is a memorable life experience that we believe establishes a lifelong connection between customers and our brand. We offer piercing in all of our stores in North America and in over 98% of our stores in Europe. We believe our highly trained associates and over 40 years of piercing experience have made us a desirable destination worldwide for a variety of piercing services.

Experiential, service-led business model

We are a preferred destination for consumers looking for a safe, fun and affordable ear piercing service. Our specially-trained staff pierce millions of customers’ ears annually. During the first quarter of fiscal year 2022, we averaged over 80,000 piercings per week. Revenue generated from our ear piercing experience has consistently accounted for a meaningful part of our Retail sales. For fiscal year 2019 through April 30, 2022, more than 20% of our Retail sales came from ear-piercing-related transactions, with a substantially higher percentage of Retail sales from these transactions in North America than in Europe, and spend per piercing transaction grew at a compound annual growth rate of approximately 10% during this period. Our ear piercing service also functions as an attractive customer acquisition vehicle and drives significant traffic to our stores. For the first quarter of fiscal year 2022, approximately 50% of all ear piercing customers purchased fashion jewelry or accessories during their visit to our stores. Since the launch of our Claire’s® Rewards loyalty program in the United States, over 55% of piercing customers have joined the program. In addition to piercing, we offer other in-store activities, including birthday parties and life event celebrations. Special events represent a small but growing part of our business.

We strategically design the layout of our stores to encourage impulse buying and a “treasure hunt” experience for our customers. We constantly refresh our store merchandise, changing our floor plans eight to ten times per year, ensuring there is a feeling of newness each time a customer visits. We amplify this experience with promotions designed to fuel exploration and discovery of merchandise, such as our “buy three, get three” promotion.

We believe our experiential and service-led model differentiates us from other brick-and-mortar and online competition, given that our ear piercing service and in-store experience cannot be replicated online.

Multichannel flexible distribution strategy

We strive to connect with our customers where they prefer to shop. Reflective of the continuously evolving retail environment, we have strategically created a multichannel shopping experience, which includes a global company-operated and franchised retail store network, store-in-store formats and retail partner concessions, as well as a growing digital presence.

We have a highly flexible and differentiated real estate strategy, which allows us to grow and operate a variety of formats that generate positive store-level four-wall EBITDA. Our company-operated stores average 1,250 square feet in North America and 650 square feet in Europe. Each of our stores is a retail destination that draws in consumers looking for a fun shopping environment and drives foot traffic. Our customers rely on us to highlight new trends and provide them with a deep assortment of products to inspire their self-expression. As of April 30, 2022, we had 1,761 company-operated stores, which included 335 store-in-stores, in North America and 871 company-operated stores, which included 9 store-in-stores, in Europe. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores generated positive four-wall EBITDA, and we experienced strong same-store sales growth in fiscal year 2021, further enhancing store performance. We define four-wall EBITDA as store-level operating income before depreciation, including store wages, rent, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense.

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Approximately 40% of our stores in North America were located in non-mall locations as of April 30, 2022. Our mall stores are located in many of the top malls in the country (with approximately 75% of the malls in which our stores are located graded by Green Street Advisors as mall grades A or grades B (excluding malls not rated by Green Street Advisors)), and are expected to continue to generate strong traffic trends and generate positive four-wall EBITDA. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 99% of our company-operated stores in North America generated positive four-wall EBITDA. For our stores located in lower-graded malls, the average remaining lease term was approximately 17 months as of April 30, 2022, which provides the opportunity for us to continue to evolve our retail footprint.

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Our European locations are comprised primarily of mall and high street locations, with malls containing some of our top-performing stores. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 93% of our company-operated stores in Europe generated positive four-wall EBITDA, and we closed a number of unprofitable stores in Europe during 2020, 2021 and the first quarter of fiscal year 2022. A primary focus of our strategy is to improve the performance of European stores on a four-wall EBITDA basis by optimizing our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores.

The following graphics summarize our number of company-operated stores by state, territory or country in our North America and Europe segments as of April 30, 2022.

North America:

Europe:

We also operate in over 13,000 concessions globally across approximately 30 retail partners. Further, expansion in the concessions business represents an attractive growth opportunity with low upfront investment.

We also have numerous avenues outside of our physical retail presence that extend our offering to meet our customers where they are, including our Claire’s® and Icing® websites, our Claire’s® app, our presence on third-party marketplaces including Amazon.com and our subscription program, which we launched in September 2021. We believe there is opportunity to grow our digital sales and subscription program by offering convenience, engaging content and a curated selection of merchandise.

Vertical integration resulting in differentiated merchandizing strategy and unique product assortment

Both our design team and sourcing team are vertically integrated. Our design team conceptualizes the vast majority of our merchandise, and over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Our sourcing team is responsible for generating and maintaining vendor relationships. We have solid, long-standing relationships with our over 200 vendors, some continuing for over 30 years, resulting in strong collaboration and competitive bidding across our vendor base. We believe that our vertically-integrated design and sourcing model allows us to respond quickly and nimbly to new trends and yields low cost sourcing that results in strong margins for our Claire’s® and Icing® products.

Differentiated financial profile with strong operating margins and many visible growth opportunities

Our differentiated business model combines significant top line growth opportunity with operating margin expansion and operating cash flow generation. Our brand, service-led offering and flexible real estate strategy allow us to continuously expand the market we serve and attract new consumers. We believe our scale, vertical integration and operational excellence allow us to offer consumers a unique and affordable product assortment and popular services while maintaining high operating income margins. Due to our strong operating margins, the relatively low capital investments required to open our stores and concessions and our low run-rate maintenance capital expenditure costs, we are able to generate strong operating cash flow and strong conversion of Adjusted EBITDA to operating cash flow. We believe the combination of our financial profile and strong balance sheet creates significant flexibility for us to capitalize on numerous visible growth opportunities.

Experienced and talented management team

Our senior management team has extensive retail experience and complementary expertise across a broad range of disciplines including merchandising, supply chain, real estate, e-commerce and finance. In total, our senior management team consists of nine members with over 225 years of collective experience in the retail sector. Ryan Vero, who joined as Chief Executive Officer in July of 2019, brings with him a strong track record of propelling retail growth through innovation.

Our Market Opportunity

While we serve customers across multiple generations, we consider the Generation Z audience, which encompasses individuals from 5 to 24 years of age in 2021, to be our core and most important demographic focus. The Generation Z consumer segment is over 2.5 billion strong globally. Relative to older generations, a high proportion of Generation Z spending is discretionary in nature given that much of Generation Z’s essential spending needs are paid by parents or other family members.

We believe there is a significant opportunity to not only grow product sales to our target consumers, but also to continue to enhance long-term brand equity and engagement, creating another generation of loyal and enthusiastic Claire’s® consumers. Our vision is to remain an influencer and creator of youth and fashion culture and a leader in the fashion jewelry and accessories market.

Our Growth Strategies

We believe we have significant opportunities to drive long-term growth in revenue and earnings by further leveraging our brand and dynamic operating platform to expand our physical footprint, attract new consumers and increase our share of wallet with our core demographic while enhancing our digital presence and consumers’ experience. We plan to execute on the following strategies:

Expand our multichannel presence to meet our customers where they are

•	Continue to grow and evolve our store footprint. Our service-led global retail network serves as an attractive consumer acquisition vehicle and the foundation for our multichannel presence and experiential model. Our flexible business model allows us to operate various formats that generate positive store-level four-wall EBITDA, including standalone stores and store-in-store locations. With the exception of the period during the COVID-19 pandemic, we have consistently generated positive store-level four-wall EBITDA across our existing store footprint. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores generated positive four-wall EBITDA, and we closed some of our least productive locations during 2020, 2021 and in the first quarter of fiscal year 2022. We set certain targets when we evaluate new store locations. Our mall-based stores are expected to generate $600,000 to $900,000 in sales per year, require approximately $0.2 million of capital and inventory investment and typically have a 15-month payback period. Our off-mall stores are expected to generate $375,000 to $900,000 in sales per year, require approximately $0.2 million of capital and inventory investment and typically have a 14-month payback period. Our store-in-store locations are expected to generate $250,000 to $400,000 in sales per year, require approximately $0.1 million of capital and inventory investment and typically have a 14-month payback period. Although we set these targets for new store openings, such targets may not be reached or obtained.

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Approximately 40% of our stores in North America were located outside of shopping malls as of April 30, 2022, up from approximately 20% at the end of fiscal year 2019. We have identified over 500 potential new standalone Claire’s® store locations in strip, power, outlet and lifestyle centers and select top-tier mall locations where we are currently not present. In fiscal year 2022, we expect to open 140 to 170 net-new store locations (the number of expected new store locations, less the number of expected closures of store locations), of which the majority will be located in non-mall locations. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 25 months in North America.

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In Europe, we expect to improve the performance on a four-wall EBITDA basis of our existing stores as well as open new locations in select markets. We plan to continue to optimize our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores. We expect to open 40 to 50 net-new standalone store locations (the number of expected new store locations, less the number of expected closures of store locations) in fiscal year 2022. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 26 months in Europe.

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Over the next several years, we anticipate annually opening approximately 90 to 110 net-new standalone stores (new stores less closing stores) globally, most of which will be located in non-mall locations. We further expect to continue optimizing our real estate portfolio, through strategic relocations, to reduce exposure to lower quality and lower grade mall locations.

•

Grow concessions.    We currently operate in over 13,000 concessions across approximately 30 retail partners in North America and Europe. During the first quarter of fiscal year 2022, our average weekly sales were between $50 and $250 at our small-format concessions locations, between $250 and $650 at our medium-format concessions locations, and between $650 and $3,000 at our large-format concessions locations. We believe we have a significant opportunity to grow and deepen these existing partnerships as well as launch concession offerings with new retail partners. We maintain inventory ownership and only incur minimal fixed operating costs with limited upfront investment for our concessions, which results in a lucrative revenue stream and earnings profile. We currently operate successful concession partnerships in a variety of retail segments across North America and Europe. We focus on partnering with large chains where we can scale quickly. We have an existing presence in approximately 30 retailers globally, including Walmart, CVS and Matalan. We believe there are meaningful identified opportunities for our concessions, which we are only in the early stages of addressing, including through continued expansion into new retail partner stores and through the rollout of additional stores with existing partners. We focus on top retailers across a variety of retail segments, including mass, grocery, apparel, department and specialty stores in the United States and Europe. Given the impulse nature of purchases for many of our categories and unique shopping experience, we have not experienced any meaningful cannibalization in our Claire’s® and Icing® banner stores as we have grown our concessions partnerships. We also believe we have numerous incremental opportunities with our retail partners, including expansion of our product offerings and offering ear piercing services in some partners’ stores.

•

Expand geographically.    We believe there is an opportunity to expand our business in new geographies in the future, including expanding our presence in Central and South America and entering Mexico and the Asia-Pacific region, each of which we believe is an untapped market for the Claire’s® brand.

Acquire new consumers and increase our share of the customer’s wallet

•

Enhance and grow our piercing services.    We believe we are the world’s largest ear piercing services provider as well as the market share leader in retail piercing services in North America. We have an opportunity to further leverage our piercing experience and reputation for piercing safety to grow our market share and our revenue per piercing by enhancing the consumer piercing experience, including by increasing the product mix of premium offerings. We are investing in capabilities that will allow us to elevate consumers’ pre-appointment, in-store and aftercare piercing experience, including online scheduling and registration, virtual earring try-on and digital aftercare notifications. We are also planning to expand our nose piercing services, which we currently only offer in certain stores in the United States, Canada, United Kingdom, Ireland, France, Germany, Portugal, Poland, Hungary and Switzerland. In addition, we see an opportunity to continue to expand our products to include a higher percentage of premium items in a majority of our stores, including gold and diamond options.

•

Localize our merchandise.     We are continuously elevating our merchandise to deliver a differentiated selection of proprietary and exclusive products that are highly relevant to our customers. This includes varying our product inventory and assortment across our store base to reflect the unique characteristics of our local markets. We believe this is especially important across our footprint in Europe, which spans several distinct markets. We have invested in a new merchandizing system we are implementing to enable us to further leverage our global consumer insights to customize our offering to local preferences at scale, further enhancing store performance and reducing markdowns.

•

Increase consumer lifetime value by expanding our loyalty program.    We believe there is an opportunity to capture a larger share of the spend by and for our core demographic by offering a focused and compelling loyalty program. We launched our loyalty program in the United States in November 2020 and in the United Kingdom and Ireland in September 2021, and are in the process of expanding the program to additional countries. Our loyalty program rewards our customers with cash back and exclusive discounts while allowing us to leverage consumer data analytics from the program to employ more personalized consumer messaging and marketing to drive a higher share of our customer’s wallet. As of April 30, 2022, we had over 11.7 million loyalty members, and sales to Claire’s® Rewards members represented over 40% of our total Retail sales (including e-commerce) in the United States, the United Kingdom, and Ireland since the Claire’s® Rewards loyalty program was launched.

•

Enhance our digital presence.    Our goal is to become the most engaging customer-centric digital destination for discovery, inspiration and purchase of fashion jewelry and accessories. We use our online presence to highlight current trends, provide purchase recommendations as well as interact and transact with our consumers. Since 2018, we have invested over $15 million in enhancing our digital capabilities, resulting in meaningful increases in traffic to Claires.com and Icing.com and improved conversion rates. We believe we have an opportunity to grow our digital business by making the online shopping experience easier, with improvements in website navigation, product pages and checkout experience, as well as by leveraging our expanded Buy Online, Pick-Up in Store (“BOPIS”) capabilities. We also have the opportunity to expand our digital footprint to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market as well as to capture additional sales through Amazon’s marketplace and similar opportunities globally. We also launched a subscription service in the United States in September 2021 to offer customers access to the latest trends and products from Claire’s®. We believe growth in subscription represents a sizable opportunity.

Summary Risk Factors

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our common stock include those associated with the following:

Risks related to our business and industry

•	the COVID-19 pandemic;

•	our ability to maintain, enhance and protect the value and goodwill of our brands;

•

our ability to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment, and our ability to adequately forecast the demand for our products;

•	our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center workers and other employees;

•	the failure to grow our store (including store-in-store) and concessions businesses or grow our digital business;

•	a decline in the number of people who go to shopping malls, especially those where we experience high sales volumes;

•	our sourcing of a substantial majority of our products through production arrangements in Asia;

•

our ability to source our merchandise efficiently and cost effectively if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated;

•

negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our industry is highly competitive and our ability to effectively compete;

•	our ability to deliver our products to market if we encounter problems with distribution;

•	our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification;

•

we have changed our executive team significantly since 2019, and our business and future growth prospects may be harmed if we lose key members of our executive team or are unable to integrate, attract and retain the executives and key personnel we need to support our operations and growth;

•

our ability to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations;

•	fluctuations in foreign currency exchange rates;

•	macroeconomic conditions may adversely impact levels of consumer spending;

•

litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands;

•	natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control;

•	the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future;

•

some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils, and our business could be harmed in the event of a prolonged work stoppage;

•	goodwill impairments;

•	our ability to use our net operating losses to offset future taxable income;

•	additional tax liabilities in connection with our operations or due to future legislation;

•	failure to maintain our franchising relationships; and

•	our debt agreements contain restrictions that limit our flexibility in operating our business.

Risks related to information technology, data security and intellectual property

•	if our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed;

•

if we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past, we may be subject to penalties and liability and experience negative publicity;

•	we may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights;

•

legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties; and

•	if our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards.

Risks related to laws, regulations and industry standards

•

our business, including our marketing programs, e-commerce initiatives and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security;

•	our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services;

•	failure to comply with standards, rules and laws governing electronic payments; and

•	failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws.

Risks related to our common stock and this offering

•

affiliates of each of Elliott Investment Management L.P. (together with its affiliates, “Elliott”) and Monarch Alternative Capital LP (“Monarch”) may each continue to have significant influence over us after this offering;

•	we have no current plans to pay regular cash dividends on our shares of common stock following this offering; and

•	we are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 26.

COVID-19

As a result of the public health risk and government-imposed quarantines and other restrictions on commercial activity to contain the spread of COVID-19, the Company’s Retail and Concessions sales were significantly impacted during fiscal years 2020 and 2021. From March 2020 to May 2020, we temporarily closed all of our stores in North America and Europe; during this period, many of our concessions locations were also closed and in some geographies, non-essential products (including our own) could not be sold at concessions locations that otherwise remained open. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of April 30, 2022.

Though we cannot estimate the precise impact of the COVID-19 pandemic on our results of operations, we note that net sales, gross profit and operating income (loss) were $1,394.7 million, $809.1 million, and $170.7 million, respectively, in fiscal year 2021, compared to $910.3 million, $444.2 million and $(9.4) million, respectively, in fiscal year 2020, compared to $1,284.5 million, $690.2 million and $148.4 million, respectively, in fiscal year 2019. In addition, segment net sales for North America and Europe were $1,107.1 million and $377.6 million, respectively, in fiscal year 2021, compared to $621.9 million and $288.4 million, respectively, in fiscal year 2020, compared to $831.5 million and $453.0 million, respectively, in fiscal year 2019. Segment operating income (loss) for North America and Europe were $160.0 million and $10.7 million, respectively, in fiscal year 2021, compared to $20.8 million and $(30.2) million, respectively, in fiscal year 2020, compared to $110.9 million and $37.4 million, respectively, in fiscal year 2019. We believe that these reductions in net sales, gross profit, operating income (loss) and segment operating income (loss) during fiscal year 2020 were largely attributable to the impact of COVID-19, in particular due to the temporary closure of all of our stores during March 2020 to May 2020, which resulted in no revenues generated at our stores during such period. We also believe our net sales, gross profit, operating income (loss) and segment operating income (loss) continued to be adversely affected by COVID-19, particularly in Europe, in fiscal year 2021. For example, as of January 30, 2021, 53 and 568 of our stores were still temporarily closed in North America and Europe, respectively.

We closely monitor the continuing impact of COVID-19 on all facets of our business. During the first quarter of fiscal year 2022, we experienced an increase in net sales partially driven by the favorable impact from the easing of COVID-19 restrictions. However, the continuing existence of COVID-19 could have additional negative impacts in the future. The extent of the impact of COVID-19 on our business and financial results will depend on future developments, including, but not limited to, the continued duration of the COVID-19 pandemic, the emergence of new variants of the virus, the potential temporary reclosing of certain stores, the potential temporary restrictions on certain store operating hours and/or in-store capacity, the duration of potential travel restrictions within the United States and other affected countries, supply chain disruptions, increased freight costs and higher wholesale costs, the duration, timing and severity of the impact on consumer spending, the timing and effectiveness of vaccine distribution, vaccination rates, and how quickly and to what extent normal economic and operating conditions can resume. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19” for a description of the impact of COVID-19 on our results.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion (as adjusted for inflation pursuant to the Securities and Exchange Commission (the “SEC”) rules from time to time) in revenue during our fiscal year 2020 (our most recently ended fiscal year at the time of the initial confidential submission of our registration statement), we qualified as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). While we ceased to be an emerging growth company on January 29, 2022 because our annual revenues exceeded $1.07 billion for fiscal year 2021, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the completion of this offering. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As a result:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation report from our auditors on our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), for up to five years or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to opt out of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name Claire’s Holdings LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. Prior to the closing of this offering, Claire’s Inc. will effect the other corporate actions described in “Corporate Conversion.” In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to convert the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—from a limited liability company to a corporation so that our existing and future investors will own shares of our common stock rather than membership interests in a limited liability company. Immediately prior to the Corporate Conversion, the outstanding limited liability company membership interests of Claire’s Holdings LLC consist of Common Units and Series A Preferred Units. In connection with the closing of the offering, all holders of outstanding membership interests of Claire’s Holdings LLC at the time of its conversion to Claire’s Inc. will receive shares of common stock of Claire’s Inc. See “Corporate Conversion.”

Following the Corporate Conversion, Claire’s Inc. will continue to hold all the property and assets of Claire’s Holdings LLC and continue to be responsible for all of the debts and obligations of Claire’s Holdings LLC. As of the closing of this offering, Claire’s Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described in “Description of Capital Stock.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Claire’s Holdings LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

Transactions Involving Holders of Series A Preferred Units

At April 30, 2022, the Company had 533,124 Series A Preferred Units issued and outstanding. The Series A Preferred Units accrue a preferred return at an annual rate equal to 14% of the stated value (the “Preferred Return”). The Preferred Return is paid quarterly within 30 days of each fiscal quarter end. The Preferred Return is payable in additional Series A Preferred Units unless investors that hold a majority of the Series A Preferred Units elect to receive cash. The requisite number of investors have never elected to receive cash. As a result, for the first quarter of fiscal year 2022 and fiscal years 2021, 2020 and 2019, the Company issued 17,981, 89,450, 71,155 and 63,227 Series A Preferred Units, respectively, as payment of the Preferred Return.

The Corporate Conversion and this offering

In connection with the closing of the offering, all holders of outstanding membership interests of Claire’s Holdings LLC at the time of its conversion to Claire’s Inc. will be issued shares of common stock of Claire’s Inc. In addition, former holders of Series A Preferred Units will be issued common shares as part of their make whole premium, as described under “Corporate Conversion—Series A Preferred Unit Make Whole Premium.”

We intend to use the net proceeds from this offering (before any exercise by the underwriters of their option to purchase additional shares of common stock) to pay, in part, the Series A Preferred Unit make whole premium to the former holders of Series A Preferred Units. See “Use of Proceeds.” The make whole premium is required to be paid in cash only to the extent of the net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock), with the remainder of the make whole premium to be paid in common shares.

For details of the number of common shares to be issued in this regard, see “Corporate Conversion—Pricing Sensitivity Analysis.”

Redemptions

On December 14, 2021 the Company redeemed 46,981 Series A Preferred Units at a redemption price of $2,661 per unit for a total redemption amount of $125.0 million, on April 9, 2021 the Company redeemed 28,691 Series A Preferred Units at a redemption price of $2,614 per unit for a total redemption amount of $75.0 million, and on November 2, 2020, the Company redeemed 52,959 Series A Preferred Units at a redemption price of $2,837 per unit for a total redemption amount of $150.3 million. The December 2021, April 2021 and November 2020 redemption prices were equal to the stated value of each unit plus a redemption premium based upon the present value of the Preferred Return due through October 12, 2038.

Debt Exchange

On December 18, 2019, the Company entered into the term loan credit agreement (the “Term Loan Credit Agreement”) among Claire’s Stores, Inc. (“Claire’s Stores”), as borrower, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and collateral agent, providing for $502.4 million aggregate principal amount of term loan maturing on December 18, 2026 (the “Term Loan”). The Term Loan refinanced the $250.0 million aggregate principal amount of the then-outstanding term loan (the “Refinanced Term Loan”) and consummated an offer to exchange 10,049 of its preferred units, including accrued preferred return for $1,500 of Term Loan for each preferred unit tendered (the “Debt Exchange”).

Our Corporate Information

Claire’s Holdings LLC is a Delaware limited liability company. Prior to the effectiveness of the registration of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed Claire’s Inc. See “Corporate Conversion.”

Our principal executive offices are located at 2400 West Central Road, Hoffman Estates, Illinois, 60192 and our telephone number is (847) 765-1100. Our website is www.claires.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including the “Risk Factors” section and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Common stock offered by Claire’s Inc.	shares ( shares if the underwriters exercise their option to purchase additional shares of common stock from us in full)

Common stock offered by the selling stockholders	shares (assuming the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders in full)

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of common stock from us in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional shares of common stock from us in full, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions. We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $ . We intend to use the net proceeds from this offering to pay, in part, the Series A Preferred Unit make whole premium to the former holders of Series A Preferred Units. See “Corporate Conversion—Series A Preferred Unit make whole premium.” If the underwriters’ option to purchase additional common shares from us is exercised, the net proceeds therefrom are expected to be used for general corporate purposes, including the payment of offering expenses. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders pursuant to the underwriters’ option to purchase additional shares from the selling stockholders.

Dividend policy	We do not anticipate paying any cash dividends on our common stock in the near future. The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations. In addition, our credit facilities place certain restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Listing	We have applied to list our common stock on the New York Stock Exchange under the trading symbol “CLRS.”

Conflicts of interest	Goldman Sachs & Co. LLC, an underwriter of this offering, beneficially owns approximately 5.2% of our outstanding equity securities prior to the consummation of this offering (approximately 4.4% of the Series A Preferred Units and approximately 5.7% of the Common Units of the Company, which will be converted into preferred and common stock, respectively, of the Company pursuant to the Corporate Conversion as described in “Corporate Conversion”). Goldman Sachs & Co. LLC is expected to receive in excess of 5% of the total net proceeds in this offering as a result of the Company’s payment of the make whole premium to holders of Series A Preferred Units as described in “Use of Proceeds.” Therefore, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering is being conducted in accordance with FINRA Rule 5121. FINRA Rule 5121 prohibits Goldman Sachs & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. Citigroup Global Markets Inc. is acting as the “qualified independent underwriter” for this offering.

The number of shares of our common stock to be outstanding after this offering:

•	is based on shares of common stock to be issued to former holders of Series A Preferred Units upon completion of this offering as described in “Corporate Conversion”;

•	excludes shares of common stock reserved for future issuance under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”); and

•	excludes shares of common stock reserved for future issuance under the Claire’s Inc. 2022 Long-Term Incentive Plan (the “2022 Plan”).

Unless we specifically state otherwise, all information in this prospectus, (1) except for our historical consolidated financial statements and notes thereto included elsewhere in this prospectus, assumes the consummation of the Corporate Conversion immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, (2) assumes no exercise of the underwriters’ option to purchase additional shares of common stock from us or the selling stockholders solely to cover overallotments, (3) gives effect to our amended and restated certificate of incorporation and bylaws, which will be in effect prior to the closing of this offering, (4) assumes an initial public offering price of $             per share of our common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) and (5) assumes a     -for-     split of our common stock, to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the Corporate Conversion, the     -for-     stock split of our common stock or the completion of the offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the fiscal years ended January 29, 2022, January 30, 2021 and February 1, 2020, are derived from the audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the first quarters of fiscal years 2022 and 2021 are derived from the interim unaudited historical condensed consolidated financial statements included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results to be expected for future periods. We refer you to the notes to our historical consolidated financial statements for a discussion of the basis on which our historical consolidated financial statements are prepared.

Our fiscal year ends on the Saturday closest to January 31, resulting in fiscal years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to “fiscal year 2021,” “fiscal year 2020” and “fiscal year 2019” relate to our fiscal years ended January 29, 2022, January 30, 2021 and February 1, 2020, respectively.

This table should be read in conjunction with the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended		Year Ended
	April 30, 2022	May 1, 2021	January 29, 2022	January 30, 2021	February 1, 2020
	(in thousands)
Income Statement Data:
Net sales	$366,383	$273,417	$1,394,676	$910,341	$1,284,541
Cost of sales, occupancy and buying expense (exclusive of depreciation and amortization shown separately below)	145,266	124,434	585,615	466,125	594,334

Gross profit	221,117	148,983	809,061	438,381	689,169

Operating expenses:
Selling, general and administrative expense	161,349	118,934	572,256	387,683	489,839
Depreciation and amortization	17,602	16,871	70,569	72,145	60,645
Other income, net	(1,571)	(486)	(4,486)	(6,214)	(8,650)

Total operating expenses	$177,380	$135,319	$638,339	$453,614	$541,834

Operating income (loss)	43,737	13,664	170,722	(9,398)	148,373
Reorganization items, net	65	37	200	(372)	4,871
Loss on early debt extinguishment	—	—	—	—	250,588
Loss (gain) on derivative liability	(80,843)	(36,479)	134,846	41,349	55,095
Interest expense, net	9,289	9,764	36,887	41,333	28,389

Income (loss) before income tax (benefit) expense	115,226	40,342	(1,211)	(91,708)	(190,570)
Income tax (benefit) expense	(1,845)	3,679	(9,395)	(24,728)	7,647

Net income (loss)	$117,071	$36,663	$8,184	$(66,980)	$(198,217)

	Three Months Ended		Year Ended
	April 30, 2022	May 1, 2021	January 29, 2022	January 30, 2021	February 1, 2020
	(in thousands)
Other comprehensive income (loss):
Foreign currency translation adjustments	(780)	382	516	1,264	(1,220)
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense of $146, $(217), $149, $(217) and $167	(6,027)	(481)	(7,816)	8,836	(1,993)

Other comprehensive income (loss)	$(6,807)	$(99)	(7,300)	10,100	(3,213)

Comprehensive income (loss)	$110,264	$36,564	$884	$(56,880)	$(201,430)

	As of
	April 30, 2022	January 29, 2022	January 30, 2021	February 1, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,633	$70,039	$177,482	$263,245
Inventories	$215,873	$208,887	$136,153	$149,699
Total assets	$1,906,106	$1,956,969	$1,723,243	$1,856,289
Total liabilities	$1,353,832	$1,504,460	$1,083,293	$1,005,001
Total mezzanine equity	$359,601	$352,773	$349,739	$338,219
Total members’ equity	$192,673	$99,736	$290,211	$513,069

	Three Months Ended		Year Ended
	April 30, 2022	May 1, 2021	January 29, 2022	January 30, 2021	February 1, 2020
	(in thousands)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(16,648)	$27,765	$170,593	$93,933	$159,714
Investing activities	$(15,877)	$(9,278)	$(63,681)	$(34,602)	$(33,595)
Financing activities	$(1,477)	$(76,563)	$(206,389)	$(154,623)	$(6,164)

	Three Months Ended		Year Ended
	April 30, 2022	May 1, 2021	January 29, 2022	January 30, 2021	February 1, 2020
Financial and Other Data:
Company-operated Claire’s® stores, North America (end of period) (1)	1,574	1,388	1,489	1,390	1,312
Company-operated Claire’s® stores, Europe (end of period)(1)	871	893	878	905	937
Company-operated Icing® stores (end of period)(1)	187	194	189	195	198
Adjusted EBITDA (in thousands)(2)	$71,012	$35,553	$275,539	$84,186	$225,812
Net income (loss) margin	32.1%	13.4%	0.6%	(7.4)%	(15.4)%
Adjusted EBITDA margin(2)	19.4%	13.0%	19.8%	9.2%	17.6%

(1)

28 and 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic as of May 1, 2021 and January 30, 2021, respectively. Two and 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic as of May 1, 2021 and January 30, 2021, respectively. Three and four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic as of May 1, 2021 and January 30, 2021, respectively. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of April 30, 2022, January 29, 2022 or February 1, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for a description of store count and same store sales.

(2)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a reconciliation of each of Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP financial measure, information about why we consider such measure useful and a discussion of the material risks and limitations of such measure, please see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with GAAP.

Specifically, we make use of the non-GAAP financial measures Adjusted EBITDA and Adjusted EBITDA margin in evaluating our past results and future prospects. We present Adjusted EBITDA and Adjusted EBITDA margin because they are key measures used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

We define Adjusted EBITDA as net income (loss), adjusted to exclude income taxes, interest expense and income, depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, severance and transaction-related costs and certain non-cash and other items.

Adjusted EBITDA is not a measure of financial performance under GAAP, and should not be used as an alternative to net income (loss). Adjusted EBITDA has limitations as an analytical tool, and you should not consider such a measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include the following:

•	Adjusted EBITDA does not reflect every expenditure or contractual commitment;

•	Adjusted EBITDA does not reflect changes in our working capital needs;

•	Adjusted EBITDA does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

•	Adjusted EBITDA does not reflect income tax expense;

•	Adjusted EBITDA does not reflect cash flow from operating, investing or financing activities as a measure of liquidity;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any costs of such replacements;

•	Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted EBITDA margin as supplemental information to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage.

The following table presents for each of the periods indicated a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Three Months Ended		Year Ended
	April 30, 2022	May 1, 2021	January 29, 2022	January 30, 2021	February 1, 2020
Net income (loss) (GAAP)	$117,071	$36,663	$8,184	$(66,980)	$(198,217)
Interest expense, net	9,289	9,764	36,887	41,333	28,389
Income tax (benefit) expense	(1,845)	3,679	(9,395)	(24,728)	7,647
Depreciation and amortization	17,602	16,871	70,569	72,145	60,645
Loss (gain) on derivative liability(1)	(80,843)	(36,479)	134,846	41,349	55,095
Loss on early debt extinguishment(2)	—	—	—	—	250,588
Strategic transformation expenses(3)	5,044	3,042	21,024	13,171	14,692
Other adjustments(4)	4,694	2,013	13,424	7,896	6,973
Adjusted EBITDA (Non-GAAP)	$71,012	$35,553	$275,539	$84,186	$225,812

(1)

Reflects changes in estimated fair value of the derivative liability, which are driven by changes in valuation inputs and assumptions and are recognized as non-cash losses (gains) on the consolidated statements of operations and comprehensive income (loss).

(2)	Reflects debt extinguishment associated with the Company’s entry into the Term Loan, which refinanced the $250.0 million aggregate principal amount of the then-outstanding term loan.
(3)

Reflects one-time costs associated with our strategic transformation, including executive leadership team changes, reorganization costs, store relocation, strategic business assessments and transformational projects.

(4)	Reflects primarily the non-cash impacts of stock compensation and certain other cash and non-cash adjustments including inventory write-off, store pre-opening and store closing expenses.

We have incurred incremental expenses associated with the COVID-19 pandemic, which are included in the calculation of net income (loss). These incremental expenses are not included as adjustments to net income (loss) in the above reconciliation to Adjusted EBITDA.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks related to our business and industry

The COVID-19 pandemic has had a significant adverse impact on our business and could continue to adversely impact our business, financial condition, results of operations and cash flows.

As a result of reduced consumer traffic at our retail locations in fiscal years 2020 and 2021, due to store or concession closures, government-imposed restrictions to contain the spread of COVID-19 and public health concern generally, the Company’s sales in those periods were significantly adversely impacted. Though we cannot estimate the precise impact of the COVID-19 pandemic on our results of operations, we note that net sales, gross profit and operating income (loss) were $1,394.7 million, $809.1 million, and $170.7 million, respectively, in fiscal year 2021, compared to $910.3 million, $444.2 million and $(9.4) million, respectively, in fiscal year 2020, compared to $1,284.5 million, $690.2 million and $148.4 million, respectively, in fiscal year 2019. In addition, segment net sales for North America and Europe were $1,107.1 million and $377.6 million, respectively, in fiscal year 2021, compared to $621.9 million and $288.4 million, respectively, in fiscal year 2020, compared to $831.5 million and $453.0 million, respectively, in fiscal year 2019. Segment operating income (loss) for North America and Europe were $160.0 million and $10.7 million, respectively, in fiscal year 2021, compared to $20.8 million and $(30.2) million, respectively, in fiscal year 2020, compared to $110.9 million and $37.4 million, respectively, in fiscal year 2019. We believe that these reductions in net sales, gross profit, operating income (loss) and segment operating income (loss) during fiscal year 2020 were largely attributable to the impact of COVID-19, in particular due to the temporary closure of all of our stores during March 2020 to May 2020, which resulted in no revenues generated at our stores during such period. We also believe our net sales, gross profit, operating income (loss) and segment operating income (loss) continued to be adversely affected by COVID-19, particularly in Europe, in fiscal year 2021. For example, as of January 30, 2021, 53 and 568 of our stores were still temporarily closed in North America and Europe, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19.”

Although we have re-opened all of our stores (including store-in-store locations), consistent with government guidelines, and have resumed sales at all of our concessions locations, there remains uncertainty around expected consumer traffic generally, as a result of new information that may emerge concerning the severity of COVID-19, the impact of new variants and sub-variants of COVID-19, the adoption of vaccines, the effectiveness of vaccines against new variants and sub-variants of COVID-19, the potential for renewed government restrictions (for example, relating to social distancing, which could affect consumer traffic and our ability to provide piercing services) and general consumer behavior. Further, while we have implemented strict safety protocols in stores, there is no assurance that such protocols will be effective or be perceived as effective, and any virus-related illnesses linked or alleged to be linked to our stores, whether accurate or not, may negatively affect the willingness of consumers to visit our stores. If consumer traffic fails to return to pre-pandemic levels or there are fluctuations in consumer traffic, our sales may be negatively affected. Such negative impacts may be exacerbated during traditionally peak consumer traffic periods such as the holiday shopping season.

In addition, if there are further outbreaks of COVID-19 variants or spikes in the number of COVID-19 cases in areas where we operate stores, our employees could become sick or need to be quarantined, or may otherwise be limited in their ability or willingness to work at our locations or travel. Should our stores not have an adequate number of employees, we may be forced to close temporarily, operate on a limited opening schedule, or provide increased wages or incentives in order to attract and retain employees.

The COVID-19 pandemic has also impacted the Company’s global supply chain, primarily through increases in the cost of shipping and distribution (especially for products shipped from Asia to North America and Europe) as a result of impacts on global shipping. These higher costs could continue or increase further. In addition, we have experienced increases in transportation and distribution lead times as a result of shipping fleet congestion at ports of entry, resulting in our having to increase our use of more expensive air freight options from time to time. We discuss the impact of higher cost of shipping and distribution on the Company further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Macroeconomic conditions.” We may need to continue utilizing higher levels of air freight. Also, in the event of future restrictions on the operation of any of the facilities that produce our merchandise, most of which are located in China, we may not be able to source additional facilities to meet our demand. Moreover, should our distribution centers not have adequate numbers of employees due to ill health or have their operations restricted, our stores may face shortages of merchandise.

As the COVID-19 pandemic subsides, the pace of the economic recovery and shifts in consumer discretionary spending to other categories such as travel and restaurants may negatively impact the Company’s results of operations or cash flows. We are also subject to the risk of being unable to negotiate rent suspensions with landlords in the event of future store closures. As such, the full extent of the impact of COVID-19 on the Company’s business and financial performance remains uncertain.

To the extent that COVID-19 has affected and continues to adversely affect the global economy, our business, financial condition, results of operations or cash flows, it has heightened, and may continue to heighten, other risks described within this “Risk Factors” section.

Our success depends on our ability to maintain, enhance and protect the value and goodwill of our brands.

The Claire’s® and Icing® brands and associated goodwill are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands depends largely on our ability to provide a consistent, enjoyable and quality customer experience and the success of our design, merchandising and marketing efforts. Our brands could be adversely affected if we fail to achieve any of these objectives for our brands, which in turn could negatively impact sales and have a material adverse effect on our business, financial condition and results of operations. Our brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to actions taken (or not taken) with respect to societal and environmental matters, the personal conduct of individuals associated or perceived to be associated with our brands, the way we manage our relationship with our suppliers, customers, distributors, employees and business partners, our development efforts in existing and new markets or the actions of our franchisees, vendors, licensees or licensors.

Although we maintain policies with our employees, vendors and licensees that promote ethical business practices, and our employees, agents and third-party compliance auditors periodically visit and monitor the operations of the facilities that manufacture our products, we do not control our vendors, independent manufacturers or licensees or their practices. A violation of our vendor policies, license agreements, health and safety standards, product quality standards, labor laws, anti-bribery laws, or other policies or laws by employees, vendors, independent manufacturers, franchisees or licensees could damage the image and reputation of our brands. Our brands may also be damaged as a result of events that are, or may be, beyond our control, such as actions taken (or not taken) by one or more of our franchisees, licensees or business partners or their employees or subcontractors relating to any of the following: customer service, health, safety, welfare, social justice, political activism or otherwise; litigation and legal claims; security breaches or other fraudulent activities that could affect our and our franchisees’ information and electronic payment systems; illegal activity targeted at us or others; and conduct by individuals associated with us that could violate ethical standards or dilute, tarnish or otherwise adversely affect the reputation of our brands. Customer demand for our products and services and our brands’ value could diminish significantly if any such incidents or other matters erode customer confidence in or goodwill for us or our products and services, which would likely materially and adversely affect our business, financial condition and results of operations.

In addition, if any third party copies our brand designs, products or our stores in a manner than projects lesser quality or carries a negative connotation, uses trademarks that are identical or similar to our trademarks, or otherwise misappropriates, dilutes, infringes or violates our intellectual property rights, it could lead to market confusion, loss of competitive advantage and lost sales, and have a material adverse effect on our brand image and results of operations. Any negative publicity or market confusion regarding us or our brands, services or products could adversely affect our reputation and sales. There can be no assurance that our brand image will not be negatively affected through its association with products, services or actions of our licensees, vendors or other third parties.

We may suffer material adverse business consequences if we are unable to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment. Profitability and our reputation could be materially negatively impacted if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

The retail fashion jewelry and accessories business is subject to rapidly changing fashion trends and shifting consumer preferences. Our success depends, in large part, on our ability to anticipate and respond to such changes in a timely manner, keeping our customers engaged and interested in our merchandise. We also aim to maintain a diverse merchandise assortment with a relatively tight inventory of each product, especially with respect to on-trend products. Among other things, we believe that this strategy creates a constant sense of newness, which drives repeat store, e-commerce or concession visits and increased sales and also helps us to reduce markdowns. We make decisions for the purchase and manufacture of merchandise with our suppliers up to 12 months in advance, and sometimes before trends are identified or evidenced by consumer purchases. In addition, the periodic nature of the retail business requires us to carry a significant amount of inventory, especially prior to peak selling periods (such as the year-end holiday season, back-to-school periods, Easter, spring break, Halloween, St. Patrick’s Day and the Fourth of July), when we generally build up inventory levels of specialized merchandise. As a result, it can be difficult for us to respond to new or changing consumer needs and there can be no assurance that we will be able to continue to stock our stores (including store-in-store locations) and concession locations adequately and with sufficient merchandise assortment levels. It is also difficult for us to accurately forecast proper merchandise levels at our new concessions locations, where we may not have historical purchase information to leverage in forecasting demand for each location. Further, we are in the process of implementing new merchandising technology systems that will change the way we allocate products to our stores (including store-in-store locations) and concession locations. Any failure to successfully implement these systems could limit, disrupt or weaken our ability to forecast merchandise levels appropriately. In addition, some of our products involve intellectual property we license from third parties; any failure to license or renew our licenses for on-trend products could negatively affect our sales.

If we are unable to anticipate, identify or react to changing styles or trends or consumer purchasing habits, or if we are unable to successfully offer proper merchandise assortment levels due to inaccurate forecasts or otherwise, consumers may choose to visit our stores (including store-in-store locations), concessions locations or e-commerce websites less frequently, our brands could be impaired, our relationships with our store-in-store and concessions partners could be harmed, our market share may decline and our results of operations could deteriorate. Further, any failure to maintain proper merchandise assortment levels could lead to excess inventories, which could lead to markdowns and increased marked out-of-stock charges and promotions, resulting in a decrease in our merchandise margins. On the other hand, if we forecast demand for our products that is lower than actual demand, we may experience insufficient levels of inventory and increased costs to fulfill demand, and our brand image may also suffer.

Our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center workers and other employees could adversely impact sales and earnings.

The customer experience and timely distribution of our products are essential elements in the success of our business. From time to time, including recently, we have incurred higher wage rates for our employees due to a number of factors, any of which could require us to incur higher wage rates in the future, including: competition for suitable store associates, distribution center workers or other employees; wage pressures; high turnover; or changes in unemployment, immigration, labor or healthcare laws (in particular, in California, where approximately 8% of our North America associates are based; in Europe, where employment relationships are subject to more regulation compared to other jurisdictions in which we operate; and in the United Kingdom, which has a reduced labor pool as a result of Brexit). In particular, as a result of recent employment market trends, it has been more difficult for us to attract and retain employees globally, including because of factors such as increased market competition, enhanced government benefits and stimulus payments as well as concerns around the safety of returning to work, which in turn increases wage and incentives pressures. A shortage of qualified individuals or higher wage rates has resulted and could in the future result in disruptions to the performance of store or other associates or the timely delivery of our products, which in turn could adversely impact our business, financial condition and results of operations. We discuss the impact of higher wage rates on the Company further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Macroeconomic conditions.”

The failure to grow our store (including store-in-store) and concessions businesses or grow our digital business may adversely affect our business.

Our growth strategies include expanding our store (including store-in-store) and concessions businesses in both North America and Europe. In particular, our target is to open between 180 and 220 net-new store locations (the number of expected new store locations, less the number of expected closures of store locations) globally in fiscal year 2022; and with respect to concessions, we plan to continue to grow our concessions partnerships. Our ability to accomplish our growth targets in North America and Europe depends in part on our ability to identify appropriate store locations and negotiate acceptable terms in our store leases and store-in-store and concessions agreements that meet our operating budgets and accomplish appropriate returns on investment.

Further expanding our digital presence, including to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market, is part of our growth strategy. However, we are vulnerable to certain risks and uncertainties specific to our digital and e-commerce strategy. These include changes in third party marketplace business models, rapid changes in technology, diversion of sales from our store and concessions businesses, customers’ acceptance of the shipping times from our two distribution centers, website downtime and other technical failures, changes in state tax regimes and government regulation of internet activities.

Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which in turn could negatively impact our business, financial condition and results of operations.

A decline in the number of people who go to shopping malls, especially those where we experience high sales volumes, could reduce the number of our consumers and reduce our net sales.

A majority of our stores are currently located in traditional shopping malls. Our sales are derived, in part, from the volume of traffic at those malls. We benefit from the ability of the shopping malls’ “anchor” tenants (generally large department stores) and other area attractions, as well as tourism in certain locations, to generate consumer traffic around our stores. We also benefit from the popularity of shopping malls as shopping destinations. Sales volume and consumer traffic is likely to be adversely affected by economic downturns in a particular area, competition from non-shopping mall retailers (including e-commerce businesses) and other shopping malls where we do not have stores and the closing of anchor tenants in a particular shopping mall. In addition, a decline in the popularity of shopping malls (especially popular shopping malls that typically benefit from high traffic volume) among our core consumers may curtail consumer visits, which in turn could result in decreased sales in our stores and result in a material adverse effect on our business, financial condition and results of operations.

We source a substantial majority of our products through production arrangements in Asia.

We source a substantial majority of our products through a network of vendors that is principally coordinated by our Hong Kong sourcing office. These vendors in turn rely on a number of production facilities, primarily in China. Our global supply chain could be negatively affected due to a number of factors, including:

•

global or regional public health crises, such as the COVID-19 pandemic, including governmental measures taken in response, which continues to have an adverse effect on our sourcing operations, particularly in China and the rest of Asia and has slowed our ability to source new suppliers and import products into North America and Europe, and may continue to do so in the future;

•

political instability, war or other global events, including actions taken by governments or others in response to such events, resulting in the disruption of operations or trade in or with countries from which we source our products;

•	increased costs of raw materials, labor, fuel and transportation;

•	interruptions in the supply of raw materials, including precious and non-precious metals, plastics, cotton, nylon, polyester and trim items;

•	financial instability, including bankruptcy or insolvency, of one or more of our major vendors or their manufacturers;

•	increases in the cost of labor in our sourcing locations;

•	changes in the customs procedures concerning the importation of the products we sell;

•	changes in laws concerning supply sources, supply chain transparency, labor and human rights;

•	unforeseen delays in customs clearance of any goods and merchandise;

•	the inability to protect our intellectual property;

•	the ability of our vendors to secure sufficient credit to finance the manufacturing process, including the acquisition of raw materials;

•	our ability to successfully pursue indemnification claims in the event we seek indemnification from our vendors;

•

potential consumer concerns about our use of international vendors and independent manufacturers over whom we have limited to no control, including concerns about supply chain transparency and responsible sourcing;

•

manufacturing delays or unexpected demand for products that may increase the need to use faster, but more expensive, transportation methods, such as air-freight services, including because of the COVID-19 pandemic or our failure to accurately forecast demand for certain products; and

•	other events beyond our control that could interrupt our supply chain and delay receipt of our products into North America and Europe.

The occurrence of one or more of these events could result in disruptions to our sourcing operations, which in turn could negatively impact our sales or result in higher cost of goods sold, thereby negatively impacting our results of operations.

Our ability to source our merchandise efficiently and cost effectively could be negatively impacted if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated.

We do not own or operate the manufacturing facilities that produce our products. We source a substantial majority of our products through vendors that in turn rely on a number of production facilities, primarily in China. Most of our merchandise (including the raw materials used in our merchandise) is subject to trade restrictions, including tariffs, safeguards or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. These and other trade restrictions have had in the past, and could have again, an impact on our and our vendors’ sourcing patterns. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our or our vendors’ merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by governmental authorities, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against items we offer, as well as labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our vendors, and we would expect the costs to be passed along in increased prices to us, which could negatively impact our sales or profitability. Further, we do not own all of the intellectual property in the products produced by all of our manufacturers. If our relationship with a manufacturer is impaired or terminated for any reason, we may not have the ability to source identical products from another manufacturer, which may result in loss of sales or competitive advantage or increased costs to develop new products.

Negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our brand and business.

There has been a marked increase in the use of social media platforms, including social media platforms (such as TikTok, Facebook, Snapchat, Twitter and Instagram) and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. We use such third party social media platforms as, among other things, marketing tools, and we also maintain relationships with many social media influencers. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions, such as boycotts and other brand-damaging events. Many, if not all, social media platforms immediately publish their participants’ posts, often without filters or checks on the accuracy of the content posted. Any negative or potentially damaging social media content (especially if it goes “viral”), regardless of the content’s accuracy or our efforts to respond, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations. The harm may be immediate without affording us an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our business, exposure of personally identifiable information, out-of-date information, fraud, hoaxes, or malicious dissemination of false information and negative comments relating to actions taken (or not taken) with respect to societal or environmental issues. Furthermore, the use of social media by social media influencers, our customers, employees, vendors, franchisees or other individuals and entities associated with our brand in a negative or damaging way could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and brand and adversely and negatively impact our financial condition and results of operations. This adverse impact may occur whether or not we are directly related to, or otherwise control, the subject matter of the social media attention. Even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation and brand and could contribute to diminished financial performance.

In addition, we use social media to communicate with consumers and the public in general. Failure to use social media effectively could lead to a decline in our brand value and revenue. Laws, regulations and enforcement actions, including by the U.S. Federal Trade Commission (“FTC”), rapidly evolve to govern social media platforms and communications. For example, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between influencer and an advertiser. Although we do not prescribe what our influencers post, we may be held responsible for the content of their posts or their actions. The failure by us, our employees, our franchisees, our brand ambassadors or third parties acting at our direction, to abide by applicable laws and regulations in the use of social media could adversely impact our brand, reputation, financial condition and results of operations or subject us to fines or other penalties.

Our industry is highly competitive and failure to effectively compete could have a negative impact on our business.

The jewelry and accessories retail business is highly competitive. We compete with international, national and local department stores, specialty and discount store chains, mass merchants, independent retail stores, e-commerce services, direct marketing to consumers and catalog businesses that market similar lines of merchandise. Many of our competitors are companies with substantially greater financial, marketing and other resources. As a result, these competitors may be able to adapt to changes in consumer trends more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to their e-commerce activities and the marketing and sale of their products, and adopt more aggressive pricing strategies than we can.

Some competitors offer or may in the future decide to offer piercing services, which are an important differentiator in our stores and our customers’ shopping experience. If any of our piercing competitors take market share from us or disrupt our efforts to grow our piercing business, this could result in a reduction of any competitive advantage or special appeal that we possess as a leading retail piercing destination and negatively impact our sales.

Although we operate an e-commerce business, the majority of our sales are made in stores or concessions locations. As such, significant shifts in consumer buying patterns to purchasing fashionable jewelry and accessories at affordable prices through online or e-commerce channels could have a material adverse effect on our financial results. Many of our competitors have e-commerce businesses that are substantially larger and more developed than ours, which may place us at a competitive disadvantage. If we are unable to further expand our e-commerce business in response to competitive needs, our sales could decline, or we may need to increase our investments in our e-commerce business, which in turn could cause our profitability to decrease.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected.

We rely on distribution centers to warehouse and ship products to our company-operated stores, franchised stores and concessions locations and e-commerce consumers throughout the world. We handle merchandise distribution for all of our retail locations in North America from a distribution center in a suburb of Chicago, Illinois that we lease and operate. We handle merchandise distribution for all of our Europe operations from a distribution center in Birmingham, United Kingdom that we lease and a third party operates on our behalf. We handle merchandise distribution for all of our international franchised operations from a distribution center in Hong Kong that we also lease and operate.

Reliance on a single distribution center for each of our major markets means that our supply of stores in that market is dependent upon the continued and optimal operation of that distribution center. Any failure to operate the respective distribution centers at required levels or any failure to source our merchandise efficiently and cost effectively from such distribution centers (for example, due to new or more burdensome trade restrictions, the ongoing COVID-19 pandemic or our ability to negotiate leases on favorable terms or at all) could negatively impact our ability to supply their respective markets. For example, as our concessions business continues to expand, our distribution center in the United Kingdom may not have the capacity to operate at the levels required to handle increased product volumes. Although we expect to open an additional distribution center in Europe, a failure by us to secure any additional distribution center capacity that may be required could limit our ability to expand our business in Europe or elsewhere. Further, in connection with opening a new distribution center and migrating some operations to a new distribution center, we may suffer disruptions in our distribution center operations. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution centers, which also may be adversely affected by work stoppages (including due to labor disputes) or disruption (including due to fires, floods or other calamities). If we encounter problems with our distribution centers, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected.

Moreover, the uncertainty with respect to the movement of goods between the United Kingdom and the European Union following the United Kingdom’s leaving the European Union on January 31, 2020 (“Brexit”) has negatively impacted, and may continue to negatively impact, our ability to distribute products from the United Kingdom to member states of the European Union. Our merchandise that is distributed from our distribution center in the United Kingdom to member states is subject to both UK and EU laws and regulations which may have differing and potentially conflicting requirements. For example, we have experienced temporary delays in distributing certain product categories from the United Kingdom to certain European Union countries due to new documentation requirements and have incurred additional tariff costs of approximately $0.5 million in the first six months following Brexit. While we have established specialized distribution arrangements to mitigate the impacts of Brexit, incurring costs of approximately $1 million, there can be no assurance that we will not experience further distribution delays or costs, which may have a material adverse effect on our business, financial condition and results of operations.

Our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification, and the loss of concessions or store-in-store arrangements could negatively affect our business, financial condition and results of operations.

We conduct business through concessions and/or store-in-store arrangements with mass, grocery, drug, toy, apparel, department store and specialty retailers and we expect to pursue growth through an increased focus on these channels. The retailers with whom we enter into these arrangements are generally able to revoke these contracts at will (subject to reimbursing us, in certain cases with respect to certain store-in-store locations, for amortized capital expenditures) by terminating the applicable agreement upon notice. Certain of our concessions and store-in-store arrangements may also be terminated early by our retailers in certain default scenarios, including, among others, failure to pay rent when due and payable (if we are otherwise unable to negotiate work-outs with our landlords) and failure to open our locations according to the retailers’ hours of operations (in each case, to certain exceptions). The loss or modification of our concessions and store-in-store arrangements could have a material adverse impact on our business, financial condition and results of operations.

We have changed our executive team significantly since 2019, and if we lose key members of our executive team or are unable to integrate, attract and retain the executives and key personnel we need to support our operations and growth, our business and future growth prospects may be harmed.

Since 2019, we have made a number of key additions to our executive leadership team, including Ryan Vero, our Chief Executive Officer who joined us in July 2019 and Michael Schwindle, our Executive Vice President, Chief Financial Officer who joined us in March 2020. The continued integration of these executives and other new members of our executive team will be critical to our success.

In addition, any potential inability to attract and retain key personnel, or delays in hiring, including due to the COVID-19 pandemic or labor shortages, may seriously harm our business, financial condition and results of operations. We cannot be sure that we will be able to attract and retain a sufficient number of executives and key personnel in future periods. Competition is intense for qualified personnel in the retail industry and the loss of any executives or other key personnel or an inability to attract, hire, retain and motivate additional key personnel required for the operation and expansion of our business could hinder our ability to develop and sell our products.

The loss of any member of our executive team could significantly delay or prevent us from achieving our business and/or growth objectives, and could materially harm our business.

If we are unable to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be adversely affected.

Our three distribution centers and all of our stores are leased. Our ability to renew expired leases or, if such leases cannot be renewed, to lease suitable alternate locations, and to enter into leases for new distribution centers or stores on favorable terms or at all depends on many factors, many of which are not within our control, including conditions in the local real estate market, competition for desirable properties, our relationships with current and prospective landlords, and the ability to negotiate acceptable lease terms that meet our financial targets and other business needs. If we are unable to renew existing leases (for example, due to a shopping mall closure or due to a landlord choosing to lease its property to other tenants that want to enter into longer leases or rent larger spaces) or lease suitable alternate locations or enter into leases for new distribution centers or stores on favorable terms or at all, our growth and profitability could be materially adversely affected. In addition, from time to time, particularly in response to the ongoing COVID-19 pandemic, we may seek to renegotiate existing lease terms or relocate our stores, or close some of our stores, which in most cases requires a modification of an existing lease. Failure to secure favorable, modified lease terms in such situations could have a material adverse effect on our results of operations.

Additionally, the broader economic environment may at times make it difficult to ascertain the fair market value of retail real estate. For example, the COVID-19 pandemic has created uncertainty in the market value of some retail real estate. This type of uncertainty may result in us exercising lease options at previously negotiated rents, renewing expiring leases or entering into new leases, in each case at above-market rental rates, which could have an adverse effect on our results of operations.

Fluctuations in foreign currency exchange rates could negatively impact our results of operations.

Although substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, our sourcing operations may be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies. We are also exposed to the gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of results of operations and financial position of our foreign subsidiaries. We purchased approximately 60% of our merchandise from China in fiscal 2021. During fiscal 2021, the Chinese yuan strengthened against the United States dollar. An increase in the Chinese yuan against the dollar means that we will have to pay more in United States dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our results of operations.

In addition, our European businesses operate utilizing several different European currencies, the most common of which is the euro. All sales and operating costs within our Europe segment are denominated in the local currency. During fiscal 2021, over a quarter of our consolidated revenues were derived from our Europe segment. As a result, changes in exchange rates between the U.S. dollar and other European currencies (and in particular, the euro) may negatively affect our revenues and other operating results as expressed in U.S. dollars in the future.

Macroeconomic conditions may adversely impact levels of consumer spending, which could adversely impact our business, financial condition, results of operations and cash flows.

Consumer purchases of discretionary items, including our merchandise and services, generally decline during recessionary periods and other periods where disposable income is negatively affected. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and employment, inflation, consumer debt, the availability of consumer credit, currency exchange rates, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors. Any future economic downturn could adversely impact our results of operations and continued growth. Economic conditions have in the past created pressure on us and similar retailers to increase promotions and discounts, which can have a negative impact on our business, financial condition, results of operations and cash flows.

As a result of impacts of the COVID-19 pandemic on global shipping and recent employment market trends, we have experienced increases in the cost of shipping and distribution (especially for products shipped from Asia to North America and Europe) and higher wage rates for our employees, respectively. We discuss these impacts on the Company further under “—Risks related to our business and industry—The COVID-19 pandemic has had a significant adverse impact on our business and could continue to adversely impact our business, financial condition, results of operations and cash flows,” “—Risks related to our business and industry—Our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center workers and other employees could adversely impact sales and earnings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Macroeconomic conditions.”

Litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands.

We are involved from time to time in litigation and regulatory enforcement actions relating to our business, which may include class actions involving consumers or employees, claims relating to employees, commercial disputes, advertising practices, landlord-tenant disputes, intellectual property, claims arising from our piercing services, allegations arising from product safety, product liability and personal injury claims and regulatory enforcement actions (such as inspections of our stores for compliance with health, safety and consumer protection laws). Actions and claims can raise complex factual and legal issues that are subject to risks and uncertainties, could require significant management time or harm our reputation, and could cause the Company to incur significant legal fees.

Depending on the actual outcome of pending litigation or regulatory enforcement actions, fees, settlements, damage awards and other charges could be recorded in the future, and/or we may be enjoined from carrying out our business in certain ways. Any of the foregoing could have a material adverse effect on our results of operations and our reputation.

Natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control could adversely affect our net sales or supply of inventory.

Natural disasters, such as hurricanes, earthquakes, tsunamis, power shortages or outages, or floods; public health crises, such as pandemics and epidemics (including the ongoing COVID-19 pandemic); social unrest; political crises, such as terrorism, war, political instability or other conflict; industrial accidents, such as structural integrity failure or fire; or other events outside of our control, could damage or destroy our stores or our products at our concessions locations, make it difficult for our employees or customers to travel to these sites, result in delays or disruptions in the production and/or delivery of merchandise to our distribution centers or our sales locations or in the fulfillment of e-commerce orders to our consumers, or require us to incur substantial additional costs, including in air freight, to ensure timely delivery. Disasters occurring at our stores, concessions locations, distribution centers or our manufacturers’ facilities also could impact our reputation and our consumers’ perception of our brands. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. In addition, our operations depend on our ability to maintain and protect the computer systems we use to manage our business, including systems related to purchase orders, demand planning, web applications, accounting functions, and other critical aspects of our business. Our systems are vulnerable to damage from natural disasters, power loss, telecommunications failures, terrorist and cyber-attacks and similar events. Our disaster recovery planning may not be sufficient to respond adequately to any such events. Moreover, for locations where we believe the impact of a loss event in any given location would not be significant, we have chosen to self-insure. As a result, our stores in North America are generally self-insured, whereas corporate and distribution locations are insured, as are most of our stores in Europe. There can be no assurance that we have adequate insurance to cover losses at any of our stores or our distribution centers.

Our business depends on the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future.

We purchase goods and services from vendors pursuant to credit arrangements customary for the industry. If we are unable to maintain or obtain trade credit from vendors and service providers on terms favorable to us, or at all, or if vendors and service providers are unable to obtain trade credit or factor their receivables, then we may not be able to rely upon our vendors for expedient services, which may negatively impact our ability to execute our business plan, develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could result in a material adverse effect on our business, financial position and results of operations.

Some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils, and our business could be harmed in the event of a prolonged work stoppage.

Approximately 45% of our employees in Europe are covered by collective bargaining agreements, national collective agreements and/or works councils. If we encounter difficulties with renegotiations or renewals of collective bargaining arrangements and/or national collective agreements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to distribute and sell our products on a timely basis, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of net losses, and we may continue to experience net losses in the future.

We experienced net losses of $67.0 million in fiscal year 2020, primarily due to the impact of COVID-19 and the loss on derivative liability related to the Series A Preferred Units, and $198.2 million in fiscal year 2019, primarily due to a loss on early debt extinguishment attributed to the payment of a make whole premium feature in connection with the repayment of our Refinanced Term Loan (as defined below), the write-off of unamortized debt financing costs and transaction expenses in connection with the Debt Exchange and the loss on derivative liability related to the Series A Preferred Units. At April 30, 2022, January 29, 2022, January 30, 2021 and February 1, 2020, our accumulated deficit was $604.2 million, $700.5 million, $509.6 million and $273.4 million, respectively. While we generated net income of $117.1 million in the first quarter of fiscal year 2022 and $8.2 million in fiscal year 2021, there is a risk that we will experience net losses in the future and not generate net income. In addition, our ability to achieve and maintain profitability is subject to a number of the risks and uncertainties discussed in “—Risks related to our business and industry,” many of which are beyond our control.

Goodwill impairments could have a material adverse impact on our results of operations.

Goodwill and indefinite-lived intangible assets are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value test. Our principal intangible assets, other than goodwill, are trademarks, franchise and concession agreements, and leases that existed at date of acquisition with terms that were favorable to market at that date. Significant negative industry or general economic trends, changes in customer demand for our product, disruptions to our business, and unexpected significant changes or planned changes in our operating results or use of long-lived assets may result in impairments to goodwill, intangible assets, and other long-lived assets. We may be required to recognize additional impairment charges in the future, which could result in material non-cash write downs of goodwill or indefinite-lived intangible assets. Additional impairment losses could have a material adverse impact on our results of operations and stockholder’s deficit.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-ownership change net operating losses (“NOLs”) and other tax attributes, including interest expense carryforwards, to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Similar rules may apply under state tax laws. Our existing NOLs and other tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with this offering, or there is a future change in our stock ownership (which may be outside of our control) that results in an ownership change, our ability to utilize NOLs and other tax attributes could be further limited by Section 382 of the Code. U.S. federal NOLs generated in taxable years beginning on or before December 31, 2017, or pre-2017 NOLs, are subject to expiration while U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017, or post- 2017 NOLs, are not subject to expiration. Additionally, for taxable years beginning after December 31, 2020, the deductibility of federal post-2017 NOLs is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL for such post-2017 NOLs. For these and other reasons, we may not be able to realize a tax benefit from the use of our NOLs and other tax attributes.

We may be subject to additional tax liabilities in connection with our operations or due to future legislation, each of which could materially impact our financial position and results of operations.

We are subject to federal and state income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, and such laws and rates vary by jurisdiction. We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. There is also uncertainty over sales tax liability as a result of the U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc., which held that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after Wayfair was decided) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years. Similarly, non-U.S. jurisdictions have imposed or proposed digital services taxes, including in connection with the Organisation for Economic Co-Operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. These taxes, whether imposed unilaterally by non-U.S. jurisdictions or in response to multilateral measures (e.g., the BEPS Project), could result in taxation of companies that have customers in a particular jurisdiction but do not operate there through a permanent establishment. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows.

Although we believe our tax practices and provisions are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made, which could materially impact our financial results. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time. Further, any changes in the taxation of our activities, may increase our effective tax rate and adversely affect our financial position and results of operations. For example, on April 7, 2021, the Biden administration proposed changes to the U.S. tax system. Since that date, both houses of Congress have released their own proposals for changes to the U.S. tax system, which differ in a number of respects from the President’s proposal. The proposals under discussion have included changes to the U.S. corporate tax system that would increase U.S. corporate tax rates and changes that would raise the tax rate on and make other tax changes to certain income earned by foreign subsidiaries. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.

Failure to maintain our franchising relationships may adversely affect our business, financial condition and results of operations.

Outside of North America and Europe, we currently have franchising and licensing agreements with unaffiliated third parties who are familiar with the local retail environment and have sufficient retail experience to operate stores in accordance with our business model. Our largest franchisee, Alshaya Trading Co. W.L.L., operates our Claire’s® stores in Bahrain, Egypt, Jordan, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates. Our franchise arrangements involve certain risks, including the following: franchisees may have economic, business or legal interests or goals that are inconsistent with ours, or they may be unable to meet their economic or other obligations and we may be required to fulfill those obligations alone. We do not control the actions of our franchisees, including any noncompliance with regulations, nonperformance, default or bankruptcy. We may be subject to increased costs and use of resources to manage any issues that arise out of our franchise relationships or arrangements. In addition, the termination of an arrangement with a franchisee or a lack of expansion by certain franchisees could result in the delay or discontinuation of the development of franchised stores, or an interruption in the operation of our brand in a particular market or markets. We may not be able to find another operator to resume development activities in such market or markets. For example, our former franchisee in Japan chose not to extend its agreement with us upon its expiration in October 2020, and we have not yet replaced the franchisee there. Failure to maintain our franchising relationships may adversely affect our business, financial condition and results of operations.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Term Loan Credit Agreement dated as of December 18, 2019 (the “Term Loan Credit Agreement”), which governs our $502.4 million aggregate principal amount of Term Loan maturing on December 18, 2026, and our $75.0 million asset-based revolving credit facility dated as of January 24, 2019 (the “ABL Credit Agreement,” together with the Term Loan Credit Agreement, the “Credit Facilities”) contain various covenants that limit our subsidiaries’ ability to engage in specified types of transactions. The covenants under the Credit Facilities limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	create or incur certain liens;

•	make certain investments;

•

subject to certain exceptions, declare or pay any dividend or make any payment or distribution on account of our subsidiaries’ equity interests, including any dividend or distribution to Claire’s Holdings LLC to permit it to pay dividends or make other payments;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries; and

•	transfer or sell assets.

These covenants restrict and limit our ability to operate our business. A breach of any of these covenants could result in a default under our Credit Facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. Such actions could, in turn, cause cross defaults under our other indebtedness. In addition, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments, or we may not be able to refinance or restructure the payments we are required to make under our debt arrangements. Even if we were able to secure additional financing, it may not be available on favorable terms. Any of the foregoing events would have a material adverse effect on our financial condition.

The phase-out, replacement or unavailability of LIBOR and/or other interest rate benchmarks could adversely affect our ability to service our indebtedness.

The interest rates applicable to the Credit Facilities are based on, and the interest rates applicable to certain debt obligations we may incur in the future may be based on, a fluctuating rate of interest determined by reference to the London Interbank Offered Rate (“LIBOR”). On November 30, 2020, the ICE Benchmark Administration (“IBA”), the administrator of LIBOR announced plans to consult on ceasing publication of USD LIBOR on December 31, 2021 for only the one week and two month USD LIBOR tenors, and on June 30, 2023 for all other USD LIBOR tenors. In light of this announcement, the future of LIBOR at this time is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phase-out could cause LIBOR to perform differently than in the past or cease to exist.

In response to concerns regarding the future of LIBOR, the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (the “ARRC”) to identify alternatives to LIBOR. The ARRC has recommended a benchmark replacement waterfall to assist issuers in continued capital market entry while safeguarding against LIBOR’s discontinuation. The initial steps in the ARRC’s recommended provision reference variations of the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities. At this time, it is not possible to predict whether SOFR will attain market traction as a LIBOR replacement. In anticipation of LIBOR’s phase-out, the Credit Facilities provide for alternative base rates, as well as a transition mechanism for selecting a benchmark replacement rate for LIBOR, with such benchmark replacement rate to be mutually agreed with the administrative agent.

Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could adversely affect our results of operations, cash flow and liquidity. There can be no assurance that we will be able to reach any agreement on a replacement benchmark, and there can be no assurance that any agreement we reach will result in effective interest rates at least as favorable to us as our current effective interest rates. The failure to reach an agreement on a replacement benchmark, or the failure to reach an agreement that results in an effective interest rate at least as favorable to us as our current effective interest rates, could result in a significant increase in our debt service obligations, which could adversely affect our financial condition and results of operations. In addition, the overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR, which could have an adverse impact on our ability to refinance, reprice or amend the Credit Facilities, or incur additional indebtedness, on favorable terms, or at all.

Risks related to information technology, data security and intellectual property

If our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed, our business could be adversely affected.

The efficiency of our operations is dependent on information technology systems. Information technology systems manage our financial and operational data, maintain our in-stock positions and transact the sale of our products in our stores and online. The failure of our or our third-party providers’ information technology systems to perform as designed, loss of data, or any interruption or breach of our or our third-party providers’ systems could disrupt our business. Our third-party information technology systems may not remain available on terms acceptable to us and may require replacement, which could result in substantial operational expense, diversion of our resources and reduced efficiency, any of which could result in a material adverse effect on our business, financial condition or results of operations. Further, our or our third-party providers’ information technology systems are potentially vulnerable to breakdown or other interruption or damage from system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures. Such failures could have a material adverse effect on our business, financial condition and results of operations.

In particular, we may be vulnerable to targeted or random security breaches, ransomware, phishing attacks, denial of service attacks, acts of vandalism, computer viruses, other malware, misplaced or lost data, programming and/or human errors or similar events. Our systems and facilities are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, third-party service providers and other third parties with otherwise legitimate access to our systems, website or facilities that result in the unauthorized release of personal or confidential information. The methods of cyber-attack and deception change frequently, are increasingly complex and sophisticated, have increased in number, may be difficult to detect for long periods of time and can originate from a wide variety of sources, including criminals, nation-state actors, hacktivists, industrial espionage and insider threats. Actual or anticipated attacks may expose us to risks, including risks to our ability to provide our products and services and management distraction, and cause us to incur increasing costs, including costs to hire additional personnel, purchase additional insurance and protection technologies, train employees and engage third-party experts and consultants. Our efforts to ensure the integrity of our systems and website may not be sufficient to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents, particularly against unknown or unanticipated methods of intrusion. Additionally, as a result of our associates and third-party service providers trending towards working remotely, potentially on connections that may be less secure, there is an increased risk that we may experience cybersecurity-related incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

Also, we are in the process of implementing modifications and upgrades to our information technology systems, and we continue to evaluate additional modifications and upgrades that may be needed. For example, certain of our information technology systems, particularly in Europe, limit our ability to track store and concessions openings and SKUs and require key skills that only a limited number of our information technology professionals possess, and therefore our information technology systems may not be sufficient for our business needs and we may need to upgrade the capacity of such systems and/or hire additional information technology professionals. Modifications and upgrades involve replacing legacy systems with successor systems or making changes to the legacy systems. There are inherent risks associated with replacing and changing these core information technology systems, including failure to accurately capture data and loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information technology systems. In addition, from time to time, we may supplement (and have supplemented in the past) our existing information technology systems with certain manual processes, in particular in anticipation of future system capabilities. Over time, these manual processes may be less scalable and cost-effective and we generally anticipate to replace them with future system capabilities. There can be no assurances that we will successfully launch new systems as planned or on the desired timelines, that launches will occur without disruptions to our operations, that the costs of investments in our information technology systems will not exceed estimates, that we will successfully train personnel to manage our systems or perform necessary interim processes, that our information technology systems will be as beneficial as predicted, or that we will always be able to replace interim manual processes with future system capabilities. Information technology system disruptions, if not anticipated and appropriately mitigated, or our inability to perform necessary interim manual processes or replace them with future system capabilities, could have a material adverse effect on our business, financial condition and results of operations. Such negative impacts may be exacerbated if any information technology disruptions are to our legacy systems, which may take longer to recover compared to our new information technology systems.

If we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past, we may be subject to penalties and liability and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

We collect, use, transmit, analyze, manage and otherwise process a large volume of personal data and other confidential, personal, proprietary and sensitive information. We and our customers could suffer harm if customer information or any other personal data we process or that is processed on our behalf by our third-party providers were accessed by unauthorized parties due to a security breach or failure in our or our third-party providers’ systems. For example, in a cybersecurity incident we experienced in June 2020, hackers skimmed consumer payment card information that was entered during online purchases on our website, resulting in a fine issued by a payment card brand, regulatory investigations, and individual and class action lawsuits. Third parties may attempt to circumvent our and our third party providers’ security measures in order to misappropriate personal and other information. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems, such as implanted malware, that could compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees and vendors such as through phishing attacks. In addition to our own systems, networks and databases, we use third-party service providers to store, transmit and otherwise process personal data and other sensitive and confidential information on our behalf. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data security breaches attributed to our service providers that relate to the information we share with such providers or to which they are granted access.

The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, and as a result we may be unable to anticipate these techniques or implement adequate preventive measures. Any significant compromise or breach of our or our third party service providers’ information technology systems and data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could cause any of the following: interruptions to our operations, fines or penalties, enforcement actions or investigations (for example, by agencies such as the UK Information Commissioner’s Office (the “ICO”), which enforces data privacy rights under the General Data Protection Regulation (“GDPR”) and continues to investigate the above-noted cybersecurity incident we experienced in June 2020), distraction to our management, disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or Company information in violation of applicable privacy and other laws, a loss of confidence in our security measures, loss of customers, significant damage to our reputation with our customers, associates, investors and other third parties, and result in significant legal, regulatory and financial liabilities and lost revenues. Current and future investigations, lawsuits or adverse publicity relating to our methods of processing personal data could result in fines, penalties or other payment obligations imposed on us by regulatory agencies, including the ICO, which could materially and adversely affect our business, financial condition and results of operations.

There have recently been a number of high profile security incidents, including ransomware attacks and related theft of personal information of individuals, among other incidents, that have caused significant impacts on the operations of other businesses. These breaches have in some cases also resulted in lawsuits and governmental enforcement actions that have sought or obtained significant fines, penalties, and damages, and have also resulted in companies entering into agreements with government regulators that impose ongoing obligations and requirements, including internal and external (third party) monitorships for many years. Also, although we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that such insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operations.

We may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position due to their name recognition and goodwill with our customers. While we have registrations of our Claire’s® and Icing® trademarks in the United States, the European Union, the United Kingdom and other countries, we have not registered these trademarks in all categories, nor in all countries in which we currently, or may in the future, source or offer our products, and we may be unable to register or otherwise protect new intellectual property rights we develop in the future. There can be no assurance that the actions we have taken to establish and protect our trademarks and other intellectual property will be adequate to prevent the imitation of our products or brands by others or other third party infringement, misappropriation or other violation of our intellectual property rights, or to prevent others from seeking to block the sale of our products or the operation of our stores as a violation of the trademarks and other intellectual property rights of others. Also, if we expand into new international markets, there is a risk that our trademarks and other intellectual property rights may conflict with the registered trademarks or other intellectual property rights of other companies, which may require us to rebrand our product and service offerings, obtain costly licenses, defend against third-party claims, substantially change our product or service offerings or curtail our plans for international expansion. Some of our or our vendors’ product designs and marketing materials may be deemed unprotectable under applicable copyright and similar laws, allowing third parties to freely copy them and thus negatively impact our results of operations. Any of our intellectual property rights, including our trademark registrations, may lapse or be abandoned, challenged, circumvented, declared generic or otherwise invalidated or canceled through governmental or administrative process or litigation. We may also allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or become abandoned, or we may not seek to enforce our intellectual property rights, including if we determine that obtaining, maintaining, protecting or enforcing the applicable registered intellectual property rights is not cost effective.

In addition, unilateral actions in countries in which we operate, including changes to or the repeal of laws recognizing trademarks or other intellectual property rights, could have an impact on our ability to obtain, maintain and enforce our trademarks and other intellectual property rights. Furthermore, the laws of some countries may not protect trademark and other intellectual property rights to the same extent as the laws of the United States, and it may be more difficult for us to successfully obtain, maintain, protect and enforce our trademarks and other intellectual property rights in these countries.

Our ability to protect our trademarks and other intellectual property may be adversely affected by the COVID-19 pandemic. As a result of the pandemic, certain intellectual property offices have amended their filing requirements and other procedures, including, but not limited to, extending deadlines and waiving fees. These accommodations have not been applied uniformly across all intellectual property offices globally, and the effectiveness and duration of existing action is unclear. Further, the ongoing COVID-19 pandemic has created uncertainty with respect to the uninterrupted operation of intellectual property offices, which, among other things, may cause delayed processing of renewal and application filings. Our inability to establish, maintain and/or enforce current and future trademarks or other intellectual property rights may have an adverse effect on the growth and reputation of our business. Further, the constantly evolving nature of the COVID-19 pandemic may affect our brand and intellectual property rights over time in ways that cannot be reasonably anticipated or mitigated. This could have an adverse effect on our business, financial conditions and results of operations.

We may be required to spend significant resources to monitor and protect our trademarks and other intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Such litigation could be costly, unpredictable, time-consuming and distracting to management, regardless of whether we are successful. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging our intellectual property rights and if such defenses, counterclaims or countersuits are successful, we may lose valuable intellectual property rights. In some cases, we may choose not to protect or enforce our rights when we compare the uncertainty, risks and costs of litigation with the costs and risks associated with the infringement. In addition, third parties may bring opposition, cancellation or similar adversarial proceedings against our trademarks and if such third parties are successful, we may lose our trademark rights.

In addition, the value of our intellectual property could diminish if others assert rights in, or ownership of, our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be third party trademark owners who have prior rights to our trademarks or third parties who have prior rights to similar trademarks, and we may not be able to prevent such third parties from using and marketing any such trademarks. Such third party use of similar trademarks or other intellectual property can dilute or harm our brand, and could thus negatively impact our business and results of operations.

We are, and may in the future be, subject to legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Our commercial success depends on our ability to commercialize our merchandise and conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if we, or our merchandise, our vendors, our franchisees or licensees, or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the trademarks or other intellectual property rights of third parties. We generally rely on vendor or licensor representations of intellectual property ownership without independently verifying that the vendor, or the manufacturers with whom the vendor does business or licensors legally hold intellectual property rights to the merchandise we purchase or intellectual property we license. Third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or violated by us or our vendors or licensors.

We have encountered, and may in the future encounter, claims from third parties that the sale of certain of our products or the conduct of our business infringes, misappropriates or violates certain intellectual property rights held by such third party. Such actual or threatened claims (whether or not valid) could adversely impact our brand reputation and result in direct and indirect costs, all of which may have an adverse impact on our operations and financial performance. Even if we believe such third party claims are without merit, a court may hold that we or our vendors have infringed, misappropriated or violated such intellectual property rights or we may settle claims to avoid the cost and uncertainty of litigation. If we were to be found liable for any such infringement, misappropriation or other violation, we could be required to pay substantial monetary damages or royalties and enter into costly license agreements (if available at all), and we could be subject to injunctions preventing further infringement. We may also be required to remove or rebrand any merchandise from our inventory that is the subject of such infringement, misappropriation or other violation, incur costs associated with this removal or rebranding if the vendor is unwilling or unable to reimburse us and purchase new merchandise or merchandise components to replace any we remove or rebrand. Any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Even if intellectual property claims brought by or against us are settled or resolved in our favor, litigation or other legal, governmental or administrative proceedings relating to intellectual property claims, or the mere threat thereof, may cause us to incur significant expenses and distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or other proceedings could substantially increase our operating losses and reduce the resources available for sales, marketing or distribution activities. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

If our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards, the strength of our brands may be weakened, our trademarks may become invalidated and we may suffer reputational damage.

We license our brands and other intellectual property to our affiliates, franchisees, vendors, advertisers and other third parties and generally require our licensees to adhere to our quality control guidelines and other requirements in order to protect our brands and other intellectual property. However, there can be no assurance that our licensees will use our brands and other intellectual property in accordance with our quality control guidelines and will not take actions that hurt the value or validity of our brands or other intellectual property. Noncompliance by our licensee entities with the terms and conditions of our agreements that pertain to health and safety standards, quality control, product consistency, use of our brands or other intellectual property or proper marketing or other business practices, may adversely impact the goodwill of our brands. For example, our licensees may refer to our brands improperly in communications, resulting in the weakening of the distinctiveness of our brands. Our failure to adequately control the quality of goods and services provided under our brands could cause our trademarks to cease functioning as an indicator of a single source, resulting in invalidity or abandonment of such trademarks. Licensees or third parties may refer to or make statements about our brands that do not make proper use of our trademarks or required designations, that improperly alter our branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. This may result in impairment, dilution or tarnishment of our brands. Franchisees and other licensees may produce or receive through the supply chain defective products, which may adversely impact our goodwill and our brands. Franchisees or other licensees may also seek to register or obtain registration for domain names and trademarks involving localizations, variations and versions of certain branding tools, and these activities may limit our ability to obtain or use such rights in such territories.

We may not be able to adequately prevent such practices by our licensees, which could harm the value of our brands, result in the abandonment, tarnishment, dilution or invalidity of our trademarks, and materially adversely affect the results of our operations. There can be no assurance that we will have an adequate remedy available, or that we will be successful, in the event that we take actions to prevent such conduct by licensees. In addition, even if our licensees observe and maintain the quality and integrity of our brands and other intellectual property assets in accordance with the relevant license and other agreements, our suppliers or products manufactured by our suppliers may be subject to regulatory sanctions and other actions by third parties which can, in turn, negatively impact the perceived quality of our products or services and our overall goodwill, regardless of the merits of the sanctions or other actions. Any such sanctions or actions could thereby materially reduce our revenues and the results of our operations.

Risks related to laws, regulations and industry standards

Our business, including our marketing programs, e-commerce initiatives, and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security could substantially harm our business and results of operations.

We collect, maintain, use, and share personal data, including consumer data, provided to us in the course of our business, including through online activities and other consumer interactions. These activities are subject to evolving laws and enforcement trends, as well as the terms of our privacy policies and certain contractual restrictions in third-party contracts.

For example, one of the ways we track consumer data and interactions for marketing purposes is through the use of third-party “cookies.” The U.S. and European governmental authorities have enacted, have considered, or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations. We also send short message service (“SMS”) text messages to customers for marketing purposes. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws such as the U.S. Telephone Consumer Protection Act of 1991. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity, and our business, financial condition and results of operations could be adversely affected.

Various legislative and regulatory bodies, including governmental agencies such as the FTC, or self-regulatory organizations, may expand or further enforce current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. In fact, the FTC has become increasingly aggressive in prosecuting alleged failure to secure personal data as unfair and deceptive acts or practices under the Federal Trade Commission Act and increasing fines against companies found to be in violation of the Children’s Online Privacy Protection Act. We are also subject to a number of state laws, which may differ from each other, which could complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”) gives California residents data protection and privacy rights to access and delete their personal information, opt out of certain sales of personal information, and receive detailed disclosures about what personal information is collected, how their personal information is used, and how that personal information is shared and imposes obligations on companies that process their personal information. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for data breaches that result in the loss of personal information. Furthermore, the California Privacy Rights Act (the “CPRA”), effective beginning January 1, 2023, imposes additional data protection obligations, including expanding California residents’ rights with respect to certain sensitive personal information. Other states (such as Virginia and Colorado) have also passed or plan to pass data privacy laws that are similar to the CCPA, CPRA and GDPR (described below), and such laws may have potentially conflicting requirements that would make compliance challenging. We have incurred and may continue to incur costs to adapt our systems and practices to comply with the current legal requirements relating to data privacy such as the CCPA and these costs may adversely affect our financial condition and results of operations. Operators of commercial websites and applications may be subject to the Children’s Online Privacy Protection Act (“COPPA”) if their activities are directed to children under the age of 13 and they collect such children’s personal information. Our websites and applications are not intended for children under the age of 13, and we do not knowingly collect any personal information from individuals under the age of 13; however, a regulator may deem our site and application to be directed to children and find us subject to COPPA. Any failure or perceived failure to comply with COPPA may result in government enforcement actions, litigations, fines and penalties or adverse publicity.

We are also subject to laws, regulations and standards in many international jurisdictions that apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the General Data Protection Regulation (“GDPR”) includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. Despite our efforts to bring practices into compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers or others. In addition, local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various European Union member states. The Data Protection Act 2018 is the United Kingdom’s implementation of the GDPR, which will continue to apply in the United Kingdom following its departure from the European Union. Additionally, a recent decision from the Court of Justice of the European Union (“CJEU”) and related regulatory guidance may impact our ability to transfer personal data from the European Economic Area or United Kingdom to the United States and other jurisdictions.

This area is rapidly evolving and increasingly rigorous, with new and changing requirements applicable to our business. It is possible that such laws and contractual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another from time to time, may be interpreted and applied in a manner that may have a material adverse effect on our business, may conflict with other rules, or may conflict with our practices, so that enforcement practices are likely to remain uncertain for the foreseeable future. Evolving privacy, security, compliance and data protection laws and regulations could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to make our business costlier or less efficient to conduct over time. Any failure or perceived failure by us to comply with any applicable laws and regulations or contractual obligations relating to data privacy and security could result in damage to our reputation and our relationships with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, force us to spend significant amounts to remediate any non-compliance or to defend or update our practices, distract our management and increase our costs of doing business, any of which could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition and results of operations.

Our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services.

We are subject to laws that regulate the content and sale of our merchandise. For example, the U.S. Consumer Product Safety Improvement Act of 2008 (“CPSIA”) imposes restrictions and requirements on the sale of children’s products, including importing, testing and labeling requirements. In addition, various U.S. states, from time to time, propose or enact legislation regarding heavy metals or chemicals in products that differ from U.S. federal laws. For example, California’s Proposition 65 requires businesses to provide warnings to Californians about significant exposures to chemicals that are harmful to human health. In each of the European Union and the United Kingdom, the “REACH” legislation and regulations require identification and disclosure of chemicals in consumer products. We are also subject to various other health and safety rules and regulations, such as the U.S. Federal Food Drug and Cosmetic Act and the U.S. Federal Hazardous Substance Act. Chemicals and other substances regulated in the United States and the European Union may be in merchandise that we sell. Over time, these regulations, among others, may require us to substitute certain chemicals contained in our products with substances the regulators consider safer. Compliance with these laws could require us to alter or remove certain merchandise, impacting our sales or cost of sales. Moreover, if we are alleged to be in violation of existing or newly adopted regulatory requirements, we could incur significant defense costs, fines or penalties.

We currently offer nose piercing services at certain of our stores in the United Kingdom, Ireland, France, Germany and Canada, and we expect to expand our nose piercing services as part of our growth strategy. Compliance with laws or regulations relating to nose piercing will require us to alter our training programs and piercing services, which could increase our costs of doing business. Any failure or perceived failure by us to comply with any applicable laws relating to nose piercing (or any newly adopted laws relating to ear or nose piercing) could cause us to incur significant fines or penalties and experience harm to our reputation.

Failure to comply with standards, rules and laws governing electronic payments could subject us to penalties and other adverse consequences.

In connection with credit or debit card transactions, we collect and transmit confidential information by way of secure private retail networks. Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards govern a variety of areas, including how customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. For example, a payment network imposed a fine in connection with a cybersecurity incident we experienced in June 2020 in which hackers skimmed consumer payment card information that was entered during online purchases on our website.

As a merchant that accepts credit and debit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Council. The PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. In addition, because we accept debit cards for payment, we are subject to American National Standards Institute data encryption standards and payment network security operating guidelines. Our systems are subject to annual review under the PCI DSS requirements, and we have historically had, may now have, and may have in the future items that require improvement. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties, legal action, compensation costs, damaged reputation, revenue loss, or federal audits. Our removal from networks’ lists of PCI DSS-compliant service providers could mean that existing merchants, retail partners, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, retail partners, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Even if we are found to be in compliance with PCI-DSS, there is no assurance that we will be protected from a security breach. Moreover, industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound. Any of the foregoing could materially adversely impact our business, financial condition and operations.

In the future, if we offer new payment options to consumers, such as mobile or other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, we may, among other things, be subject to fines, legal proceedings, or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of electronic payments.

Failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010, regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and other anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws in various jurisdictions around the world. The FCPA, the UK Bribery Act 2010 and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We, our franchisees and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. OFAC regulations generally prohibit U.S. companies from directly or indirectly transacting with certain designated jurisdictions and with certain designated persons or entities subject to sanctions.

There can be no assurance that our employees, business partners, agents, and others acting on our behalf will not violate these regulations, either knowingly or inadvertently. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the UK Bribery Act 2010, OFAC regulations or other applicable anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws, or any allegations of such violations, could result in whistleblower complaints, adverse media coverage, significant legal and investigatory fees, loss of export privileges, harm to our reputation (which in turn could diminish the value of our brand and reduce demand for our merchandise), criminal or civil sanctions, penalties and fines and related shareholder lawsuits, any of which may adversely affect our business, financial condition and results of operations.

Risks related to our common stock and this offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and may depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the New York Stock Exchange, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflicts of Interest).” The market price of shares of our common stock may decline below the initial public offering price, and you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including those described above in “—Risks related to our business and industry.” In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the initial public offering price, if at all. In addition to the factors described above, some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	our operating and financial performance and prospects;

•	market conditions in the broader stock market in general, or in our industry in particular;

•	introduction of new products and services by us or our competitors;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	our inability to meet the financial estimates of analysts who follow our company;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts, joint marketing relationships, joint ventures or capital commitments;

•	sales of large blocks of our common stock;

•	additions or departures of key personnel;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reactions to our press releases, other public announcements and filings with the SEC;

•	any increased indebtedness we may incur in the future;

•	regulatory developments;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	the number of shares to be publicly traded after this offering; and

•	sales of common stock by us, Elliott Investment Management L.P. (together with its affiliates, “Elliott”) and Monarch Alternative Capital LP (“Monarch”) or members of our management team.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise in connection with a capital raise or acquisition. Upon completion of this offering, we will have                  authorized shares of common stock, of which                  shares will be outstanding upon consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us). The outstanding share number includes shares that we are selling in this offering, which will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be control securities under the Securities Act. Control securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. See “Shares Eligible for Future Sale.” Certain of the remaining outstanding shares are restricted from immediate resale under the lock-up agreements with the underwriters described in the “Underwriting (Conflicts of Interest)” section of this prospectus, but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., is 180 days after the date of this prospectus, subject to certain exceptions and extensions. Immediately after the expiration of the lock-up period, the shares will be eligible for resale under Rule 144 of the Securities Act, subject to volume and manner of sale limitations. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering                  shares of our common stock reserved for issuance under our 2018 Plan and our 2022 Plan. Accordingly, shares of our common stock registered under such registration statement may become available for sale in the open market upon grants under the plan, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described in the “Underwriting (Conflicts of Interest)” section of this prospectus.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

After giving effect to this offering, the Corporate Conversion and the other adjustments described elsewhere in this prospectus under “Dilution,” we expect that our pro forma as adjusted net tangible book value as of April 30, 2022 would be $             per share. Based on an assumed initial public offering price of $             per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $             per share in net tangible book value of the common stock you purchase in this offering (after giving effect to the     -for-     stock split). That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors effectively paid substantially less than the initial public offering price when they purchased their shares of our common stock. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

Moreover, the terms of the Series A Preferred Units require the payment of a make whole premium to the holders of the Series A Preferred Units upon completion of this offering. The make whole premium is required to be paid in cash only to the extent of the net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock from us), with the remainder of the make whole premium to be paid in common shares. The number of common shares to be issued in this regard will be calculated by dividing the amount of the make whole premium that is not paid in cash by the initial public offering price per common share in this offering. The aggregate amount of the make whole premium for all outstanding Series A Preferred Units is $            . Using the mid-point of the price range indicated on the cover page of this prospectus, assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus, we expect that net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock from us) in the amount of $             will be the amount of cash we use to pay part of the make whole premium and that we will issue                  common shares to pay the amount of the make whole premium not paid in cash. See “Corporate Conversion.”

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares of common stock or change their opinion of our common stock, our common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our common stock price or trading volume to decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Although we ceased to be an “emerging growth company,” we can continue to take advantage of certain reduced disclosure requirements applicable to emerging growth companies in this prospectus, which may make our common stock less attractive to investors.

At the time of the initial confidential submission of the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the JOBS Act. Although we ceased to be an emerging growth company on January 29, 2022 because our annual revenues exceeded $1.07 billion for fiscal year 2021, we are permitted to avail ourselves of the reduced disclosure requirements applicable to emerging growth companies until the completion of this offering. In this prospectus, we take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the reduced disclosure requirements relating to executive compensation.

We cannot predict if investors will find our common stock less attractive because we intend to rely upon these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Affiliates of each of Elliott and Monarch may each continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

After giving effect to the Corporate Conversion, and the completion of this offering, affiliates of each of Elliott and Monarch will control approximately     % and     %, respectively, of the outstanding voting power of our company. As long as each of Elliott and Monarch beneficially own or control at least     % and     %, respectively, of our outstanding voting power, each may individually have the ability to exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if their ownership falls below     % and     %, respectively, each of Elliott and Monarch will continue to be able to influence our decisions.

Additionally, each of Elliott’s and Monarch’s interests may not align with the interests of each other or of our other stockholders. Each of Elliott and Monarch, and other investment funds affiliated with them, are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Each of Elliott and Monarch, and other investment funds affiliated with them, may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Since we have no current plans to pay regular cash dividends on our shares of common stock following this offering, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our shares of common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under the Credit Facilities. Therefore, any return on investment in our shares of common stock is solely dependent upon the appreciation of the price of our shares of common stock on the open market, which may not occur. Please read “Dividend Policy” for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Claire’s Holdings LLC is a holding company with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our subsidiary, Claire’s Stores, Inc. and its subsidiaries. As a result, in addition to the restrictions on payment of dividends that apply under the terms of our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from Claire’s Stores, Inc. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

Risks related to our status as a public company

Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Furthermore, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our second annual report for fiscal year 2023. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting and other compliance requirements of the Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. These expenses will likely be even more significant because we will no longer be able to rely on certain reduced reporting requirements and certain significant relief available to emerging growth companies upon the closing of this offering. After the closing of this offering, we will be obligated to file with the SEC annual and quarterly reports and other reports that are specified in the Exchange Act, and therefore will be required to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include, among others, our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are based on our current expectations concerning future events. There are important factors that could cause our actual or preliminary results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks and uncertainties include factors related to:

•	the continued impact of the COVID-19 pandemic, including new variants;

•	our ability to maintain, enhance and protect the value and goodwill of our brands;

•

our ability to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment, and our ability to adequately forecast the demand for our products;

•	our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center workers and other employees;

•	the failure to grow our store (including store-in-store) and concessions businesses or grow our digital business;

•	a decline in the number of people who go to shopping malls, especially those mall locations where we experience high sales volumes;

•	our sourcing of a substantial majority of our products through production arrangements in Asia;

•

our ability to source our merchandise efficiently and cost effectively if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated;

•

negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	the retail market is highly competitive and our ability to effectively compete;

•	our ability to deliver our products to market if we encounter problems with distribution;

•	our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification;

•	recent changes to our executive team;

•

our ability to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations;

•	fluctuations in foreign currency exchange rates;

•	macroeconomic conditions, including the recent inflationary environment, which may adversely impact levels of discretionary consumer spending;

•	litigation matters and regulatory enforcement actions relating to our business;

•	natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control;

•	the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future;

•	some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils;

•	goodwill impairments;

•	our ability to use our net operating losses to offset future taxable income;

•	additional tax liabilities in connection with our operations or due to future legislation;

•	failure to maintain our franchising relationships;

•	our debt agreements contain restrictions that limit our flexibility in operating our business;

•	if our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed;

•

if we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past;

•	we may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights;

•

legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties;

•	if our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards;

•

our business, including our marketing programs, e-commerce initiatives and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security;

•	our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services;

•	failure to comply with standards, rules and laws governing electronic payments;

•	failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws; and

•	the other risks described under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions but before deducting the estimated offering expenses, will be approximately $            , or approximately $             if the underwriters exercise their option to purchase additional shares of common stock from us in full, assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus. We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $            .

We intend to use the net proceeds from this offering (before any exercise by the underwriters of their option to purchase additional shares of common stock from us) to pay, in part, the Series A Preferred Unit make whole premium to the holders of Series A Preferred Units. See “Corporate Conversion—Series A Preferred Unit Make Whole Premium.” If the underwriters’ option to purchase additional shares of common stock from us is exercised, the net proceeds therefrom are expected to be used for general corporate purposes, including the payment of offering expenses.

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders pursuant to the underwriters’ option to purchase additional shares from the selling stockholders.

For further information on the relationship between the amount of net proceeds received by us and the payment of the Series A Preferred Unit make whole premium, see “Corporate Conversion—Pricing Sensitivity Analysis.”

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our Credit Facilities place certain restrictions on our ability to pay cash dividends. See “Risk Factors—Risks related to our business and industry—Our debt agreements contain restrictions that limit our flexibility in operating our business,” “Risk Factors—Risks related to our common stock and this offering—We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources,” for descriptions of restrictions on our ability to pay dividends.

CORPORATE CONVERSION

Conversion of Claire’s Holdings LLC to Claire’s Inc.

We currently operate as a Delaware limited liability company under the name Claire’s Holdings LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. Prior to the closing of this offering, Claire’s Inc. will effect the other corporate actions described below. In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to convert the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—from a limited liability company to a corporation so that our existing and future investors will own shares of our common stock rather than membership interests in a limited liability company. Immediately prior to the Corporate Conversion, the outstanding limited liability company membership interests of Claire’s Holdings LLC consist of Common Units and Series A Preferred Units. In connection with the Corporate Conversion and the closing of the offering, all holders of outstanding membership interests of Claire’s Holdings LLC at the time of its conversion to Claire’s Inc. will be issued shares of common stock of Claire’s Inc. The number of common shares to be issued to a former holder of a Series A Preferred Unit will be calculated by dividing the stated value of a Series A Preferred Unit by $            . For details of the number of common shares to be issued in this regard, see “—Pricing Sensitivity Analysis.” In addition, former holders of Series A Preferred Units will be issued common shares as part of their make whole premium, as described below under “—Series A Preferred Unit Make Whole Premium.” Holders of a Common Unit will receive one common share. Such common shares will be subject to a     -for-     split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

Following the Corporate Conversion, Claire’s Inc. will continue to hold all the property and assets of Claire’s Holdings LLC and continue to be responsible for all of the debts and obligations of Claire’s Holdings LLC. As of the closing of this offering, Claire’s Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described in “Description of Capital Stock.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Claire’s Holdings LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

Series A Preferred Unit Make Whole Premium

The terms of the Series A Preferred Units require the payment of a make whole premium to the holders of the Series A Preferred Units upon completion of this offering. The make whole premium is required to be paid in cash only to the extent of the net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock from us), with the remainder of the make whole premium to be paid in common shares. The number of common shares to be issued in this regard will be calculated by dividing the amount of the make whole premium that is not paid in cash by $            .

The aggregate amount of the make whole premium for all outstanding Series A Preferred Units is $            . Using the mid-point of the price range indicated on the cover page of this prospectus,

assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus, we expect that net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock from us) in the amount of $             will be the amount of cash we use to pay part of the make whole premium and that we will issue                  common shares to pay the amount of the make whole premium not paid in cash. See also “—Pricing Sensitivity Analysis.”

Pricing Sensitivity Analysis

As described above, assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus, the number of common shares that will be issued at closing of the offering to a former holder of a Series A Preferred Unit to pay the amount of the make whole premium not paid in cash will depend on the initial public offering price per common share in this offering and the resulting net proceeds available to pay part of the make whole premium in cash.

To the extent that the initial public offering price per common share in this offering is higher than the midpoint of the price range set forth on the cover page of this prospectus (assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus):

•	the net proceeds from the offering will be higher;

•	the amount of the make whole premium to be paid in cash will be higher and the amount of the make whole premium to be paid in common shares will be lower; and

•	the number of common shares issued to the former holders of the Series A Preferred Units will be lower.

To the extent the initial public offering price per common share in this offering is lower than the midpoint of the price range set forth on the cover page of this prospectus (assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus):

•	the net proceeds from the offering will be lower;

•	the amount of the make whole premium to be paid in cash will be lower and the amount of the make whole premium to be paid in common shares will be higher; and

•	the number of common shares issued to the former holders of the Series A Preferred Units will be higher.

The following table presents how each of (i) the aggregate make whole premium, (ii) the aggregate amount of the make whole premium to be paid in cash, (iii) the number of common shares to be issued to pay the amount of the make whole premium not paid in cash and (iv) the total number of common shares to be outstanding following the Corporate Conversion and the offering would be affected by an initial public offering price per common share at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional common shares from us is not exercised and that the number of common shares offered remains the same as that set forth on the cover page of this prospectus.

Initial Public Offering Price per Common Share
$ $ $
(unaudited)
(Dollars in millions, except shares)
Aggregate Series A Preferred Unit make whole premium amount	$ $ $
Aggregate amount of the make whole premium to be paid in cash	$ $ $
Number of common shares to be issued in the aggregate to former holders of Series A Preferred Units to pay the amount of the make whole premium not paid in cash

Total number of common shares to be outstanding after the Corporate Conversion and the offering (including all shares of common stock issued to former holders of Common Units and Series A Preferred Units, including in connection with the payment of the make whole premium, as well as shares of common stock issued in the offering)

Share Sensitivity Analysis

As described above, assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus, the number of common shares that will be issued at closing of the offering to a former holder of a Series A Preferred Unit to pay the amount of the make whole premium not paid in cash will depend on the initial public offering price per common share in this offering and the resulting net proceeds available to pay part of the make whole premium in cash.

To the extent that the number of common shares that will be issued in this offering is higher than the number set forth on the cover page of this prospectus (assuming that the initial public offering price per common share in this offering is at the midpoint of the price range set forth on the cover page of this prospectus):

•	the net proceeds from the offering will be higher;

•	the amount of the make whole premium to be paid in cash will be higher and the amount of the make whole premium to be paid in common shares will be lower; and

•	the number of common shares issued to the former holders of the Series A Preferred Units will be lower.

The following table presents how each of (i) the aggregate make whole premium, (ii) the aggregate amount of the make whole premium to be paid in cash, (iii) the number of common shares to be issued to pay the amount of the make whole premium not paid in cash and (iv) the total number of common shares to be outstanding following the Corporate Conversion and the offering would be affected by an increase in the number of shares of common stock sold by us in the offering, as indicated in the table below, assuming in each case that the underwriters’ option to purchase additional common shares from us is not exercised and an initial public offering price per common share at the midpoint or the high point of the estimated price range set forth on the cover page of this prospectus.

Initial Public Offering Price per Common Share
	$		$
Number of Common Shares Offered
	+10%(1)	+20%(2)	+10%(3)	+20%(4)
(unaudited)
(Dollars in millions, except shares)
Aggregate Series A Preferred Unit make whole premium amount	$	$	$	$
Aggregate amount of the make whole premium to be paid in cash	$	$	$	$
Number of common shares to be issued in the aggregate to former holders of Series A Preferred Units to pay the amount of the make whole premium not paid in cash

Total number of common shares to be outstanding after the Corporate Conversion and the offering (including all shares of common stock issued to former holders of Common Units and Series A Preferred Units, including in connection with the payment of the make whole premium, as well as shares of common stock issued in the offering)

(1)

Reflects an increase in the number of shares of common stock of                  shares. (This increase represents the number of shares attributable to an increase of 10% of the maximum offering price indicated on the cover page of the registration statement of which this prospectus forms a part, assuming an initial public offering price per common share at the midpoint of the estimated price range set forth on the cover page of this prospectus.)

(2)

Reflects an increase in the number of shares of common stock of                  shares. (This increase represents the number of shares attributable to an increase of 20% of the maximum aggregate offering price indicated on the cover page of the registration statement of which this prospectus forms a part, assuming an initial public offering price per common share at the midpoint of the estimated price range set forth on the cover page of this prospectus.)

(3)

Reflects an increase in the number of shares of common stock of                  shares. (This increase represents the number of shares attributable to an increase of 10% of the maximum aggregate offering price indicated on the cover page of the registration statement of which this prospectus forms a part, assuming an initial public offering price per common share at the high point of the estimated price range set forth on the cover page of this prospectus.)

(4)

Reflects an increase in the number of shares of common stock of                  shares. (This increase represents the number of shares attributable to an increase of 20% of the maximum aggregate offering price indicated on the cover page of the registration statement of which this prospectus forms a part, assuming an initial public offering price per common share at the high point of the estimated price range set forth on the cover page of this prospectus.)

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of April 30, 2022:

•	on a historical basis;

•

on a pro forma basis to give effect to the conversion of Claire’s Holdings LLC into a Delaware corporation pursuant to a statutory conversion as described in “Corporate Conversion” and a     -for-     stock split that will occur prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) the sale of                  shares of our common stock in this offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional shares of common stock from us) at an assumed initial offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, (ii) the application of the net proceeds from this offering to pay part of the Series A Preferred Unit make whole premium, as described in “Corporate Conversion” and “Use of Proceeds” and (iii) the issuance of                  common shares to former holders of Series A Preferred Units as described in “Corporate Conversion,” each of which will occur at, or in connection with, the closing of the offering.

The pro forma information set forth in the table below is illustrative only, gives effect to rounding and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Corporate Conversion,” “Use of Proceeds,” “Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of April 30, 2022
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share data)
Cash and cash equivalents	$34,633	$	$

Debt, including current and long-term:
Term Loan	490,473
Unamortized debt issuance cost	1,914
Derivative liability	330,670

Total debt and derivative liability	$823,057	$	$

Mezzanine equity:
Series A Preferred Units, $1,000 stated value: 533,124 issued and outstanding	359,601

Series A Preferred Shares, $1,000 stated value: and issued and outstanding	—

Members’ equity:
Common Units: 782,506 issued and outstanding	790,212
Common Shares: and issued and outstanding	—			(1)
Additional paid-in capital	15,077
Accumulated other comprehensive income (loss), net of tax	(8,394)
Accumulated (deficit) earnings	(604,222)			(2)

Total members’ (deficit) equity	$192,673	$	$

Total capitalization	$1,375,331	$	$

(1)	Reflects shares of common stock at $0.01 par value per share.

(2)

Reflects the expected loss on derivative liability of $             as a result of the completion of the offering and elimination of the Series A Preferred Units. See the notes to our historical consolidated financial statements for additional information on the derivative liability associated with our Series A Preferred Units.

DILUTION

If you invest in shares of our common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value (deficit) per share of common stock immediately after this offering. Dilution results from the fact that the per share offering price of the shares of common stock in this offering is substantially in excess of the pro forma as adjusted net tangible book value (deficit) per share immediately after this offering.

Net tangible book value (deficit) represents total tangible assets less total liabilities. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value (deficit) per share represents net tangible book value (deficit) divided by the aggregate number of shares of common stock outstanding.

Assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us, the following table illustrates:

•

pro forma net tangible book value (deficit) per common share as of April 30, 2022 immediately prior to this offering after giving pro forma effect to the conversion of Claire’s Holdings LLC into a Delaware corporation pursuant to a statutory conversion as described in “Corporate Conversion” and a     -for-     stock split as if such corporate conversion and stock split had occurred on April 30, 2022;

•

pro forma as adjusted net tangible book value (deficit) per common share as of April 30, 2022 immediately after this offering after giving further effect to (i) the sale of                  shares of our common stock in this offering at an assumed initial offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, (ii) the application of the net proceeds from this offering to pay part of the Series A Preferred Unit make whole premium, as described in “Corporate Conversion” and “Use of Proceeds” and (iii) the issuance of common shares to former holders of Series A Preferred Units as described in “Corporate Conversion”;

•	the increase in pro forma net tangible book value (deficit) to the pre-offering common stockholders; and

•

the immediate dilution to new common stock investors, with such immediate dilution per share representing the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma as adjusted net tangible book value (deficit) per share immediately after this offering.

Assumed initial public offering price		$
Pro forma net tangible book value (deficit) per share immediately before the offering (1)	$
Increase in pro forma net tangible book value (deficit) per share attributable to existing common stockholders	$

Pro forma as adjusted net tangible book value (deficit) per share immediately after the offering (2)		$

Dilution per share to new investors		$

(1)	The computation of pro forma net tangible book value per share as of April 30, 2022 immediately before the offering, as described above, is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$

Net tangible book value (deficit)	$
Pro forma shares of common stock outstanding

Pro forma net tangible book value (deficit) per share	$

(2)	The computation of pro forma as adjusted net tangible book value per share as of April 30, 2022 immediately after the offering, as described above, is set forth below:

(in thousands, except per share data)
Pro forma as adjusted book value of tangible assets	$
Less: Pro forma as adjusted total liabilities	$

Pro forma as adjusted net tangible book value (deficit)	$
Pro forma as adjusted shares of common stock outstanding

Pro forma as adjusted net tangible book value (deficit) per share	$

A $1.50 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after the offering by $            , and would increase (decrease) the dilution to new investors in the offering by $             per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions.

The following table illustrates, as of April 30, 2022, after giving effect to the sale by us of                  shares of our common stock in this offering at the initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), the difference between the existing pre-offering LLC members holding common units (as described in note 1 to the table), and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us. In addition, the following table reflects the number of shares to be issued to former Series A Preferred Unit holders at closing of the offering, assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus and the price per share is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, as described in “Corporate Conversion.”

	Shares purchased			Total consideration (in thousands)			Average price Per share
	Number	Percent		Amount	Percent
Pre-offering LLC members holding common units(1)			%	$		%	$
Investors purchasing shares of our common stock in this offering			%	$		%	$
Former LLC Series A Preferred Unit holders being issued shares of our common stock upon completion of the offering(2)			%	$		%	$

Total		100%		$	100%

(1)

The number of shares purchased by pre-offering LLC members holding common units is equal to the number of common units outstanding at April 30, 2022 immediately prior to this offering after giving pro forma effect to the conversion of Claire’s Holdings LLC into a Delaware corporation pursuant to a statutory conversion as described in “Corporate Conversion” and a -for- stock split as if such corporate conversion and stock split had occurred on April 30, 2022. The total consideration provided by pre-IPO LLC common members is equal to the Total Members’ equity of Claire’s Holdings LLC as of April 30, 2022.
(2)

As described in “Corporate Conversion,” in connection with the closing of the offering, the former holders of Series A Preferred Units will receive common shares in respect of the stated value of each unit as well as in part payment of the make whole premium in respect of such units, in each case using a price per common share of $            .

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

We are organized into two operating segments: North America and Europe. We identify our operating segments by how we manage and evaluate our business activities. We discuss our operating segments further under “—Segment Results.”

Factors Affecting Our Results of Operations

Our results of operations in any period may be affected by a number of factors. Set forth below is a brief discussion of some of the principal factors that have impacted, or that we expect may impact, our results of operations.

Macroeconomic conditions

General economic conditions and consumer activity in both North America and Europe, in particular general retail customer traffic and discretionary consumer spending, impact our business performance. General consumer demand for our products and services, which may differ between North America and Europe, is influenced by a number of general factors, including inflation, government fiscal policy, wages and employment, the availability of consumer credit and consumer debt, currency exchange rates, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors.

Furthermore, macroeconomic conditions, including inflation, currency rates, supply chain disruptions and labor supply and transportation capacity, and in particular the COVID-19 pandemic, also affect our operating and product costs. While we have been able to partially offset inflation and wage rate increases through a combination of passing such costs through the price of our merchandise and services, adjusting merchandise assortment, optimizing labor resources, and managing other operating expenses, there can be no assurance that future operating cost increases can be fully offset or that higher prices will be fully passed on to our customers without any resulting change to their visit frequencies or purchasing patterns. For example, we have experienced increased wage rates and shipping and distribution costs in 2021 and 2022 as a result of market-driven cost increases, including due to world-wide supply chain disruptions. We expect increased costs to continue in the near term.

Competition

As a specialty retailer of jewelry, accessories and piercing services, we face competition from a variety of other specialty, apparel, online and mass retailers. The product assortment and the service offering, pricing and promotions provided by our competitors impact our results of operations. We also compete for retail talent in the marketplace, and the currently competitive labor environment creates inflationary pressure on our labor rates.

Real estate locations

The choice of location of our Claire’s® and Icing® stores, as well as our concessions locations, is an important factor that contributes to our performance. We believe that one of our largest immediate opportunities is to diversify and grow our retail footprint, both in North America and Europe. As a result, much of our real estate strategy in recent years has focused on diversification of store locations, with particular emphasis on leaving underperforming mall locations in the United States. Individual location performance is driven by a number of factors, including: shopping center health; co-tenancy and overall consumer foot traffic; and the availability of alternative nearby retail locations to a given site (including on-mall and off-mall options).

We operate our stores under lease agreements whose length are generally between two and five years in North America and between five and ten years in Europe. The number of new stores that we open and the number of stores that we close during a particular period will impact our results of operations for that period. Additionally, our ability to negotiate new lease agreements, renegotiate existing lease terms and relocate or close our stores based on market conditions or other factors (such as the COVID-19 pandemic or overall increases in occupancy expenses), may impact our results of operations.

Changes in sales between business channels and products and services

Our results of operations may vary based on the relative sales and growth rates generated at our stores (including store-in-store locations) compared to our concessions locations. The capital expenditures and start-up costs as well as timing differ between store growth and concessions growth. In addition, changes in the mix of sales between jewelry and accessories (including changes in the mix of piercing sales) may also impact our operating performance during a particular period.

Investments

We have invested significantly in supporting the growth of our business. For example, certain capital expenditures, start-up costs and inventory investments are required for opening new stores, upgrading our existing stores and expanding into new concessions locations. These expenditures are generally incurred before our new or upgraded stores or concessions start to generate sales or profits.

We are committed to using technology to enhance our competitive position and have made strategic investments to redesign our supply chain and develop improved planning and allocation capabilities, upgrade our store network and information technology, and develop data analysis capabilities to drive decision making across all areas of the organization, including consumer trends, promotion management, real estate strategy and cost optimization. We intend to continue to make investments in our information systems to facilitate growth and enhance our competitive position. As we continue to expand and upgrade our footprint and information technology systems, our operating costs, inventory and capital expenditures will likewise reflect this growth.

Seasonality and fashion trends

Our business is relevant to our core customers throughout the year, with less significant seasonal impacts than are typically experienced by most retailers. Our quarterly business performance has historically exhibited more stable quarterly sales activity compared to other retailers, with each quarter typically representing approximately 20% to 30% of annual revenue. Our results can also be impacted by changes in consumer receptivity to our product offering from ever-changing fashion and design trends.

COVID-19

As a result of the public health risk and government-imposed quarantines and other restrictions on commercial activity to contain the spread of COVID-19, the Company’s Retail and Concessions sales were significantly impacted during fiscal years 2020 and 2021. From March 2020 to May 2020, we temporarily closed all of our stores in North America and Europe. During this period, many of our concessions locations were likewise closed and in some geographies, non-essential products (including our own) could not be sold at concessions locations that otherwise remained open.

Though we cannot estimate the precise impact of the COVID-19 pandemic on our results of operations, we note that net sales, gross profit and operating income (loss) were $1,394.7 million, $809.1 million, and $170.7 million, respectively, in fiscal year 2021, compared to $910.3 million, $444.2 million and $(9.4) million, respectively, in fiscal year 2020, compared to $1,284.5 million, $690.2 million and $148.4 million, respectively, in fiscal year 2019. In addition, segment net sales for North America and Europe were $1,107.1 million and $377.6 million, respectively, in fiscal year 2021, compared to $621.9 million and $288.4 million, respectively, in fiscal year 2020, compared to $831.5 million and $453.0 million, respectively, in fiscal year 2019. Segment operating income (loss) for North America and Europe were $160.0 million and $10.7 million, respectively, in fiscal year 2021, compared to $20.8 million and $(30.2) million, respectively, in fiscal year 2020, compared to $110.9 million and $37.4 million, respectively, in fiscal year 2019. We believe that these reductions in net sales, gross profit, operating income (loss) and segment operating income (loss) during fiscal year 2020 were largely attributable to the impact of COVID-19, in particular due to the temporary closure of all of our stores during March 2020 to May 2020, which resulted in no revenues generated at our stores during such period. We also believe our net sales, gross profit, operating income (loss) and segment operating income (loss) continued to be adversely affected by COVID-19, particularly in Europe, in fiscal year 2021.

Beginning in May 2020, we began to reopen our stores, but closed some of our stores again in North America (particularly in California, New York, Texas and certain Canadian provinces) and Europe from October to December 2020. As of January 30, 2021, we had 53 and 568 stores temporarily closed in North America and Europe, respectively. Throughout the pandemic, some of our stores that remained in operation were subject to restrictions on the number of customers allowed in the stores. As of April 30, 2022 and January 29, 2022, none of our stores were closed as a direct result of the COVID-19 pandemic and we had resumed sales at all of our concessions locations. During store closures, we focused on managing costs to preserve financial strength and liquidity through, for example, employee furloughs, executive pay reductions, rent payment negotiations and inventory management. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Leases,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the impact of the COVID-19 pandemic on our lease accounting.

As a result of store closures, restricted business operations after reopening in many areas and other aspects of responding to the COVID-19 pandemic, we incurred a number of costs that do not align with our normal business operations. These include store occupancy costs (primarily lease costs) and store labor costs for periods when our stores were closed, as well as additional cleaning and protective equipment. We estimate that these costs (net of recoveries) for fiscal year 2020 were approximately $60 million, and these costs are included in net income and Adjusted EBITDA for the periods shown. In fiscal year 2020 and fiscal year 2021, we deferred occupancy payments for a significant number of our closed stores due to COVID-19 driven closures. These deferrals are accrued, and we continued to recognize expense during the deferral periods based on the contractual terms of our lease agreements. As of January 29, 2022 and January 30, 2021, approximately $7.1 million and $43.7 million, respectively, of payment deferrals remained outstanding and potentially payable to our lessors, and are included in “Accrued expenses and other current liabilities” on our consolidated balance sheets. In addition, during fiscal year 2021 we continued to incur occupancy and labor costs on stores closed due to the COVID-19 pandemic. Moreover, we anticipate we will continue to experience elevated costs in areas such as freight, energy and payroll as economies continue to recover from the COVID-19 pandemic.

During 2020, the U.S. government enacted a number of emergency and continuing economic stimulus packages, including the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the Paycheck Protection Program Flexibility Act and the Consolidated Appropriations Act. These measures included spending and tax breaks to strengthen the U.S. economy and fund a nationwide effort to curtail the economic effects of COVID-19. In Canada, the government enacted the Canada Emergency Wage Subsidy and the Canadian Emergency Rent Subsidy, which partially subsidize employee wages and business rental payments, respectively. In the European Union (“EU”), leaders agreed on a recovery fund (“Next Generation EU”) to help the recovery from the economic and social impacts of the pandemic. We have benefited from these governmental packages, including tax benefits in the United States, Canada and Europe. For example, in the United States, we have received relief from several programs: we received approximately $2 million for employee retention credits; we were permitted to defer payment of approximately $5 million of employee FICA taxes to December 31, 2021 and December 31, 2022; and we were allowed additional interest deductions for tax purposes. In Canada, we have received approximately $2 million under the Canadian Emergency Wage Subsidy and the Canadian Emergency Rent Subsidy programs. In Europe, we have received approximately $16 million from a variety of government occupancy grants in many of the countries in which we operate. In addition, in March 2021, the U.S. government enacted the American Rescue Plan Act of 2021, which resulted in stimulus payments that we believe have had a positive impact on our sales in the United States in fiscal year 2021.

The COVID-19 pandemic continues to impact our business operations, and related government and private sector responsive actions could continue to affect our operations. We continue to assess the impact of the COVID-19 pandemic on the assumptions and estimates used when preparing our consolidated financial statements, including inventory valuation, lease accounting impacts, income taxes, and the impairment of long-lived store assets and operating lease assets. We cannot reasonably estimate the duration and severity of the COVID-19 pandemic, which has had and may continue to have a material impact on our business. As a result, the assumptions and estimates used when preparing our consolidated financial statements are subject to change and current financial information may not be necessarily indicative of future operating results and our plans to address the impact of the COVID-19 pandemic may change.

Key Business Metrics

In addition to the components of our results of operations described below in “—Components of our results of operations” (in particular, net sales and gross profit), we review a number of operating and financial metrics, including the following key business metrics, to evaluate the performance of our business, identify trends, formulate business plans, make strategic decisions and assess operational efficiencies. Our calculation of the key business metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Store count

Store count represents company-operated stores open as of the end of the reporting period. Store count includes conventional retail formats, which we refer to as “standalone stores,” as well as our “store-in-store” locations (where we operate Claire’s® stores inside a retail partner’s stores). Store count excludes our concessions locations and franchised stores. We consider store count to be a key metric in evaluating the operations and performance of our business. The following table summarizes our company-operated stores as of April 30, 2022, January 29, 2022, May 1, 2021, January 30, 2021 and February 1, 2020.

	As of
	April 30, 2022	January 29, 2022	May 1, 2021	January 30, 2021	February 1, 2020
Company-operated Claire’s® stores, North America(1)	1,574	1,489	1,388	1,390	1,312
Company-operated Claire’s® stores, Europe(1)	871	878	893	905	937
Company-operated Icing® stores(1)	187	189	194	195	198

(1)

As of January 30, 2021, 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of April 30, 2022, January 29, 2022 or February 1, 2020.

Same-store sales

Same-store sales include net sales from company-operated stores that have been open for at least 60 weeks since their opening date, and all e-commerce sales. Same-store sales also include net sales from stores that remained open while being remodeled and that have been relocated within close proximity of their initial locations. Stores that are remodeled and are closed during the remodel or are relocated beyond close proximity of the initial location are excluded from same-store sales during the affected period. A store that is temporarily closed, such as during a government ordered shut-down resulting from the COVID-19 pandemic, is generally removed from the same-store sales computation until the store is reopened. A store that is closed permanently, such as upon termination of the lease, is immediately removed from the same-store sales computation. We compute same-store sales on a local currency basis, which eliminates any impact for changes in foreign currency exchange rates.

There may be variations in the way in which some of our competitors and other retailers calculate same-store sales or comparable metrics. As a result, our same-store sales may not be comparable to similar data made available by other retailers. Non-same-store sales consists of sales from new stores that have been open for less than 60 weeks, sales from existing store relocation projects that were temporarily closed, concessions sales and franchise sales.

Measuring the change in fiscal year-over-year same-store sales is a key retail metric that allows us to evaluate how we are performing. Various factors may impact same-store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to customer preferences and trends, as well as changes in our merchandise assortment;

•	pricing and promotions;

•	the customer experience we provide in our stores;

•

the level of customer traffic near our locations in the mall, power, community and lifestyle retail centers in which we operate and the level of customer traffic at the retail partners in which our store-in-stores are located;

•	competition;

•	employee headcount and the ability to efficiently and effectively staff our employees at our stores;

•	our ability to renew our leases on favorable terms or at all; and

•	the impacts associated with the COVID-19 pandemic, including closure of our stores, adverse impacts on our operations, and consumer sentiment regarding discretionary spending.

Same-store sales grew in fiscal year 2021 against both fiscal year 2020 and fiscal year 2019. We experienced strong same-store sales growth in North America against each prior period. In Europe, same-store sales decreased against fiscal year 2020 and fiscal year 2019. So far in fiscal year 2022, we have experienced decreases in same-store sales in North America and Europe against fiscal year 2021. See “—Results of Operations” and “—Segment Results” for more information regarding same-store sales against fiscal year 2021. Our same-store sales performance during fiscal year 2021 or so far during fiscal year 2022 may not be indicative of future results for the remainder of fiscal year 2022 or future periods.

Opening new stores and expanding our concessions business is an important part of our growth strategy. As we continue to pursue our real estate strategy, we expect that a significant percentage of our net sales growth will continue to come from new stores and concessions, which are not included in same-store sales. Accordingly, same-store sales is only one measure we use to assess our business.

Concessions sales

Concessions sales include net sales to consumers for all of our concessions locations for the periods reported. Concessions sales are affected by factors including partner retailer account expansion, consumer traffic in partner retailer locations, pricing and promotions, merchandise assortment (including presentation and location in the partner retailer’s store) and broader macroeconomic factors. Our sales performance by retail partner is affected by the retail partner’s broader sales performance, as well as the retail partner’s alignment with our core consumer demographics.

Gross margin

Gross margin is defined as gross profit divided by net sales. Gross profit is defined as sales net of cost of sales, occupancy and buying expense (exclusive of depreciation and amortization expense). There may be variations in the way gross profit is defined and how gross margin is computed by some of our competitors and other retailers. As a result, our gross margin may not be comparable to similar data made available by our competitors and other retailers. Gross margin is a key retail metric reflecting our product profitability from overall product cost management as well as promotional effectiveness. Since we largely leverage similar product procurement infrastructure and modes of transportation, this metric normalizes product profitability performance for sales growth.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-GAAP financial measure that represents net income (loss), adjusted to exclude income taxes, interest expense and income, depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, severance and transaction-related costs, certain transformation costs and certain non-cash and other items. Adjusted EBITDA margin is a non-GAAP financial measure that represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage. We use Adjusted EBITDA as an important tool to assess our operating performance. We consider Adjusted EBITDA and Adjusted EBITDA margin to be useful measures in highlighting trends in our business.

Please read “Summary Historical Consolidated Financial and Other Data—Non-GAAP financial measures” for more information about why we believe Adjusted EBITDA and Adjusted EBITDA margin are useful indicators for investors and us to better understand our performance and for a reconciliation to net income (loss), the most comparable GAAP measure.

Components of Our Results of Operations

Net sales

Net sales consists of company-operated store sales and other sales, including concessions and e-commerce sales (including shipping and handling revenues) and sales to third parties under franchising and licensing agreements. Revenue from the sale of gift cards is deferred and (i) is not included in net sales until the gift cards are redeemed by the customer to purchase merchandise or (ii) is otherwise included as breakage income in proportion to the pattern of historical redemptions of the gift card by the customer. Net sales is presented as net of an allowance for estimated returns, which is based on historic experience and also excludes sales taxes and VAT collected from customers. In fiscal year 2020, we introduced our Claire’s® Rewards loyalty reward program, through which we issue redeemable coupons to our customers as they achieve certain point levels. We recognize the estimated net amount of the rewards that will be earned and redeemed as a reduction to net sales at the time of the initial transaction and as tender when the coupons are subsequently redeemed by a customer.

Cost of sales, occupancy and buying expense and gross profit

Cost of sales consists of the cost of merchandise sold to our customers, inbound and outbound freight charges and product inspection costs. Occupancy expense consists of the costs of the Company’s stores, including rent, common area maintenance (“CAM”), utilities and property taxes for all locations. Buying expense consists of the Company’s internal costs of facilitating the merchandise procurement process, including compensation and benefits for our merchandise buying teams.

Gross profit is equal to our net sales minus our cost of sales, occupancy and buying expense (exclusive of depreciation and amortization expense).

Operating expenses

Operating expenses consists of:

Selling, general and administrative expense.    Selling, general and administrative (“SG&A”) expense consists of payroll and other compensation, marketing and advertising expense and commission expenses paid to our concessions retail partners. SG&A also includes all operating costs of our distribution centers.

Depreciation and amortization.    Depreciation and amortization represents the depreciation of capitalized assets over their useful life and the amortization of franchise and concession agreements and other intangible assets subject to amortization.

Other income, net.    Other income, net primarily consists of franchise fees charged under franchising agreements.

Results of Operations

For the three months ended April 30, 2022 and May 1, 2021

Our quarterly periods are the thirteen weeks ending on the Saturday closest to April 30, July 31, and October 31, and our fiscal year ends on the Saturday closest to January 31. The Company’s first quarter in fiscal year 2022 and 2021 ended on April 30, 2022 and May 1, 2021, respectively. As used herein, “three months ended April 30, 2022” and “three months ended May 1, 2021” refer to the thirteen-week periods ended April 30, 2022 and May 1, 2021, respectively. Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance.

The following table summarizes, for the periods indicated, our consolidated results of operations:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales	$366,383	$273,417
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	145,266	124,434

Gross profit	221,117	148,983
Selling, general and administrative expenses	161,349	118,934
Depreciation and amortization	17,602	16,871
Other income, net	(1,571)	(486)

Operating income (loss) before reorganization items, loss (gain) on derivative liability, interest and income taxes	43,737	13,664
Reorganization items, net	65	37
Loss (gain) on derivative liability	(80,843)	(36,479)
Interest expense, net	9,289	9,764

Income (loss) before income tax (benefit) expense	115,226	40,342
Income tax (benefit) expense	(1,845)	3,679

Net income (loss)	$117,071	$36,663

The following table shows, for the periods indicated, the percentage of our net sales represented by the line items included in our consolidated statements of operations and comprehensive income (loss).

	Percentage of Net Sales
	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales	100.0%	100.0%
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	39.6%	45.5%

Gross profit	60.4%	54.5%
Selling, general and administrative expenses	44.0%	43.5%
Depreciation and amortization	4.8%	6.2%
Other income, net	(0.4%)	(0.2%)

Operating income (loss) before reorganization items, loss (gain) on derivative liability, interest and income taxes	12.0%	5.0%

	Percentage of Net Sales
	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Reorganization items, net	0.0%	0.0%
Loss (gain) on derivative liability	(22.1%)	(13.3%)
Interest expense, net	2.5%	3.6%

Income (loss) before income tax (benefit) expense	31.6%	14.7%
Income tax (benefit) expense	(0.5%)	1.3%

Net income (loss)	32.1%	13.4%

Net sales

Net sales increased $93.0 million, or 34.0%, to $366.4 million for the three months ended April 30, 2022, compared to $273.4 million for the three months ended May 1, 2021. This increase was primarily driven by increases in the number of company-operated stores and growth of the concessions business since May 1, 2021, as well as the easing of COVID-19 restrictions primarily in Europe. Same-store sales decreased by 0.3% for the three months ended April 30, 2022 compared to the three months ended May 1, 2021.

Cost of sales, occupancy and buying expense (exclusive of depreciation and amortization)

Cost of sales, occupancy and buying expenses increased $20.9 million, or 16.7%, to $145.3 million for the three months ended April 30, 2022, compared to $124.4 million for the three months ended May 1, 2021. This increase was primarily driven by a significant increase in sales volume, and in turn, total cost of merchandise sold, as a result of the re-opening of stores and customers’ return to shopping. Increases in cost of transportation of goods due to world-wide supply chain constraints also negatively impacted cost of sales for the three months ended April 30, 2022.

Gross profit

Gross profit increased $72.1 million, or 48.4%, to $221.1 million for the three months ended April 30, 2022, compared to $149.0 million for the three months ended May 1, 2021. Gross profit as a percentage of net sales increased 590 basis points to 60.4% for the three months ended April 30, 2022, compared to 54.5% for the three months ended May 1, 2021. The increase in gross profit margin was primarily due to:

•	70 basis points of merchandise margin improvements, primarily driven by lower markdowns and promotional activity and partially offset by higher freight charges due to the COVID-19 pandemic;

•	40 basis points of buying expense leverage related to higher sales and growth of the concessions business; and

•

480 basis points as a result of decreasing occupancy costs as a percentage of sales, primarily driven by growth of the concessions business and the successful and favorable renegotiation of existing leases.

Selling, general and administrative expenses

SG&A expenses increased $42.4 million, or 35.7%, to $161.3 million for the three months ended April 30, 2022, compared to $118.9 million for the three months ended May 1, 2021. As a percentage of net sales, SG&A expenses increased 50 basis points to 44.0% for the three months ended April 30, 2022, compared to 43.5% for the three months ended May 1, 2021. The increase in SG&A expenses as a percentage of sales was primarily due to growth of the concessions business and increases in marketing and other expenses, including expenses related to strategic investments to support continued growth of the business. While we experienced higher wage rates for our employees for the three months ended April 30, 2022, the increase in SG&A expenses as a percentage of net sales was partially offset by labor optimization measures taken by the Company, including the management of hours, resources and resulting wage rates.

Depreciation and amortization

Depreciation and amortization increased $0.7 million, or 4.3%, to $17.6 million for the three months ended April 30, 2022, compared to $16.9 million for the three months ended May 1, 2021. This increase was primarily driven by additional capital spending related to store growth and technology investments in fiscal year 2021 and the three months ended April 30, 2022, compared to previous fiscal years.

Other income, net

Other income, net increased $1.1 million, or 223.3%, to $1.6 million for the three months ended April 30, 2022, compared to $0.5 million for the three months ended May 1, 2021. This increase was primarily driven by an increase in franchise fees for the three months ended April 30, 2022, compared to the three months ended May 1, 2021.

Operating income (loss) before reorganization items, loss (gain) on derivative liability, interest and income taxes

As a result of the items discussed above, operating income (loss) was 12.0% of net sales, or $43.7 million, for the three months ended April 30, 2022, compared to 5.0% of net sales, or $13.7 million, for the three months ended May 1, 2021.

Reorganization items, net

Reorganization items, net increased $0.1 million, or 75.7%, to $0.1 million for the three months ended April 30, 2022, compared to $0.0 million for the three months ended May 1, 2021.

Loss (gain) on derivative liability

Gain on derivative liability increased $44.4 million, or 121.6%, to $80.8 million for the three months ended April 30, 2022, compared to $36.4 million for the three months ended May 1, 2021. This increase was primarily driven by a rise in interest rates during the three months ended April 30, 2022 and changes in management’s assumptions about the decreased likelihood of an initial public offering or a change in control event occurring in the future that would result in mandatory conversion of the Company’s Redeemable Series A Preferred Units into Common Units. These assumptions are key inputs to the Black-Scholes model used to measure fair value of the derivative liability. See Note 6, “Redeemable Series A Preferred Units,” and Note 8, “Fair Value Measurements,” of our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding the derivative liability.

Interest expense, net

Interest expense, net decreased $0.5 million, or 4.9%, to $9.3 million for the three months ended April 30, 2022, compared to $9.8 million for the three months ended May 1, 2021. This decrease was primarily driven by quarterly principal payments made on the Company’s Term Loan (as defined below). See Note 7, “Long-Term Debt, Net,” of our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding the Term Loan.

Income tax (benefit) expense

Income tax (benefit) expense was $(1.8) million, which resulted in an effective tax rate of (1.6%). Income tax (benefit) expense was $3.7 million for the three months ended May 1, 2021, which resulted in an effective tax rate of 9.1%. The change in income tax (benefit) expense was primarily due to the release of valuation allowances related to state net operating loss carryforwards in the three months ended April 30, 2022, partially offset by an increase in taxable income, compared to the three months ended May 1, 2021.

Net income (loss)

As a result of the foregoing, net income (loss) increased $80.4 million, or 219.3%, to $117.1 million for the three months ended April 30, 2022, compared to $36.7 million for the three months ended May 1, 2021.

For the fiscal years 2021, 2020 and 2019

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years ended January 29, 2022 (“fiscal year 2021”), January 30, 2021 (“fiscal year 2020”), and February 1, 2020 (“fiscal year 2019”) each consisted of a total of 52 weeks.

The following table summarizes, for the periods indicated, our consolidated results of operations:

(in thousands)	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales	$1,394,676	$910,341	$1,284,541
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	585,615	466,125	594,334

Gross profit	809,061	444,216	690,207
Selling, general and administrative expenses	572,256	387,683	489,839
Depreciation and amortization	70,569	72,145	60,645
Other income, net	(4,486)	(6,214)	(8,650)

Operating income (loss) before reorganization items, loss on early debt extinguishment, loss on derivative liability, interest and income taxes	170,722	(9,398)	148,373
Reorganization items, net	200	(372)	4,871
Loss on early debt extinguishment	—	—	250,588
Loss on derivative liability	134,846	41,349	55,095
Interest expense, net	36,887	41,333	28,389

Income (loss) before income tax (benefit) expense	(1,211)	(91,708)	(190,570)
Income tax (benefit) expense	(9,395)	(24,728)	7,647

Net income (loss)	$8,184	$(66,980)	$(198,217)

The following table shows, for the periods indicated, the percentage of our net sales represented by the line items included in our consolidated statements of operations and comprehensive income (loss).

	Percentage of Net Sales
	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales	100.0%	100.0%	100.0%
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	42.0%	51.2%	46.3%

Gross profit	58.0%	48.8%	53.7%

Selling, general and administrative expenses	41.0%	42.6%	38.1%
Depreciation and amortization	5.1%	7.9%	4.7%
Other income, net	(0.3%)	(0.7%)	(0.7%)

Operating income (loss) before reorganization items, loss on early debt extinguishment, loss on derivative liability, interest and income taxes	12.2%	(1.0%)	11.6%
Reorganization items, net	0.0%	0.0%	0.4%
Loss on early debt extinguishment	0.0%	0.0%	19.5%
Loss on derivative liability	9.7%	4.5%	4.3%
Interest expense, net	2.6%	4.5%	2.2%

Income (loss) before income tax (benefit) expense	(0.1%)	(10.1%)	(14.8%)
Income tax (benefit) expense	(0.7%)	(2.7%)	0.6%

Net income (loss)	0.6%	(7.4%)	(15.4%)

Fiscal Year 2021 Compared to Fiscal Year 2020

Net sales

Net sales increased $484.4 million, or 53.2%, to $1,394.7 million in fiscal year 2021 compared to $910.3 million in fiscal year 2020. This increase was primarily driven by the favorable impact from stronger consumer confidence, government stimulus payments, and the easing of COVID-19 restrictions in both North America and Europe. Same-store sales increased by 17.8% in fiscal year 2021 compared to fiscal year 2020.

Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization)

Cost of sales, occupancy and buying expenses increased $119.5 million, or 25.6%, to $585.6 million in fiscal year 2021 compared to $466.1 million in fiscal year 2020. This increase was primarily driven by a significant increase in sales volume, and in turn, total cost of merchandise sold, as a result of the re-opening of stores and customers’ increased confidence and return to shopping. Increases in cost of transportation of goods due to world-wide supply chain constraints also negatively impacted cost of sales during fiscal year 2021.

Gross profit

Gross profit increased $ 364.9 million, or 82.1%, to $809.1 million in fiscal year 2021 compared to $444.2 million in fiscal year 2020. Gross profit as a percentage of net sales increased 920 basis points to 58.0% in fiscal year 2021, compared to 48.8% in fiscal year 2020. The increase in gross profit margin was primarily due to:

•	830 basis points as a result of decreasing occupancy costs as a percentage of sales and growth of the concessions business;

•	60 basis points of buying expense leverage related to higher sales and growth of the concessions business; and

•	30 basis points of merchandise margin improvements driven by lower markdowns and promotional activity.

Selling, general and administrative expenses

SG&A expenses increased $184.5 million, or 47.6%, to $572.2 million in fiscal year 2021 compared to $387.7 million in fiscal year 2020. As a percentage of net sales, SG&A expenses decreased 160 basis points to 41.0% in fiscal year 2021 compared to 42.6% in fiscal year 2020. The decrease in SG&A expenses as a percentage of sales was primarily due to cost leverage achieved from higher sales in fiscal year 2021 compared to fiscal year 2020.

Depreciation and amortization

Depreciation and amortization decreased $1.5 million, or 2.2%, to $70.6 million in fiscal year 2021 compared to $72.1 million in fiscal year 2020. This decrease was primarily driven by the balance sheet reclassification of certain lease-related intangibles assets upon adoption of ASC 842, Leases at the beginning of fiscal year 2021, partially offset by additional capital spending related to store and technology investments in fiscal year 2021.

Other income, net

Other income, net decreased $1.7 million, or 27.8%, to $4.5 million in fiscal year 2021 compared to $6.2 million in fiscal year 2020. This decrease was primarily driven by an increase in foreign currency transaction losses in fiscal year 2021.

Operating income (loss) before reorganization items, loss on early debt extinguishment, loss on derivative liability, interest and income taxes

As a result of items discussed above, operating income (loss) was 12.2% of net sales, or $170.7 million, in fiscal year 2021 compared to (1.0%) of net sales, or $(9.4) million, in fiscal year 2020.

Reorganization items, net

Reorganization items, net increased $0.6 million, or 153.8%, to $0.2 million in fiscal year 2021 compared to $(0.4) million in fiscal year 2020.

Loss on derivative liability

Loss on derivative liability increased $93.4 million, or 226.1%, to $134.8 million in fiscal year 2021 compared to $41.3 million in fiscal year 2020. This increase was primarily driven by changes in management’s assumptions about the increased likelihood of an initial public offering or a change in control event occurring in the future that would result in mandatory conversion of the Company’s Redeemable Series A Preferred Units into Common Units. These assumptions are key inputs to the Black-Scholes model used to measure fair value of the derivative liability. See Note 6, “Redeemable Series A Preferred Units,” and Note 8, “Fair Value Measurements,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the derivative liability.

Interest expense, net

Interest expense, net decreased $4.4 million, or 10.8%, to $36.9 million in fiscal year 2021 compared to $41.3 million in fiscal year 2020. This decrease was primarily driven by lower interest rates and principal payments made on the Company’s Term Loan in fiscal year 2021. See “—Indebtedness—Term Loan” and Note 7, “Long-Term Debt, Net,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the Term Loan.

Income tax (benefit) expense

Income tax (benefit) expense of $(9.4) million in fiscal year 2021 represented an effective tax rate of 769.5%, compared to fiscal year 2020 income tax (benefit) expense of $(24.7) million and an effective tax rate of 27.0%. The decrease in income tax benefit was primarily due to higher operating income compared to fiscal year 2020, partially offset by the release of valuation allowances related to certain deferred tax balances in fiscal year 2021. See Note 11, “Income Taxes,” of our audited consolidated financial statements included elsewhere in this prospectus for a reconciliation of the statutory U.S. federal income tax rate to our effective tax rates.

Net income (loss)

As a result of the foregoing, net income (loss) increased $75.2 million, or 112.2%, to $8.2 million in fiscal year 2021 compared to $(67.0) million in fiscal year 2020.

Fiscal Year 2020 Compared to Fiscal Year 2019

Net sales

Net sales decreased $374.2 million, or 29.1%, to $910.3 million in fiscal year 2020 compared to $1,284.5 million in fiscal year 2019. This decrease was primarily driven by store closures (including franchised stores) throughout the year as a result of COVID-19, including in the fourth quarter of fiscal year 2020, when many of our stores in North America and Europe were closed during the holiday shopping season. Same-store sales decreased by 9.8% (net of an increase in e-commerce sales of 112%) in fiscal year 2020. Sales to third parties under our franchising and licensing agreements decreased by $8.1 million in fiscal year 2020, primarily due to a former franchisee in Japan that did not extend its agreement with us upon the expiration of the agreement in October 2020 and also due in part to the impact of COVID-19, and concession sales decreased by $2.0 million. The decreases in same-store sales, franchise sales and concessions sales were the result of the broader global economic impact of the COVID-19 pandemic. See “—COVID-19” above.

Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization)

Cost of sales, occupancy and buying expenses decreased $128.2 million, or 21.6%, to $466.1 million in fiscal year 2020 compared to $594.3 million in fiscal year 2019. This decrease was primarily driven by the significant decrease in sales related to the impacts of COVID-19.

Gross profit

Gross profit decreased $246.0 million, or 35.6%, to $444.2 million in fiscal year 2020 compared to $690.2 million in fiscal year 2019. Gross profit as a percentage of net sales decreased 490 basis points to 48.8% in fiscal year 2020 compared to 53.7% in fiscal year 2019. The decrease in gross profit margin was primarily due to:

•	420 basis points decrease from occupancy cost deleverage resulting primarily from store closures and store sales being negatively impacted by COVID-19 once stores reopened;

•	50 basis points decrease from buying and buying-related cost deleverage resulting similarly from the fixed nature of these costs while net sales were negatively impacted by COVID-19; and

•	20 basis points decrease due to higher product costs, primarily from increased freight costs.

Selling, general and administrative expenses

SG&A expenses decreased $102.1 million, or 20.9%, to $387.7 million in fiscal year 2020 compared to $489.8 million in fiscal year 2019. SG&A expense decreased primarily from a reduction in store labor costs related to the COVID-19 temporary store closures, continued lower staffing levels in our stores from reduced operating hours as well as reduced field payroll and travel costs related to employee furloughs implemented in conjunction with temporary COVID-19 store closures. As a percentage of net sales, SG&A expenses increased 450 basis points to 42.6% in fiscal year 2020 compared to 38.1% in fiscal year 2019. The increase in SG&A expenses as a percentage of net sales was primarily due to the significant reduction in net sales from the impact of COVID-19 during fiscal year 2020.

Depreciation and amortization

Depreciation and amortization increased $11.5 million, or 19.0%, to $72.1 million in fiscal year 2020 compared to $60.6 million in fiscal year 2019. This increase was primarily driven by an increase in capital spending in fiscal year 2020 primarily related to store and technology investments.

Other income, net

Other income, net decreased $2.4 million, or 28.2%, to $6.2 million in fiscal year 2020 compared to $8.6 million in fiscal year 2019. This decrease was primarily driven by a decrease in franchise fees in fiscal year 2020.

Operating income (loss) before reorganization items, loss on early debt extinguishment, loss on derivative liability, interest and income taxes

As a result of the items discussed above, operating income (loss) was -1.0% of net sales, or $(9.4) million, in fiscal year 2020, compared to 11.6% of net sales, or $148.4 million, in fiscal year 2019.

Reorganization items, net

Reorganization items, net decreased $5.3 million, or 107.6%, to $(0.4) million in fiscal year 2020 compared to $4.9 million in fiscal year 2019.

Loss on early debt extinguishment

In fiscal year 2019, the Company recognized a $250.6 million loss on early debt extinguishment attributed to payment of a make-whole premium feature of $238.7 million in connection with repayment of the Refinanced Term Loan (as defined below) and the write-off of $11.9 million of unamortized debt financing costs in connection with the Debt Exchange (as defined below). See Note 7, “Long-Term Debt, Net,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the Refinanced Term Loan and Debt Exchange.

Loss on derivative liability

Loss on derivative liability decreased $13.7 million, or 24.9%, to $41.3 million in fiscal year 2020 compared to $55.1 million in fiscal year 2019. This decrease was primarily driven by the variable interest rate impact on the valuation calculation of the derivative liability related to our Redeemable Series A Preferred Units. See Note 6, “Redeemable Series A Preferred Units,” and Note 8, “Fair Value Measurements,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the derivative liability.

Interest expense, net

Interest expense, net increased $12.9 million, or 45.6%, to $41.3 million in fiscal year 2020 compared to $28.4 million in fiscal year 2019. This increase was primarily driven by increased interest on the Term Loan resulting from the Debt Exchange. See Note 7, “Long-Term Debt, Net,” of our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the Term Loan and Debt Exchange.

Income tax (benefit) expense

Income tax (benefit) expense of $(24.7) million in fiscal year 2020 represented an effective tax rate of 27.0%, compared to fiscal year 2019 income tax (benefit) expense of $7.6 million and an effective tax rate of -4.0%. The decrease in income tax expense was primarily due to operating losses incurred in fiscal year 2020 as a result of the impact of COVID-19. See Note 11, “Income Taxes,” of our audited consolidated financial statements included elsewhere in this prospectus for a reconciliation of the statutory U.S. federal income tax rate to our effective tax rates.

Net income (loss)

As a result of the foregoing, net income (loss) improved by $131.2 million, or 66.2%, to $(67.0) million in fiscal year 2020 compared to $(198.2) million in fiscal year 2019.

Segment Results

We have two reportable segments: North America and Europe. Our North America segment generated approximately 74% of our net sales for the three months ended April 30, 2022, and includes company-operated stores throughout Canada, Puerto Rico, the U.S. Virgin Islands and the United States. Our Europe segment generated approximately 26% of our net sales during the same period, and includes company-operated stores in Austria, Belgium, the Czech Republic, France, Germany, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Portugal, Spain, Switzerland and the United Kingdom. In each segment, we have two net sales categories: Retail and Concessions. The Retail net sales category in our North America segment consists of net sales by our company-operated stores and e-commerce business, and the Concessions net sales category in our North America segment consists of net sales by retail partner concessions. The Retail net sales category in our

Europe segment consists of net sales by our company-operated stores and e-commerce business as well as net sales to third parties under our franchising and licensing agreements, and the Concessions net sales category in our Europe segment consists of net sales by retail partner concessions.

We evaluate the performance of each of our two operating segments based on segment net sales and segment operating income. Expenses for each segment are based on the direct costs incurred by and within the operating segments. Each segment has its own distribution center (and, in the case of our franchise business, which is reported in our Europe segment, our distribution center in Hong Kong) and store network, and maintains a separate administrative function. Certain operating expenses for shared information technology products and services are allocated between the segments based upon relative usage. The operating expenses associated with our global corporate headquarters located in North America are recorded in our North America segment.

In addition, we account for the products sold to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in our consolidated statements of operations and comprehensive income (loss) within our Europe segment. The franchise fees we charge under our franchising agreements are reported in “Other income, net” in our consolidated statements of operations and comprehensive income (loss) within our Europe segment. Most of our franchise-operated stores are located in the Middle East and South Africa. Substantially all of the interest expense on our outstanding debt is recorded in our North America segment.

See Note 15, “Segment Reporting,” of our audited consolidated financial statements and Note 14, “Segment Reporting,” of our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding the financial results of our reportable segments.

For the three months ended April 30, 2022 and May 1, 2021

The following table presents, for the periods indicated, net sales by our Retail and Concessions categories within each reportable segment:

	Net Sales
(in thousands, except for percentages)	Three Months Ended April 30, 2022	% of Total	Three Months Ended May 1, 2021	% of Total
North America:
Retail	$240,420	65.6%	$225,478	82.5%
Concessions	29,803	8.1%	10,961	4.0%

Total North America	270,223	73.8%	236,439	86.5%

Europe:
Retail	84,573	23.1%	32,329	11.8%
Concessions	11,587	3.2%	4,649	1.7%

Total Europe	96,160	26.2%	36,978	13.5%

Total Net Sales	$366,383	100.0%	$273,417	100.0%

The following table shows, for the periods indicated, a comparison of the percentage of net sales by product category within each reportable segment:

	Percentage of Total Net Sales
	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Jewelry:
North America	39.8%	50.0%
Europe	10.1%	5.0%

Total jewelry	49.9%	55.0%

Accessories:
North America	34.3%	37.1%
Europe	15.8%	7.9%

Total accessories	50.1%	45.0%

Total net sales	100.0%	100.0%

North America net sales increased $33.8 million, or 14.3%, to $270.2 million for the three months ended April 30, 2022, compared to $236.4 million for the three months ended May 1, 2021. The increase in net sales was primarily driven by the opening of new stores during the three months ended April 30, 2022 as well as strong growth in our piercing business. North America same-store sales, which excludes newly opened stores, decreased by 0.1% for the three months ended April 30, 2022, compared to the three months ended May 1, 2021. See “—Key Business Metrics—Same-store sales” for more information about how we calculate same-store sales.

Europe net sales increased $59.2 million, or 160.0%, to $96.2 million for the three months ended April 30, 2022, compared to $37.0 million for the three months ended May 1, 2021. The increase in net sales was primarily driven by the return of more normalized shopping during the three months ended April 30, 2022, whereas on average approximately 67% of our stores in Europe were temporarily closed primarily due to the COVID-19 pandemic during the three months ended May 1, 2021. Europe same-store sales decreased by 1.9% for the three months ended April 30, 2022, compared to the three months ended May 1, 2021. Note that during the three months ended May 1, 2021, on average approximately 67% of our stores in Europe were temporarily closed primarily due to the COVID-19 pandemic and were therefore excluded from same-store sales during the periods that the stores were closed. See “—Key Business Metrics—Same-store sales” for more information about how we calculate same-store sales.

The following table summarizes, for the periods indicated, operating income (loss) by each reportable segment:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Operating income (loss):
North America	$43,160	$38,851
Europe	577	(25,187)

Total operating income (loss)	$43,737	$13,664

North America operating income (loss) increased $4.3 million, or 11.1%, to $43.2 million for the three months ended April 30, 2022, compared to $38.9 million for the three months ended May 1, 2021. This increase was primarily driven by the opening of new stores and continued cost leverage as sales increased for the three months ended April 30, 2022.

Europe operating income (loss) increased $25.8 million, or 102.3%, to $0.6 million for the three months ended April 30, 2022, compared to $(25.2) million for the three months ended May 1, 2021. This increase was primarily driven by the reopening of stores and gradual return of more normalized shopping, coupled with continued cost leverage as sales increased for the three months ended April 30, 2022.

For the fiscal years 2021, 2020 and 2019

The following table presents, for the periods indicated, net sales by our Retail and Concessions categories within each reportable segment:

	Net Sales
(in thousands, except for percentages)	Fiscal Year Ended January 29, 2022	% of Total	Fiscal Year Ended January 30, 2021	% of Total	Fiscal Year Ended February 1, 2020	% of Total
North America:
Retail	$958,299	68.7%	$588,480	64.6%	$797,242	62.1%
Concessions	58,769	4.2%	33,448	3.7%	34,267	2.7%

Total North America	1,017,068	72.9%	621,928	68.3%	831,509	64.7%

Europe:
Retail	341,790	24.5%	266,494	29.3%	429,892	33.5%
Concessions	35,818	2.6%	21,919	2.4%	23,140	1.8%

Total Europe	377,608	27.1%	288,413	31.7%	453,032	35.3%

Total net sales	$1,394,676	100.0%	$910,341	100.0%	$1,284,541	100.0%

The following table shows, for the periods indicated, a comparison of the percentage of net sales by product category within each reportable segment:

	Percentage of Total
	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Jewelry:
North America	40.4%	36.8%	34.2%
Europe	10.4%	11.3%	12.9%

Total jewelry	50.8%	48.1%	47.1%

Accessories:
North America	33.4%	31.5%	30.5%
Europe	15.8%	20.4%	22.4%

Total accessories	49.2%	51.9%	52.9%

Total net sales	100.0%	100.0%	100.0%

The following table summarizes, for the periods indicated, operating income (loss) by each reportable segment:

(in thousands)	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Operating income (loss):
North America	$159,997	$20,824	$110,938
Europe	10,725	(30,222)	37,435

Total operating income (loss)	$170,722	$(9,398)	$148,373

Fiscal Year 2021 Compared to Fiscal Year 2020

North America net sales increased $395.2 million, or 63.5%, to $1,017.1 million in fiscal year 2021 compared to $621.9 million in fiscal year 2020. The increase in net sales was primarily driven by the reopening of stores and return of more normalized shopping in fiscal year 2021 as well as strong growth in our piercing business. North America same store sales increased in fiscal year 2021 by 27.0%.

Europe net sales increased $89.2 million, or 30.9%, to $377.6 million in fiscal year 2021 compared to $288.4 million in fiscal year 2020. The increase in net sales was primarily driven by the reopening of stores and return of more normalized shopping in fiscal year 2021. Europe same store sales decreased in fiscal year 2021 by 1.7%. Note that on average approximately 20% and 32% of our stores were closed in Europe primarily due to the COVID-19 pandemic during fiscal year 2021 and 2020, respectively, and were therefore excluded from same-store sales during the periods that the stores were closed. See “—Key Business Metrics—Same-store sales” for more information about how we calculate same-store sales.

North America operating income (loss) increased $139.2 million, or 668.3%, to $160.0 million in fiscal year 2021 compared to $20.8 million in fiscal year 2020. This increase was primarily driven by the reopening of stores and gradual return of more normalized shopping, coupled with continued cost leverage as sales increased in fiscal year 2021.

Europe operating income (loss) increased $40.9 million, or 135.5%, to $10.7 million in fiscal year 2021 compared to $(30.2) million in fiscal year 2020. This increase was primarily driven by the reopening of stores and gradual return of more normalized shopping, coupled with continued cost leverage as sales increased in fiscal year 2021.

Fiscal Year 2020 Compared to Fiscal Year 2019

North America net sales decreased $209.6 million, or 25.2%, to $621.9 million in fiscal year 2020 compared to $831.5 million in fiscal year 2019. This decrease was primarily driven by COVID-19-related store closures throughout fiscal year 2020 (including the fourth quarter, when many stores in North America were closed during the holiday shopping season), which was partially offset by an increase in concessions and e-commerce net sales in fiscal year 2020.

Europe net sales decreased $164.6 million, or 36.3%, to $288.4 million in fiscal year 2020 compared to $453.0 million in fiscal year 2019. This decrease was primarily driven by COVID-19-related store closures throughout fiscal year 2020 (including the fourth quarter, when many stores in Europe were closed during the holiday shopping season) and a decrease in net sales to third parties under franchising agreements, and was partially offset by an increase in e-commerce net sales in fiscal year 2020.

North America operating income (loss) decreased $90.1 million, or 81.2%, to $20.8 million in fiscal year 2020 compared to $110.9 million in fiscal year 2019. This decrease was primarily driven by COVID-19-related store closures throughout fiscal year 2020, partially offset by actions including employee furloughs, rent payment negotiations and executive pay reductions.

Europe operating income (loss) decreased $67.7 million, or 180.7%, to $(30.2) million in fiscal year 2020 compared to $37.5 million in fiscal year 2019. This decrease was primarily driven by COVID-19-related store closures throughout fiscal year 2020, partially offset by actions including employee furloughs, rent payment negotiations and executive pay reductions.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are funds generated by operating activities and borrowings under our ABL Credit Facility (as defined below). Our ability to fund our operations, to make planned capital investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We expect that our current resources, together with anticipated cash flows from operations and borrowing capacity under the ABL Credit Facility, will be sufficient to finance our operations, meet our current debt obligations, and fund anticipated capital investments for the next 12 months. We may, however, seek additional financing to fund future growth or refinance our existing indebtedness through the debt and equity capital markets, but we cannot be assured that any such financing will be available on favorable terms, or at all.

We expect that our primary liquidity needs will be comprised of cash to provide capital to facilitate the growth of our business, including our expansion in North America, Europe and other geographies, pay operating expenses, including cash compensation to our employees and payments to satisfy our lease obligations, pay interest and principal due on borrowings under our ABL Credit Facility and Term Loan Credit Agreement and pay income taxes.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of April 30, 2022, while others are considered future obligations. These contractual obligations primarily consist of principal and interest payments related to long-term debt and payments related to operating and finance leases. We also enter into short-term lease commitments, letters of credit and purchase obligations in the normal course of business. For more information regarding our primary obligations, see Note 4, “Leases,” and Note 7, “Long-Term Debt, Net” of our audited consolidated financial statements included elsewhere in this prospectus for amounts outstanding as of January 29, 2022 and January 30, 2021 and future obligations as of January 29, 2022 related to finance and operating leases and long-term debt, respectively, and Note 4, “Leases,” and Note 7, “Long-Term Debt, Net” of our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for amounts outstanding as of April 30, 2022, January 29, 2022 and May 1, 2021.

Cash flows

For the three months ended April 30, 2022 and May 1, 2021

The following table sets forth our cash flows for the periods indicated (in thousands):

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net cash provided by (used in) operating activities	$(16,648)	$27,765
Net cash provided by (used in) investing activities	(15,877)	(9,278)
Net cash provided by (used in) financing activities	(1,477)	(76,563)
Effect of foreign currency exchange rate changes on cash	(1,404)	609

Net increase (decrease) in cash, cash equivalents and restricted cash	(35,406)	(57,467)
Cash, cash equivalents and restricted cash, at beginning of period	71,699	179,146

Cash, cash equivalents and restricted cash, at end of period	$36,293	$121,679

Net cash provided by (used in) operating activities decreased $44.4 million, or 160.0%, to $(16.6) million for the three months ended April 30, 2022, compared to $27.8 million for the three months ended May 1, 2021. This decrease was primarily driven by decreases in accounts payable and other operating liabilities and partially offset by higher operating income for the three months ended April 30, 2022, compared to the three months ended May 1, 2021.

Net cash used in investing activities increased $6.6 million, or 71.1%, to $15.9 million for the three months ended April 30, 2022, compared to $9.3 million for the three months ended May 1, 2021. This increase was primarily the result of additional investment in property and equipment during the three months ended April 30, 2022 associated with the growth of our business.

Net cash used in financing activities decreased $75.1 million, or 98.1%, to $1.5 million for the three months ended April 30, 2022, compared to $76.6 million for the three months ended May 1, 2021. This decrease was primarily due to the redemption of Series A Preferred Units during the three months ended May 1, 2021. There were no redemptions of Series A Preferred Units during the three months ended April 30, 2022. See Note 6, “Redeemable Series A Preferred Units,” of our unaudited interim condensed consolidated financial statements for more information.

For the fiscal years 2021, 2020 and 2019

The following table sets forth our cash flows for the periods indicated (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net cash provided by (used in) operating activities	$170,593	$93,933	$159,714
Net cash provided by (used in) investing activities	(63,681)	(34,602)	(33,595)
Net cash provided by (used in) financing activities	(206,389)	(154,623)	(6,164)
Effect of foreign currency exchange rate changes on cash	(7,970)	2,472	2,488

Net increase (decrease) in cash, cash equivalents and restricted cash	(107,447)	(92,820)	122,443
Cash, cash equivalents and restricted cash, at beginning of period	179,146	271,966	149,523

Cash, cash equivalents and restricted cash, at end of period	$71,699	$179,146	$271,966

Fiscal Year 2021 Compared to Fiscal Year 2020

Net cash provided by operating activities increased $76.7 million, or 81.6%, to $170.6 million in fiscal year 2021 compared to $93.9 million in fiscal year 2020. This increase was primarily driven by higher operating income in fiscal year 2021.

Net cash used in investing activities increased $29.1 million, or 84.0%, to $63.7 million in fiscal year 2021 compared to $34.6 million in fiscal year 2020. This increase was primarily the result of additional investment in property and equipment during fiscal year 2021 associated with growth of our business.

Net cash used in financing activities increased $51.8 million, or 33.5%, to $206.4 million in fiscal year 2021 compared to $154.6 million in fiscal year 2020. This increase was primarily due to additional redemptions of Redeemable Series A Preferred Units in fiscal year 2021. See Note 6, “Redeemable Series A Preferred Units,” of our audited consolidated financial statements for more information.

Fiscal Year 2020 Compared to Fiscal Year 2019

Net cash provided by operating activities decreased $65.8 million, or 41.2%, to $93.9 million in fiscal year 2020 compared to $159.7 million in fiscal year 2019. This decrease was primarily due to operating losses driven by the impact of COVID-19, including temporary store closures throughout fiscal year 2020.

Net cash used in investing activities increased $1.0 million, or 3.0%, to $34.6 million in fiscal year 2020 compared to $33.6 million in fiscal year 2019. This increase was primarily the result of increased purchases of property and equipment related to store openings in fiscal year 2020.

Net cash used in financing activities increased $148.4 million, or 2,408.5%, to $154.6 million in fiscal year 2020 compared to $6.2 million in fiscal year 2019. This increase was primarily due to additional redemptions of Redeemable Series A Preferred Units in fiscal year 2020. See Note 6, “Redeemable Series A Preferred Units,” of our audited consolidated financial statements for more information.

Indebtedness

Term Loan

On December 18, 2019, the Company entered into the term loan credit agreement (the “Term Loan Credit Agreement”) among Claire’s Stores, Inc. (“Claire’s Stores”), as borrower, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and collateral agent, providing for $502.4 million aggregate principal amount of term loan maturing on December 18, 2026 (the “Term Loan”). Principal repayments under the Term Loan Credit Agreement are due on the last business day of each March, June, September and December in an amount per payment equal to 0.25% of the principal amount. Each borrowing under the Term Loan Credit Agreement will bear interest at a rate equal to a base rate plus a margin. The Company has the option to choose from two base rates: the Adjusted LIBOR Rate and the alternate base rate (the “ABR”). The margin under the Term Loan Credit Agreement is 6.50% for Adjusted LIBOR Rate borrowings and 5.50% for ABR borrowings.

The Term Loan contains certain covenants that, among other things, subject to certain exceptions and other basket amounts, restrict Claire’s Store’s ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	create or incur certain liens;

•	make certain investments;

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declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its equity interests, directly or indirectly redeem, purchase, retire or otherwise acquire for value any of its equity interests or set aside any amount for any such purpose or make any payment, whether in cash, property securities or a combination thereof;

•	create restrictions on the payment of dividends or other distributions from our subsidiaries; and

•	transfer or sell assets.

See Note 8, “Fair Value Measurements,” of our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information regarding fair value measurements of our debt.

On December 18, 2019, the Company entered into the Term Loan, which refinanced the $250.0 million aggregate principal amount of the then-outstanding term loan (the “Refinanced Term Loan”) and consummated an offer to exchange 10,049 of its preferred units, including accrued preferred return for $1,500 of Term Loan for each preferred unit tendered (the “Debt Exchange”). The Refinanced Term Loan bore interest at a rate of LIBOR plus 7.25% per annum, payable quarterly.

ABL Credit Facility

On January 24, 2019, the Company entered into a new $75.0 million asset-based revolving credit facility (the “ABL Credit Facility”) among Claire’s Stores, Inc., as a U.S. borrower; Claire’s (Gibraltar) Holdings Limited, as a UK borrower; other U.S. and UK borrowers; and Citibank, N.A., as administrative agent and collateral agent. The ABL Credit Facility provides for $75.0 million in availability, maturing on January 24, 2024. As of April 30, 2022, no amounts were outstanding under the ABL Credit Facility.

Europe Bank Credit Facilities

The Company’s non-U.S. subsidiaries have bank credit facilities totaling approximately $2.5 million. The facilities are used for working capital requirements, letters of credit and various guarantees. These credit facilities have been arranged in accordance with customary lending practices in the respective country of operation. As of April 30, 2022, there was a reduction of $1.6 million for outstanding bank guarantees, which reduced the borrowing availability to $0.9 million as of that date.

Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of April 30, 2022, January 29, 2022 and January 30, 2021.

Quantitative and Qualitative Disclosures about Market Risks

In the ordinary course of our business activities, we are exposed to market risks that are beyond our control and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. We are exposed to market risks associated with cash, interest rates, foreign currency and general market risk.

Cash

We have significant amounts of cash at financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on our deposits. We mitigate this risk by maintaining bank accounts with a group of credit-worthy financial institutions.

Interest rates

As of April 30, 2022, January 29, 2022 and January 30, 2021, excluding unamortized debt issuance costs, the carrying value of long-term debt was $492.4 million, $493.6 million and $498.7 million, respectively, and the estimated fair value of our long-term debt was $475.5 million, $484.4 million and $505.7 million, respectively. We have entered into an interest rate cap agreement to manage a significant portion of the interest rate risk related to the floating interest rate on our outstanding debt. See Note 8, “Fair Value Measurements,” of our audited consolidated financial statements included elsewhere in this prospectus for information about our debt and interest rate cap agreement.

Foreign currency

We are exposed to market risk from foreign currency exchange rate fluctuations on the U.S. dollar (“USD” or “dollar”) value of foreign currency denominated transactions and our investments in foreign subsidiaries. We manage this exposure to market risk through our regular operating and financing activities and may from time to time use foreign currency hedges. Exposure to market risk for changes in foreign currency exchange rates relates primarily to our foreign operations’ buying, selling and financing in currencies other than local currencies and to the carrying value of net investments in foreign subsidiaries. As of April 30, 2022, January 29, 2022 and January 30, 2021, we maintained no foreign currency hedges. We generally do not hedge the translation exposure related to our net investment in foreign subsidiaries. Included in “Comprehensive income (loss)” are $(6.8) million and $(0.1) million, net of tax, reflecting the unrealized (loss) gain on foreign currency translations and intra-entity foreign currency transactions for the three months ended April 30, 2022 and May 1, 2021, respectively, and $(7.3) million, $10.1 million and $(3.2) million, net of tax, reflecting the unrealized (loss) gain on foreign currency translations and intra-entity foreign currency transactions for the fiscal years 2021, 2020 and 2019, respectively.

In countries outside of the United States where we operate stores, we generate revenues and incur expenses denominated in local currencies. In fiscal year 2021, approximately 31% of our net sales were earned in currencies other than the USD, the majority of which were denominated in euros. As foreign currency exchange rates fluctuate, the amount of USD into which our foreign earnings are converted is affected, which impacts our cash flows. Foreign currency exchange rate fluctuations also impact our results of operations because the results of operations of our foreign subsidiaries, when translated into USD, reflect the average foreign currency exchange rates for the months that comprise the periods presented. See “Risk Factors—Risks related to our business and industry—Fluctuations in foreign currency exchange rates could negatively impact our results of operations.”

Certain of our subsidiaries make significant USD purchases from Asian suppliers, particularly in China. China allows the renminbi (“RMB”) to float to a limited degree against a basket of major international currencies, including the USD and the euro. The official exchange rate has historically remained stable; however, there are no assurances that this currency exchange rate will continue to be as stable in the future. This floating exchange rate and any appreciation of the RMB that may result from such rate could have various effects on our business, which include making our purchases of Chinese products more expensive. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our results of operations.

General market risk

Our competitors include department stores, specialty stores, mass merchandisers, discount stores and other retail and internet channels. Our operations are impacted by consumer spending levels, which are affected by general economic conditions, consumer confidence, employment levels, inflation, availability of consumer credit and interest rates on credit, consumer debt levels, consumption of consumer staples including food and energy, consumption of other goods, adverse weather conditions and other factors over which we have little or no control. Increases in costs of such staple items may reduce the amount of discretionary funds that consumers are willing and able to spend for other goods, which may include our merchandise. Should there be continued volatility in food, energy costs or other costs, recession in the United States and Europe, rising unemployment and continued declines in discretionary income, our revenue and margins could be significantly affected in the future. We cannot predict whether, when or the manner in which the economic conditions described above will change.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures of contingent assets and liabilities. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, residual values and other items. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results experienced may vary materially and adversely from our estimates. Revisions to estimates are recognized prospectively. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are reasonably uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. See Note 2, “Summary of Significant Accounting Policies,” of our audited consolidated financial statements included elsewhere in this prospectus.

Inventories

Merchandise inventories in North America are valued at the lower of cost or market, with cost determined using the retail method. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies used to value merchandise inventories include the development of the cost-to-retail ratios, the groupings of homogeneous classes of merchandise, development of shrinkage reserves and the accounting for retail price changes. Merchandise inventories in Europe are accounted for under the lower of cost or net realizable value method, with cost determined using the average cost method at an individual item level. Net realizable value is generally the merchandise selling price. Inventory valuation is impacted by the estimation of slow moving goods, shrinkage and markdowns. Management monitors merchandise inventory levels to identify slow-moving items and uses markdowns to clear such inventories. Changes in consumer demand of our products could affect our retail prices, and therefore impact the retail method and lower of cost or net realizable value valuations.

Impairment of long-lived assets

We review our long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the net book value of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or asset group. The fair value is estimated based on discounted future cash flows expected to result from the use and eventual disposition of the asset or asset group using a rate that reflects the operating segment’s average cost of capital. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. A prolonged decrease in consumer spending would require us to modify our models and cash flow estimates, and could create a risk of an impairment-triggering event in the future. Our impairment analyses contain estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results may differ from those estimates, which could materially impact our impairment assessment.

Goodwill

We continually evaluate whether events and changes in circumstances warrant recognition of an impairment of goodwill. The conditions that would trigger an impairment assessment of goodwill include a significant, sustained negative trend in our operating results or cash flows, a sustained decrease in demand for our products, a significant change in the competitive environment and other industry and economic factors. We conduct our annual impairment test to determine whether an impairment of the value of goodwill has occurred in accordance with the guidance set forth in Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and Other (“ASC 350”). Our determination of the fair value of each of our reporting units incorporates multiple assumptions and contains inherent uncertainties, including significant estimates relating to future business growth, earnings projections, and the weighted average cost of capital used for purposes of discounting. Decreases in revenue growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease, which could require us to modify future models and cash flow estimates, and could result in an impairment-triggering event in the future.

Intangible assets

Intangible assets include tradenames, franchise agreements, lease rights and territory rights. Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. Definite-lived intangible assets are tested for impairment when events or circumstances indicate the carrying value may not be recoverable. We estimate the fair value of these intangible assets primarily utilizing a discounted cash flow model. The forecasted cash flows used in the model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins and cost of capital. Changes in any of the assumptions utilized could affect the fair value of the intangible assets and result in an impairment-triggering event.

Income taxes

We account for income taxes under the provisions of ASC Topic 740, Income Taxes, (“ASC 740”), which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period the new legislation is enacted. Valuation allowances are recognized to reduce the carrying amounts of deferred tax assets to the amounts expected to be realized unless it is more likely than not that such assets will be realized in full. We consider projected future taxable income and the availability of tax planning strategies in determining the need for valuation allowances.

We are subject to tax audits in numerous jurisdictions, including the United States, individual states and localities, and internationally. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, we are subject to challenges from the Internal Revenue Service and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. We recognize income tax benefits related to uncertain tax positions when it is more likely than not that the position will be sustained upon examination by the tax authorities. This determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant tax authority that has full knowledge of all relevant information. Penalties and interest related to unrecognized income tax benefits are included within interest expense, net in the consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies,” of our audited consolidated financial statements included elsewhere in this prospectus for a summary of recent accounting pronouncements.

Emerging Growth Company Status

We ceased to be an emerging growth company on January 29, 2022 because our annual revenues exceeded $1.07 billion for our fiscal year 2021. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the completion of this offering. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued by FASB or the SEC subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to opt out of the extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Who We Are

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

Claire’s® offers an omni-present, multi-dimensional shopping experience, creating unique touchpoints with our consumers where they live and shop. Our offering is anchored in a strong physical retail presence which includes a global network of company-operated stores—consisting of conventional retail formats (which we refer to as standalone stores) and Claire’s® stores we operate inside a retail partner’s stores (which we refer to as store-in-stores)—and franchised stores. In addition, we operate in over 13,000 concessions located within approximately 30 retail partners in North America and Europe, including Walmart, CVS, Asda, Tesco and Matalan. In our concession formats, Claire’s® owns, merchandises and manages the inventory located in our partners’ stores and pays a sales-based variable fee for the right to operate in the concession.

Our retail stores offer a fun “treasure hunt” shopping experience that encourages our customers to explore and find the latest trends to create their own unique looks. We merchandize our stores with the intention of delighting and surprising our customers at every visit, which we believe encourages them to return to our stores frequently. We operate stores averaging 1,250 square feet in North America and 650 square feet in Europe in a broad variety of retail formats including mall, outlet, lifestyle, high street, strip centers and store-in-stores. As of April 30, 2022, there were 1,574 company-operated Claire’s® stores in North America, 871 company-operated Claire’s® stores in Europe across 15 countries and 289 franchised Claire’s® stores primarily located in the Middle East and South Africa. We believe our service-led retail model and attractive target consumer makes us a desirable tenant for commercial real estate operators, allowing us to be selective in choosing retail locations.

We use our Claire’s® and Icing® websites and the Claire’s® app for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and connecting with our customers, including educating them on recent trends, current offerings and our ear piercing service process and options. We continue to invest in our digital offerings to enable seamless and consistent brand interactions across every channel. We are enhancing our Buy Online, Pick-Up in Store (“BOPIS”) capability. We rolled out this capability in the United States in early 2021, the United Kingdom in November 2021 and France and Ireland in February 2022. We anticipate further pilot programs in other countries in the future. We launched our Claire’s® Rewards loyalty program in the United States in November 2020 and in the United Kingdom and Ireland in September 2021, and are in the process of expanding the program to additional countries. As of April 30, 2022, we had over 11.7 million loyalty members, and sales to Claire’s® Rewards members represented over 40% of our total Retail sales (including e-commerce) in the United States, the United Kingdom, and Ireland since the Claire’s® Rewards loyalty program was launched. In September 2021, we launched our subscription program in the United States, offering curated boxes of jewelry and accessories to our subscription members.

We also operate our sister brand, Icing®, which had 187 stores in North America as of April 30, 2022. Icing® offers an inspiring merchandise assortment of fashionable products, as well as piercing services, targeting young women looking to express themselves. Our product offering includes jewelry, beauty, hair, fashion and bridal accessories. We believe Icing® allows us to reach age groups beyond our Claire’s® core customer demographic, including the over 76 million Millennial consumers in North America, and retain Claire’s® customers as they age. Many of our customers later introduce their children or other family members to the Claire’s® brand as they become mothers, aunts and grandmothers. Our Icing® product offering leverages our brand merchandising capabilities, consumer trend insights and other core expertise, including our product development and sourcing expertise.

Our Recent Transformation

Our management team has identified and enacted initiatives to leverage our strong brand equity and recognition in service and product excellence to accelerate growth, amplify brand value, expand our offerings and optimize our operating structure. Through the end of fiscal year 2021, we have invested over $150 million in the business to better align our offering with consumer trends, augment our physical and digital presence and enhance growth. These investments include the following:

Growth investments across all aspects of our business:

•	Assembling a growth-oriented management team with deep experience across all aspects of our company

•	Expanding and upgrading our retail footprint to meet our customers where they prefer to shop

•	Investing in new formats and channels to increase consumer interaction and access new customers

•	Building e-commerce capabilities to drive a seamless omni-channel experience and personalization at scale

•	Improving our ear piercing experience through digital enhancements and service expansion

•	Launching a consumer loyalty program to create more rewarding customer relationships with deeper insights

•	Designing subscription services to offer curated products with more frequent consumer interaction

•	Enhancing our buying and merchandise systems, including localizing assortment

Operational investments:

•	Redesigning our supply chain and developing improved planning and allocation capabilities

•	Upgrading our store network and IT to support our growth

•	Developing data analysis excellence to drive decision making across all areas of the organization, including consumer trends, promotion management, real estate strategy and cost optimization

Our Recent Financial Performance

Since reopening our stores as COVID-19-related operating restrictions eased, we have experienced strong performance in North America and improving performance in Europe as the COVID-19 vaccine roll-out gains traction across the continent. We believe our operating results for the first quarter of fiscal year 2022 highlight the strength of our brand and unique nature of our business model, which combines growth potential with robust operating metrics.

For the first quarter of fiscal year 2022, we achieved the following results:

•	Total net sales growth of 34.0% compared to the same period in 2021. North America net sales grew 14.3% and Europe net sales grew 160.0% compared to the same period in 2021.

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Decrease in total same store sales of 0.3% compared to the same period in 2021. North America same store sales decreased 0.1% and Europe same store sales decreased 1.9% compared to the same period in 2021.

•	Net income of $117.1 million, representing an $80.4 million increase compared to the same period in 2021.

•	Adjusted EBITDA growth of 99.7% compared to the same period in 2021. Adjusted EBITDA is a non-GAAP measure. See “—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Net income margin of 32.1%, compared to 13.4% for the same period in 2021.

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Adjusted EBITDA margin of 19.4%, compared to 13.0% for the same period in 2021. Adjusted EBITDA margin is a non-GAAP measure. See “—Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Partnered with 18 retail partners to open 573 net new concessions.

Our Competitive Strengths

Global brand powerhouse for self-expression

We are a category leader in the girl’s fashion jewelry and accessories market with strong brand recognition among our core demographic. According to surveys commissioned by Claire’s and conducted by The Morning Consult LLC, we enjoy between 82% and 99% brand awareness among 13 to 17 year-old girls, women 18 and over, and mothers with children aged 3 to 12 in the United States, the United Kingdom and France. Our Claire’s® brand is viewed by many as synonymous with self-expression and while Generation Z is our primary target, our brand appeals to consumers of all ages around the world. Our products are regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We believe there is an opportunity to further leverage our brand by extending into additional categories to capture a larger share of spending from or influenced by Generation Z consumers. In 2020, according to Euromonitor, the total addressable market of the jewelry, apparel accessories, color cosmetics, toys and writing instruments product categories was approximately $450 billion, with jewelry representing approximately $288 billion.

We believe we are the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Ear piercing is a memorable life experience that we believe establishes a lifelong connection between customers and our brand. We offer piercing in all of our stores in North America and in over 98% of our stores in Europe. We believe our highly trained associates and over 40 years of piercing experience have made us a desirable destination worldwide for a variety of piercing services.

Experiential, service-led business model

We are a preferred destination for consumers looking for a safe, fun and affordable ear piercing service. Our specially-trained staff pierce millions of customers’ ears annually. During the first quarter of fiscal year 2022, we averaged over 80,000 piercings per week. Revenue generated from our ear piercing experience has consistently accounted for a meaningful part of our Retail sales. For fiscal year 2019 through April 30, 2022, more than 20% of our Retail sales came from ear-piercing-related transactions, with a substantially higher percentage of Retail sales from these transactions in North America than in Europe, and spend per piercing transaction grew at a compound annual growth rate of approximately 10% during this period. Our ear piercing service also functions as an attractive customer acquisition vehicle and drives significant traffic to our stores. For the first quarter of fiscal year 2022, approximately 50% of all ear piercing customers purchased fashion jewelry or accessories during their visit to our stores. Since the launch of our Claire’s® Rewards loyalty program in the United States, over 55% of piercing customers have joined the program. In addition to piercing, we offer other in-store activities, including birthday parties and life event celebrations. Special events represent a small but growing part of our business.

We strategically design the layout of our stores to encourage impulse buying and a “treasure hunt” experience for our customers. We constantly refresh our store merchandise, changing our floor plans eight to ten times per year, ensuring there is a feeling of newness each time a customer visits. We amplify this experience with promotions designed to fuel exploration and discovery of merchandise, such as our “buy three, get three” promotion.

We believe our experiential and service-led model differentiates us from other brick-and-mortar and online competition, given that our ear piercing service and in-store experience cannot be replicated online.

Multichannel flexible distribution strategy

We strive to connect with our customers where they prefer to shop. Reflective of the continuously evolving retail environment, we have strategically created a multichannel shopping experience, which includes a global company-operated and franchised retail store network, store-in-store formats and retail partner concessions, as well as a growing digital presence.

We have a highly flexible and differentiated real estate strategy, which allows us to grow and operate a variety of formats that generate positive store-level four-wall EBITDA. Our company-operated stores average 1,250 square feet in North America and 650 square feet in Europe. Each of our stores is a retail destination that draws in consumers looking for a fun shopping environment and drives foot traffic. Our customers rely on us to highlight new trends and provide them with a deep assortment of products to inspire their self-expression. As of April 30, 2022, we had 1,761 company-operated stores, which included 335 store-in-stores, in North America and 871 company-operated stores, which included 9 store-in-stores, in Europe. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores generated positive four-wall EBITDA, and we experienced strong same-store sales growth in fiscal year 2021, further enhancing store performance. We define four-wall EBITDA as store-level operating income before depreciation, including store wages, rent, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense.

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Approximately 40% of our stores in North America were located in non-mall locations as of April 30, 2022. Our mall stores are located in many of the top malls in the country (with approximately 75% of the malls in which our stores are located graded by Green Street Advisors as mall grades A or grades B (excluding malls not rated by Green Street Advisors)), and are expected to continue to generate strong traffic trends and generate positive four-wall EBITDA. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 99% of our company-operated stores in North America generated positive four-wall EBITDA. For our stores located in lower-graded malls, the average remaining lease term was approximately 17 months as of April 30, 2022, which provides the opportunity for us to continue to evolve our retail footprint.

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Our European locations are comprised primarily of mall and high street locations, with malls containing some of our top-performing stores. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 93% of our company-operated stores in Europe generated positive four-wall EBITDA, and we closed a number of unprofitable stores in Europe during 2020, 2021 and the first quarter of fiscal year 2022. A primary focus of our strategy is to improve the performance of European stores on a four-wall EBITDA basis by optimizing our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores.

The following graphics summarize our number of company-operated stores by state, territory or country in our North America and Europe segments as of April 30, 2022.

North America:

Europe:

We also operate in over 13,000 concessions globally across approximately 30 retail partners. Further, expansion in the concessions business represents an attractive growth opportunity with low upfront investment.

We also have numerous avenues outside of our physical retail presence that extend our offering to meet our customers where they are, including our Claire’s® and Icing® websites, our Claire’s® app, our presence on third-party marketplaces including Amazon.com and our subscription program, which we launched in September 2021. We believe there is opportunity to grow our digital sales and subscription program by offering convenience, engaging content and a curated selection of merchandise.

Vertical integration resulting in differentiated merchandizing strategy and unique product assortment

Both our design team and sourcing team are vertically integrated. Our design team conceptualizes the vast majority of our merchandise, and over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Our sourcing team is responsible for generating and maintaining vendor relationships. We have solid, long-standing relationships with our over 200 vendors, some continuing for over 30 years, resulting in strong collaboration and competitive bidding across our vendor base. We believe that our vertically-integrated design and sourcing model allows us to respond quickly and nimbly to new trends and yields low cost sourcing that results in strong margins for our Claire’s® and Icing® products.

Differentiated financial profile with strong operating margins and many visible growth opportunities

Our differentiated business model combines significant top line growth opportunity with operating margin expansion and operating cash flow generation. Our brand, service-led offering and flexible real estate strategy allow us to continuously expand the market we serve and attract new consumers. We believe our scale, vertical integration and operational excellence allow us to offer consumers a unique and affordable product assortment and popular services while maintaining high operating income margins. Due to our strong operating margins, the relatively low capital investments required to open our stores and concessions and our low run-rate maintenance capital expenditure costs, we are able to generate strong operating cash flow and strong conversion of Adjusted EBITDA to operating cash flow. We believe the combination of our financial profile and strong balance sheet creates significant flexibility for us to capitalize on numerous visible growth opportunities.

Experienced and talented management team

Our senior management team has extensive retail experience and complementary expertise across a broad range of disciplines including merchandising, supply chain, real estate, e-commerce and finance. In total, our senior management team consists of nine members with over 225 years of collective experience in the retail sector. Ryan Vero, who joined as Chief Executive Officer in July of 2019, brings with him a strong track record of propelling retail growth through innovation.

Our Market Opportunity

While we serve customers across multiple generations, we consider the Generation Z audience, which encompasses individuals from 5 to 24 years of age in 2021, to be our core and most important demographic focus. The Generation Z consumer segment is over 2.5 billion strong globally. Relative to older generations, a high proportion of Generation Z spending is discretionary in nature given that much of Generation Z’s essential spending needs are paid by parents or other family members.

We believe there is a significant opportunity to not only grow product sales to our target consumers, but also to continue to enhance long-term brand equity and engagement, creating another generation of loyal and enthusiastic Claire’s® consumers. Our vision is to remain an influencer and creator of youth and fashion culture and a leader in the fashion jewelry and accessories market.

Our Growth Strategies

We believe we have significant opportunities to drive long-term growth in revenue and earnings by further leveraging our brand and dynamic operating platform to expand our physical footprint, attract new consumers and increase our share of wallet with our core demographic while enhancing our digital presence and consumers’ experience. We plan to execute on the following strategies:

Expand our multichannel presence to meet our customers where they are

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Continue to grow and evolve our store footprint.    Our service-led global retail network serves as an attractive consumer acquisition vehicle and the foundation for our multichannel presence and experiential model. Our flexible business model allows us to operate various formats that generate positive store-level four-wall EBITDA, including standalone stores and store-in-store locations. With the exception of the period during the COVID-19 pandemic, we have consistently generated positive store-level four-wall EBITDA across our existing store footprint. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores generated positive four-wall EBITDA, and we closed some of our least productive locations during 2020, 2021 and in the first quarter of fiscal year 2022. We set certain targets when we evaluate new store locations. Our mall-based stores are expected to generate $600,000 to $900,000 in sales per year, require approximately $0.2 million of capital and inventory investment and typically have a 15-month payback period. Our off-mall stores are expected to generate $375,000 to $900,000 in sales per year, require approximately $0.2 million of capital and inventory investment and typically have a 14-month payback period. Our store-in-store locations are expected to generate $250,000 to $400,000 in sales per year, require approximately $0.1 million of capital and inventory investment and typically have a 14-month payback period. Although we set these targets for new store openings, such targets may not be reached or obtained.

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Approximately 40% of our stores in North America were located outside of shopping malls as of April 30, 2022, up from approximately 20% at the end of fiscal year 2019. We have identified over 500 potential new standalone Claire’s® store locations in strip, power, outlet and lifestyle centers and select top-tier mall locations where we are currently not present. In fiscal year 2022, we expect to open 140 to 170 net-new store locations (the number of expected new store locations, less the number of expected closures of store locations), of which the majority will be located in non-mall locations. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 25 months in North America.

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In Europe, we expect to improve the performance on a four-wall EBITDA basis of our existing stores as well as open new locations in select markets. We plan to continue to optimize our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores. We expect to open 40 to 50 net-new standalone store locations (the number of expected new store locations, less the number of expected closures of store locations) in fiscal year 2022. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 26 months in Europe.

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Over the next several years, we anticipate annually opening approximately 90 to 110 net-new standalone stores (new stores less closing stores) globally, most of which will be located in non-mall locations. We further expect to continue optimizing our real estate portfolio, through strategic relocations, to reduce exposure to lower quality and lower grade mall locations.

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Grow concessions.    We currently operate in over 13,000 concessions across approximately 30 retail partners in North America and Europe. During the first quarter of fiscal year 2022, our average weekly sales were between $50 and $250 at our small-format concessions locations, between $250 and $650 at our medium-format concessions locations, and between $650 and $3,000 at our large-format concessions locations. We believe we have a significant opportunity to grow and deepen these existing partnerships as well as launch concession offerings with new retail partners. We maintain inventory ownership and only incur minimal fixed operating costs with limited upfront investment for our concessions, which results in a lucrative revenue stream and earnings profile. We currently operate successful concession partnerships in a variety of retail segments across North America and Europe. We focus on partnering with large chains where we can scale quickly. We have an existing presence in approximately 30 retailers globally, including Walmart, CVS and Matalan. We believe there are meaningful identified opportunities for our concessions, which we are only in the early stages of addressing, including through continued expansion into new retail partner stores and through the rollout of additional stores with existing partners. We focus on top retailers across a variety of retail segments, including mass, grocery, apparel, department and specialty stores in the United States and Europe. Given the impulse nature of purchases for many of our categories and unique shopping experience, we have not experienced any meaningful cannibalization in our Claire’s® and Icing® banner stores as we have grown our concessions partnerships. We also believe we have numerous incremental opportunities with our retail partners, including expansion of our product offerings and offering ear piercing services in some partners’ stores.

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Expand geographically. We believe there is an opportunity to expand our business in new geographies in the future, including expanding our presence in Central and South America and entering Mexico and the Asia-Pacific region, each of which we believe is an untapped market for the Claire’s® brand.

Acquire new consumers and increase our share of the customer’s wallet

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Enhance and grow our piercing services.    We believe we are the world’s largest ear piercing services provider as well as the market share leader in retail piercing services in North America. We have an opportunity to further leverage our piercing experience and reputation for piercing safety to grow our market share and our revenue per piercing by enhancing the consumer piercing experience, including by increasing the product mix of premium offerings. We are investing in capabilities that will allow us to elevate consumers’ pre-appointment, in-store and aftercare piercing experience, including online scheduling and registration, virtual earring try-on and digital aftercare notifications. We are also planning to expand our nose piercing services, which we currently only offer in certain stores in the United States, Canada, United Kingdom, Ireland, France, Germany, Portugal, Poland, Hungary and Switzerland. In addition, we see an opportunity to continue to expand our products to include a higher percentage of premium items in a majority of our stores, including gold and diamond options.

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Localize our merchandise.    We are continuously elevating our merchandise to deliver a differentiated selection of proprietary and exclusive products that are highly relevant to our customers. This includes varying our product inventory and assortment across our store base to reflect the unique characteristics of our local markets. We believe this is especially important across our footprint in Europe, which spans several distinct markets. We have invested in a new merchandizing system we are implementing to enable us to further leverage our global consumer insights to customize our offering to local preferences at scale, further enhancing store performance and reducing markdowns.

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Increase consumer lifetime value by expanding our loyalty program.    We believe there is an opportunity to capture a larger share of the spend by and for our core demographic by offering a focused and compelling loyalty program. We launched our loyalty program in the United States in November 2020 and in the United Kingdom and Ireland in September 2021, and are in the process of expanding the program to additional countries. Our loyalty program rewards our customers with cash back and exclusive discounts while allowing us to leverage consumer data analytics from the program to employ more personalized consumer messaging and marketing to drive a higher share of our customer’s wallet. As of April 30, 2022, we had over 11.7 million loyalty members, and sales to Claire’s® Rewards members represented over 40% of our total Retail sales (including e-commerce) in the United States, the United Kingdom, and Ireland since the Claire’s® Rewards loyalty program was launched.

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Enhance our digital presence. Our goal is to become the most engaging customer-centric digital destination for discovery, inspiration and purchase of fashion jewelry and accessories. We use our online presence to highlight current trends, provide purchase recommendations as well as interact and transact with our consumers. Since 2018, we have invested over $15 million in enhancing our digital capabilities, resulting in meaningful increases in traffic to Claires.com and Icing.com and improved conversion rates. We believe we have an opportunity to grow our digital business by making the online shopping experience easier, with improvements in website navigation, product pages and checkout experience, as well as by leveraging our expanded Buy Online, Pick-Up in Store (“BOPIS”) capabilities. We also have the opportunity to expand our digital footprint to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market as well as to capture additional sales through Amazon’s marketplace and similar opportunities globally. We also launched a subscription service in the United States in September 2021 to offer customers access to the latest trends and products from Claire’s®. We believe growth in subscription represents a sizable opportunity.

Our Merchandise

We offer a curated, on-trend selection of products across a broad range of jewelry and accessory categories in an environment that inspires self-expression, encouraging our customer to convey their personality, creativity and individuality. Our merchandise assortment consists primarily of Claire’s® or Icing® brand products, with licensed products in select categories. Over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. We offer consumers a strong value proposition, with accessibly priced products merchandised to encourage a “treasure hunt” experience in our stores; and during the first quarter of fiscal year 2022, the company-wide average unit retail price was approximately $8.50. Our merchandising strategy also leverages our status as an ear piercing destination.

Our merchandise primarily falls into the following categories:

•	Jewelry: includes earrings; necklaces; bracelets; body jewelry; rings; and merchandise associated with our piercing services (such as after-care cleansers and piercing earrings); and

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Accessories:    includes hair goods; beauty products; room decor; personal, fashion and seasonal accessories, including tech accessories (such as phone cases), jewelry holders, stationery, toys, key rings, attitude glasses, headwear, legwear, armwear and sunglasses; and handbags.

As of April 30, 2022, each Claire’s® store offered approximately 8,900 SKUs and each Icing® store offered approximately 5,400 SKUs.

Piercing Services

We have been piercing ears in our stores for over 40 years. Our specially-trained staff pierce millions of customers’ ears annually, and we believe we are the world’s largest ear piercing service provider and the market share retail leader in North America. As of April 30, 2022, we offered ear piercing in all of our stores in North America and in over 98% of stores in Europe. We also offer nose piercing in select markets in North America and Europe. Our piercing service drives significant traffic to our stores and functions as an attractive customer acquisition vehicle; since its launch in the United States market, over 55% of all piercing customers have also joined our Claire’s® Rewards loyalty program.

Our ear piercing services are currently complimentary with the purchase of a starter kit priced from approximately $20 to $230. The starter kit includes specialized hypo-allergenic piercing earrings that are part of a sealed, pre-sterilized cartridge that is placed directly into the piercing instrument (without the piercing earrings ever being touched by the store associate) and after care solution. Our ear piercing services are currently offered on a walk-in basis or through in-store scheduling, and we are investing in capabilities that will allow us to offer online piercing appointment scheduling and registration, virtual earring try-on and digital aftercare notifications. We currently provide traditional earlobe piercing and dual earlobe piercing, and we also offer ear cartilage piercing in many markets. We have learned through internal studies and research that a segment of our customers desires additional piercing services. To that end, we currently offer nose piercing services in select stores in the United States, Canada, United Kingdom, Ireland, France, Germany, Portugal, Poland, Hungary, and Switzerland, and we plan to expand this service at more of our locations globally.

All of our store associates are trained in local piercing policy, practice and procedures in order to provide clean, hygienic, safe and compliant piercing services. Each associate must complete “practical sign off,” which means they must demonstrate excellent piercing technique prior to our piercing trainer validating the associate’s certification. In addition to the initial training, all piercing specialists must undergo refresher training on an annual basis. For information regarding risks related to our ear piercing services, see “Risk Factors—Risks related to laws, regulations and industry standards —Our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services.”

Stores

Store design and environment

The in-store shopping experience is integral to the Claire’s® and Icing® brands. We design the layout of our stores to foster a “treasure hunt” experience that encourages exploration and discovery. We are constantly refreshing our store merchandise to ensure there is a feeling of newness each time a customer visits. Our store layout is also structured to showcase our piercing services. We strive to maintain a consistent look and feel across all of our owned and franchised stores through a disciplined plan-o-gram process that coordinates floor plan changes 8 to 10 times per year.

Each of our stores is typically led by a manager and an assistant manager. In addition, each store has one or more part-time employees, depending on store volume. We believe that our store design and in-store teams together foster a welcoming environment where customers feel invited to express their personalities, creativity and individuality.

Company-operated stores

As of April 30, 2022, we operated 1,574 Claire’s® and 187 Icing® stores in North America and 871 Claire’s® stores in Europe. Our stores are located in shopping malls, strip centers, outlets, lifestyle centers, in high street locations and as store-in-stores in partner retailers. We enter into agreements with our partner retailers pursuant to which we operate our store-in-store locations within the partner retailers’ stores. As consideration for operating store-in-store locations, we typically pay our partner retailers a percentage of our gross sales from the store-in-store locations. Our agreements generally have a term of five years, with the option for renewal, and generally include an option for either party to terminate the lease agreement upon certain specified events of default.

Of the approximately 900 malls in North America that have Claire’s® or Icing® stores and that are rated by Green Street Advisors, approximately 75% were located in malls with grades A or grades B as of April 30, 2022. The remainder of our North American stores are located in strip centers, outlets, lifestyle centers and partner retailers. Our Claire’s® stores in North America averaged approximately 1,250 square feet as of April 30, 2022. Our North America store footprint also included 335 Claire’s® store-in-stores that we operate within our retail partners’ retail locations. Our store-in-store locations feature a layout, product offerings and piercing services similar to other retail stores but with a smaller footprint (averaging approximately 825 square feet as of April 30, 2022). In Europe, our stores are comprised primarily of mall (637 stores) and high street (185 stores) locations. Our remaining stores in Europe were positioned in outlet centers, retail parks, train stations and airports. Our stores in Europe averaged approximately 650 square feet as of April 30, 2022.

Our real estate strategy is driven by a strong focus on engaging our core customer wherever they may be shopping. As a result, our goal is to maintain a diverse and flexible footprint that can adapt to changing consumer trends as they occur. This allows us to adapt to changing consumer activity. As a result of this strategy, over the last four fiscal years we have altered our real estate footprint in North America from being approximately 80% mall-based to approximately 60% mall-based, and we expect to continue to diversify our real estate portfolio over the next several years. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 25 months in North America and approximately 26 months in Europe.

We also intend to increase the density of our store fleet in certain geographies, which will allow for further economies of scale from market concentration. We target a store model that generates positive store-level four-wall EBITDA across a wide variety of urban and suburban areas as well as numerous real estate venues, including malls, power centers, lifestyle centers, outlets and store-in-store locations. We evaluate potential store sites based on criteria that include relevant population demographics and density, space requirements, positioning within a center and rent and other lease terms. Our real estate team spends considerable time evaluating prospective locations before bringing specific proposals to our real estate committee (which includes several of our executive officers), which approves all locations before a lease is signed.

We believe there is significant opportunity to expand our store base in North America and Europe. Our target is to open between 180 and 220 net-new store locations (the number of expected new store locations, less the number of expected closures of store locations) globally in fiscal year 2022. We have built and maintain a pipeline of real estate site opportunities that we believe will continue to facilitate growth in North America and Europe.

The following table summarizes our company-operated stores as of April 30, 2022 and as of the fiscal years ended January 29, 2022, January 30, 2021 and February 1, 2020:

	As of
	April 30, 2022	January 29, 2022	January 30, 2021	February 1, 2020
Company-operated Claire’s® stores, North America(1)	1,574	1,489	1,390	1,312
Company-operated Claire’s® stores, Europe(1)	871	878	905	937
Company-operated Icing® stores(1)	187	189	195	198

(1)

As of January 30, 2021, 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of April 30, 2022, January 29, 2022 and February 1, 2020.

Opening stores within existing markets enables us to benefit from established brand awareness and to achieve operating efficiencies. Our store growth is supported by our new store economics, which we believe to be compelling. Our new standalone and store-in-store locations are expected to have a 12 to 18 month payback period with standalone stores requiring approximately $0.2 million of capital and inventory investment and store-in-store locations requiring approximately $0.1 million of capital and inventory investment, including our store build-out (net of tenant allowances), inventory (net of payables) and cash pre-opening expenses.

Franchise-operated stores

In addition to our company-operated stores, we have a presence in approximately 23 countries through a network of franchise partners that operated 289 Claire’s® stores as of April 30, 2022. These stores are primarily located in the Middle East and South Africa, with smaller presences in Latin America and Europe. Franchised stores carry a similar assortment and brand experience as our company-operated stores, with some localized changes that reflect the fashion and consumer experience preferences of those countries.

Our franchising and licensing agreements are with unaffiliated third parties who are familiar with the local retail environment and have sufficient retail experience to run the day-to-day operations of stores (including by having full discretion to set store hours and promotional and pricing strategies) in accordance with our business model. Typically, franchise agreements range between five to ten years, provide the option for renewals, and are terminable by either party for cause. We account for the merchandise we sell to third parties under our franchising and licensing agreements as net sales and cost of sales. We also charge franchise fees, which may include fees equal to a percentage of merchandise sales by the third party, under our franchising agreements; we account for these fees as “Other income, net.”

Concessions

We partner with prominent retailers to offer our merchandise for sale within the partners’ retail locations. Most of our concession locations are not located within traditional shopping malls. By partnering with these retailers, we have access to sales channels that enable us to diversify our retail footprint and drive Claire’s® brand awareness to new consumer groups. Our retail partnerships span mass, grocery, drug, toy, apparel, department store and specialty retail channels and focus on large chains where we can scale quickly; our current retail partners include Walmart, CVS and Matalan.

Our concessions partners are provided with a full service category management model that leverages the strength of the Claire’s® brand and our unique merchandise assortment with the added value of consigned inventory. Our concession partner locations are primarily serviced by dedicated Claire’s® concession merchandising teams across all markets, and in some cases Claire’s® also utilizes third party and Claire’s® retail store team members. Our agreements with our concessions partners typically provide for our Claire’s®-branded merchandise to be delivered to the concession partner’s stores by us, and displayed in designated areas within the concession partner’s stores. In consideration for selling our merchandise at their stores, our concessions partners retain a portion of the net sales of our merchandise as a commission and pay us the balance. Our agreements either have a term of one year (in the case of our typical agreements with our U.S. concessions partners) or an unlimited term unless the agreement has been terminated upon three months’ written notice (in the case of our typical agreements with our European concessions partners). Our agreements are generally terminable by either party upon certain specified events of default or other events. As of April 30, 2022, we operated in over 13,000 concessions globally across approximately 30 retail partners.

Design, Sourcing and Distribution

Design

Over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Many of our designs are conceptualized in-house by our design and trend team. Our trend team is constantly monitoring trends and supplying timely information to our design and buying teams to develop a wide range of products that allows us to capitalize on a spectrum of trends, ideas and merchandise concepts. The remainder of our merchandise consists primarily of various licensed products.

Sourcing

We purchase merchandise from a network of over 200 vendors that turn our designs or specifications into a finished product, with the merchandise primarily produced in Asia. We have longstanding relationships with many of our vendors that in some cases exceed 30 years. Our supply network is well diversified, with no single vendor accounting for more than 20% of our purchases in fiscal year 2021. We believe we are a material part of most of our merchandise suppliers’ business.

Our vertically integrated merchandising and global sourcing team is responsible for originating and managing our vendor relationships. Our Asian sourcing team is located in Hong Kong and has been in operation for over two decades. We believe that the combination of our vertically integrated design and sourcing model and our local vendor relationships allows us to respond quickly and nimbly to trends and yields low-cost sourcing that results in strong margins for our products.

Distribution

We operate from three distribution centers. Our two primary distribution centers are a 370,527-square foot distribution center in Hoffman Estates, Illinois, a suburb of Chicago, and a 45,450 square foot distribution center in Birmingham, United Kingdom. We operate our Hoffman Estates distribution center that supplies our Claire’s® and Icing® company-operated stores and Claire’s® concessions in North America and fulfills orders for our North American websites. Our Birmingham, United Kingdom distribution center is operated by a third party and services our Claire’s® company-operated stores and concessions in Europe as well as our franchised Claire’s® stores in Europe and fulfills orders for our European website. We are in the preliminary stages of evaluating the possibility of opening an additional distribution center in Europe. Both our U.S. and UK distribution centers ship merchandise by third party carrier to our individual store locations. To keep our assortment fresh and exciting, we typically ship merchandise to our stores three to five times per week. We also utilize an 11,500 square foot distribution center in Hong Kong that is operated by a third party to supply our franchised stores primarily based in the Middle East and South Africa.

Quality Assurance

We source a substantial majority of our products through vendors that are principally coordinated by our Hong Kong sourcing office. These vendors in turn rely on a number of production facilities, primarily in China. Before placing any orders with a production facility, we conduct an audit that has three components: social and environmental; business accountability; and technical. The social and environmental and business accountability audits are conducted on a pass/fail basis. If a production facility fails any such audit, we will not place any orders until the production facility has passed a re-audit. Production facilities are generally re-audited every one-to-three years, depending on performance on the previous audit.

In addition, before we order a product for the first time (even from an existing vendor), the product must pass a compliance test by a Consumer Product Safety Commission (CPSC)-approved lab. Upon receipt of goods at our U.S. and UK distribution centers, we test products for compliance with applicable regulations on heavy metals and other legal requirements.

Marketing and E-commerce

We rely on an omni-channel approach to marketing and advertising. Our investments in marketing, our loyalty program, and our new consumer-facing technologies are focused on acquiring new customers, developing stronger relationships with our existing customers, and extending our customers’ connections with our brands. Given our focus as a shopping destination, we invest in locating our stores (including store-in-store locations) and concessions in prominent, high-traffic locations. Our stores and concessions feature colorful displays showcasing our fun merchandise, latest trends and key items, adding to the fun and playful atmosphere of the store. Our brands are also featured on the packaging for most of our products. We believe that our customer develops an affinity for the Claire’s® brand through their interactions with our associates, stores and digital platforms, through their piercing experience and through our marketing campaigns. In November 2020, we launched our Claire’s® Rewards program in the United States to drive customer traffic, sales and brand loyalty, and we are in the process of expanding the loyalty program to additional countries. Customers can enroll in the program in-store, online or via our app. Members earn points for every dollar spent and can also unlock a $5 reward after every $100 of spend in-store or online. Members receive free shipping twice annually and personalized promotions, and are eligible for exclusive events. As of April 30, 2022, we counted over 11.7 million rewards members. During fiscal year 2021 and the first quarter of fiscal year 2022, over 50% of our U.S. Retail sales were made to customers who are members of Claire’s® Rewards. The Claire’s® Rewards program gives us greater insight into our customers and allows us to employ more personalized consumer messaging and marketing. We communicate with members of our Claire’s® Rewards program via SMS messaging, email and direct mail.

In September 2021, we launched our subscription program in the United States, offering curated boxes of jewelry and accessories to our subscription members. Our subscription program provides customers with access to the latest trends from Claire’s®, in some cases before they are available in stores or online, and offers several different subscription boxes that will appeal to various consumer segments distributed multiple times per year.

We use our Claire’s® and Icing® websites for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and further connecting with our customers, including educating them on recent trends, current offerings and our ear piercing process and options. We are continuing to invest in our digital offerings to improve the customer experience and provide seamless and consistent brand interactions across every channel. We are enhancing our Buy Online, Pick-Up in Store (“BOPIS”) capability. We rolled out this capability in the United States in early 2021, the United Kingdom in November 2021 and France and Ireland in February 2022. We anticipate further pilot programs in other countries in the future.

Our digital media, social media, email and texting campaigns are complementary to the in-store experience. We leverage our social media presence by posting engaging and fun content focused on key trend items, “behind-the-scenes” snippets and user-generated images. As of April 30, 2022, we had over 3.7 million followers across our social media channels (including Facebook, Instagram, Pinterest, TikTok, Twitter and YouTube), and our mobile app, which is currently available in the United States and United Kingdom, had been downloaded approximately 1.5 million times.

Competition

We compete with international, national and local department stores, specialty and discount store chains, mass merchants, independent retail stores, e-commerce services, direct marketing to consumers and catalog businesses that market similar lines of merchandise. We have strong brand recognition among our core demographic, with our products being regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We are also known as the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Our highly trained associates and over 40 years of piercing experience have made us a destination worldwide for ear piercing.

We believe that we compare favorably relative to many of our competitors based on our brand recognition, piercing services, merchandise assortment, compelling value, store and concession locations, e-commerce capabilities, speed to market and the shopping experience. Nonetheless, certain of our competitors have greater financial, distribution, marketing, e-commerce and other resources than we do.

Seasonality

Our quarterly business performance has historically exhibited less volatile quarterly sales activity compared to other jewelry, accessories and apparel retailers, with each quarter representing approximately 20% to 30% of revenue during a typical fiscal year. However, we experience peak selling periods during or around certain holidays and key retail shopping periods such as the year-end holiday season, back-to-school periods, Easter, spring break, Halloween, St. Patrick’s Day and the Fourth of July. In addition, our sales of each product category can vary from period to period depending on current trends.

Principal Properties

Our principal executive offices, headquarters and North American distribution centers are presently located in Hoffman Estates, Illinois, consisting of approximately 530,000 square feet under a lease that expires in 2030. We also have an office and distribution center in Birmingham, United Kingdom, consisting of approximately 70,000 square feet under a lease that expires in 2024, and an office in Hong Kong, consisting of approximately 8,500 square feet under a lease that expires in 2023.

We lease all of our store (including store-in-store) locations. We generally operate our stores under lease commitments that are between two and five years in North American and between five and ten years in Europe. As of April 30, 2022, our average remaining lease commitment on our existing real estate portfolio was approximately 25 months in North America and approximately 26 months in Europe.

Intellectual Property

Our Claire’s® and Icing® trademarks, which constitute our primary intellectual property, have been registered in the U.S. Patent and Trademark Office and with the registries of certain other foreign jurisdictions, including in the jurisdictions where our products are manufactured and/or sold. In particular, our trademark portfolio consists of over 300 trademark registrations and applications in the United States and other jurisdictions around the world, including for Claire’s® and Icing® in the United States, the United Kingdom, the European Union, China and multiple other countries. We intend to maintain our trademarks and related registrations and protect our intellectual property assets against counterfeiting, infringement, misappropriation, dilution or other violations. However, we may be unable to register or otherwise protect our trademarks in all jurisdictions or in all classes relevant to us. There can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent the imitation of our products or brands by others, or to prevent others from seeking to block our use or registration of our trademarks as a violation of the trademarks and other intellectual property rights of others.

Due to the broad consumer recognition of the Claire’s® brand in North America and Europe and the Icing® brand in North America, we face a risk of counterfeiting by third parties. We monitor and enforce our intellectual property and proprietary rights against counterfeiting, infringement, misappropriation, dilution and other violations by third parties where and to the extent we deem feasible and appropriate. However, the actions we take to protect our intellectual property rights may not be adequate to prevent third parties from counterfeiting or copying our products or infringing, misappropriating, diluting or otherwise violating our trademarks or other intellectual property rights, and the laws of foreign jurisdictions may not protect intellectual property rights to the same extent as do the laws of the U.S. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks related to information technology, data security and intellectual property.”

Employees and Human Capital Resources

Our success depends on our ability to attract, retain and motivate highly qualified personnel. As of April 30, 2022, we had approximately 14,600 employees, of which approximately 5,400 employees were full time. Our employees are based in a variety of locations, with our corporate employees based primarily at our offices located at Hoffman Estates, Illinois; Pembroke Pines, Florida; Birmingham, United Kingdom; and Hong Kong. The majority of our employees are sales associates and store managers, located across the geographic footprint of our businesses. As of April 30, 2022, approximately 8% of our employees were represented by works councils with whom we regularly consult and approximately 15% were party to a collective bargaining agreement, and all of these representations and agreements reside within our European workforce. We have not experienced any work stoppages and we consider our relationship with our employees to be good. However, we, like other members of the retail and hospitality industries, have been challenged by higher than average turnover during fiscal year 2021 and the first quarter of fiscal year 2022 than in prior years.

We strive to foster an innovative culture as we further build our business and expand our products and services, and we view our human capital-related initiatives as an ongoing priority. Such initiatives include: the launch of a global human capital system, targeted to be operational in the latter half of fiscal year 2022; investment in workplace culture enhancements such as global employee resources groups and company-wide Diversity, Equity and Inclusion events and objectives; the creation of development and training programs and resources aligned to the forward-looking needs of both employees and the organization; and specific investments in key talent additions to upskill areas of strategic importance.

Government Regulation

We are subject to laws and regulations affecting our business, including product safety (as further described below); trade, transportation and customs (as further described below); anti-bribery and anti-corruption (such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010); privacy and data security (such as the EU General Data Protection Act, the California Consumer Privacy Act and the California Privacy Rights Act); advertising and consumer protection (such as the Federal Trade Commission Act and the U.S. Telephone Consumer Protection Act of 1991); accessibility; health care, employment and labor laws; and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and e-commerce sites.

We are committed to providing products to our consumers that are safe as well as fun and fashionable. Our product safety program is designed to offer products that comply with all applicable laws and regulations, including the U.S. Consumer Product Safety Improvement Act of 2008 (“CPSIA”), the U.S. Federal Food Drug and Cosmetic Act, the U.S. Federal Hazardous Substance Act, the U.S. Flammable Fabrics Act, the UK’s and the EU’s Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) regulation and the Canada Consumer Product Safety Act (“CCPSA”).

We source substantially all of our products through a network of vendors primarily in Asia. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. In addition, each of the countries in which our products are sold has laws and regulations covering imports and exports. The United States and other countries in which our products are sold may impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions, or adjust presently prevailing duty or tariff rates or levels. We therefore monitor import restrictions and developments and seek to minimize our potential exposure to import related risks, including, to the extent practicable, through shifts of production among countries.

Legal Proceedings

We are and from time to time we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us and either individually or taken together, would be expected to have a material adverse effect on our business, financial condition or results of operations in excess of our litigation reserves. Regardless of the outcome, litigation has the potential to have a material adverse impact on us because of defense and settlement costs, diversion of management resources, damage to our brands and other factors. See “Risk factors—Risks related to our business and industry—Litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands.”

MANAGEMENT

Executive Officers and Directors

The following table presents the names of the current executive officers and directors.

Name	Age	Position
Executive Officers
Ryan Vero	52	Chief Executive Officer and Director
Colleen Collins	58	Executive Vice President, Stores
Richard Flint	52	Executive Vice President, President of Europe
Jordana Kammerud	45	Executive Vice President, Chief Human Resources Officer
Brendan McKeough	55	Executive Vice President, General Counsel and Secretary
Beth Moeri(1)	55	Executive Vice President, Chief Merchandising Officer
Kristin Patrick	52	Executive Vice President, Chief Marketing Officer
Michael Schwindle	55	Executive Vice President, Chief Financial Officer
Directors
Laurie Ann Goldman	59	Director and Chair of the Board of Directors
Samantha Algaze	34	Director
Carmen Bauza	60	Director
Paul Best	44	Director
DeAnn Brunts	60	Director
Patrick Fallon	33	Director
Theophlius Killion	71	Director
Samantha Lomow	48	Director
Arthur Rubinfeld	68	Director

(1)	Resigned effective September 2, 2022.

Executive officers

Ryan Vero

Mr. Vero has served as Chief Executive Officer and Director of the Company since July 2019. Prior to this, from 2016 to 2019, Mr. Vero served as President, Retail at Party City Holdings. From 2014 to 2016, he served as President, Grocery and Drugstore at Sears Holdings Corporation. Mr. Vero served as Executive Vice President, Chief Merchandising and Marketing Officer at OfficeMax from 2005 to 2011. Mr. Vero holds a BS and BBA in Finance from St. Bonaventure University and an MBA from the Weatherhead School of Management at Case Western Reserve University. We believe Mr. Vero’s extensive experience in the consumer goods and retail space, leadership and management expertise make him a valuable member of our board of directors.

Colleen Collins

Ms. Collins joined the Company in 1987, and currently serves as Executive Vice President, Stores, a position she has held since October 2017. Prior to this, from 2015 to 2017, she served as Global Senior Vice President, Stores of the Company, and from 2005 to 2015, she served as Senior Vice President of North America Stores of the Company.

Richard Flint

Mr. Flint has served as President, Europe of the Company since August 2021. Prior to this, he was at HEMA BV, serving as Chief Operating Officer and an Executive Board member from 2016 to

2021. Prior to HEMA BV, he was at Nike, serving as Vice President - Direct to Consumer from 2010 to 2016. Mr. Flint previously held positions at Marks & Spencer. Mr. Flint received a BA in English and Philosophy from the University of Manchester and has completed further leadership executive courses at INSEAD and Duke University.

Jordana Kammerud

Ms. Kammerud has served as Executive Vice President, Chief Human Resources Officer of the Company since February 2020. Prior to this, she was at Core-Mark, serving as Chief Human Resources Officer, Senior Vice President from 2017 to 2020. Prior to Core-Mark, she was at SC Johnson from 2010 to 2017, lastly serving as Vice President, Human Resources, Global Commercial Division from 2014 to 2017. Ms. Kammerud received a BS in Sociology from the University of Wisconsin-La Crosse and an MS in Industrial Relations from the University of Wisconsin-Madison.

Brendan McKeough

Mr. McKeough has served as Executive Vice President, General Counsel and Secretary of the Company since January 2020. Prior to this, he was at Essendant Inc., serving as Senior Vice President, General Counsel, Secretary and Chief Compliance Officer from 2017 to 2019, Deputy General Counsel and Assistant Secretary from 2013 to 2017 and Assistant General Counsel from 2003 to 2013. He previously held positions at Sears and in private practice. He received his BA in History from the University of Illinois Urbana-Champaign and JD from the University of California, Los Angeles.

Beth Moeri

Ms. Moeri rejoined the Company as Executive Vice President, Chief Merchandising Officer in June 2020, after previously serving as Vice President and Divisional Merchandise Manager of Fashion, Jewelry and Accessories from 1997 to 2007. Ms. Moeri previously served as Executive Vice President, Portfolio Brands at Fossil Group from 2018 to 2020. From 2012 to 2018, she was Chief Merchandising Officer at Pandora Jewelry and from 2007 to 2011, she was Vice President, General Merchandise Manager at Yankee Candle. Ms. Moeri serves as a director for Jewelers for Children. Ms. Moeri holds a BS in Human Environmental Science from the University of Missouri—Columbia.

Kristin Patrick

Ms. Patrick has served as Executive Vice President, Chief Marketing Officer of the Company since March 2021. Prior to this, Ms. Patrick served as the interim Chief Marketing Officer of Torrid from 2019 to 2021. Prior to Torrid, she was at PepsiCo, serving as Global Chief Marketing Officer from 2015 to 2019 and the first ever Global Chief Marketing Officer, Pepsi Brand from 2013 to 2015. She previously held positions at Playboy Enterprises, William Morris Endeavor, GAP, Liz Claiborne, NBC Universal, Calvin Klein, The Walt Disney Company and Revlon. Ms. Patrick holds a BA in Business from Emerson College.

Michael Schwindle

Mr. Schwindle has served as Executive Vice President, Chief Financial Officer of the Company since March 2020. Prior to this, he served as Executive Vice President, Chief Financial Officer for Fleet Farm from 2018 to 2020, where he led the Finance, Human Resources and Information Technology departments. From 2015 to 2017, Mr. Schwindle served as Chief Financial Officer at Payless ShoeSource, from 2011 to 2015, as Chief Financial Officer at Harry & David and from 2008 to 2011, as Chief Financial Officer at Musicians Friend. Mr. Schwindle also previously held leadership positions at Home Depot and began his career at Deloitte & Touche. Mr. Schwindle holds a BA in Accounting and an MBA from Wright State University.

Directors (who are not executive officers)

Laurie Ann Goldman

Ms. Goldman has served as Chair of the board of directors of the Company since January 2022. Ms. Goldman served on the board of Avon North America starting in 2018 and then became CEO in January 2019 until Avon was sold to a Korean conglomerate. Prior to Avon, she served as CEO of Spanx, Inc. from 2002 to 2014, growing the company from a startup into a global brand. Before Spanx, she spent a decade at The Coca-Cola Company. Ms. Goldman serves as an independent director of Terminix Global Holdings, Inc. (Chair of Governance) and European Wax Center Inc. as well as other private equity backed boards, including Invited (f.k.a. ClubCorp), Joe & The Juice, Newlight Technologies, 101 Studios and Adore Me. She previously served on the board of GUESS?, Inc. and Francesca’s. She holds a BS from the Moody College of Communications at the University of Texas at Austin. We believe Ms. Goldman’s extensive leadership, marketing and operational experience make her a valuable member and Chair of our board of directors.

Samantha Algaze

Ms. Algaze has served on the board of directors of the Company since October 2018, serving as Chairman from October 2018 to January 2022. Ms. Algaze has been at Elliott Investment Management L.P. since 2013. She has served as a Portfolio Manager since 2020 and served as an Associate Portfolio Manager from 2017 to 2019 and an Analyst from 2013 to 2016. Prior to Elliott, from 2012 to 2013, she was an Associate at H.I.G. Capital in the Private Equity division and, from 2010 to 2012, an Investment Banking Analyst at Deutsche Bank. She also serves as a Director at Peabody Energy Corporation and at Automotores Gildemeister. Ms. Algaze holds a BS in Economics from the University of Pennsylvania, Wharton School of Business. We believe Ms. Algaze’s extensive experience in the investment space and operational expertise make her a valuable member of our board of directors.

Carmen Bauza

Ms. Bauza has served on the board of directors of the Company since October 2018. From 2019 to 2021, Ms. Bauza served as Chief Merchandising Officer at Fanatics. Prior to this, she was Chief Merchandising Officer at HSN from 2016 to 2017 and Senior Vice President, General Merchandise Manager Consumables, Health and Wellness at Walmart from 2007 to 2016. She has previously held roles at Bath & Body Works, Five Below and The Walt Disney Company. Ms. Bauza serves on the board of directors of Destination XL Group Inc. and Zumiez Inc. Ms. Bauza is currently a member of the board of trustees at Seton Hill University and the advisory board of RoundTable Healthcare Partners Council. She previously served as a Director of Walmart of Mexico, the National Association of Chain Drug Stores, the Network of Executive Women and the Literacy Council of Benton County. Ms. Bauza holds a BS in Fashion Merchandising and Business from Seton Hill University. We believe Ms. Bauza’s extensive experience in merchandising and leadership make her a valuable member of our board of directors.

Paul Best

Mr. Best has served on the board of directors of the Company since August 2020. Since 2017, Mr. Best has been at Elliott Advisors (UK), where he serves as Senior Managing Director and Head of European Private Equity. Prior to joining Elliott, he was at Warburg Pincus, serving as Managing Director from 2012 to 2017, Principal from 2007 to 2011, Associate from 2004 to 2007 and Analyst from 2002 to 2004. Before this, he was at Morgan Stanley. He is Chairman of the board of directors at Barnes & Noble and Book Retail Bidco Ltd. (the parent company of Waterstones Ltd.). He previously served on the boards of directors of Paper Source, Inc., Apteki Gemini, Inea, Reiss, Poundland and

Ziggo. Mr. Best holds an MA in Mathematics from Cambridge University. We believe Mr. Best’s extensive experience in the investment space and operational expertise make him a valuable member of our board of directors.

DeAnn Brunts

Ms. Brunts has served on the board of directors of the Company since August 2021. Since November 2020, Ms. Brunts served on the board of Benson Hill, where she also served as Chief Financial Officer from January 2021 to April 2022. During 2020, she provided financial, accounting, capital structure and leadership consulting services to private equity backed companies. Prior to this, from 2017 to 2020, she was Chief Financial Officer of Solaray, LLC; from 2015 to 2016, she was Chief Financial Officer of Transworld Systems, Inc.; from 2012 to 2014, she was Chief Financial Officer of Maverik, Inc.; and from 2010 to 2012, she was Chief Financial Officer of Rocky Mountain Foods. Prior to these roles, Ms. Brunts served in various other chief financial and executive officer roles. Ms. Brunts also held various positions at PricewaterhouseCoopers from 1985 to 1999, including as transaction services and audit partner. Ms. Brunts currently serves on the board of directors and on the audit committee, as audit committee chair, of B&G Foods Inc. and on the board of directors of the Kempe Foundation. She previously has served on the board of directors and the audit committee, as audit committee chair, of the Women’s Foundation of Colorado and on the board of directors and the audit committee, as audit committee chair, of Springboard to Learning. Ms. Brunts holds an MBA from The Wharton School and a BSBA from the University of Missouri-Saint Louis. We believe Ms. Brunts’s extensive experience in financial management, accounting and auditing services make her a valuable member of our board of directors.

Patrick Fallon

Mr. Fallon has served on the board of directors of the Company since November 2018. Since 2012, Mr. Fallon has been at Monarch Alternative Capital LP, where he currently serves as a Managing Principal. Prior to Monarch, Mr. Fallon was an Analyst in the Leveraged Finance Group at Deutsche Bank. Mr. Fallon serves as a Director of All Day Holdings LLC, CorePower Holdco LLC, Lucid Hearing Holding Company LLC, Pyxus International and The Honest Kitchen, Inc. He previously served as a director of Navig8 Product Tankers Inc. Mr. Fallon holds a BS in Economics from Duke University. We believe Mr. Fallon’s extensive experience in the investment space and operational expertise make him a valuable member of our board of directors.

Theophlius Killion

Mr. Killion has served on the board of directors of the Company since October 2018. Since 2016, Mr. Killion has been a managing partner of The Sierra Institute, a Dallas-based human resources consortium. Prior to this, Mr. Killion served as Chief Executive Officer of The Zale Corporation from 2008 to 2014. He previously held leadership roles at Tommy Hilfiger, Limited Brands (now L Brands), The Home Shopping Network and Macy’s. He also serves on the board of directors of Torrid. He previously served on the board of directors of Tailored Brands, Inc., Libbey, Inc., Express, Inc., and The Zale Corporation. Mr. Killion is also a member of the National Association of Corporate Directors. Mr. Killion holds a BA in History and English and a MEd from Tufts University. We believe Mr. Killion’s experience in retail merchandising, human capital management, diversity, equity and inclusion and board governance make him a valuable member of our board of directors.

Samantha Lomow

Ms. Lomow has served on the board of directors of the Company since 2018. Since June 2022, Ms. Lomow has also served as EVP, Chief Customer Officer at Foot Locker, Inc. In March 2022, Ms. Lomow was appointed President of Global Brands at Foot Locker overseeing the company’s global brand portfolio and operating divisions across North America, EMEA and APAC. From February 2021 to February 2022, Ms. Lomow served as a Special Advisor to Hasbro, which she re-joined in 2001. Ms. Lomow’s previous roles at Hasbro include President, Branded Entertainment; Hasbro & eOne from 2020 to 2021, President, Entertainment Brands from 2018 to 2020 and Senior Vice President, Hasbro Brands from 2016 to 2018. She is a board member of the Day One Organization in Rhode Island. Ms. Lomow holds a BA in International Relations from the University of Toronto. We believe Ms. Lomow’s extensive experience managing consumer brands and leadership make her a valuable member of our board of directors.

Arthur Rubinfeld

Mr. Rubinfeld has served as a Director of the Company since September 2020. He founded and continues to lead Airvision LLC, a brand positioning and strategic growth advisory firm started in 2002. Prior to this, he was at Starbucks, which he joined in 1992, and most recently served as President, Global Innovation from 2014 to 2017, President, Chief Creative Officer from 2012 to 2014, President, Global Development from 2008 to 2014 and Executive Vice President, Real Estate and Store Development from 1992 to 2002. Mr. Rubinfeld serves as a director of Shopko Optical. He previously served on the boards of United Capital, Aeropostale, The Essential Baking Company and Savers/Value Village. Mr. Rubinfeld holds a BA in Environmental Design and a Masters in Architecture from the University of Colorado. We believe Mr. Rubinfeld’s extensive experience growing brands and executive leadership make him a valuable member of our board of directors.

Board Structure

Our board of directors consists of ten members and upon closing of this offering, our board of directors will continue to consist of ten members.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors.

Director Independence

Our board of directors has determined that Laurie Ann Goldman, Samantha Algaze, Carmen Bauza, Paul Best, DeAnn Brunts, Patrick Fallon, Theophlius Killion, Samantha Lomow and Arthur Rubinfeld are independent directors under the New York Stock Exchange rules, and DeAnn Brunts, Theophlius Killion and Samantha Lomow are independent under Rule 10A-3 under the Exchange Act for audit committee purposes.

Board Committees

Upon the consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating, governance and ESG committee, each consisting entirely of independent directors. The following is a brief description of our committees.

Audit Committee

The members of our audit committee are DeAnn Brunts, Theophlius Killion and Samantha Lomow, and DeAnn Brunts is the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that DeAnn Brunts is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•

approving the planned scope and timing, and discussing the findings, of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or auditing matters;

•	considering the adequacy of our internal controls and internal audit function; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm.

Compensation and Organization Committee

The members of our compensation and organization committee are Theophlius Killion, Samantha Algaze, Patrick Fallon and Arthur Rubinfeld, and Theophlius Killion is the chairman of our compensation and organization committee. The composition of our compensation and organization committee meets the requirements for independence under the current New York Stock Exchange listing standards and SEC rules and regulations. Our compensation and organization committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall executive compensation philosophy.

Nominating, Governance and ESG Committee

The members of our nominating, governance and ESG committee are Samantha Lomow, Samantha Algaze and Carmen Bauza, and Samantha Lomow is the chairman of our nominating, governance and ESG committee. The composition of our nominating, governance and ESG committee meets the requirements for independence under the current New York Stock Exchange listing standards. Our nominating, governance and ESG committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	overseeing the process of evaluating the performance of our board of directors;

•	reviewing and overseeing the Company’s Environmental, Social, and Governance (“ESG”) initiatives; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a new code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon closing of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

At the time of the initial confidential submission of the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the JOBS Act. Although we ceased to be an emerging growth company on January 29, 2022 because our annual revenues exceeded $1.07 billion for fiscal year 2021, we are permitted to avail ourselves of the reduced disclosure requirements applicable to emerging growth companies until the completion of this offering. We have elected to take advantage of the reduced disclosure requirements relating to executive compensation.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers during our fiscal year 2021 (collectively referred to as our “named executive officers,” or “NEOs”).

2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ryan Vero	2021	$933,588	—	$281,233	$2,046,000	$8,700	$3,269,521
Chief Executive Officer	2020	$842,884	$800,000	—	—	$570,560	$2,213,444

Kristin Patrick(5)	2021	$389,423	$388,192	$757,658	$238,192	$5,452	$1,778,917
Chief Marketing Officer

Richard Flint(6)	2021	$265,799	—	$987,864	$364,433	$14,460	$1,632,556
President, Europe

(1)

The amounts reported in this column represent for Ms. Patrick (i) the portion of her 2021 annual management cash incentive that was guaranteed pursuant to her offer letter (as described below under “—Employment agreements and offer letters—Offer letter with Kristin Patrick”) and (y) a $150,000 bonus paid as a hiring incentive in two equal installments in April and May 2021.

(2)

Under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”), we granted restricted stock units (“RSUs”) to Mr. Vero, Ms. Patrick and Mr. Flint in fiscal year 2021. The RSUs are a mixture of RSUs with respect to our Common Units (“Common RSUs”) and RSUs with respect to our Series A Preferred Units (“Preferred RSUs”) (see “Fiscal year 2021 equity compensation” below for further information). The amounts reported in this column represent the aggregate grant date fair value of such RSUs, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, assuming target performance with respect to the performance-based RSUs (which was the probable outcome of the related performance conditions as of their grant date), and taking into account the preferred return that accrues on Series A Preferred Units underlying Preferred RSUs (see “Fiscal year 2021 equity compensation” below for further information regarding the preferred return). The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 12, “Stock-Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus.

The grant date fair market value for the time-based RSUs granted to Mr. Vero, Ms. Patrick and Mr. Flint was as follows:

Named Executive Officer	Grant Date FMV of Time-Based Common RSUs	Grant Date FMV of Time- Based Preferred RSUs	Aggregate Grant Date FMV of Time- Based RSUs
Ryan Vero	$—	$—	$—
Kristin Patrick	$47,680	$331,992	$379,672
Richard Flint	$62,878	$431,897	$494,775

The grant date fair market value for the performance-based RSUs granted to Mr. Vero, Ms. Patrick and Mr. Flint at target (included in the table above) and maximum performance levels were as follows:

Target Performance

Named Executive Officer	Grant Date FMV of Performance- Based Common RSUs	Grant Date FMV of Performance- Based Preferred RSUs	Aggregate Grant Date FMV of Performance- Based RSUs
Ryan Vero	$35,313	$245,920	$281,233
Kristin Patrick	$47,531	$330,455	$377,986
Richard Flint	$62,729	$430,360	$493,089

Maximum Performance

Named Executive Officer	Grant Date FMV of Performance- Based Common RSUs	Grant Date FMV of Performance- Based Preferred RSUs	Aggregate Grant Date FMV of Performance- Based RSUs
Ryan Vero	$52,970	$368,880	$421,850
Kristin Patrick	$71,297	$495,683	$566,979
Richard Flint	$94,094	$645,540	$739,634

(3)

The amounts reported in this column represent annual management incentives earned by each of our NEOs pursuant to our fiscal year 2021 management cash incentive program, as described below under “—Fiscal year 2021 annual management incentives”. For Ms. Patrick, the amounts reflect the portion of her fiscal year 2021 management cash incentive that was earned in excess of the amount guaranteed pursuant to her offer letter, as described in footnote (1) to the Summary Compensation Table.

(4)

The amounts reported in this column represent, (i) for Mr. Flint, $7,414 in expenses relating to a car allowance, (ii) $7,047 in Company contributions relating to Mr. Flint’s Pension Cash Supplement as described under “—Retirement savings and health and welfare benefits” below, and (iii) 401(k) matching contributions for Mr. Vero and Ms. Patrick ($8,700 and $5,451.92, respectively).

(5)

Ms. Patrick commenced employment with us on March 15, 2021. The amount reported in the “Salary” column for Ms. Patrick reflects the base salary paid to her for the portion of fiscal year 2021 during which she was employed by us.

(6)

Mr. Flint commenced employment with us on July 26, 2021. The amount reported in the “Salary” column for Mr. Flint reflects the base salary paid to him for the portion of fiscal year 2021 during which he was employed by us. The amounts provided to Mr. Flint were paid in British pounds and have been converted into U.S. dollars for purposes of this table using an average conversion rate for the 2021 fiscal year, as reported by ExchangeRates.org.uk (GBP £1: USD $1.38).

Narrative to the Summary Compensation Table

Fiscal year 2021 base salary

The following table sets forth the fiscal year 2021 annual base salaries of our named executive officers as of the commencement of fiscal year 2021 and any increases approved by our compensation and organization committee as of the commencement of fiscal year 2022.

Named Executive Officer	Fiscal Year 2021 Annual Base Salary	Fiscal Year 2022 Annual Base Salary(1)
Ryan Vero	$930,000	$1,023,000
Kristin Patrick	$450,000	$450,000
Richard Flint	£425,000	£425,000

(1)	As of May 2022, Mr. Vero’s base salary was increased to $1,040,000; Ms. Patrick’s base salary was increased to $459,000; and Mr. Flint’s base salary was increased to £431,375.

Fiscal year 2021 annual management incentives

We maintain a fiscal year management cash incentive program in which each of our named executive officers was eligible to participate for fiscal year 2021. Each named executive officer’s target incentive is expressed as a percentage of base salary, which for fiscal year 2021 was as follows: Mr. Vero: 100%; Ms. Patrick: 60%; and Mr. Flint: 60%. For fiscal year 2021, the management incentives for Ms. Patrick and Mr. Flint were pro-rated based on their March 15, 2021 and July 26, 2021 start dates, respectively. Payment of the annual management incentive is subject to the NEO’s continued employment with us on the date such incentive is paid.

For fiscal year 2021, cash incentives were payable based on the achievement of global EBITDA performance goals, which, for fiscal year 2021, were achieved at the maximum performance levels. Accordingly, amounts pursuant to the management incentive program were paid at 200% of target levels (and pro-rated for Ms. Patrick and Mr. Flint), as follows:

Named Executive Officer	Fiscal Year 2021 Target Bonus		Fiscal Year 2021 Actual Performance as % of Target	Fiscal Year 2021 Management Incentive
Ryan Vero	$1,023,000		200%	$2,046,000
Kristin Patrick	$270,000	(1)	200%	$476,384	(2)
Richard Flint	$350,803	(1)	200%	$364,433	(2)

(1)

These amounts do not reflect proration for Ms. Patrick’s or Mr. Flint’s first year of employment. In addition, for Mr. Flint, reflects a conversion from GBP to USD as described in footnote 6 to the Summary Compensation Table.

(2)

These amounts reflect pro-rated annual cash incentives paid to Ms. Patrick and Mr. Flint. In addition, for Mr. Flint, the amount reflects a conversion from GBP to USD using an average conversion rate for the 2021 fiscal year, as reported by ExchangeRates.org.uk (GBP £1: USD $1.38).

Employment agreements and offer letters

We have entered into an employment agreement or an offer letter with each of our NEOs, the material terms of which are summarized below.

Amended and restated employment agreement with Ryan Vero

On September 27, 2021, effective on the date of, and subject to the consummation of, this offering, we entered into an amended and restated employment agreement with Ryan Vero, our CEO (the “Vero Employment Agreement”). The Vero Employment Agreement amended the terms of Mr. Vero’s previous employment agreement dated as of June 23, 2019, as amended as of February 13, 2020 (the “Prior Agreement”) and will remain in effect through the termination of Mr. Vero’s employment with us. The Vero Employment Agreement provides for an initial annual base salary of not less than $930,000, increasing to $1,023,000 as of October 1, 2021 and subject to additional increases (if any) as may be approved by the compensation and organization committee, an annual discretionary management incentive award and an annual discretionary equity award. The target amount of Mr. Vero’s annual management incentive is equal to 100% of his annual base salary, with the actual amount determined by the compensation and organization committee in its discretion, and the grant date fair value of each annual equity award is currently expected to equal 300% of Mr. Vero’s then-current base salary.

In the event that we terminate Mr. Vero’s employment without “cause”, or if Mr. Vero resigns for “good reason”, other than within three months prior to or within 12 months after a “change in control” (as defined in the Vero Employment Agreement), subject to his execution and non-revocation of a release of claims, he will be eligible to receive (a) 18 months’ base salary (using the base salary rate in effect immediately prior to his termination or, if greater, the base salary rate in effect at any time in the 12 months prior to termination), payable in a lump sum cash payment, (b) any unpaid prior year annual management incentive, (c) a pro rata target annual management incentive for the year of termination, (d) an additional 18 months vesting of all outstanding time-based equity awards held by Mr. Vero at the time of termination, (e) pro rata vesting of all unvested performance-based equity awards held by Mr. Vero at the time of termination with achievement of the applicable performance metrics based on actual performance for the applicable performance period, and (f) a monthly payment equal to 100% of his COBRA premiums, if elected, for up to 18 months.

In the event that we terminate Mr. Vero’s employment without “cause”, or if Mr. Vero resigns for “good reason”, within three months prior to or within 12 months after a change in control, subject to his execution and non-revocation of a release of claims, Mr. Vero will be eligible to receive (a) an amount equal to the sum of (i) 36 months’ base salary (using the base salary rate in effect immediately prior to his termination or, if greater, the base salary rate in effect at any time in the 12 months prior to termination) plus (ii) an amount equal to 150% of Mr. Vero’s target annual management incentive for the year of termination, payable in a lump sum cash payment, (b) any unpaid prior year annual management incentive, (c) a pro rata target annual management incentive for the year of termination, (d) full accelerated vesting of all time-based equity awards held by Mr. Vero at the time of termination, (e) accelerated vesting of unvested performance-based equity awards held by Mr. Vero at the time of termination based on the Company’s reasonable determination of achievement of the applicable performance metrics as of immediately prior to the change in control, or, if not determinable, based on achievement at target performance, and (f) a monthly payment equal to 100% of his COBRA premiums, if elected, for up to 18 months.

In the event that Mr. Vero’s employment is terminated due to his death or disability, Mr. Vero will be eligible to receive (a) a pro rata target annual management incentive for the year of termination and (b) pro rata vesting of all unvested performance-based equity awards held by Mr. Vero at the time of termination with achievement of the applicable performance metrics based on actual performance for the applicable performance period.

In connection with the Prior Agreement, Mr. Vero entered into a restrictive covenant agreement, which provides for perpetual confidentiality obligations, a non-competition covenant for a period of 18 months following his termination of employment, a non-solicitation of employees and consultants for a period of 24 months following his termination of employment, and a perpetual non-disparagement covenant.

Offer letter with Kristin Patrick

On March 15, 2021, we entered into an offer letter with Kristin Patrick, our Executive Vice President and Chief Marketing Officer (the “Patrick Offer Letter”). The Patrick Offer Letter provides for an initial annual base salary of $450,000 and participation in our annual incentive plan, with an annual target bonus opportunity of 60% of base salary and with Ms. Patrick’s bonus in respect of fiscal year 2021 guaranteed at 100% of target. In addition, the Patrick Offer Letter provides for payment of a one-time sign-on bonus in the amount of $150,000 which was paid in two equal installments 30 days and 60 days after Ms. Patrick’s March 15, 2021 start date, and was subject to a one year retention agreement. The Patrick Offer Letter provides that Ms. Patrick will be eligible to participate in our long-term incentive program, with a target award value equal to 75% of her annual base salary. In accordance with the Patrick Offer Letter, in 2021 Ms. Patrick received an initial three-year grant having an aggregate grant date value equal to three times her target award value, comprised 50% of time-based RSUs and 50% of performance-based RSUs. The ratio of Common RSUs and Preferred RSUs in Ms. Patrick’s 2021 RSU award was based on the ratio of our outstanding Common Units and Series A Preferred Units as of the grant date. Ms. Patrick is eligible to participate in our benefits plans and programs on the same terms and conditions as other similarly situated executives.

In the event that we terminate Ms. Patrick’s employment without “cause” or if Ms. Patrick resigns for “good reason” (each as defined in the Patrick Offer Letter), she will be eligible to receive accrued but unpaid prior year annual bonus and, subject to her execution and non-revocation of a release of claims, (a) 12 months’ base salary as in effect at the time of termination or, if greater, as in effect at any time in the 12 months prior to termination, paid in 12 equal monthly installments, (b) a pro rata annual bonus for the year of termination based on actual performance had Ms. Patrick remained employed through the end of the performance year, and (c) subject to her timely election of COBRA coverage, an amount sufficient to cover the employer portion of medical benefits for a period of 12 months at the levels in effect for Ms. Patrick and her dependents immediately prior to termination of employment.

In connection with her commencement of employment, Ms. Patrick entered into an employee restrictive covenant and intellectual property assignment agreement, which provides for perpetual confidentiality obligations, a non-competition covenant for a period of 12 months following her termination of employment and a non-solicitation of employees for a period of 12 months following her termination of employment.

Contract of Employment and Offer letter with Richard Flint

On June 30, 2021, we (through our subsidiary, Claire’s European Services Limited) entered into a contract of employment and an offer letter with Richard Flint, our Executive Vice President, President of Europe, (together, the “Flint Employment Agreement”). The Flint Employment Agreement provides for an annual base salary of £425,000 and participation in our annual incentive plan, with an annual target bonus opportunity of 60% of base salary and with Mr. Flint’s bonus in respect of fiscal year 2021 prorated based on his July 26, 2021 start date. The Flint Employment Agreement also provides that Mr. Flint will be eligible to participate in our long-term incentive program, with a target award value equal to 75% of his annual base salary. In accordance with the Flint Employment Agreement, in 2021 Mr. Flint received an initial three-year grant having an aggregate grant date value of $1,276,000, which represents three times his target award value, comprised 50% of time-based RSUs and 50% of performance-based RSUs. The ratio of Common RSUs and Preferred RSUs in Mr. Flint’s 2021 RSU award was based on the ratio of our outstanding Common Units and Series A Preferred Units as of the grant date. Mr. Flint is eligible to participate in our pension scheme and other benefits available for employees based in the UK.

In connection with Mr. Flint’s relocation to the UK for purposes of his employment with us, for a period of 24 months following his commencement of employment (the “Relocation Period”), Mr. Flint will be eligible to receive: (i) the costs of two return economy flights from the UK to the Netherlands per month, (ii) reimbursement for the cost of private schools for Mr. Flint’s two children of up to £50,000 net of taxes for both children per year (and pro-rated based on the expiration of the Relocation Period), (iii) reimbursement for the cost of renting an apartment in Birmingham of up to £2,500 per month for 18 months (grossed up for taxes) and (iv) reimbursement for the cost of purchasing a permanent residence in or near Birmingham of up to £25,000 within the Relocation Period (grossed up for taxes). In the event that Mr. Flint terminates employment with us for any reason during the Relocation Period or within 3 months after the expiration of the Relocation Period, he will be required to repay 100% of the amounts provided to him pursuant to the immediately preceding sentence; if his termination occurs during the period between three months and six months after the expiration of the Relocation Period, he will be required to repay 66% of such amounts; and if his termination occurs during the period between six months and nine months after the expiration of the Relocation Period, he will be required to repay 33% of such amounts. In addition, the Flint Employment Agreement provides that he will be entitled to a company car or car allowance of £10,000 per year.

We, along with Mr. Flint, are required to provide six months advance written notice of a termination of employment under the Flint Employment Agreement, except that we may terminate Mr. Flint’s employment without notice if he engages in certain misconduct or other acts as defined in the Flint Employment Agreement. During any notice period, we may place Mr. Flint on garden leave, during which we would continue to pay his base salary and provide contractual benefits, but he would not perform some or all of his duties for us. In the event that Mr. Flint is offered employment with a successor in connection with a change of control of our company on terms not materially less favorable than those provided under the Flint Employment Agreement, and if he rejects such offer of employment, he will have no claim against us or any of our affiliates or any successor in respect of his employment with us or the termination thereof.

The Flint Employment Agreement provides for perpetual confidentiality obligations, a non-competition covenant for a period of 6 months following his termination of employment, a non-solicitation of employees for a period of 6 months following his termination of employment and a non-solicitation of clients, prospective clients or suppliers for a period of 6 months following his termination of employment (in each case, less any garden leave period).

Fiscal year 2021 equity compensation

Mr. Vero, Ms. Patrick and Mr. Flint each received grants of RSUs in fiscal year 2021 under the 2018 Plan as follows:

		Time-Based RSUs		Performance- Based RSUs
Named Executive Officer	Grant Date	Common RSUs	Preferred RSUs	Common RSUs	Preferred RSUs	Total RSUs
Ryan Vero	3/21/2021	—	—	237	160	397
Kristin Patrick	3/15/2021	320	216	319	215	1,070
Richard Flint	7/26/2021	422	281	421	280	1,404

The time-based RSUs granted to Ms. Patrick and Mr. Flint will vest in equal annual installments on each of the first three anniversaries of the grant date, subject to continued service through the applicable vesting date. The performance-based RSUs are subject to continued service through the applicable vesting date and our level of achievement against EBITDA-based performance targets. Each Preferred RSU also accrues the preferred return that is payable on our Series A Preferred Units. The preferred return on Series A Preferred Units is payable in additional Series A Preferred Units which are referred to herein as “PIK Units.” The preferred return on Preferred RSUs is payable in additional Preferred RSUs, which are subject to the same vesting and settlement terms as the underlying Preferred RSU and are referred to herein as “PIK RSUs.” The number of PIK RSUs held by each named executive officer as of the end of fiscal year 2021 is included in the “Outstanding Equity Awards at 2021 Fiscal Year End” table below.

Any vested RSUs will be settled on the earlier of a change in control of the Company and February 1, 2025 (or, if later, the date on which the RSU vested). In connection with the closing of the offering, all outstanding RSUs will convert to awards of RSUs to receive shares of common stock of Claire’s Inc. in the same manner as the conversion of outstanding Common Units and Series A Preferred Units. See “Corporate Conversion.”

IPO equity compensation

In connection with, and subject to the consummation of, this offering, under our 2022 Plan (as defined below), our compensation and organization committee expects to approve grants of equity incentive awards to our named executive officers, other executive officers and our non-employee directors that will be valued based on the price to the public of our common stock in this offering (with the number of shares subject to each award determined by dividing the grant date values of the awards by the price to the public of our common stock in this offering).

Retirement savings and health and welfare benefits

We maintain a tax-qualified defined contribution 401(k) plan for our U.S. employees (including our named executive officers other than Mr. Flint), who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time U.S. employees. Company matching contributions under the 401(k) plan of up to 3% of a participant’s contribution are made on a discretionary basis. For fiscal year 2021, we made matching contributions under the 401(k) plan totaling $1,317,856.

In the UK, we maintain a retirement pension scheme in which UK employees are automatically enrolled with respect to a minimum contribution of 5% of eligible compensation, with Company matching contributions equal to 3% of participant contributions. Mr. Flint has reached the lifetime limit of pension contributions under UK law, and he therefore does not participate in this retirement pension scheme. Instead, we provide him with a pension cash supplement in an amount equal to the employer contributions that he would receive if he participated in the retirement pension scheme.

All of our full-time employees, including our named executive officers, are eligible to participate in a broad array of customary health and welfare plans.

OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR END

The following table sets forth specified information concerning unvested RSUs held by each of the named executive officers as of January 29, 2022.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Ryan Vero(2)(3)	3/21/2021	—		—	404	(4)	$463,692	(5)
	1/30/2020	3,250	(6)	$3,654,142	5,413	(7)	$6,084,563	(8)
	1/30/2020	605	(9)	$683,483	—		—

Kristin Patrick(3)	3/15/2021	546	(10)	$627,214	544	(11)	$624,608	(12)

Richard Flint(3)	7/26/2021	700	(13)	$783,076	698	(14)	$780,470	(15)

(1)	RSUs were valued based on a fair market value of $407 per unit for our Common Units and $2,199 per unit for our Series A Preferred Units as of January 29, 2022, in each case on a fully diluted basis.
(2)

The Company redeemed approximately 9.6% of its outstanding Series A Preferred Units on November 2, 2020 and approximately 5.5% of its outstanding Series A Preferred Units on April 9, 2021. As of those dates, a corresponding percentage of the Preferred RSUs held by Mr. Vero was converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSU awards. In connection with the November 2, 2020 redemption, 486 of Mr. Vero’s Preferred RSUs were converted into a cash value of $1,378,831, based on a redemption price per Series A Preferred Unit of $2,837.10. In connection with the April 9, 2021 redemption, 272 of Mr. Vero’s Preferred RSUs were converted into a cash value of $711,013, based on a redemption price per Series A Preferred Unit of $2,614.02. As of January 29, 2022, $53,363 settled and was paid to Mr. Vero.

(3)

The Company redeemed approximately 8.6% of its outstanding Series A Preferred Units on December 14, 2021. As of such date, a corresponding percentage of the Preferred RSUs held by Mr. Vero, Ms. Patrick and Mr. Flint were converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSUs. In connection with the redemption, 431 of Mr. Vero’s Preferred RSUs were converted into a cash value of $1,146,732; 40 of Ms. Patrick’s Preferred RSUs were converted into a cash value of $106,425; and 50 of Mr. Flint’s Preferred RSUs were converted into a cash value of $133,032; in each case based on a redemption price per Series A Preferred Unit of $2,660.63.

(4)

Reflects 237 unvested performance-based Common RSUs, 145 unvested performance-based Preferred RSUs and 22 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on February 3, 2024 subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(5)	Reported assuming target performance. The market value assuming maximum performance was $695,538.
(6)

Reflects 1,949 unvested time-based Common RSUs, 835 unvested time-based Preferred RSUs, and 466 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 29, 2022. An additional 20% of the remaining time-based RSUs, including aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of July 15, 2022, 2023 and 2024, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025.

(7)

Reflects 3,247 unvested performance-based Common RSUs, 1,390 unvested performance-based Preferred RSUs and 776 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on February 3, 2024 subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(8)	Reported assuming target performance. The market value assuming maximum performance was $9,126,845.
(9)

Reflects 361 unvested time-based Common RSUs, 177 unvested time-based Preferred RSUs, and 67 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 29, 2022. An additional 25% of the remaining time-based RSUs, including aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of July 15, 2022 and 2023, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle within 30 days of vesting.

(10)

Reflects 320 unvested time-based Common RSUs, 196 unvested time-based Preferred RSUs, and 30 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 29, 2022. On March 15, 2022, the following time-based RSUs included in this award vested: 106 Common RSUs, 65 Preferred RSUs and 13 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 33% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of March 15, 2023 and 2024, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025.

(11)

Reflects 319 unvested performance-based Common RSUs, 195 unvested performance-based Preferred RSUs and 30 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(12)	Reported assuming target performance. The market value assuming maximum performance was $936,912.
(13)

Reflects 422 unvested time-based Common RSUs, 256 unvested time-based Preferred RSUs, and 22 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award as of January 29, 2022. Approximately 33% the time-based RSUs, including aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of July 26, 2022,

2023 and 2024, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025.
(14)

Reflects 421 unvested performance-based Common RSUs, 255 unvested performance-based Preferred RSUs, and 22 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(15)	Reported assuming target performance. The market value assuming maximum performance was $1,170,705.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In addition to the payments due to our NEOs in connection with their termination of employment as described above under “Employment Agreement and Offer Letters,” each of the NEOs is entitled to accelerated vesting of their RSUs as follows in the event of a change in control, subject to continued service through the change in control: (i) any unvested and outstanding service-based RSUs will vest immediately prior to the change in control, and (ii) any unvested and outstanding performance-based RSUs will vest immediately prior to the change in control based on actual achievement of the applicable performance criteria.

INCENTIVE PLANS

Claire’s Inc. 2022 Long-Term Incentive Plan

We expect that our new 2022 Long-Term Incentive Plan (the “2022 Plan”) will become effective in connection with this offering. The 2022 Plan provides for the grant of equity-based awards to our employees, consultants, service providers and non-employee directors. The following is a summary of the material terms of the 2022 Plan. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The 2022 Plan will be administered by the compensation and organization committee (the “Committee”) of our Board, unless another committee is designated by our Board. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended. In addition, the Committee has the authority to waive restrictions or accelerate vesting of any award at any time. The Committee may interpret and administer the 2022 Plan or any award thereunder and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2022 Plan.

Shares Reserve; Adjustments.    The maximum number of shares of our common stock available for issuance under the 2022 Plan will not exceed                  shares of our common stock. Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes (other than with respect to stock options or stock appreciation rights), will become available for future grant under our 2022 Plan.

In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of shares of our common stock subject to awards, and to the grant, purchase, exercise or hurdle price for any award.

Non-Employee Director Limits.    Under the 2022 Plan, the maximum number of shares of our common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our Board during such year, shall not exceed $750,000 in total value. The independent directors may make exception to this limit for a non-executive chair of our Board, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Stock Options.    The 2022 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date, provided that if an incentive stock option is granted to a 10% stockholder, the exercise price may not be less than 110% of the fair market value of our common stock. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide in an applicable award agreement that, to the extent a stock option is not previously exercised as to all of the shares of our common stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock option shall be deemed automatically exercised immediately before its expiration.

Stock Appreciation Rights.     The 2022 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of our common stock or cash having an aggregate value equal to the appreciation in the fair market value of our common stock between the grant date and the exercise date, times the number of shares of our common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our common stock on the date of grant. Each stock appreciation rights agreement will set forth the vesting schedule of the stock appreciation rights. The Committee may provide in an applicable award agreement that, to the extent a stock appreciation right is not previously exercised as to all of the shares of our common stock subject thereto, and, if the fair market value of one share of our common stock is greater than the exercise price then in effect, then the stock appreciation right shall be deemed automatically exercised immediately before its expiration.

Restricted Stock and Restricted Stock Units.    The 2022 Plan permits the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of our common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.

Performance Awards.    The 2022 Plan permits the grant of performance awards, which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.

Other Cash-Based Awards and Other Stock-Based Awards.    The 2022 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.

Separation from Service.    In the event of a participant’s separation from service, as defined in the 2022 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the effect of such separation on the vesting, exercise or settlement of an award.

Change in Control.    In the event of a change in control, as defined in the 2022 Plan, the Committee may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions for performance awards or cancellation of awards in consideration of a payment.

Dissolution or Liquidation.    In the event of the dissolution or liquidation of our company, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the Committee.

No Repricing.    Except pursuant to an adjustment by the Committee permitted under the 2022 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

Plan Amendment or Suspension.    The Committee has the authority to amend, suspend, discontinue or terminate the 2022 Plan, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a participant’s rights under any award without such participant’s written consent.

Term of the Plan.    No awards may be granted under the 2022 Plan after the earlier of the following events: (i) our Board terminates the plan, (ii) the maximum number of shares available for issuance has been issued or (iii) 10 years from the effective date of the 2022 Plan.

Claire’s Holdings LLC 2018 Management Equity Incentive Plan

The 2018 Plan was first adopted by our Board on October 12, 2018 and approved by our members on October 12, 2018. The 2018 Plan was subsequently amended on August 1, 2019 and March 18, 2021. The purpose of the 2018 Plan is to (a) attract, retain, motivate and reward certain key employees, officers, directors and consultants, (b) promote the creation of long-term value for our members by closely aligning the interests of such individuals with those of such members and (c) encourage such individuals to expend maximum effort in promoting the success of our business. Contingent upon this offering, we intend to terminate the 2018 Plan and distribute all payments due thereunder with respect to outstanding awards between the first and second anniversaries of the date we terminate the 2018 Plan. This summary is not a complete description of all provisions of the 2018 Plan and is qualified in its entirety by reference to the 2018 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Units.    As of the date of adoption of the 2018 Plan, there were 68,714 Common Units and 37,065 Series A Preferred Units reserved for issuance under the 2018 Plan. As of January 29, 2022, 447 Common Units and 272 Series A Preferred Units had been issued under the 2018 Plan and RSUs representing 29,073 Common Units and 17,684 Series A Preferred Units were outstanding under the 2018 Plan.

Eligibility.    Employees, directors, any other persons or entities who provide substantial services to us or our subsidiaries, and any natural person who has been offered employment by us or our subsidiaries, are eligible to receive awards under the 2018 Plan.

Plan Administration.    Our compensation and organization committee (the “Committee”) administers the 2018 Plan. The Committee has, among other things, the authority to (1) select participants, (2) grant awards, (3) determine the type, number and type of units subject to, other terms and conditions of, and all other matters relating to awards, (4) prescribe award agreements and rules and regulations for the administration of the 2018 Plan, (5) construe and interpret the 2018 Plan and award agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an award by an equivalent period of time or such shorter period required by applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2018 Plan.

Awards.    The 2018 Plan provides for the grant of options, restricted units, RSUs, and other equity-based awards.

Certain Adjustments.    In the event of (1) changes in the outstanding units or in the capital structure by reason of unit dividends, unit splits, reverse unit splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award; (2) the declaration and payment of any extraordinary dividend in respect of units, whether payable in the form of cash, unit, or any other form of consideration; or (3) any change in applicable laws, in all cases to the extent that the Committee in its sole discretion determines that such event results in or could reasonably be expected to result in any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2018 Plan, then the Committee shall: (A) equitably and proportionately adjust or substitute, (w) the aggregate number of units that may be delivered in connection with awards, (x) the number of units covered by each outstanding award, (y) the price per unit underlying each outstanding award, and/or (z) the kind of a unit or other consideration subject to each outstanding award and available for future issuance pursuant to the 2018 Plan; (B) in respect of an outstanding award, make one or more cash payments to the holder of an outstanding award, which payment shall be subject to such terms and conditions as the Committee may determine in its sole discretion, in an amount that the Committee determines in its sole discretion addresses the diminution in the value of such outstanding award in connection with such event; or (C) any combination of clauses (A) and (B) above as determined to be appropriate by the Committee in its sole discretion. Additionally, in connection with any merger, amalgamation or consolidation, or any change in control (as such term is defined in the 2018 Plan), the Committee may authorize the assumption or substitution of awards, the cancellation of awards, the acceleration of awards or the replacement of awards. If the Company, in its discretion, elects to redeem Series A Preferred Units, then a proportionate share of a participant’s RSUs that were to be settled in Series A Preferred Units will be converted into the redemption value calculated by multiplying the number of RSUs by the redemption price (as defined in the operating agreement). Such value will remain subject to the terms and conditions of the RSU agreement, including vesting and settlement terms, and the applicable RSUs will be reduced by the number of converted RSUs.

Lock-Up Period.    Units acquired pursuant to the issuance, vesting, exercise, or settlement of any award granted under the 2018 Plan may not be sold, transferred, or otherwise disposed of prior to the date that is six (6) months immediately following the date of our initial public offering (or such later date as determined by the underwriters managing any public offering).

Termination of Service.    With respect to restricted units or RSUs, upon a termination of service, all vesting shall cease, as soon as possible after such termination, the Company will repurchase unvested restricted units at the original purchase price of such awards (provided that, if the original purchase price paid for the restricted units is equal to zero dollars ($0), such unvested restricted units shall be forfeited to the Company by the participant for no consideration as of the date of such termination), and all unvested RSUs shall be cancelled and forfeited for no consideration. With respect to options granted under the 2018 Plan, upon a termination of service (i) for cause (as such term is defined in the 2018 Plan) all options (whether or not vested) will immediately terminate, (ii) due to death or disability, all vesting shall cease, unvested options shall terminate and each vested option will terminate twelve (12) months after termination and (iii) for any reason other than for cause or by reason of death or disability, all vesting shall cease, unvested options shall terminate, and each vested option shall terminate ninety (90) days after termination.

Amendment; Termination.    Our Board may amend the 2018 Plan, and our Board or the Committee may amend any awards thereunder, at any time, but no amendment will adversely affect a participant’s rights under his or her awards without his or her written consent. Our Board may terminate the 2018 Plan at any time. The repricing of awards is expressly permitted without member approval.

DIRECTOR COMPENSATION

The members of our Board, except for our CEO Ryan Vero, who does not receive compensation for his service on our Board, receive quarterly cash retainers, paid in arrears. For fiscal year 2021, the amount of the quarterly cash retainer was as follows:

Fiscal Year 2021 Quarter	Quarterly Cash Retainer
First Quarter	$31,250
Second Quarter	$31,250
Third Quarter	$31,250
Fourth Quarter	$31,250

For fiscal year 2022, quarterly cash retainers will be paid at the annual rate of $125,000. In addition, the following members of our Board receive additional cash retainers for service as the chairs of Board committees, paid quarterly in arrears:

•	Ms. Goldman for her service as the chair of the Board, at the annual rate of $100,000;

•	Ms. Brunts for her service as the chair of the audit committee, at the annual rate of $25,000;

•	Mr. Killion for his service as the chair of the compensation and organization committee, at the annual rate of $20,000; and

•	Ms. Lomow for her service as the chair of the nominating, governance and ESG committee, at the annual rate of $15,000.

On December 15, 2021, each of the members of our Board serving at such time received an award under the 2018 Plan of 21 Common RSUs and 15 Preferred RSUs. Preferred RSUs also include the right to accrue the quarterly distribution of PIK RSUs that vest and settle on the same basis as the underlying RSUs. Such RSUs became 100% vested as of April 12, 2022. Vested RSUs will settle upon the earlier to occur of a change in control and February 1, 2025.

In connection with her appointment to our Board, on January 30, 2022, Laurie Ann Goldman was granted an award under the 2018 Plan of 108 time-based Common RSUs and 71 time-based Preferred RSUs. Preferred RSUs also include the right to accrue the quarterly distribution of PIK RSUs that vest and settle on the same basis as the underlying RSUs. Approximately 33% of such RSUs, including aggregate PIK RSUs accrued through the applicable vesting date with respect to the Preferred RSUs included in this award, will become vested on each of January 30, 2023, 2024 and 2025, or earlier upon a change in control, subject to continued service through each vesting date. Vested RSUs will settle upon the earlier to occur of a change in control and February 1, 2025.

On January 30, 2022, Ms. Goldman also received an additional award under the 2018 Plan of 8 Common RSUs and 5 Preferred RSUs. Preferred RSUs also include the right to accrue the quarterly distribution of PIK RSUs that vest and settle on the same basis as the underlying RSUs. Such RSUs became 100% vested as of April 12, 2022. Vested RSUs will settle upon the earlier to occur of a change in control and February 1, 2025.

On April 12, 2022, each of the members of our Board serving at such time received an additional award under the 2018 Plan of 30 Common RSUs and 20 Preferred RSUs. Preferred RSUs also include the right to accrue the quarterly distribution of PIK RSUs that vest and settle on the same basis as the underlying RSUs. Such RSUs will become 100% vested as of December 12, 2022. Vested RSUs will settle upon the earlier to occur of a change in control and February 1, 2025.

In connection with this offering, we intend to adopt a non-employee director compensation program pursuant to which each of our non-employee directors will be eligible to receive annual compensation for their service on our board of directors. The non-employee directors will be eligible to receive an annual cash retainer of $75,000, plus additional annual cash compensation for service as non-executive chair or as a chair or member of a committee of our board, as follows: non-executive board chair: $100,000; audit committee chair: $25,000; compensation and organization committee chair: $20,000; nominating, governance and ESG committee chair: $15,000; and non-chair committee member: 50% of committee chair fee.

The non-employee directors will also be eligible to receive the following equity-based compensation in the form of time-based restricted stock units with respect to shares of our common stock granted pursuant to the 2022 Plan:

•

an initial grant made in connection with this offering with the number of restricted stock units equal to the quotient of $187,500 divided by the price of one share of our common stock in this offering, cliff-vesting on the six-month anniversary of the consummation of this offering, generally subject to the director’s continued service with us through such date (see “IPO equity compensation”); and

•

commencing in the spring of 2023, an annual grant with a target value at grant of $125,000, and cliff-vesting on the first anniversary of the date of grant, generally subject to the director’s continued service with us through such date.

The following table sets forth information concerning the compensation earned by our non-employee members of our Board during fiscal year 2021.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Samantha Algaze	$125,000	$37,602	$162,602
Patrick Fallon(3)	$125,000	$37,602	$162,602
Theophlius Killion	$140,000	$37,602	$177,602
Samantha Lomow	$132,500	$37,602	$170,102
Kevin Corning(4)	$82,021	$—	$82,021
Carmen Bauza	$125,000	$37,602	$162,602
Paul Best	$125,000	$37,602	$162,602
Arthur Rubinfeld	$125,000	$37,602	$162,602
DeAnn Brunts(5)	$65,942	$52,854	$118,796

(1)	The amounts reported in this column reflect cash retainers paid to each non-employee member of our Board for fiscal year 2021.
(2)

The amounts reported in this column represent the aggregate grant date fair value of time-based RSUs granted during fiscal year 2021, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures and, as applicable, taking into account the preferred return that accrues on Series A Preferred Units underlying Preferred RSUs. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 12, “Stock Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus. Each RSU grant may be settled in both our Common Units and our Series A Preferred Units. Amounts in this column represent the aggregate grant date fair value of both the underlying Common Units and Series A Preferred Units as follows: (i) for Ms. Brunts, $2,718 with respect to 9 Common Units and $12,504 with respect to 6 Series A Preferred Units underlying the RSUs granted to her on August 4, 2021 and $6,342 with respect to 21 Common Units and $31,260 with respect to 15 Series A Preferred Units underlying the RSUs granted to her on December 15, 2021 (ii) for all other non-employee members of our Board, except in the case of

Mr. Corning, who departed from the Board in September 2021, $6,342 with respect to 21 Common Units and $31,260 with respect to 15 Series A Preferred Units underlying the RSUs granted to each such Board member on December 15, 2021.

The following table sets forth information concerning the outstanding equity awards held by the non-employee members of our Board as of January 29, 2022:

Name*	Vested Common RSUs	Unvested Common RSUs	Vested Preferred RSUs	Unvested Preferred RSUs	Vested PIK RSUs	Unvested PIK RSUs	Total Outstanding RSUs
Samantha Algaze**	168	21	67	15	50	1	322
Patrick Fallon***	168	21	67	15	50	1	322
Theophlius Killion	168	21	67	15	50	1	322
Samantha Lomow	168	21	67	15	50	1	322
Kevin Corning	168	—	78	—	50	—	296
Carmen Bauza	168	21	67	15	50	1	322
Paul Best**	53	21	28	15	6	1	124
Arthur Rubinfeld	47	21	24	15	5	1	113
DeAnn Brunts	9	21	5	15	—	1	51

Except in the case of Kevin Corning, whose outstanding unvested RSUs vested in connection with his departure from the Board in September 2021, all outstanding unvested RSUs became vested on October 12, 2021. Vested RSUs settle upon the earlier to occur of a change in control and February 1, 2025.

*

The Company redeemed approximately 9.6% of its outstanding Series A Preferred Units on November 2, 2020, 5.5% of its outstanding Series A Preferred Units on April 9, 2021 and 8.6% of its outstanding Series A Preferred Units on December 14, 2021, respectively. As of such dates, a corresponding percentage of the Preferred RSUs held by our directors were converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSU awards. In connection with the redemption on November 2, 2020, (i) twelve of the Preferred RSUs held by each director other than Messrs. Best and Rubinfeld and Ms. Brunts were converted into a cash value of $34,045 per director, based on a redemption price per Series A Preferred Unit of $2,837.10, (ii) four of the Preferred RSUs held by Mr. Best were converted into a cash value of $11,348 based on a redemption price per Series A Preferred Unit of $2,837.10 and (iii) three of the Preferred RSUs held by Mr. Rubinfeld were converted into a cash value of $8,511, based on a redemption price per Series A Preferred Unit of $2,837.10. In connection with the redemption on April 9, 2021, (i) seven of the Preferred RSUs held by each director other than Messrs. Best and Rubinfeld and Ms. Brunts were converted into a cash value of $18,298 per director, based on a redemption price per Series A Preferred Unit of $2,614.02, (ii) two of the Preferred RSUs held by Mr. Best were converted into a cash value of $5,228, based on a redemption price per Series A Preferred Unit of $2,614.02, and (iii) two of the Preferred RSUs held by Mr. Rubinfeld were converted into a cash value of $5,228, based on a redemption price per Series A Preferred Unit of $2,614.02. In connection with the redemption on December 14, 2021, (i) eleven of the Preferred RSUs held by each director other than Messrs. Corning, Best and Rubinfeld and Ms. Brunts were converted into a cash value of $29,267 per director, based on a redemption price per Series A Preferred Unit of $2,660.63, (ii) three of the Preferred RSUs held by Mr. Best were converted into a cash value of $7,982, based on a redemption price per Series A Preferred Unit of $2,660.63, (iii) three of the Preferred RSUs held by Mr. Rubinfeld were converted into a cash value of $7,982, based on a redemption price per Series A Preferred Unit of $2,660.63, and (iv) one of the Preferred RSUs held by Ms. Brunts was converted into a cash value of $2,661, based on a redemption price per Series A Preferred Unit of $2,660.63.

**

RSUs granted to Ms. Algaze and Mr. Best in their capacity as non-employee members of our Board are held by affiliates of Elliott, a company for which Ms. Algaze serves as Portfolio Manager and Mr. Best serves as Portfolio Manager and Head of European Private Equity.

***	RSUs granted to Mr. Fallon in his capacity as director of the Company are held by Monarch Alternative Capital LP, a company for which he serves as a Managing Principal.
(3)	All fees payable to Mr. Fallon in his capacity as a non-employee member of our Board were paid to Monarch Alternative Capital LP, a company for which he serves as a Managing Principal.
(4)	Mr. Corning resigned from our board of directors effective September 28, 2021.
(5)	Ms. Brunts was appointed to our board of directors effective August 4, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure” and “Executive Compensation.”

Related Party Transactions

Registration rights agreement

In connection with the completion of this offering, we will enter into a registration rights agreement with of Elliott, Monarch, J.P. Morgan Investment Management Inc., J.P. Morgan Chase Bank, N.A., Goldman Sachs & Co LLC, Venor Capital Management, LP and Diameter Capital Partners LP and/or their affiliates. The agreement will contain provisions that will require us to register under the federal securities laws the offer and resale of shares of our common stock held by affiliates of Elliott, Monarch, J.P. Morgan Investment Management Inc. and J.P. Morgan Chase Bank, N.A., upon demand thereof for so long as such shareholder, together with its respective affiliates, holds greater than 5.0% of the then issued and outstanding shares of our common stock. The agreement will also grant Elliott, Monarch, Goldman Sachs & Co LLC, J.P. Morgan Investment Management Inc., J.P. Morgan Chase Bank, N.A., Venor Capital Management, LP and Diameter Capital Partners LP and/or their affiliates the opportunity to include their respective shares in any registration statement filed by us in connection with a public offering of our equity securities (customarily known as “piggyback rights”) for so long as such shareholder, together with its respective affiliates, holds greater than 2.5% of the then issued and outstanding shares of our common stock. These registration rights will be subject to certain conditions and limitations. We will indemnify any selling stockholders under the registration rights agreement and will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Policies and Procedures for Transactions with Related Parties

Upon the completion of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 1, 2022 by:

•	the selling stockholders;

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	each of the directors and executive officers individually; and

•	all directors and executive officers as a group.

The amounts and percentage of shares of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

The percentage ownership information shown in the table prior to the completion of this offering is based on 782,687 of our Common Units and 551,858 of our Series A Preferred Units outstanding as of August 1, 2022, in each case before giving effect to the Corporate Conversion. As the Series A Preferred Units may vote on any matter on which the holders of Common Units are entitled to vote, we have also shown the percentage of the combined voting power held by each holder before giving effect to the Corporate Conversion and the completion of this offering. The percentage ownership information shown in the table after this offering is based on shares of common stock outstanding, after giving effect to the Corporate Conversion and sale by the Company of common shares offered for sale in this offering at $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). Unless otherwise indicated, the address for each listed stockholder is: c/o Claire’s Inc., 2400 West Central Road, Hoffman Estates, Illinois 60192. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

								Shares Beneficially Owned After This Offering
	Units Beneficially Owned Before This Offering					Number of Shares Being Offered		Common Stock
	Common Units		Series A Preferred Units			Common Stock		Assuming the Underwriters’ Option Is Not Exercised			Assuming the Underwriters’ Option Is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	% of Total Voting Power	Assuming the Underwriters’ Option Is Not Exercised	Assuming the Underwriters’ Option Is Exercised in Full	Number	%		Number	%
5% Stockholders
Entities affiliated with Elliott(1)	309,753	39.6%	247,411	44.8%	41.8%					%			%
Entities affiliated with Monarch(2)	151,619	19.4%	126,733	23.0%	20.9%					%			%
Funds and accounts managed by J.P. Morgan Asset Management(3)	82,591	10.6%	61,511	11.1%	10.8%					%			%
Selling Stockholders
Goldman Sachs & Co. LLC(4)	44,798	5.7%	24,375	4.4%	5.2%					%			%
Entities affiliated with Venor Capital Management, LP(5)	37,583	4.8%	28,037	5.1%	4.9%					%			%
Diameter Master Fund LP(6)	29,510	3.8%	20,432	3.7%	3.7%					%			%
Directors and Executive Officers
Laurie Ann Goldman	—	—	—	—	—	—	—	—	—		—	—
Samantha Algaze	—	—	—	—	—	—	—	—	—		—	—
Carmen Bauza	—	—	—	—	—	—	—	—	—		—	—
Paul Best	—	—	—	—	—	—	—	—	—		—	—
DeAnn Brunts.	—	—	—	—	—	—	—	—	—		—	—
Patrick Fallon	—	—	—	—	—	—	—	—	—		—	—
Theophlius Killion(7)	29	*	9	*	*	—	—
Samantha Lomow	—	—	—	—	—	—	—	—	—		—	—
Arthur Rubinfeld	—	—	—	—	—	—	—	—	—		—	—
Ryan Vero(8)	541	*	384	*	*	—	—
Colleen Collins	—	—	—	—	—	—	—	—	—		—	—
Jordana Kammerud	—	—	—	—	—	—	—	—	—		—	—
Brendan McKeough	—	—	—	—	—	—	—	—	—		—	—
Beth Moeri	—	—	—	—	—	—	—	—	—		—	—
Kristin Patrick	—	—	—	—	—	—	—	—	—		—	—
Michael Schwindle	—	—	—	—	—	—	—	—	—		—	—
All executive officers and directors as a group (16 persons)	570	*	393	*	*	—	—

*	Less than 1%
(1)

Consists of 309,753 Common Units and 247,411 Series A Preferred Units held before the offering by: (i) Elliott Associates, L.P. (“Elliott Associates”), (ii) Accessory Holdings, L.P. (“Accessory”), which is 100% owned by Elliott International, L.P. (“Elliott International”), (iii) Beresford Energy Corporation (“Beresford”), which is 100% owned by Elliott International and (iv) The Liverpool Limited Partnership (“Liverpool”), which is 100% owned by Elliott Associates. Elliott Advisors GP LLC, which is controlled by Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., which is controlled by Singer, and Elliott Special GP LLC, which is controlled by Singer, are the general partners of Elliott Associates. Hambledon, Inc., which is also controlled by Singer, is the sole general partner of Elliott International. Elliott Investment Management L.P., a Delaware limited partnership (“EIM”) is the investment manager of Elliott Associates and Elliott International. EIM, as the investment manager of Elliott Associates and Elliott International, may be deemed to beneficially own the shares beneficially held by Elliott Associates and Accessory, Beresford and Liverpool. EIM expressly disclaims equitable ownership of and pecuniary interest in any shares.

The amounts in the table above do not include 263 vested RSUs with respect to Common Units and 197 vested RSUs with respect to Series A Preferred Units held by Beresford and Manchester Securities Corporation (“Manchester”), which is 100% owned by Elliott, as assignees of director compensation payable to Samantha Algaze and Paul Best. EIM is the investment manager of Beresford and Manchester and may be deemed to beneficially own the shares beneficially held by Beresford and Manchester. EIM expressly disclaims equitable ownership of and pecuniary interest in any shares. The business address of each of the above entities and individuals is Phillips Point, East Tower, 777 S. Flagler Drive, Suite 1000, West Palm Beach, FL 33401. 29 (out of 29) of Beresford’s Common Units and 9 (out of 9) of its Series A Preferred Units are entitled to reduced-voting privileges. With respect to any matter in respect of which the Common Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. With respect to any matter in respect of which the Series A Preferred Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. Such reduced-voting privileges have been reflected in the column showing the percentage of the combined voting power.
(2)

Consists of 151,619 Common Units and 126,733 Series A Preferred Units held before the offering by: (i) Monarch Alternative Capital LP (“Monarch”) and (ii) Ensemble Investment Holdings LLC, which is entirely indirectly owned by investment funds managed by Monarch. Investment and voting decisions made by such funds rest with the portfolio managers of Monarch—Michael Weinstock, Andrew Herenstein, Christopher Santana and Adam Sklar—each of whose address is c/o Monarch Alternative Capital LP, 535 Madison Avenue, New York, NY 10022. Such portfolio managers make decisions by consensus, and as such, each such individual disclaims beneficial ownership of these shares. 29 (out of 29) of Monarch’s Common Units and 9 (out of 9) of its Series A Preferred Units are entitled to reduced-voting privileges. With respect to any matter in respect of which the Common Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. With respect to any matter in respect of which the Series A Preferred Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. Such reduced voting privileges have been reflected in the column showing the percentage of the combined voting power.

(3)

Consists of 82,591 Common Units and 61,511 Series A Preferred Units held of record before the offering by investment funds and accounts for which the investment manager (with sole voting and dispositive power) is J.P. Morgan Investment Management Inc. (“JPMIM”) or JPMorgan Chase Bank, N.A. (“JPMCB”). The address for JPMIM and JPMCB is 383 Madison Avenue, New York, NY 10179.

(4)

Goldman Sachs & Co. LLC is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs & Co. LLC is a subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). GS Group is a public entity and its common stock is publicly traded on the New York Stock Exchange. GS Group may be deemed to beneficially own the securities held by Goldman Sachs & Co. LLC. GS Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The mailing address for Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282.

(5)

Consists of 37,583 Common Units and 28,037 Series A Preferred Units held before the offering by: (i) Venor Capital Master Fund Ltd., (ii) Venor Special Situations Fund II LP, (iii) Trevithick LP, (iv) Raven Holdings II, L.P. and (v) MAP 139 Segregated Portfolio of LMA SPC. The address of Venor Capital Management, LP is 142 W 57th St., 11th Floor, New York, NY 10019.

(6)

Diameter Capital Partners LP is the investment manager (“Investment Manager”) of Diameter Master Fund LP and, therefore, has investment and voting power over these units. Scott Goodwin and Jonathan Lewinsohn, as the sole managing members of the general partner of the Investment Manager, make voting and investment decisions on behalf of the Investment Manager. As a result, the Investment Manager, Mr. Goodwin and Mr. Lewinsohn may be deemed to be the beneficial owners of these units. Notwithstanding the foregoing, each of Mr. Goodwin and Mr. Lewinsohn disclaim any such beneficial ownership. The business address of Diameter Master Fund LP is 55 Hudson Yards, 29th Floor, New York, NY 10001.

(7)

29 of this holder’s Common Units and 9 of this holder’s Series A Preferred Units are entitled to reduced-voting privileges. With respect to any matter in respect of which the Common Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. With respect to any matter in respect of which the Series A Preferred Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. Such reduced-voting privileges have been reflected in the column showing the percentage of the combined voting power.

(8)

541 of this holder’s Common Units and 384 of this holder’s Series A Preferred Units are entitled to reduced-voting privileges. With respect to any matter in respect of which the Common Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. With respect to any matter in respect of which the Series A Preferred Units are entitled to vote, each holder of a unit with reduced-voting privileges is entitled to one-tenth (1/10th) of a vote. Such reduced-voting privileges have been reflected in the column showing the percentage of the combined voting power.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The description of our common stock and our preferred stock reflects the completion of the Corporate Conversion.

General

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will provide for one class of common stock. In addition, our amended and restated certificate of incorporation and bylaws will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Following the closing this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share.

Common Stock

Common stock outstanding.    Prior to the closing of this offering and the Corporate Conversion, there were 782,687 Common Units outstanding. Upon closing of this offering and the completion of the Corporate Conversion, there will be                  shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Voting rights.    The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.    Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. See “Dividend Policy.”

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Other rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.

Election and Vacancies

Our board of directors will consist of between five and fifteen directors. The exact number of directors will be fixed from time to time by resolution of the board. Upon the closing of this offering, our board of directors will consist of nine directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Action by Written Consent

Pursuant to Section 228 of the Delaware Corporation General Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Our amended and restated certificate of incorporation will provide that stockholders (other than Elliot or Monarch and their affiliates) holding at least 25% of our outstanding shares of common stock seeking to act by written consent must request that the Board set a record date to determine the shareholders entitled to act by written consent, solicit written consent from all shareholders entitled to vote on the matter and provide the Company with the same information that would be required to propose such actions at an annual or special shareholder meeting or nominate a candidate for director. For those shareholders, the written consent process would not be available in a limited number of circumstances, including when the request to set a record date is received by the Company during certain time periods shortly before or after an annual meeting has or will occur, or when an identical or substantially similar matter was presented at a shareholder meeting that was held shortly before, or is already called to be held shortly after, the request is received.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called only by our Chief Executive Officer, the chairman of our board of directors or a majority of the directors. Our amended and restated certificate of incorporation and bylaws will specifically deny any power of any other person to call a special meeting.

Amended and Restated Certificate of Incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of common stock will be required to amend provisions of our amended and restated certificate of incorporation.

Amended and Restated Bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of common stock.

Other Limitations on Stockholder Actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to nominate directors or propose other business at meetings of stockholders.

Under these procedural requirements, in order to bring a nomination or proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own;

•

a description of any agreement or arrangement that has been entered into, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder with respect to the Company’s securities; and

•

representations (i) that the stockholder is a holder of record entitled to vote and intends to appear in person or by proxy at such meeting to bring such business before the meeting and (ii) as to whether such stockholder intends to deliver a proxy statement to holders of the required voting power to approve the proposal or otherwise solicit proxies in support of the proposal.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but

•

in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us (1) no earlier than 120 days prior to such annual meeting and (2) not later than the close of business on the later of (i) 90 days prior to the date of the annual meeting or (ii) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

•

in connection with the election of a director at a special meeting of stockholders, a stockholder notice will be timely if received by us (1) not earlier than 120 days prior to the date of the special meeting nor (2) later than the later of (a) 90 days prior to the date of the special meeting or (b) the 10th day following the day on which public announcement of the date of the special meeting of the stockholders is first made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be deemed ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

•	any action asserting a claim governed by the internal affairs doctrine,

in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Corporate Opportunity

Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Elliott or Monarch or any of their respective partners, principals, directors, officers, members, managers, managing directors, advisors, consultants, employees or affiliates (collectively, the “Exempted Persons”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Exempted Persons will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) a prospective economic or competitive advantage in which we or our affiliates could have an interest or expectancy.

In addition, to the fullest extent permitted by law, in the event that an Exempted Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an Exempted Person solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be legally permitted to undertake the opportunity, we have sufficient financial resources to undertake the opportunity, the opportunity would be in line with our business and we have an interest or reasonable expectancy in the opportunity.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon the closing of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the Delaware General Corporation Law until such time as each of Elliott and Monarch do not beneficially own 10% or more of the then outstanding shares of our common stock, at which time we will automatically become subject to Section 203 of the Delaware General Corporation Law.

However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or (iii) on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder. Our amended certificate of incorporation will provide that Elliott and Monarch and their affiliates, any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Anti-takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “CLRS”.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of your ownership and disposition of our common stock acquired in this offering if you are a Non-U.S. Holder (as defined below) that holds such common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock and you are:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder, however, if you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which you sell any of our common stock or if you are a former citizen or former resident of the United States, or an entity that has expatriated from the United States, for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser regarding the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on disposition of our common stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser regarding other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

You generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation” as defined in the Code (a “USRPHC”), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter and either (i) our common stock is not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, or (ii) you owned, actually and constructively, more than 5% of our common stock throughout the shorter of (x) the five-year period ending on the date of the sale or other taxable disposition and (y) your holding period.

We believe that we are not, and do not anticipate becoming, a USPRHC.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on that gain in the same manner as a U.S. person. You should consult your tax adviser regarding other U.S. tax consequences of the disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Proposed regulations provide that FATCA withholding will not apply to gross proceeds from the disposition of shares of U.S. corporations, such as our common stock, as otherwise would have been the case after December 31, 2018, and Treasury has stated that taxpayers may rely on the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After giving effect to the Corporate Conversion and the completion of this offering, we will have                  shares of common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares of common stock from us in full). Of these shares,                  shares (or                  shares, if the underwriters exercise their option to purchase additional shares of common stock from us in full) will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.                  shares of common stock that will be held by certain of the former holders of membership interests of Claire’s Holdings LLC upon the completion of the Corporate Conversion and the offering will be “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, common shares will be available for sale in the public market as follows (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us or the selling stockholders):

Number of Shares	Date
On the date of this prospectus.

After 180 days from the date of this prospectus (subject to, for certain shares, volume limitations for certain shares).

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance under the 2018 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the registration statement on Form S-8 will cover approximately                  shares of common stock in connection with the 2018 Plan and                  shares of common stock in connection with the 2022 Plan.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain of our stockholders will be entitled to various rights with respect to the registration of the offer and sale of the shares they hold under the Securities Act. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration rights agreement.”

Lock-up Agreements

We, our directors, our executive officers and certain of our stockholders, including the selling stockholders, covering approximately     % of our outstanding equity securities in the aggregate, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the several underwriters. See “Underwriting (Conflicts of Interest)” for a description of the lock-up agreements entered into by us, our directors, our executive officers and certain of our shareholders.

In addition, pursuant to our Amended and Restated Limited Liability Company Agreement dated as of October 12, 2018, our holders of outstanding membership interests have agreed not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Series A Preferred Units or Common Units (collectively, “Units”) or any equity securities, warrants, rights, calls, options or other securities or instruments exchangeable or exercisable for, or convertible into, directly or indirectly, Units or equity interests (together with Units, “Company Securities”), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Securities or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Company Securities or (4) publicly disclose the intention to do any of the foregoing, in each case, for a period ending 180 days after the date of this prospectus.

UNDERWRITING (CONFLICTS OF INTEREST)

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
Piper Sandler & Co.
Guggenheim Securities, LLC
Telsey Advisory Group LLC
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares of common stock from us and the selling shareholders to cover sales by the underwriters of a greater number of shares of common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of common stock.

	Paid by the Company		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and certain of its stockholders, including the selling stockholders, have agreed with the underwriters not to dispose of, transfer or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The agreements of our officers, directors and substantially all of our stockholders, including the selling stockholders, do not apply to (i) transfers made as a bona fide gift or gifts, including to charitable organizations, or by will, other testamentary document or intestacy; (ii) transfers to any trust, corporation, partnership, limited liability company or other entity for the direct or indirect benefit of such holder or the immediate family of the holder; (iii) transfers to an immediate family member or other dependent of such holder or any investment fund or other entity controlled or managed by such holder; (iv) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (a) transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such holder, (b) transfers made as a distribution to partners, limited liability company members, stockholders or subsidiaries of such holder or (c) transfers to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such holder or affiliates of such holder; (v) transfers made as a distribution by a trust to its beneficiaries; (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v); (vii) transfers necessary to fund the payment of taxes due with respect to the vesting of restricted stock, stock options or similar rights to purchase Shares pursuant to the Company’s equity incentive plans; (viii) transfers to the Company or its subsidiaries upon death, disability, or termination of employment of such holder; (ix) transfers as a result of the operation of law, or pursuant to an order of a court or regulatory agency; (x) transfers pursuant to tenders, sales or other transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of securities involving a change of control; (xi) transfers to the Company pursuant to the call or put provisions of existing employment agreements and equity grant documents; (xii) common stock acquired in open-market transactions after the effective date of this offering; or (xiii) solely with respect to the agreement with Monarch, the bona fide pledge, hypothecation or other granting of a security interest in any Shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer to such lending institution upon foreclosure upon such collateral or security, provided that prior to any such transfer, such lending institution shall agree to be bound in writing to the restrictions set forth herein. Additionally, the agreements do not apply to (A) the delivery of securities to the Company or its subsidiaries for cancellation as payment for (i) the exercise prices of any options granted in the ordinary course pursuant to any of the Company’s current or future employee or director share option, incentive or benefits plans described herein or (ii) the withholding taxes due upon the exercise of any such option or the vesting of any restricted shares granted under any such plan, with any securities received as contemplated by any transaction described in this clause (A) remaining subject to the terms of the agreement or (B) the establishment of a written plan meeting the requirements of Rule 10b5-1 of the Exchange Act that does not provide for the sale or transfer of securities during the lock-up period (provided that no filing by any party under the Exchange Act, or other public announcement, shall be made voluntarily in connection with the establishment of such plan).

In the event that a waiver or release is granted to a holder that holds at least 1% of the issued and outstanding share capital of the Company as of the date of this prospectus relating to the lock-up restrictions set forth above, the same percentage of shares held by any other holder owning such portion of the outstanding share capital shall be immediately and fully released on the same terms from any remaining lock-up restrictions, subject to certain limitations.

In addition, the agreements do not prevent the holder from making a demand for, or exercising any right with respect to, the registration of the holder’s securities, except for any such demand or any such exercise that is publicly disclosed (or required to be publicly disclosed) by the holder or any of its affiliates prior to the expiration of the lock-up period. See “Related Party Transactions—Registration Rights Agreement.”

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the New York Stock Exchange under the symbol “CLRS”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other relationships

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. For example, Goldman Sachs Lending Partners LLC, an affiliate of Goldman Sachs & Co. LLC, one of the underwriters of this offering, serves as a lender under the Term Loan Credit Agreement. In addition, Goldman Sachs Bank USA, an affiliate of Goldman Sachs & Co. LLC, has entered into a loan agreement with certain affiliates of Monarch under which Goldman Sachs Bank USA has lent $93 million. The obligations under the loan agreement are secured by a portfolio of assets, including but not limited to a minority position in equity securities of the Monarch affiliate that indirectly holds equity securities of the Company. Goldman Sachs Bank USA has received customary fees and expense reimbursements in connection with making this loan. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman Sachs & Co. LLC.

Goldman Sachs & Co. LLC, an underwriter of this offering, beneficially owns approximately 5.2% of our outstanding equity securities prior to the consummation of this offering (approximately 4.4% of the Series A Preferred Units and approximately 5.7% of the Common Units of the Company, which will be converted into preferred and common stock, respectively, of the Company pursuant to the Corporate Conversion as described in “Corporate Conversion”). Goldman Sachs & Co. LLC is expected to receive in excess of 5% of the total net proceeds in this offering as a result of the Company’s payment of the make whole premium to holders of Series A Preferred Units as described in “Use of Proceeds”. Therefore, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering is being conducted in accordance with FINRA Rule 5121. FINRA Rule 5121 prohibits Goldman Sachs & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. Citigroup Global Markets Inc. is acting as the “qualified independent underwriter” for this offering.

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant Member State at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the joint global coordinators for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the Company that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

b)

in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the joint global coordinators has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the joint global coordinators of such fact in writing may, with the prior consent of the joint global coordinators, be permitted to acquire shares of common stock in the offering.

United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares of common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of common stock will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require the Company and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of common stock in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Ropes  & Gray LLP is counsel to the underwriters in connection with this offering.

EXPERTS

The audited financial statements as of January 29, 2022 and January 30, 2021 and for each of the fiscal years ended January 29, 2022, January 30, 2021 and February 1, 2020, respectively, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of this offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.claires.com. Our website and the information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Page No.
Audited Consolidated Financial Statements
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of January 29, 2022 and January 30, 2021	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended January 29, 2022, January 30, 2021, and February 1, 2020	F-4
Consolidated Statements of Changes in Members’ Equity for the fiscal years ended January 29, 2022, January 30, 2021, and February 1, 2020	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2022, January 30, 2021, and February 1, 2020	F-6
Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of April 30, 2022, January 29, 2022 and May 1, 2021	F-43
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three Months ended April 30, 2022 and May 1, 2021	F-44
Unaudited Condensed Consolidated Statements of Changes in Mezzanine Equity and Members’ Equity for the Three Months ended April 30, 2022 and May 1, 2021	F-45
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended April 30, 2022 and May 1, 2021	F-47
Unaudited Supplemental Disclosures of Cash Flows for the Three Months ended April 30, 2022 and May 1, 2021	F-48
Unaudited Notes to the Condensed Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Members

Claire’s Holdings LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Claire’s Holdings LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of January 29, 2022 and January 30, 2021, the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the years ended January 29, 2022, January 30, 2021, and February 1, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 29, 2022 and January 30, 2021, and the results of its operations and its cash flows for the years ended January 29, 2022, January 30, 2021, and February 1, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases during the year ended January 29, 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2016.

Fort Lauderdale, Florida

April 22, 2022

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)

	January 29, 2022	January 30, 2021
Current assets:
Cash and cash equivalents	$70,039	$177,482
Restricted cash	1,660	1,664
Inventories	208,887	136,153
Prepaid expenses	8,921	28,209
Other current assets	32,550	37,188

Total current assets	322,057	380,696

Non-current assets:
Property and equipment, net	154,026	138,332
Operating lease right-of-use assets	305,921	—
Finance lease right-of-use assets	15,699	17,661
Goodwill	719,670	719,670
Intangible assets, net	393,209	439,038
Other non-current assets	46,387	27,846

Total assets	1,956,969	1,723,243

Current liabilities:
Current portion of long-term debt, net	4,614	4,614
Current portion of long-term operating lease liabilities	116,063	—
Current portion of long-term finance lease liabilities	523	875
Trade accounts payable	136,952	75,104
Income taxes payable	5,548	1,672
Accrued expenses and other current liabilities	122,344	154,896

Total current liabilities	386,044	237,161

Non-current liabilities:
Long-term debt, net	487,012	491,627
Derivative liability	400,360	254,772
Long-term operating lease liabilities	202,310	—
Long-term finance lease liabilities	12,996	14,009
Deferred rent expense	—	9,369
Other non-current liabilities	15,738	76,355

Total liabilities	1,504,460	1,083,293

Commitments and contingencies (Note 9)
Mezzanine equity:
Redeemable Series A Preferred Equity, $1,000 stated value: 515,143 and 501,381 units issued and outstanding, respectively	352,773	349,739

Members’ equity:
Common equity: 782,506 and 782,376 units issued and outstanding, respectively	790,212	790,212
Additional paid-in capital	11,651	3,903
Accumulated other comprehensive income (loss), net of tax	(1,587)	5,713
Accumulated deficit	(700,540)	(509,617)

Total members’ equity	99,736	290,211

Total liabilities, mezzanine equity and members’ equity	$1,956,969	$1,723,243

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per unit amounts)

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales	$1,394,676	$910,341	$1,284,541
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	585,615	466,125	594,334

Gross profit	809,061	444,216	690,207

Selling, general and administrative expenses	572,256	387,683	489,839
Depreciation and amortization	70,569	72,145	60,645
Other income, net	(4,486)	(6,214)	(8,650)

Operating income (loss) before reorganization items, loss on early debt extinguishment, loss on derivative liability, interest and income taxes	170,722	(9,398)	148,373

Reorganization items, net	200	(372)	4,871
Loss on early debt extinguishment	—	—	250,588
Loss on derivative liability	134,846	41,349	55,095
Interest expense, net	36,887	41,333	28,389

Income (loss) before income tax (benefit) expense	(1,211)	(91,708)	(190,570)
Income tax (benefit) expense	(9,395)	(24,728)	7,647

Net income (loss)	8,184	(66,980)	(198,217)

Less: Redeemable Series A Preferred Unit dividends	71,955	71,697	65,252
Less: Redeemable Series A Preferred Unit redemptions	124,327	97,291	5,025

Net income (loss) attributable to common units	$(188,098)	$(235,968)	$(268,494)

Net income (loss) per common unit:
Basic	$(238.87)	$(300.85)	$(343.21)
Diluted	$(238.87)	$(300.85)	$(343.21)
Weighted average units outstanding:
Basic	787	784	782
Diluted	787	784	782

Other comprehensive income (loss):
Foreign currency translation adjustments	516	1,264	(1,220)
Net gain (loss) on intra-entity foreign currency transactions net of income tax (benefit) expense of $149; ($217); and $167	(7,816)	8,836	(1,993)

Other comprehensive income (loss)	(7,300)	10,100	(3,213)

Comprehensive income (loss)	$884	$(56,880)	$(201,430)

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands, except unit amounts)

	Preferred Units	Preferred Equity	Common Units	Common Equity	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net Of Tax	Accumulated Deficit	Total Members’ Equity
Balance: February 2, 2019	429,839	$301,950	780,319	$790,212	$—	$(1,174)	$(4,853)	$784,185
Net income (loss)	—	—	—	—	—	—	(198,217)	(198,217)
Redeemable Series A Preferred Units issued for paid-in-kind dividend	63,227	42,067	—	—	—	—	(65,252)	(65,252)
Restricted stock unit expense	—	—	87	—	626	—	—	626
Preferred return on vested RSUs	—	—	—	—	—	—	(36)	(36)
Common units issued in connection with claims filed in the Chapter 11 Cases	—	—	1,731	—	—	—	—	—
Redemption of Redeemable Series A Preferred Units	(9,881)	(5,798)	—	—	—	—	(5,025)	(5,025)
Foreign currency translation adjustments	—	—	—	—	—	(1,220)	—	(1,220)
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense	—	—	—	—	—	(1,993)	—	(1,993)

Balance: February 1, 2020	483,185	338,219	782,137	790,212	626	(4,387)	(273,383)	513,068
Net income (loss)	—	—	—	—	—	—	(66,980)	(66,980)
Redeemable Series A Preferred Units issued for paid-in-kind dividend	71,155	38,679	—	—	—	—	(71,967)	(71,967)
Restricted stock unit expense	—	—	239	—	3,277	—	—	3,277
Preferred return on vested RSUs	—	—	—	—	—	—	(266)	(266)
Redemption of Redeemable Series A Preferred Units	(52,959)	(27,159)	—	—	—	—	(97,291)	(97,291)
Foreign currency translation adjustments	—	—	—	—	—	1,264	—	1,264
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense	—	—	—	—	—	8,836	—	8,836

Balance: January 30, 2021	501,381	349,739	782,376	790,212	3,903	5,713	(509,617)	290,211
Net income (loss)	—	—	—	—	—	—	8,184	8,184
Redeemable Series A Preferred Units issued for paid-in-kind dividend	89,450	29,205	—	—	—	—	(71,955)	(71,955)
Restricted stock unit expense	161	—	130	—	7,748	—	—	7,748
Preferred return on vested RSUs	—	—	—	—	—	—	(2,825)	(2,825)
Forfeitures of units	(177)	—	—	—	—	—	—	—
Redemption of Redeemable Series A Preferred Units	(75,672)	(26,171)	—	—	—	—	(124,327)	(124,327)
Foreign currency translation adjustments	—	—	—	—	—	516	—	516
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense	—	—	—	—	—	(7,816)	—	(7,816)

Balance: January 29, 2022	515,143	$352,773	782,506	$790,212	$11,651	$(1,587)	$(700,540)	$99,736

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Cash flows from operating activities:
Net income (loss)	$8,184	$(66,980)	$(198,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	70,569	72,145	60,645
Reorganization items, net	200	(372)	4,871
Amortization of debt issuance costs	1,040	1,038	987
Loss on early debt extinguishment	—	—	250,588
Loss on derivative liability	134,846	41,349	55,095
Net accretion of favorable (unfavorable) lease obligations	—	(4,598)	(2,584)
Loss on sale/retirement of property and equipment, net	873	103	258
Stock-based compensation expense	7,748	3,277	626
Changes in operating assets and liabilities:
Inventories	(77,114)	17,813	(8,424)
Prepaid expenses	4,890	2,271	907
Other assets	2,304	(2,122)	15,158
Trade accounts payable	64,201	4,517	(12,812)
Income taxes payable	11,333	(10,997)	(3,051)
Accrued expenses and other liabilities	(14,627)	33,155	7,576
Operating lease right-of-use assets and liabilities	13,087	—	—
Deferred income taxes	(56,941)	1,555	(15,489)
Deferred rent expense	—	1,779	3,580

Net cash provided by (used in) operating activities	170,593	93,933	159,714

Cash flows from investing activities:
Acquisition of property and equipment	(63,681)	(34,602)	(33,722)
Acquisition of intangible assets	—	—	(130)
Proceeds from sale of intangible assets	—	—	257

Net cash provided by (used in) investing activities	(63,681)	(34,602)	(33,595)

Cash flows from financing activities:
Principal payments on Term Loan	(5,024)	(3,768)	(1,346)
Payments of debt issuance costs	—	(56)	(4,234)
Proceeds from revolving credit facilities	—	60,000	—
Principal payments on revolving credit facilities	—	(60,000)	—
Principal payments on finance leases	(1,366)	(549)	(536)
Dividends paid	—	—	(48)
Redemption of Redeemable Series A Preferred Units	(199,999)	(150,250)	—

Net cash provided by (used in) financing activities	(206,389)	(154,623)	(6,164)

Effect of foreign currency exchange rate changes on cash	(7,970)	2,472	2,488

Net increase (decrease) in cash, cash equivalents and restricted cash	(107,447)	(92,820)	122,443
Cash, cash equivalents and restricted cash, at beginning of period	179,146	271,966	149,523

Cash, cash equivalents and restricted cash, at end of period	$71,699	$179,146	$271,966

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

(in thousands)

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Supplemental disclosure of cash flow information:
Interest paid	$32,676	$43,472	$27,535
Income taxes paid	16,739	4,170	17,777
Income tax refunds	(3,344)	(18,876)	—

Non-cash supplemental financing activities:
Redeemable Series A Preferred Units issued for paid-in-kind dividend	$29,205	$38,679	$42,067
Increase in Term Loan from Debt Exchange	—	(177)	248,654
Redemption of preferred equity from Equity Exchange	—	—	15,074

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations—Claire’s Holdings LLC, a Delaware Limited Liability Company, and subsidiaries (collectively the “Company”), is a leading retailer of value-priced fashion accessories targeted towards young women, teens, tweens and kids. The Company has company-operated stores throughout the United States (“U.S.”), Puerto Rico, Canada and the U.S. Virgin Islands (collectively, “North America”), as well as the United Kingdom (“U.K.”), Switzerland, Austria, Germany, France, Ireland, Spain, Portugal, Netherlands, Belgium, Poland, Czech Republic, Hungary, Italy and Luxembourg (collectively, “Europe”). The following table summarizes company-operated stores by geography as of January 29, 2022 and January 30, 2021:

	January 29, 2022	January 30, 2021
North America	1,678	1,585
Europe	878	905

Total company-operated stores	2,556	2,490

The Company’s products are also available to customers through stores operated by franchise partners, stores operated by the Company’s broad base of concession partners, and online through Company-owned websites.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year – The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years ended January 29, 2022 (“Fiscal 2021”), January 30, 2021 (“Fiscal 2020”), and February 1, 2020 (“Fiscal 2019”) each consisted of a total of 52 weeks. References to years within the Notes to Consolidated Financial Statements relate to fiscal years rather than calendar years.

Basis of Presentation and Use of Estimates – The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, stock-based compensation, residual values and other items. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates and assumptions to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, including the ultimate financial impact of the COVID-19 pandemic, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Certain reclassifications were made to prior years’ amounts to conform with the classifications of such amounts in the most recent years.

Impact of the Coronavirus Pandemic—Since the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a pandemic on March 11, 2020, the Company has been adversely affected by the financial impacts of the pandemic, including stay-at-home orders, non-essential business closures, social distancing and other conditions that continue throughout its operating segments. The Company temporarily closed all of its stores during March 2020 to May 2020, which resulted in no revenues generated at the Company’s stores during that period. The Company began to reopen its stores beginning in May 2020, but temporarily closed certain stores again in North America (particularly in California, New York, Texas and certain Canadian provinces) and Europe from October to December 2020. As of January 30, 2021, approximately 53 and 568 stores were temporarily closed in North America and Europe, respectively. As of January 29, 2022, none of the Company’s stores were closed as a direct result of the COVID-19 pandemic and the Company had resumed sales at all of its concessions locations. Throughout the pandemic, some of the Company’s stores that remained in operation were subject to restrictions on the number of customers allowed in the stores. During store closures, the Company continued to effectively manage costs to preserve financial strength and liquidity through, for example, employee furloughs, executive pay reductions, rent payment negotiations and inventory management.

During 2020, the U.S. government enacted a number of emergency and continuing economic stimulus packages, including the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the Paycheck Protection Program Flexibility Act and the Consolidated Appropriations Act. These measures included spending and tax breaks to strengthen the U.S. economy and fund a nationwide effort to curtail the economic effects of COVID-19. In Canada, the government enacted the Canada Emergency Wage Subsidy and the Canadian Emergency Rent Subsidy, which partially subsidize employee wages and business rental payments, respectively. In the European Union (the “EU”), to help the recovery from the economic and social impact of the pandemic, EU leaders agreed on a €750 billion recovery fund called “Next Generation EU.” The Company has benefited from these governmental packages, including tax benefits in the United States, Canada and Europe. For example, in the United States, the Company has received relief from several programs, including approximately $2 million for employee retention credits; the Company was permitted to defer payment of approximately $5 million of employee FICA taxes to December 31, 2021 and December 31, 2022; and the Company was allowed additional interest deductions for tax purposes. In Canada, the Company has received approximately $2 million under the Canadian Emergency Wage Subsidy and the Canadian Emergency Rent Subsidy programs. In Europe, the Company has filed for and received approximately $13 million from a variety of government grants in many of the countries in which it operates. In addition, in March 2021, the U.S. government enacted the American Rescue Plan Act of 2021, as a result of which various stimulus payments were made, which the Company believes has had a positive impact on net sales in the United States during 2021.

The Company continues to assess the impact of COVID-19 on the assumptions and estimates used when preparing these financial statements including inventory valuation, lease accounting impacts, income taxes, and the impairment of long-lived store assets and operating lease assets. These assumptions and estimates are subject to change as the impact of the COVID-19 pandemic becomes more predictable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. At times, cash balances may exceed federally insured limits.

Restricted Cash—The Company’s restricted cash consists of cash that the Company is contractually obligated to maintain in an escrow account for the purpose of paying bankruptcy secured claims in accordance with the Company’s reorganization in October 2018.

Inventories—Merchandise inventories in North America are valued at the lower of cost or market, with cost determined using the retail method. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies used to value merchandise inventories include the development of cost-to-retail ratios, the groupings of homogeneous classes of merchandise, the development of shrinkage reserves and the accounting for retail price changes. Merchandise inventories in Europe are accounted for under the lower of cost or net realizable value method, with cost determined using the average cost method at an individual item level. Net realizable value is generally the merchandise selling price. Inventory valuation is impacted by the estimation of slow moving goods, shrinkage and markdowns. The estimate for the shrinkage reserve is based on historical results and can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Other Current Assets—Other current assets as of January 29, 2022 and January 30, 2021 included the following components (in thousands):

	January 29, 2022	January 30, 2021
Credit card receivables	$6,858	$5,563
Income taxes receivable	6,005	14,997
Store supplies	5,242	5,148
Concessions receivables	3,237	944
Franchise receivables	1,986	867
Gift card receivables	1,403	1,164
Other	7,819	8,505

Total other current assets	$32,550	$37,188

Property and Equipment—Property and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Amortization of leasehold improvements is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the terms of the respective leases. Maintenance and repair costs are charged to earnings while expenditures for major improvements are capitalized. Upon the disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts, with any resulting gain or loss included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Refer to Note 3, “Property and Equipment, Net” for further detail.

Leases—The Company adopted ASC 842, Leases (“ASC 842”), on January 31, 2021. Refer to discussion in the “Recent Accounting Pronouncements” section of this Note for further detail.

The Company determines if an agreement contains a lease at inception based on the Company’s right to the economic benefits of the underlying assets and its right to direct the use of those assets. The Company records lease liabilities for its finance and operating leases, which are initially recognized at the lease commencement date based on the present value of fixed future lease payments over the term of the lease. Lease terms include the non-cancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods, termination options and purchase options. Lease agreements with lease and non-lease components are combined as a single lease component for all classes of underlying assets. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement.

The Company’s leases do not provide information about the interest rate implicit in the lease. Therefore, the Company utilizes an incremental borrowing rate to calculate the present value of its future fixed lease payments over the term of the lease. The incremental borrowing rate represents an estimate of the rate of interest the Company would pay to borrow an amount equal to the lease payments on a fully collateralized basis over the term of a lease within a particular currency environment. Significant judgment is used in determining the incremental borrowing rate related to estimates for credit rating, credit spread and the impact of collateral. The Company developed its incremental borrowing rates at a lease portfolio level.

The Company also records right-of-use (“ROU”) assets for finance and operating leases, which are initially measured based on the value of the lease liability adjusted for any prepayments, initial direct costs from executing the leases, and/or amounts received from the lessor as incentives or tenant improvement allowances. The Company has elected not to recognize ROU assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Refer to Note 4, “Leases” for further detail.

Lease Modifications and COVID-19—In April 2020, the FASB staff issued guidance which allows entities to make an election to account for certain rent concessions arising from the effects of COVID-19 as if enforceable rights and obligations related to the concessions exists in the underlying lease agreements. The election is only applicable for lessor-provided rent concessions (e.g., deferrals of lease payments, cash payments made to the lessee, reduced future lease payments) related to the effects of COVID-19 which do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

As a result of COVID-19, certain leased retail store locations were subject to temporary closure during fiscal 2020. During the store closures and for the remainder of 2020, the Company negotiated for rent concessions on certain leases in the form of rent deferrals, rent abatements, and lease amendments that extended the lease term. While the majority of stores have since reopened, the Company continues to negotiate and receive rent concessions for certain store locations where operations remain impacted by COVID-19.

The Company has invoked the accounting elections provided by the FASB staff and accounted for any rent concessions in the form of rent forgiveness as reductions to variable lease cost in the period in which the concession is received. The Company has not applied the FASB accounting elections to rent concessions in the form of deferred payments. As such, the Company has continued to recognize expense during the deferral periods based on contractual terms of the lease agreements. As of January 30, 2021, unpaid amounts related to deferred rent payments were $43.7 million and were included as a component of “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. Following the adoption of ASC 842, unpaid amounts related to deferred rent payments were included as a component of “Current portion of long-term operating lease liabilities” on the Consolidated Balance Sheets. As of January 29, 2022, unpaid amounts related to deferred rent payments were $7.9 million.

All other forms of rent concessions followed our normal accounting policy for lease modifications.

Goodwill and Intangible Assets—At January 29, 2022 and January 30, 2021, goodwill represents the excess of reorganization value over fair value of identified tangible and intangible assets as of the date of the Company’s reorganization in October 2018. Intangible assets with indefinite lives primarily consist of tradenames.

In accordance with ASC 350, Intangibles—Goodwill and Other, the carrying value of goodwill and intangible assets with indefinite lives are evaluated for possible impairment on an annual basis or more frequently when events or circumstances may make it more likely than not that an impairment has occurred. Goodwill and intangible assets with indefinite lives are assigned to reporting units for purposes of impairment testing. Goodwill and intangible assets with indefinite lives are tested for impairment annually at the end of the fiscal month of October.

The Company evaluates qualitative factors to determine if it is more likely than not that the fair value of a reporting unit or intangible asset with an indefinite life is less than its carrying value and whether it is necessary to perform the quantitative impairment test. If required, the quantitative goodwill impairment test involves a comparison of each reporting unit’s or intangible assets with indefinite lives’ fair values to its carrying value. If the carrying value of a reporting unit or an intangible asset with an indefinite life exceeds its fair value, an impairment loss is recognized in an amount equal to such excess. No impairment charges related to goodwill or intangible assets with indefinite lives were recorded during any of the periods presented in the Consolidated Financial Statements.

Definite-lived intangible assets are recorded on the basis of cost with amortization computed utilizing the straight-line method over the assets’ estimated useful lives. The Company’s definite-lived intangible assets, which consist primarily of franchise and concession agreements, are considered long-lived assets. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 5 to 18 years.

Refer to Note 5, “Goodwill and Intangible Assets” for further detail.

Capitalized Software—The Company adopted Accounting Standards Update 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), on January 31, 2021. Refer to discussion in the “Recent Accounting Pronouncements” section of this Note for further detail.

The Company capitalizes certain implementation costs related to hosting arrangements that are service contracts (cloud computing arrangements). As of January 29, 2022, capitalized implementation costs of hosting arrangements that are service contracts were $20.5 million and were included as a component of “Other assets” on the Consolidated Balance Sheet. As of January 30, 2021, capitalized implementation costs of hosting arrangements that are service contracts were $2.4 million and were included as a component of “Property and equipment, net” on the Consolidated Balance Sheet.

Amortization expense is computed using the straight-line method over the term of the hosting arrangement and is included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss). Amortization expense was $0.1 million for Fiscal 2021.

Impairment of Long-Lived Assets—In accordance with ASC 360, Property, Plant and Equipment, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. ROU assets are tested for impairment in the same manner as long-lived assets. Recoverability of long-lived assets to be held and used is measured by a comparison of the net book value of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or asset group. The fair value is estimated based on discounted future cash flows expected to result from the use and eventual disposition of the asset or asset group using a rate that reflects the operating segment’s average cost of capital. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. No impairment charges related to long-lived assets were recorded during any of the periods presented in the Consolidated Financial Statements.

Asset Retirement Obligations—An asset retirement obligation (“ARO”) represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. In accordance with ASC 410, Asset Retirement and Environmental Obligations, the Company recognizes AROs at fair value during the period in which they are incurred if a reasonable estimate of fair value can be made. AROs are capitalized as part of the carrying amount of the long-lived asset to which they relate, and are depreciated on a straight-line basis over the estimated useful life of the long-lived asset.

The Company’s AROs are primarily associated with the retirement of leasehold improvements under store and warehouse leases. The Company had AROs of $3.8 million and $3.9 million as of January 29, 2022 and January 30, 2021, respectively, which were included as a component of “Other non-current liabilities” on the Company’s Consolidated Balance Sheets.

Self-Insurance Liabilities—The Company uses a combination of insurance and self-insurance mechanisms for certain losses related to employee medical benefits and worker’s compensation. Costs for self-insurance claims filed and claims incurred but not reported are accrued based on known claims and historical experience and are included as a component of “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. Management believes that it has adequately reserved for its self-insurance liability, which is capped by stop loss contracts with insurance companies. However, any significant variation of future claims from historical trends could cause actual results to differ from the accrued liability.

Accrued Expenses and Other Current Liabilities—Accrued expenses and other current liabilities as of January 29, 2022 and January 30, 2021 included the following components (in thousands):

	January 29, 2022	January 30, 2021
Compensation and benefits	$51,576	$34,717
Gift cards and certificates	24,190	19,322
Sales and local taxes	13,116	6,437
Store rent(1)	3,360	12,146
Professional fees	3,328	9,997
Accrued interest payable	2,384	340
Dividends payable	296	17,790
Rent payment deferrals(2)	—	43,672
Other	24,094	10,475

Total accrued expenses and other current liabilities	$122,344	$154,896

(1)	As of January 29, 2022, this represented variable lease payments outside the scope of ASC 842.
(2)

Upon adoption of ASC 842, rent payment deferrals were reclassified as a component of “Current portion long-term operating lease liabilities” on the Consolidated Balance Sheets. As of January 29, 2022, remaining rent payment deferrals were $7.9 million.

Derivative Instruments—The Company evaluates any convertible debt or equity contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 815, Derivatives and Hedging. If an embedded derivative is required to be bifurcated, it is recognized as a liability on the Consolidated Balance Sheets and measured at fair value on a recurring basis. Changes in fair value are recorded as “Loss (gain) on Derivative Liability” on the Consolidated Statements of Operations and Comprehensive Income (Loss). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then reclassified to equity.

In circumstances where an embedded conversion option in a convertible instrument is required to be bifurcated and/or there are multiple embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Refer to Note 6, “Redeemable Series A Preferred Units” for further detail.

Revenue Recognition—The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the customer. Transfer of control occurs once a customer has the ability to direct the use of and obtain substantially all of the benefits from the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Merchandise

The majority of the Company’s revenue is generated from the sale of products in company-operated or concessions retail partner stores. These sales generally have one single performance obligation and revenue is recognized at the point of sale. However, discounts and incentives issued at the point of sale to entice a customer to a future purchase are treated as a separate performance obligation. As such, the Company allocates a portion of revenue generated from the point of sale to each of the additional performance obligations separately using explicitly stated amounts or best estimates using historical data.

The Company also sells merchandise online (“e-commerce”) and to franchise partners. These sales generally have one single performance obligation and revenue is recognized upon shipment of the merchandise. Any shipping and handling fees charged to the customer are recognized as revenue, while any shipping and handling costs are recognized as cost of sales. Shipping and handling costs include shipping supplies, related labor costs and third-party shipping costs. Franchise fees the Company charges under franchising agreements are included as a component of “Other income, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Revenue does not include taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. Sales-related taxes are included as a component of “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. Revenue is also recognized net of estimated merchandise returns. The Company generally provides refunds, issued in the form of original payment, for merchandise returns within 60 days from the original purchase date in North America and within 28 days from the original purchase date in Europe. Payment for merchandise is tendered primarily by cash, check, credit card, debit card, gift card or alternative payment methods.

Merchandise returns

The Company estimates merchandise returns using historical data and recognizes an allowance which reduces net sales and cost of sales. The liability for merchandise returns is included as a component of “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets and was $0.6 million as of January 29, 2022 and January 30, 2021, respectively.

Gift cards

The Company only offers no-fee, non-expiring gift cards to its customers. The Company does not recognize revenue at the time gift cards are sold or issued; rather, the Company records a liability for the cash value of gift cards sold or issued within “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. Revenue from the sale or issuance of gift cards is recognized at the time the gift card is redeemed for products or services. Based on historical experience, a certain amount of gift cards will not be redeemed (also referred to as “breakage”). The Company estimates gift card breakage revenue over time in proportion to actual gift card redemptions. Gift card breakage revenue was $1.8 million, $1.7 million and $2.4 million in Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, and is included as a component of “Net sales” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Loyalty program

The Company launched the Claire’s® Rewards loyalty program (the “rewards loyalty program”) in the United States in November 2020 and in the United Kingdom and Ireland in September 2021. The rewards loyalty program allows customers to accumulate points based upon purchase activity and earn rewards by reaching certain point thresholds. The Company issues redeemable certificates to customers as certain point thresholds are achieved. Based on the rewards loyalty program policies, points expire twelve months after the date earned and certificates expire ninety days after the date of issuance. Certificates generated from the rewards loyalty program provide a material right to customers and represent a separate performance obligation. Rewards loyalty program points are accrued at the standalone value per point, net of estimated breakage, and are included as a component of “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. Revenue from the rewards loyalty program is recognized when customers redeem certificates or when certificates or points expire.

Cost of Sales, Buying and Occupancy Expenses—Cost of sales consists of merchandise costs, inbound and outbound freight charges, purchasing costs and inspection costs. Cost of sales also includes merchandise markdowns and provisions for inventory obsolescence and shrinkage. Buying and occupancy expenses consist of compensation, employee benefit expenses and travel and entertainment for our buyers and certain senior merchandising executives; shipping and handling costs; and rent and utilities related to our stores, corporate headquarters and other office space. Gross profit is the difference between total net sales and cost of sales, buying and occupancy expenses.

Selling, General, and Administrative Expenses—Selling, general and administrative expenses primarily consist of compensation and employee benefit expenses, including salaries, incentives and related benefits associated with our stores and corporate headquarters. Selling, general and administrative expenses also include distribution center costs, marketing and advertising costs, supplies for stores and offices, communication costs, travel and entertainment, commissions paid to concessions retail partners, and services purchased. The cost of the Company’s distribution centers was $17.6 million, $10.9 million, and $13.6 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively.

Advertising Costs—Advertising costs, which primarily relate to in-store marketing, mall association dues and digital interactive media, are expensed as incurred and are included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss). Advertising costs were $16.2 million, $13.0 million, and $9.1 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively.

Store Opening Costs—Store opening costs, which primarily consist of advertising, supplies, and payroll expenses, are expensed as incurred and are included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Interest Expense—Interest expense primarily consists of interest expense related to the Company’s long-term debt and finance leases, as well as interest income from cash and cash equivalents.

Income Taxes—The Company accounts for income taxes under the provisions of ASC 740, Income Taxes, which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) in the period during which the new legislation is enacted. Valuation allowances are established to reduce the carrying amounts of deferred tax assets to the amounts expected to be realized unless it is more likely than not that such assets will be realized in full. The Company considers projected future taxable income and the availability of tax planning strategies in determining the need for valuation allowances.

The Company is subject to tax audits in numerous jurisdictions, including the United States, individual states and localities, and internationally. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the Internal Revenue Service (“IRS”) and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. Income tax benefits related to uncertain tax positions are recognized only when it is more likely than not that the position will be sustained upon examination by the tax authorities. This determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant tax authority that has full knowledge of all relevant information. Penalties and interest related to unrecognized tax benefits are included as a component of “Interest expense, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

The calculation of deferred tax assets and liabilities, as well as the decisions to establish valuation allowances and recognize an income tax benefit from an uncertain tax position requires management to make estimates and assumptions. The Company believes that its estimates and assumptions are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances or net income (loss).

Refer to Note 11, “Income Taxes” for further detail.

Stock-Based Compensation—The Company recognizes stock-based compensation expense in accordance with ASC 718, Compensation—Stock Compensation. The Company measures the cost of services received from employees and directors in exchange for an award of equity instruments based on the fair value of the award on the date of grant. For service-based awards, stock-based compensation expense is recorded on a straight-line basis over the requisite service period. For performance-based awards, stock-based compensation expense is recorded based upon the number of shares expected to be issued when it becomes probable that performance targets required to receive the awards would be achieved. The Company recognizes the impact of forfeitures as they occur. Stock-based compensation expense is included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Refer to Note 12, “Stock-Based Compensation” for further detail.

Foreign Currency Translation—The functional currency of each of the Company’s foreign operations is generally the respective local currency. In accordance with ASC 830, Foreign Currency Matters, the Company translates assets and liabilities denominated in foreign currencies into United States dollars (“USD”) (the reporting currency) at fiscal year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. Equity accounts are translated at historical exchange rates. Translation adjustments are not included in determining net income but are included as a component of “Accumulated other comprehensive income (loss), net of tax” on the Consolidated Balance Sheets. Transaction gains and losses resulting from intercompany loans of a long-term investment nature are also included as a component of “Accumulated other comprehensive income (loss), net of tax” on the Consolidated Balance Sheets. Gains and losses that arise from exchange rate fluctuations on transactions denominated in foreign currencies other than the local functional currency are included as a component of “Other income, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Foreign currency transaction losses (gains) were $2.7 million, ($0.2) million, and $1.4 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively, and are included as a component of “Other income, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Comprehensive Income (Loss)—Comprehensive income (loss) represents a measure of all changes in stockholder’s accumulated earnings (deficit) except for changes resulting from transactions with stockholders in their capacity as stockholders. The Company’s total comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and gain (loss) on intra-entity foreign currency transactions. Amounts included in “Comprehensive income (loss)” are recorded net of income taxes.

Recent Accounting Pronouncements—The Company considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board (“FASB”) on its Consolidated Financial Statements. ASUs not listed below were either not applicable, did not have a significant impact when adopted, or are not expected to have a significant impact on the Consolidated Financial Statements upon adoption.

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02 which established ASC 842. ASU 2016-02 was subsequently amended by ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Targeted Improvements; ASU 2018-20, Narrow-Scope Improvements for Lessors; ASU 2019-01, Codification Improvements; ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments; and ASU 2021-09, Discount Rate for Lessees That Are Not Public Business Entities.

ASC 842 establishes a right-of-use model which requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as either financing or operating, with classification affecting the pattern and classification of expense recognition in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company adopted ASC 842 on January 31, 2021 and utilized the optional transition method, which allowed for prospective application of the standard. The Company elected the package of practical expedients permitted under the standard’s transition guidance, which allowed the Company to maintain its prior conclusions about lease identification, lease classification, and initial direct costs for any leases that existed prior to adoption of the standard. The Company also elected to use the go-forward practical expedient to not separate non-lease components from lease components as it pertains to all leases. The Company also elected to use the short-term lease recognition exemption for all leases that qualify.

The adoption of ASC 842 resulted in the recognition of $406.0 million and $447.0 million of operating lease ROU assets and operating lease liabilities, respectively, on the Company’s Consolidated Balance Sheet as of January 31, 2021. The difference of $41.0 million between operating lease ROU assets and operating lease liabilities recognized upon adoption of ASC 842 was attributable to the reclassification of existing lease intangibles, tenant allowances, and prepaid and deferred rent balances as components of operating lease ROU assets, as well as the reclassification of existing accrued and deferred rent payments as components of operating lease liabilities as of January 31, 2021. The adoption of ASC 842 did not result in a material impact to the Consolidated Statements of Operations and Comprehensive Income (Loss) or Consolidated Statements of Cash Flows.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU requires certain implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same provisions of authoritative guidance for internal-use software, and amortized over the non-cancellable term of the cloud computing arrangements plus any option renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. Effective January 31, 2021, the Company adopted the provisions of ASU 2018-15 using a prospective approach for implementation costs incurred subsequent to the date of adoption. Upon adoption of this ASU, the Company reclassified $2.4 million of existing capitalized implementation costs related to hosting arrangements that are service contracts from “Property and equipment, net” to “Other non-current assets” on the Consolidated Balance Sheets. The Company capitalized an additional $18.1 million of implementation costs related to hosting arrangements that are service contracts in Fiscal 2021.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (“LIBOR”). This ASU also includes practical expedients for contract modifications due to reference rate reform. This ASU is effective March 12, 2020 through December 31, 2022. Other than the Company’s existing debt agreements, which include the use of alternate rates when LIBOR is not available, the Company does not have any existing contracts or financial instruments that will be affected by reference rate reform. As such, the Company does not expect that reference rate reform will have a material impact on its Consolidated Financial Statements.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. This ASU is effective for non-SEC filers for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. The Company expects to adopt ASU 2016-13 in the fiscal year beginning January 29, 2023 and is currently assessing the impact, if any, the guidance will have on its Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing income tax accounting guidance in ASC 740 as part of the FASB’s simplification initiative. This ASU is effective for non-public business entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company will adopt ASU 2019-12 in the fiscal year ending January 28, 2023 and does not expect the adoption will have a material impact on its Consolidated Financial Statements.

3. PROPERTY AND EQUIPMENT, NET

The major classes of property and equipment, net as of January 29, 2022 and January 30, 2021 were as follows (in thousands):

	January 29, 2022	January 30, 2021
Furniture, fixtures and equipment	$144,420	$110,939
Leasehold improvements	135,505	115,829

Property and equipment, at cost	279,925	226,768
Less: Accumulated depreciation and amortization	(125,899)	(88,436)

Property and equipment, net	$154,026	$138,332

Depreciation and amortization expense related to property and equipment was $44.4 million, $42.5 million, and $38.9 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively.

4. LEASES

The Company leases its retail stores, certain offices and warehouse space, and certain equipment throughout the U.S. and internationally. These leases are generally classified as operating leases.

Most lease agreements covering retail store space contain minimum base rental payments and lessor incentives such as tenant improvement allowances and rent holidays. Additionally, the Company is typically responsible for tenant occupancy costs including maintenance costs, common area charges, real estate taxes, and certain other expenses. Certain leases may contain variable lease payments, such as rent based on a percentage of net sales, and may be subject to a breakpoint threshold of fixed rent. Variable lease payments, other than those that depend on an index or a rate, are not included in the measurement of lease liabilities.

Operating and finance lease costs (including short-term lease costs) are recognized on a straight-line basis over the lease term, while variable lease costs are recognized as incurred. Lease costs are principally included as a component of “Cost of Sales, Occupancy and Buying Expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Total lease costs consisted of the following components in Fiscal 2021 (in thousands):

	Statement of Operations and Comprehensive Income (Loss) Classification	Fiscal Year Ended January 29, 2022
Operating lease costs	Cost of sales, buying and occupancy expenses	$167,291
Finance lease costs:
Amortization of ROU assets	Depreciation and amortization	1,962
Interest on lease liabilities	Interest expense, net	2,140
Variable lease costs	Cost of sales, buying and occupancy expenses	50,985
Short-term lease costs	Cost of sales, buying and occupancy expenses	1,255

Total lease costs		$223,633

Other information related to leases was as follows in Fiscal 2021 (in thousands):

Fiscal Year Ended January 29, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$166,961
Financing cash flows from finance leases	1,366

Supplemental non-cash information on lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$42,223

Some leases include renewal or extension options, which the Company can exercise at its discretion and are not reasonably certain at the lease commencement date. Some leases also include early termination options, which can be exercised under specific conditions. When measuring ROU assets and lease liabilities, the Company only includes future fixed lease payments related to options to extend or terminate leases when those options are reasonably certain to be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The average remaining lease term and discount rate, weighted by outstanding lease liability as of January 29, 2022, was as follows:

January 29, 2022
Weighted average remaining lease term (in years)(1):
Operating leases	4.0
Finance leases	8.0
Weighted average discount rate:
Operating leases	7.7%
Finance leases	12.6%

(1)

Excludes leases with no outstanding lease liability as of January 29, 2022, which primarily consists of: (a) leases with a term of less than 12 months; and (b) leases containing only variable lease payments that do not depend on an index or rate. As of January 29, 2022, the Company’s average remaining lease commitment on its existing real estate portfolio in North America was less than 26 months, and the Company’s average remaining lease commitment on its existing real estate portfolio in Europe was less than 22 months.

As of January 29, 2022, future minimum lease payments under the Company’s lease liabilities were as follows (in thousands):

Fiscal Year	Operating Leases	Finance Leases
2022	$135,139	$2,721
2023	86,432	2,775
2024	53,655	2,831
2025	34,319	2,887
2026	22,345	2,945
Thereafter	37,297	8,412

Total undiscounted future minimum lease payments	369,187	22,571

Less: imputed interest	(50,814)	(9,052)

Present value of lease liabilities	318,373	13,519

Less: current portion of lease liabilities	(116,063)	(523)

Long-term lease liabilities	$202,310	$12,996

The Company adopted ASC 842 as of January 31, 2021. Prior period amounts have not been adjusted and continue to be reported in accordance with historical accounting treatment. In accordance with the transition guidance within ASC 842, the following tables provide disclosures related to Fiscal 2020 and Fiscal 2019 as required under ASC 840, Leases. Refer to Note 2, “Summary of Significant Accounting Policies” for further detail about the Company’s adoption of ASC 842.

Rent expense consisted of the following in Fiscal 2020 and Fiscal 2019 (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Minimum store rentals	$154,549	$174,297
Store rentals based on net sales	5,730	6,413
Other rental expense	8,622	6,981

Total rent expense (1,2)	$168,901	$187,691

(1)	Includes lease abatements accounted for as reductions to rent expense under the COVID-19 expedient of $13.2 million in Fiscal 2020.
(2)	Certain prior year balances have been reclassified to conform to current year presentation. The reclassification had no effect on reported results of operations.

As of January 31, 2021, leased property under capital lease was as follows (in thousands):

January 31, 2021
Land and building	$21,850
Less: Accumulated depreciation	(4,189)

Total leased property under capital lease	$17,661

Depreciation expense related to leased property under capital lease was $2.0 million and $2.0 million in Fiscal 2020 and Fiscal 2019, respectively.

As of January 30, 2021, the Company’s capital lease obligations were as follows for each of the following fiscal years (in thousands):

Fiscal Year
2021	$2,660
2022	2,714
2023	2,768
2024	2,823
2025	2,878
Thereafter	11,327

Total	25,170

Imputed interest	(10,286)

Present value of minimum capital lease principal payments	14,884
Current portion	875

Long-term capital lease obligation	$14,009

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill as of January 29, 2022 and January 30, 2021 by reporting unit was as follows (in thousands):

	North America	Europe	Total
Goodwill	$618,277	$101,393	$719,670

The carrying values and accumulated amortization of identifiable intangible assets as of January 29, 2022 and January 30, 2021 were as follows (in thousands):

		January 29, 2022		January 30, 2021
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:
Concession agreements	5	$73,866	$(49,189)	$74,403	$(34,704)
Franchise agreements	10 to 18	44,100	(13,016)	44,100	(10,190)
Favorable lease obligations (1)	10	—	—	24,498	(5,757)
Other (2) (3)	5 to 10	38,577	(12,000)	40,712	(4,910)

Total definite-lived intangible assets		156,543	(74,205)	185,713	(55,561)

Indefinite-lived intangible assets:
Tradenames		310,871	—	310,886	—

Total intangible assets, net		$467,414	$(74,205)	$494,559	$(55,561)

(1)

Upon adoption of ASC 842, previously recognized assets and liabilities relating to favorable or unfavorable terms of operating leases were derecognized and included as a component of “Operating lease right-of-use assets” on the Consolidated Balance Sheets.

(2)	Amounts include estimated residual values related to key money arrangements and not subject to amortization of $17,368 and $17,353 as of January 29, 2022 and January 30, 2021, respectively.
(3)	Certain prior year balances have been reclassified to conform to the current year presentation. The reclassification had no effect on reported results of operations.

Amortization expense related to definite-lived intangible assets was $24.2 million, $26.9 million, and $18.9 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively.

As of January 29, 2022, the remaining net amortization of definite-lived intangible assets by fiscal year was as follows (in thousands):

Fiscal Year
2022	$20,491
2023	14,666
2024	3,886
2025	3,559
2026	3,267
Thereafter	19,100

Total	$64,970

6. REDEEMABLE SERIES A PREFERRED UNITS

On October 12, 2018 (the “effective date”), in conjunction with its corporate reorganization, the Company issued 400,000 units of Series A Participating Preferred Units (“Redeemable Series A Preferred Units”) to certain holders of first lien debt obligations of Claire’s Stores, Inc. in exchange for $250.0 million in cash. The Redeemable Preferred Series A Units had a stated value of $400.0 million or $1,000 per unit.

Dividend Rights

The Redeemable Series A Preferred Units rank senior to units of the Company’s common equity, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Redeemable Series A Preferred Units have a liquidation preference of $1,000 per unit. Holders of Redeemable Series A Preferred Units are entitled to a cumulative dividend at the rate of 14% per annum (“Series A Preferred Return”), payable within 30 days of each fiscal quarter end through October 12, 2038. The Series A Preferred Return continues to accrue on each Redeemable Series A Preferred Unit regardless of whether or not the Company declares and pays a dividend. Holders of Redeemable Series A Preferred Units can collectively elect to receive payment of the Series A Preferred Return in cash. If no such election is made, the Series A Preferred Return is paid in-kind through the issuance of additional Redeemable Series A Preferred Units. The Company issued 89,450, 71,155, and 63,227 Redeemable Series A Preferred Units in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively, as in-kind payments of the Series A Preferred Return. There were no cash dividends declared or paid on Redeemable Series A Preferred Units during Fiscal 2021, Fiscal 2020 or Fiscal 2019.

Conversion Features

The Redeemable Series A Preferred Units are convertible, at the option of the holders at any time, into Common Units at a conversion price of $1,000 per unit and a conversion rate of 1 Common Unit per Redeemable Series A Preferred Unit. The Company determined that the nature of the Redeemable Series A Preferred Units was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Redeemable Series A Preferred Units. As such, the conversion options were not required to be bifurcated from the host under ASC 815, Derivatives and Hedging.

Redemption Features

Upon a qualified initial public offering (“Qualified IPO”) or certain change of control events involving the Company, the Redeemable Series A Preferred Units are mandatorily redeemable at an amount in cash equal to the sum of the liquidation preference of the Redeemable Series A Preferred Units, all accrued but unpaid dividends, and the present value of any remaining Series A Preferred Return through the twentieth anniversary of the effective date, assuming the Company chose to pay such dividends in cash (the “make-whole premium”). A Qualified IPO is defined as any firm, committed IPO of Units pursuant to an effective registration statement on the Nasdaq Global Market, the New York Stock Exchange or other agreed internationally recognized exchange resulting in (i) at least $200 million of gross proceeds to the Company and (ii) pre-money equity value of at least $1.4 billion.

Since redemption of the Redeemable Series A Preferred Units is contingently or optionally redeemable and therefore not certain to occur, the Redeemable Series A Preferred Units are not required to be classified as a liability under ASC 480, Distinguishing Liabilities from Equity. As the Redeemable Series A Preferred Units are redeemable in certain circumstances at the option of the holder and redeemable in certain circumstances upon the occurrence of an event that is not solely within the Company’s control, the Company has classified the Redeemable Series A Preferred Units in mezzanine equity on the Consolidated Balance Sheets.

As noted above, the Company determined that the nature of the Redeemable Series A Preferred Units was more akin to an equity instrument. However, the Company determined that the economic characteristics and risks of the embedded make-whole premium was not clearly and closely related to the Redeemable Series A Preferred Units. Therefore, the Company assessed the make-whole premium further and determined that it met the definition of a derivative under ASC 815, Derivatives and Hedging. Accordingly, the Company bifurcated the embedded make-whole premium from the host contract and accounts for it as a freestanding derivative liability. The Company measures and records its derivative liability at fair value on a recurring basis. Refer to Note 8, “Fair Value Measurements” for further detail.

On November 2, 2020, the Company redeemed 52,959 Redeemable Series A Preferred Units at a redemption price of $2,837 per unit for a total redemption amount of $150.3 million. On April 9, 2021, the Company redeemed 28,691 Redeemable Series A Preferred Units at a redemption price of $2,614 per unit for a total redemption amount of $75.0 million. On December 14, 2021, the Company redeemed 46,981 Redeemable Series A Preferred Units at a redemption price of $2,661 per unit for a total redemption amount of $125.0 million. The redemption prices were equal to the stated value of each unit plus a redemption premium based upon the present value, as of the redemption date, of the remaining Series A Preferred Return due through October 12, 2038.

Voting Rights

Common and preferred units may be issued by the Company as full-voting or reduced-voting units. Holders of full-voting Redeemable Series A Preferred Units are entitled to vote with holders of full-voting Common Units on an as-converted basis. Holders of reduced-voting Common Units and reduced-voting Redeemable Series A Preferred Units are entitled to one-tenth of a vote for each unit held.

Registration Rights

Holders of Redeemable Series A Preferred Units have certain customary registration rights with respect to the Redeemable Series A Preferred Units and the Common Units into which they are converted, pursuant to the terms of a registration rights agreement.

7. LONG-TERM DEBT, NET

Long-term debt consisted of the following as of January 29, 2022 and January 30, 2021 (in thousands):

	January 29, 2022	January 30, 2021
Current portion of long-term debt:
Term Loan	$5,024	$5,024
Unamortized debt issuance cost	(410)	(410)

Total current portion of long-term debt, net	$4,614	$4,614

Long-term debt:
Term Loan	$488,619	$493,644
Unamortized debt issuance cost	(1,607)	(2,017)

Total long-term debt, net	$487,012	$491,627

Exit Term Loan and Exchange Offers

On October 12, 2018, the Company entered into a term loan credit agreement (the “Exit Term Loan Agreement”), among the Company and Wilmington Trust, N.A., as Administrative Agent and Collateral Agent, providing for a $250.0 million aggregate principal loan (the “Exit Term Loan”) maturing on October 12, 2038. The Exit Term Loan bore interest at a rate of LIBOR plus 7.25% per annum, payable quarterly.

On December 18, 2019, the Company consummated an offer to exchange the $250.0 million Exit Term Loan for a new term loan (the “Debt Exchange”). In addition, on December 18, 2019, the Company consummated an offer to exchange 10,049 of its Redeemable Series A Preferred Units, including accrued Series A Preferred Return, for $1,500 of the new term loan for each unit tendered (the “Equity Exchange” and together with the Debt Exchange, the “Exchanges”). The Exchanges resulted in a new term loan with an aggregate principal balance of $502.4 million.

The Company recognized a $250.6 million loss on early debt extinguishment attributed to payment of a make-whole premium feature included in the Exit Term Loan and the write-off of unamortized debt financing costs in connection with the Debt Exchange. The following is a summary of the loss on early debt extinguishment in Fiscal 2019 (in thousands):

Fiscal Year Ended February 1, 2020
Make-whole premium payment	$238,708
Write-off of unamortized debt financing costs	11,880

Loss on early debt extinguishment	$250,588

Interest expense on the Exit Term Loan was $21.8 million in Fiscal 2019 and is included as a component of “Interest expense, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Term Loan

On December 18, 2019, in connection with the Exchanges, the Company entered into a term loan credit agreement (the “Term Loan Agreement”), among the Company, the lenders party thereto and

JP Morgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, providing for a $502.4 million aggregate principal loan (the “Term Loan”) maturing on December 18, 2026. Principal repayments are due on the last business day of each March, June, September and December in an amount per payment equal to 0.25% of the principal amount. Each borrowing under the Term Loan Agreement bears interest at a rate equal to a base rate plus a margin. The Company has the option to choose from two base rates: The Adjusted LIBOR Rate and the Alternate Base Rate (“ABR”). The margin under the Term Loan Agreement is 6.50% for Adjusted LIBOR Rate borrowings and 5.50% for ABR borrowings.

Interest expense on the Term Loan was $33.0 million, $38.0 million, and $5.2 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively, and is included as a component of “Interest expense, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Refer to Note 8, “Fair Value Measurements” for fair value disclosure on long-term debt.

As of January 29, 2022, principal maturities of long-term debt were as follows for each of the following fiscal years (in thousands):

Fiscal Year
2022	$5,024
2023	5,024
2024	5,024
2025	5,024
2026	473,547
Thereafter	—

Total	$493,643

Revolving credit facilities

On January 24, 2019, the Company and certain of its U.S. and U.K. subsidiaries entered into a five-year ABL Credit Agreement with Citibank, N.A., as administrative agent and collateral agent, and the lenders party thereto. The ABL Credit Agreement provides senior secured revolving credit for loans and letters of credit up to $75.0 million (the “Revolving ABL Facility”), subject to a borrowing base that is comprised of the Company’s eligible accounts receivable and inventory. The Revolving ABL Facility includes a swing-line sub-facility, a multicurrency sub-facility and the option to expand the facility by up to $50.0 million. The funds available under the Revolving ABL Facility may be used for working capital and other general corporate purposes.

The Revolving ABL Facility provides for interest on borrowings, at the Company’s option, at either (i) adjusted LIBOR, CDOR or EURIBOR, or (ii) an adjusted ABR plus an applicable margin. Depending on the type of borrowing, interest on the Revolving ABL Facility is payable monthly, quarterly or at the end of the interest period. A commitment fee of 0.375% per annum is payable quarterly on the unused portion of the Revolving ABL Facility.

All obligations under the Revolving ABL Facility are unconditionally guaranteed by the Company and certain of its U.S. and U.K. subsidiaries. The obligations under the Revolving ABL Facility are secured by a first-priority security interest in inventory, accounts receivable and certain other assets of the Company and certain of its U.S. and U.K. subsidiaries. The ABL Credit Agreement contains customary representations and warranties, negative and affirmative covenants and provisions relating to events of default.

The Company was in compliance with the terms of the ABL Credit Agreement as of January 29, 2022 and expects to remain in compliance for the next twelve months. No borrowings were outstanding under the ABL Credit Facility as of January 29, 2022. The Company had $5.0 million outstanding in standby letters of credit, which reduce the funds available under the ABL Credit Facility, as of January 29, 2022.

Interest expense on the ABL Credit Facility was $0.0 million, $0.8 million, and $0.0 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively, and is included as a component of “Interest expense, net” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company also maintains multiple agreements with third parties that make unsecured revolving credit facilities available for the Company’s non-U.S. subsidiaries (the “Foreign Facilities”). The Foreign Facilities are uncommitted and had a total capacity of $2.5 million as of January 29, 2022. The Foreign Facilities are used for working capital requirements, letters of credit and various guarantees, and have been arranged in accordance with customary lending practices in the respective country of operation. As of January 29, 2022, there were no borrowings under the Foreign Facilities. There were $1.6 million in bank guarantees issued and outstanding, which reduced the borrowing availability to $0.9 million as of January 29, 2022.

8. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of fair value measurements into a three-level hierarchy based on the priority of inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the categorization is based on the lowest priority input that is significant to the fair value measurement of the instrument. Financial instruments recorded at fair value on the Consolidated Balance Sheets or disclosed in the related notes are categorized based on inputs to the valuation techniques as follows:

•	Level 1 — Quoted prices (unadjusted) for identical assets and liabilities in active markets.

•

Level 2 — Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instrument.

Financial instruments recorded at fair value on a recurring basis

The Company measures the fair value of its derivative liability on a recurring basis on the Consolidated Balance Sheets. Using a Black-Scholes option pricing model, the Company estimates the probability of equity appreciating above the Qualified IPO pre-money equity value of $1.4 billion based on an estimated equity value as of the valuation date and a volatility assumption derived from implied volatilities for a group of publicly-traded comparable companies. The probability of being eligible for a Qualified IPO is then multiplied by the probability of an IPO occurring during each remaining period through October 12, 2038. The Company also estimates the probabilities of a change in control event occurring during each remaining period through October 12, 2038. The present value of the make-whole premium is estimated for each potential prepayment period over the remaining term through October 12, 2038 and then multiplied by the probability of a Qualified IPO or change in control event occurring during each prepayment period over the remaining term through October 12, 2038. The total estimated derivative liability is the probability-weighted sum of the present value of the make-whole premium, discounted to present value using the Company’s cost of borrowing. The derivative liability is classified as level 3 on the fair value hierarchy.

The following table shows the derivative liability measured at fair value on a recurring basis, by level within the fair value hierarchy (in thousands):

		Fair Value Measurements at January 29, 2022
	Carrying Value	Level 1	Level 2	Level 3
Derivative liability	$400,360	$—	$—	$400,360

		Fair Value Measurements at January 30, 2021
	Carrying Value	Level 1	Level 2	Level 3
Derivative liability	$254,772	$—	$—	$254,772

There were no transfers between levels of the fair value hierarchy during Fiscal 2021, Fiscal 2020 or Fiscal 2019.

Qualitative and quantitative information about Level 3 fair value measurements

The Company considers unobservable inputs to be those for which market data is not available and that are developed using the best information available to management about the assumptions that market participants would use when pricing the asset or liability. The table below presents information about the significant unobservable inputs used for recurring fair value measurements of the derivative liability:

	January 29,	January 30,
	2022	2021
Implied volatility	55.00%	65.00%
Risk-free rate (first to last year)	0.05% to 2.02%	0.07% to 1.22%
Discount rate	7.78%	7.47%

In general, increases in the discount or risk-free rates or implied volatility in isolation would result in a lower fair value measurement of the derivative liability. The effect of a change in a particular assumption above is considered independently from changes in any other assumptions.

The following table summarizes the changes in the Company’s derivative liability measured at fair value on a recurring basis in Fiscal 2021, Fiscal 2020 and Fiscal 2019 (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Fair value, beginning of period	$254,772	$206,830	$134,500
Redeemable Series A Preferred Units issued for paid-in-kind dividend	60,243	32,393	21,318
Redemptions of Redeemable Series A Preferred Units	(49,501)	(25,800)	(4,083)
Changes in estimated fair value(1)	134,846	41,349	55,095

Fair value, end of period	$400,360	$254,772	$206,830

(1)	Changes in estimated fair value are driven by changes in valuation inputs or assumptions, are presented as “Loss on derivative liability” on the Consolidated Statements of Comprehensive Income (Loss).

Financial instruments not recorded at fair value on a recurring basis

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash, receivables, trade accounts payable, accrued liabilities and other current liabilities, and long-term debt. With the exception of long-term debt, the carrying amounts of other financial instruments not measured at fair value on a recurring basis approximate their fair values due to the relatively short maturities of these instruments.

The following table shows the Company’s long-term debt measured at its notional value, carrying value and estimated fair value (in thousands):

	January 29, 2022
	Notional Amount	Carrying Value	Fair Value
Long-term debt	$493,643	$491,626	$484,355

	January 30, 2021
	Notional Amount	Carrying Value	Fair Value
Long-term debt	$498,668	$496,241	$505,696

The fair value of long-term debt is generally based on quoted market prices for similar instruments and is classified as Level 2 in the fair value hierarchy.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, which include goodwill, intangible assets, and long-lived tangible assets, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur and the Company is required to evaluate non-financial assets for impairment, any resulting impairment would require that non-financial assets be recorded at their estimated fair values.

9. COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, involved in litigation incidental to the conduct of its business, including personal injury litigation, litigation regarding merchandise sold, including product and safety concerns regarding heavy metal and chemical content in merchandise, litigation with respect to various employment matters, including litigation with present and former employees, wage and hour litigation and litigation regarding intellectual property rights.

In accordance with ASC 450, Contingencies, the Company records a reserve for estimated losses when the loss is probable and the amount can be reasonably estimated. If a range of possible loss exists and no anticipated loss within the range is more likely than any other anticipated loss, the Company records the accrual at the low end of the range in accordance with ASC 450.

The Company believes that the ultimate outcome of any currently pending litigation will not materially affect the Consolidated Financial Statements taken as a whole. However, the Company’s assessment of any litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

10. EMPLOYEE BENEFIT PLANS

Full and part-time U.S. based employees who are at least 21 years of age are eligible after three months of employment to participate in the Claire’s Stores, Inc. 401(k) Savings and Retirement Plan (the “401(k) Plan”). Under the 401(k) Plan, employees can contribute 1% to 50% of their eligible compensation on a pre-tax basis, up to the maximum amounts permitted by law. The Company matches a portion of employee contributions on a discretionary basis; in Fiscal 2021, the Company matched 50% of the first 6% of employee contributions. Employee contributions are 100% vested while the Company’s matching contributions vest at 20% per year of employee service. The Company’s matching contributions were $1.3 million, $0.2 million, and $0.5 million in Fiscal 2021, Fiscal 2020, and Fiscal 2019, respectively, and are included as a component of “Selling, general and administrative expenses” on the Consolidated Statements of Operations and Comprehensive Income (Loss).

11. INCOME TAXES

Total income (loss) before income tax (benefit) expense in Fiscal 2021, Fiscal 2020 and Fiscal 2019 consisted of the following (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
U.S.	$(8,390)	$(53,762)	$(229,219)
Foreign	7,179	(37,946)	38,649

Total income (loss) before income tax (benefit) expense	$(1,211)	$(91,708)	$(190,570)

Total income tax (benefit) expense in Fiscal 2021, Fiscal 2020 and Fiscal 2019 consisted of the following (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Current:
Federal	$17,022	$(20,692)	$7,381
State	3,745	(707)	1,120
Foreign	1,680	(12,790)	4,249

Total current	22,447	(34,189)	12,750

Deferred:
Federal	(25,315)	25,932	(2,844)
State	(5,669)	(26,031)	(4,757)
Foreign	(858)	9,560	2,498

Total deferred	(31,842)	9,461	(5,103)

Total income tax (benefit) expense	$(9,395)	$(24,728)	$7,647

The following table summarizes the differences between the U.S. statutory federal income tax rate and the Company’s effective income tax rates in Fiscal 2021, Fiscal 2020, and Fiscal 2019:

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
U.S. income taxes at statutory federal rate	21.0%	21.0%	21.0%
Valuation allowance	3,685.1	5.8	(29.7)
Withholding & other taxes	(34.5)	(0.2)	0.1
Earnings of foreign subsidiaries	(450.7)	(0.7)	(4.4)
State and local income taxes, net of federal tax benefit	(416.1)	(0.9)	2.3
Change in accrual for estimated tax contingencies	(8.6)	1.2	0.3
Foreign rate differential	398.8	1.6	2.9
Prior year adjustments	(306.8)	9.0	9.0
Permanent differences	(2,118.7)	(9.8)	(5.5)

Effective income tax rate	769.5%	27.0%	(4.0)%

The tax effects of temporary differences that gave rise to the Company’s deferred tax assets and liabilities as of January 29, 2022 and January 30, 2021 were as follows (in thousands):

	January 29, 2022	January 30, 2021
Deferred tax assets attributable to:
Operating lease liabilities	$78,380	$—
Debt related	48,424	58,132
Tax carryforwards	44,229	46,675
Compensation and benefits	8,595	2,385
Inventory	5,978	5,604
Accrued expenses	2,924	3,494
Lease related	—	4,227
Intangible assets—other	1,607	1,261
Gift cards	1,022	1,020
Other	2,525	1,358

Total deferred tax assets	193,684	124,156
Valuation allowance	(43,576)	(89,291)

Total deferred tax assets, net	150,108	34,865

Deferred tax liabilities attributable to:
Operating lease right-of-use assets	75,519	—
Intangible assets—tradenames	49,991	49,832
Depreciation	12,238	5,161
Intangible assets—concession agreements	6,240	9,673
Unremitted foreign earnings	1,442	1,268

Total deferred tax liabilities	145,430	65,934

Net deferred tax asset (liability)	$4,678	$(31,069)

Deferred tax assets and liabilities were presented as follows within the Consolidated Balance Sheets as of January 29, 2022 and January 30, 2021 (in thousands):

	Balance Sheet Classification	January 29, 2022	January 30, 2021
Non-current deferred tax assets	Other non-current assets	$5,983	$2,944
Non-current deferred tax liabilities, net of valuation allowance	Other non-current liabilities	(1,305)	(34,013)

Net deferred tax asset (liability)		$4,678	$(31,069)

The tax effected amounts and expiration dates of tax carryforwards as of January 29, 2022, were as follows (in thousands):

	Amount	Expiration Date
Federal foreign tax credit carryforward	$1,136	2030
Non-U.S. net operating loss carryforwards	4,110	2022 - 2041
Non-U.S. net operating loss carryforwards	23,237	Indefinite
State net operating loss carryforwards	15,746	2022 - 2041

Total	$44,229

In Fiscal 2021, there was a $40.6 million and $5.1 million decrease in valuation allowances against deferred tax assets in the U.S. and foreign tax jurisdictions, respectively. The decrease in the U.S. valuation allowances was primarily attributable to the increased realizability of net taxable income from the reversals of existing temporary differences (primarily relating to interest expense deferral under §163(j)). The decrease in the foreign valuation allowances was the result of an increase in taxable income relative to Fiscal 2020 and realizability of deferred tax assets in select jurisdictions where there is expectation of recognizing the future tax benefit of those tax attributes.

The Company’s conclusion regarding the need for a valuation allowance against U.S. deferred tax assets could change in the future based on improvements in operating performance, which may result in the full or partial reversal of the valuation allowance. The foreign valuation allowances relate to net operating loss carryforwards and other deferred tax assets that, in the opinion of management, are more likely than not to expire unutilized.

The following table represents a reconciliation of the beginning and ending amount of unrecognized tax benefits in Fiscal 2021, Fiscal 2020, and Fiscal 2019 (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Beginning balance	$7,962	$9,058	$9,609
Increases related to current year tax positions	955	153	597
Lapse in statute of limitations	(927)	(1,249)	(1,148)
Settlements	—	—	—

Ending balance	$7,990	$7,962	$9,058

If recognized, these positions would favorably affect the Company’s effective tax rate.

The Company accrues interest and penalties related to unrecognized tax benefits and had $2.6 million and $2.5 million accrued for the payment of interest and penalties as of January 29, 2022 and January 30, 2021, respectively. Unrecognized tax benefits and accrued interest and penalties related to unrecognized tax benefits are included as a component of “Other non-current liabilities” on the Consolidated Balance Sheets.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before Fiscal 2018, and with few exceptions, for state, and local, or non-U.S. income tax examinations for years before Fiscal 2017. The Company has concluded tax examinations in significant foreign tax jurisdictions including France through Fiscal 2014; Austria through Fiscal 2015; U.K. through Fiscal 2014; Switzerland through Fiscal 2014; Netherlands through Fiscal 2013; Germany through Fiscal 2015; Spain through Fiscal 2014; and Canada through Fiscal 2014. Tax examinations are currently in process in Italy and Spain for Fiscal years 2015 – 2016 and Fiscal years 2016 – 2017, respectively. New tax examinations were commenced in Fiscal 2021 by the German and French tax authorities for Fiscal years 2016 – 2018 and Fiscal years 2018 – 2020, respectively. An audit in the state of Louisiana is currently in process and the Company is appealing the Notice of Assessment issued by the State.

The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

12. STOCK-BASED COMPENSATION

In October 2018, the Company’s Board of Managers (the “Board”) approved the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”), authorizing the issuance of awards for employees, directors and consultants that can be in the form of Common or Preferred Restricted Stock Units (“RSUs”), options, or other equity-based awards. RSUs granted under the 2018 Plan include service- and performance-based RSUs. Service-based RSUs generally vest over a five-year period with 20% vesting on each anniversary of the grant date; however, the Board is permitted to issue RSUs with different vesting schedules. Performance-based RSUs are subject to a five-year cumulative financial profitability target (the “performance criteria”) and vesting terms specified by the Board. Service- and performance-based Preferred RSUs receive dividend equivalents in the form of additional Preferred RSUs, which are subject to the same restrictions and forfeiture provisions as the original award.

The fair value of Common and Preferred RSUs is estimated on the grant date using a Black-Scholes Option Pricing Model where each class of stock is modeled as a call option with a distinct claim on the equity value of the Company. The option’s exercise price is based on a comparison with the Company’s assumed equity value. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the Preferred RSUs, determine the class of stock’s claim on the Company’s equity value. The Black-Scholes Option Pricing Model uses assumptions including the risk-free rate of interest which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected volatility of the Company’s stock price which is based on volatilities observed from comparable publicly-traded companies, and expected life of the awards which represents the period of time the RSUs are expected to remain outstanding. The following assumptions were used in the Black-Scholes Option Pricing Model to estimate the fair value of RSUs at the date of grant during the periods presented:

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Risk-free rate	0.52% to 1.32%	1.32%	1.32%
Volatility	40.50% to 55.00%	40.50%	40.50%
Expected life, in years	4.0	4.0	4.0
Dividend rate	—	—	—

On March 17, 2021, the Board approved an offer for current participants in the 2018 Plan to elect to exchange a portion of their Common RSUs for Preferred RSUs that were originally granted under the 2018 Plan (the “RSU Exchange Offer”). The RSU Exchange Offer resulted in the exchange of 2,766 service-based Common RSUs for 1,023 service-based Preferred RSUs and 2,248 performance-based Common RSUs for 823 performance-based Preferred RSUs.

The Company redeemed approximately 9.6% of its outstanding Redeemable Series A Preferred Units on November 2, 2020. As of that date, a corresponding percentage of Preferred RSUs were converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSUs. Accordingly, on November 2, 2020, 1,142 Preferred RSUs were converted into an aggregate cash value of $3.2 million based on a redemption price per Redeemable Series A Preferred Unit of $2,837. As of January 29, 2022, $0.9 million of the aggregate cash value had vested and $2.3 million of the aggregate cash value remained unvested.

The Company redeemed approximately 5.5% of its outstanding Redeemable Series A Preferred Units on April 9, 2021. As of that date, a corresponding percentage of Preferred RSUs were converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSUs. Accordingly, on April 9, 2021, 649 Preferred RSUs were converted into an aggregate cash value of $1.7 million based on a redemption price per Redeemable Series A Preferred Unit of $2,614. As of January 29, 2022, $0.5 million of the aggregate cash value had vested and $1.2 million of the aggregate cash value remained unvested.

The Company redeemed approximately 8.6% of its outstanding Redeemable Series A Preferred Units on December 14, 2021. As of that date, a corresponding percentage of Preferred RSUs were converted into a cash value that remains subject to the vesting and settlement provisions of the underlying Preferred RSUs. Accordingly, on December 14, 2021, 1,165 Preferred RSUs were converted into an aggregate cash value of $3.1 million based on a redemption price per Redeemable Series A Preferred Unit of $2,661. As of January 29, 2022, $0.7 million of the aggregate cash value had vested and $2.4 million of the aggregate cash value remained unvested.

Activity related to service-based RSUs during Fiscal 2021 was as follows:

	Common RSUs	Weighted Average Grant Date Fair Value Per Unit	Preferred RSUs	Weighted Average Grant Date Fair Value Per Unit
Unvested as of January 30, 2021	13,742	$149	5,277	$1,537
Granted	1,488	182	2,233	1,594
Exchanged (RSU Exchange Offer)	(2,766)	302	1,023	2,084
Redeemed	—	—	(991)	2,643
Forfeited/Adjusted	387	149	229	1,537
Vested	(3,092)	149	(1,863)	1,538

Unvested as of January 29, 2022	9,759	$154	5,908	$1,557

The weighted-average grant date fair value of service-based Common RSUs granted and vested during both Fiscal 2020 and Fiscal 2019 was $149 per unit. The weighted-average grant date fair of service-based Preferred RSUs granted and vested during both Fiscal 2020 and Fiscal 2019 was $1,537 per unit.

Activity related to performance-based RSUs during Fiscal 2021 was as follows:

	Common RSUs	Weighted Average Grant Date Fair Value Per Unit	Preferred RSUs	Weighted Average Grant Date Fair Value Per Unit
Unvested as of January 30, 2021	14,610	$149	6,755	$1,537
Granted	1,534	163	2,100	1,563
Exchanged (RSU Exchange Offer)	(2,248)	302	794	2,084
Redeemed	—	—	(823)	2,645
Forfeited/Adjusted	(248)	149	(563)	1,537
Vested	—	—	—	—

Unvested as of January 29, 2022	13,648	$151	8,264	$1,543

The weighted-average grant date fair value of performance-based Common RSUs granted and vested during both Fiscal 2020 and Fiscal 2019 was $149 per unit. The weighted-average grant date fair of performance-based Preferred RSUs granted and vested during both Fiscal 2020 and Fiscal 2019 was $1,537 per unit.

On August 31, 2021, the Board approved a change in the performance criteria associated with the performance-based RSUs granted under the 2018 Plan. The Company had previously determined that the likelihood of achieving the performance criteria required for the performance-based RSUs to vest was not probable and, accordingly, did not recognize stock-based compensation expense prior to August 31, 2021. Upon further evaluation, the Company determined that the likelihood of achieving the revised performance criteria was probable and as such, the change was recognized as a Type III modification under ASC 718.

Non-cash stock compensation expense recognized during Fiscal 2021, Fiscal 2020 and Fiscal 2019 was as follows for service- and performance-based RSUs (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Non-cash stock compensation	$7,748	$3,277	$626

As of January 29, 2022, there was $9.4 million of unrecognized stock compensation expense related to non-vested service-based RSUs, which is expected to be recognized over a weighted-average period of approximately 2.4 years. As of January 29, 2022, there was $16.2 million of unrecognized stock compensation expense related to performance-based RSUs, which is expected to be recognized over a weighted-average period of 2.0 years as achievement of performance criteria is probable.

13. NET INCOME (LOSS) PER UNIT

Basic net income (loss) per unit is computed as net income (loss) attributable to common units divided by the basic weighted-average number of common units outstanding for the period. Net income (loss) attributable to common units includes dividends issued on Redeemable Series A Preferred Units, as well as the excess of any redemptions over the carrying value of Redeemable Series A Preferred Units during the period.

Diluted net income (loss) per unit is computed as net income (loss) divided by the diluted weighted-average number of common units outstanding for the period, including common unit equivalents. Common unit equivalents consist of Redeemable Series A Preferred Units and service-based RSUs to the extent their inclusion would be dilutive. Performance-based RSUs are included in the computation of diluted weighted-average number of common units outstanding only to the extent that the underlying performance conditions are satisfied prior to the end of the reporting period or would be considered satisfied if the end of the reporting period were the end of the related contingency period and the results would be dilutive.

Dilution from Redeemable Series A Preferred Units and RSUs is based on the treasury stock method. Proceeds equal to the unearned compensation are assumed to be used to repurchase units at their market price.

The following table sets forth the computations of basic and diluted net income (loss) per unit attributable to common unit holders (in thousands, except per unit amounts):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Basic net income (loss) per unit:
Net income (loss)	$8,184	$(66,980)	$(198,217)
Less: Redeemable Series A Preferred Unit dividends	71,955	71,697	65,252
Less: Redeemable Series A Preferred Unit redemptions	124,327	97,291	5,025

Net income (loss) attributable to common units	$(188,098)	$(235,968)	$(268,494)

Weighted average units outstanding, basic	787	784	782

Basic net income (loss) per unit	$(238.87)	$(300.85)	$(343.21)

Diluted net income (loss) per unit:
Net income (loss)	$8,184	$(66,980)	$(198,217)
Less: Redeemable Series A Preferred Unit dividends	71,955	71,697	65,252
Less: Redeemable Series A Preferred Unit redemptions	124,327	97,291	5,025

Net income (loss) attributable to common units	$(188,098)	$(235,968)	$(268,494)

Weighted average units outstanding, basic	787	784	782

Dilutive effect of common unit equivalents	—	—	—

Weighted average units outstanding, diluted	787	784	782

Diluted net income (loss) per unit	$(238.87)	$(300.85)	$(343.21)

A total of 514,414, 513,242, and 483,218 Redeemable Series A Preferred Units were excluded from the calculation of diluted net income (loss) per unit for Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, because their inclusion would have been antidilutive. A total of 19,274, 20,658 and 14,619 service-based RSUs were also excluded from the calculation of diluted net income (loss) per unit for Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, because their inclusion would have been antidilutive. A total of 21,563, 19,756 and 12,346 performance-based RSUs were excluded from the calculation of diluted net income (loss) per unit for Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, as they did not meet certain performance criteria and their inclusion would have been antidilutive.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in “Accumulated other comprehensive loss, net of tax,” by component (in thousands):

	Foreign Currency Translation Adjustments	Net Gain (Loss) On Intra-entity Foreign Currency Transactions, Net Of Income Tax (Benefit) Expense	Total
Balance: February 2, 2019	$725	$(1,899)	$(1,174)
Other comprehensive income (loss) before reclassifications	(1,220)	(1,993)	(3,213)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net total other comprehensive income (loss)	(1,220)	(1,993)	(3,213)

Balance: February 1, 2020	$(495)	$(3,892)	$(4,387)

Other comprehensive income (loss) before reclassifications	1,264	8,836	10,100
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net total other comprehensive income (loss)	1,264	8,836	10,100

Balance: January 30, 2021	$769	$4,944	$5,713

Other comprehensive income (loss) before reclassifications	516	(7,816)	(7,300)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net total other comprehensive income (loss)	516	(7,816)	(7,300)

Balance: January 29, 2022	$1,285	$(2,872)	$(1,587)

15. SEGMENT REPORTING

The Company is organized based on the geographic markets in which it operates. Under this structure, the Company currently has two reportable segments: North America and Europe. The North America segment includes company-operated stores throughout Canada, Puerto Rico, the U.S. Virgin Islands and the United States. The Europe segment includes company-operated stores in Austria, Belgium, Czech Republic, France, Germany, Hungary, Ireland, Italy, Luxembourg, Netherlands, Poland, Portugal, Spain, Switzerland and the United Kingdom, as well as franchise-operated stores – most of which are located in the Middle East and South Africa.

The performance of each of reportable segment is primarily evaluated based on net sales and operating income. Expenses for each segment are based on the direct costs incurred by and within the operating segments. Each segment has its own distribution center and store network, and maintains a separate administrative function. Certain operating expenses for shared information technology products and services are allocated between the segments based upon relative usage. Operating expenses associated with the Company’s global corporate headquarters located in North America are included in the North America segment. Net sales and franchise fees charged to third parties under franchising and licensing agreements are included in the Europe segment. Substantially all interest expense on the Company’s outstanding debt is included in the North America segment.

Within each segment there are two net sales categories: Retail and Concessions. The Retail net sales category consists of net sales by company-operated stores and the e-commerce business, and, in the Europe segment, net sales to third parties under franchising and licensing agreements. The Concessions net sales category consists of net sales by retail partner concessions.

Identifiable assets are those that are identified with the operations of each reportable segment. Corporate assets are included within the North America segment and primarily consist of cash and cash equivalents, restricted cash and other assets.

The accounting policies of both reportable segments are the same as described in Note 2, “Summary of Significant Accounting Policies.” Sales between segments are eliminated in consolidation and were not material in Fiscal 2021, Fiscal 2020, or Fiscal 2019.

Reportable segment information was as follows (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales:
North America	$1,017,068	$621,928	$831,509
Europe	377,608	288,413	453,032

Total net sales	$1,394,676	$910,341	$1,284,541

Depreciation and amortization:
North America	$45,670	$43,040	$40,271
Europe	24,899	29,105	20,374

Total depreciation and amortization	$70,569	$72,145	$60,645

Operating income (loss):
North America	$159,997	$20,824	$110,938
Europe	10,725	(30,222)	37,435

Total operating income (loss)	$170,722	$(9,398)	$148,373

Interest expense, net:
North America	$36,802	$41,145	$28,343
Europe	85	188	46

Total interest expense, net	$36,887	$41,333	$28,389

Income (loss) before income tax (benefit) expense:
North America	$(11,851)	$(61,298)	$(226,829)
Europe	10,640	(30,410)	36,259

Total income (loss) before income tax (benefit) expense	$(1,211)	$(91,708)	$(190,570)

Income tax (benefit) expense:
North America	$(10,437)	$(22,647)	$2,546
Europe	1,042	(2,081)	5,101

Total income tax (benefit) expense	$(9,395)	$(24,728)	$7,647

Net income (loss):
North America	$(1,414)	$(38,651)	$(229,056)
Europe	9,598	(28,329)	30,839

Net income (loss)	$8,184	$(66,980)	$(198,217)

	January 29, 2022	January 30, 2021
Goodwill:
North America	$618,277	$618,277
Europe	101,393	101,393

Total goodwill	$719,670	$719,670

Long-lived assets(1):
North America	$308,130	$112,287
Europe	167,516	43,706

Total long-lived assets	$475,646	$155,993

Total assets:
North America	$1,392,940	$1,182,853
Europe	564,029	540,390

Total assets	$1,956,969	$1,723,243

Capital expenditures:
North America	$44,991	$25,729
Europe	18,690	8,873

Total capital expenditures	$63,681	$34,602

(1)	The Company’s long-lived assets are comprised of net property and equipment and ROU assets.

The following table shows, for the periods indicated, net sales for each reportable segment disaggregated by Retail and Concessions (in thousands, except percentages):

	Net Sales
	Fiscal Year Ended January 29, 2022	% of Total	Fiscal Year Ended January 30, 2021	% of Total	Fiscal Year Ended February 1, 2020	% of Total
North America:
Retail	$958,299	68.7%	$588,480	64.6%	$797,242	62.1%
Concessions	58,769	4.2%	33,448	3.7%	34,267	2.7%

Total North America	1,017,068	72.9%	621,928	68.3%	831,509	64.7%

Europe:
Retail	341,790	24.5%	266,494	29.3%	429,892	33.5%
Concessions	35,818	2.6%	21,919	2.4%	23,140	1.8%

Total Europe	377,608	27.1%	288,413	31.7%	453,032	35.3%

Total net sales	$1,394,676	100.0%	$910,341	100.0%	$1,284,541	100.0%

The following table shows, for the periods indicated, a comparison of the percentage of net sales by product category for each reportable segment:

	Percentage of Total Net Sales
	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Jewelry:
North America	40.4%	36.8%	34.2%
Europe	10.4%	11.3%	12.9%

Total jewelry	50.8%	48.1%	47.1%

Accessories:
North America	33.4%	31.5%	30.5%
Europe	15.8%	20.4%	22.4%

Total accessories	49.2%	51.9%	52.9%

Total net sales	100.0%	100.0%	100.0%

The following table provides net sales data for selected geographical areas in Fiscal 2021, Fiscal 2020, and Fiscal 2019 (in thousands):

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales:
United States	$953,274	$579,565	$763,505
United Kingdom	159,182	98,013	155,938
France	88,513	81,204	110,814
Other	193,707	151,559	254,284

Total net sales	$1,394,676	$910,341	$1,284,541

The following table compares the Company’s long-lived assets by significant geographic market as of January 29, 2022 and January 30, 2021 (in thousands):

	January 29, 2022	January 30, 2021
Long-lived assets(1):
United States	$287,608	$105,637
United Kingdom	34,480	12,668
France	52,133	12,453
Other	101,425	25,236

Total long-lived assets	$475,646	$155,994

(1)	The Company’s long-lived assets are comprised of net property and equipment and ROU assets.

16. SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 22, 2022, the date the financial statements were available to be issued, and determined that no events have occurred which would require recognition or disclosure in the Consolidated Financial Statements.

17. PARENT COMPANY FINANCIAL STATEMENTS

Claire’s Holdings LLC is a holding company that conducts all of its business operations through its subsidiaries. There are restrictions on Claire’s Holdings LLC’s ability to obtain funds from its subsidiaries through dividends. All of Claire’s Holdings LLC’s consolidated net assets were subject to restrictions on payment of dividends as of January 29, 2022 and January 30, 2021. Accordingly, the financial statements below have been presented on a “parent-only” basis. Under a parent-only presentation, Claire’s Holdings LLC’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent company financial statements should be read in conjunction with the Consolidated Financial Statements.

BALANCE SHEETS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands, except unit amounts)

	January 29, 2022	January 30, 2021
Current assets:
Cash and cash equivalents	$1,507	$50,499

Total current assets	1,507	50,499

Non-current assets:
Investment in advances to subsidiary	876,182	862,573

Total assets	877,689	913,072

Current liabilities:
Trade accounts payable	272	258
Accrued expenses and other current liabilities	3,347	18,094

Total current liabilities	3,619	18,352

Non-current liabilities:
Derivative liability	400,360	254,770
Other non-current liabilities	21,201	—

Total liabilities	425,180	254,770

Mezzanine equity:
Redeemable Series A Preferred Equity, $1,000 stated value: 515,143 and 501,381 units issued and outstanding, respectively	352,773	349,739

Members’ equity:
Common equity: 782,506 and 782,376 units issued and outstanding, respectively	790,212	790,212
Additional paid-in capital	11,651	3,903
Accumulated other comprehensive income (loss), net of tax	(1,587)	5,713
Accumulated deficit	(700,540)	(509,617)

Total members’ equity	99,736	290,211

Total liabilities, mezzanine equity and members’ equity	$877,689	$913,072

STATEMENTS OF OPERATIONS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands)

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales	$—	$—	$—
Loss (gain) in equity investment in subsidiary	(145,223)	49,001	178,891
Selling, general and administrative	15	8	—

Operating income (loss) before loss on derivative liability, interest and income taxes	145,208	(49,009)	(178,891)

Loss on derivative liability	134,846	41,349	55,095
Interest income, net	(18,947)	(23,378)	(35,769)

Income (loss) before income tax (benefit) expense	29,309	(66,980)	(198,217)

Income tax (benefit) expense	21,125	—	—

Net income (loss)	$8,184	$(66,980)	$(198,217)

STATEMENTS OF CASH FLOWS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands)

	Fiscal Year Ended January 29, 2022	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Cash flows from operating activities:
Net income (loss)	$8,184	$(66,980)	$(198,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (gain) on equity investment in subsidiary	(145,223)	49,001	178,891
Loss on derivative liability	134,846	41,349	55,095
Subsidiary pay-in-kind interest income	(18,939)	(23,176)	(35,769)
Changes in operating assets and liabilities:
Trade accounts payable	14	—	—
Accrued expenses and other current liabilities	(76)	—	—
Other non-current liabilities	21,201	8	—

Net cash provided by (used in) operating activities	7	202	—

Cash flows from investing activities:

Net cash provided by (used in) investing activities	—	—	—

Cash flows from financing activities:
Redemption of Redeemable Series A Preferred Units	(199,999)	(150,250)	—
Dividends paid	—	—	(48)
Remittance from subsidiary	151,000	200,000	—

Net cash provided by (used in) financing activities	(48,999)	49,750	(48)

Net increase (decrease) in cash and cash equivalents	(48,992)	49,952	(48)
Cash and cash equivalents, at beginning of period	50,499	547	595

Cash and cash equivalents, at end of period	$1,507	$50,499	$547

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	April 30,	January 29,	May 1,
	2022	2022	2021
Current assets:
Cash and cash equivalents	$34,633	$70,039	$120,015
Restricted cash	1,660	1,660	1,664
Inventories	215,873	208,887	141,609
Prepaid expenses	11,910	10,468	14,018
Other current assets	34,300	31,003	31,686

Total current assets	298,376	322,057	308,992

Non-current assets:
Property and equipment, net	155,422	154,026	138,619
Operating lease right-of-use assets	277,812	305,921	385,355
Finance lease right-of-use assets	15,208	15,699	17,171
Goodwill	719,670	719,670	719,670
Intangible assets, net	386,050	393,209	413,885
Other non-current assets	53,568	46,387	24,285

Total assets	1,906,106	1,956,969	2,007,977

Current liabilities:
Current portion of long-term debt, net	4,614	4,614	4,614
Current portion of long-term operating lease liabilities	92,963	116,063	159,665
Current portion of long-term finance lease liabilities	565	523	373
Trade accounts payable	103,242	136,952	86,059
Income taxes payable	13,137	5,548	3,142
Accrued expenses and other current liabilities	105,875	119,217	113,714

Total current liabilities	320,396	382,917	367,567

Non-current liabilities:
Long-term debt, net	485,859	487,012	490,473
Derivative liability	330,670	400,360	214,950
Long-term operating lease liabilities	184,149	202,310	267,328
Long-term finance lease liabilities	12,733	12,996	13,695
Other non-current liabilities	20,025	18,865	48,109

Total liabilities	1,353,832	1,504,460	1,402,122

Commitments and Contingencies (Note 9)
Mezzanine equity:
Redeemable Series A Preferred Equity, $1,000 stated value; 533,124, 515,143, and 507,292 units issued and outstanding, respectively	359,601	352,773	341,883

Members’ equity:
Common equity: 782,506, 782,506 and 782,376 units issued and outstanding, respectively	790,212	790,212	790,212
Additional paid-in capital	15,077	11,651	4,565
Accumulated other comprehensive income (loss), net of tax	(8,394)	(1,587)	5,614
Accumulated deficit	(604,222)	(700,540)	(536,419)

Total members’ equity	192,673	99,736	263,972

Total liabilities, mezzanine equity and members’ equity	$1,906,106	$1,956,969	$2,007,977

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per unit amounts)

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales	$366,383	$273,417
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	145,266	124,434

Gross profit	221,117	148,983
Selling, general and administrative expenses	161,349	118,934
Depreciation and amortization	17,602	16,871
Other income, net	(1,571)	(486)

Operating income (loss) before reorganization items, loss (gain) on derivative liability, interest and income taxes	43,737	13,664
Reorganization items, net	65	37
Loss (gain) on derivative liability	(80,843)	(36,479)
Interest expense, net	9,289	9,764

Income (loss) before income tax (benefit) expense	115,226	40,342
Income tax (benefit) expense	(1,845)	3,679

Net income (loss)	117,071	36,663
Less: Redeemable Series A Preferred Unit dividends	17,981	17,108
Less: Redeemable Series A Preferred Unit redemptions	—	46,308

Net income (loss) attributable to Common Units	$99,090	$(26,753)

Net income (loss) per Common Unit:
Basic	$125.59	$(34.05)
Diluted	$88.89	$(34.05)
Weighted average units outstanding:
Basic	789	786
Diluted	1,317	786
Other comprehensive income (loss):
Foreign currency translation adjustments	(780)	382
Net gain (loss) on intra-entity foreign currency transactions net of income tax (benefit) expense of $146 and ($217)	(6,027)	(481)

Other comprehensive income (loss)	(6,807)	(99)

Comprehensive income (loss)	$110,264	$36,564

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY & MEMBERS’ EQUITY

(in thousands, except unit amounts)

	Preferred Units	Preferred Equity	Common Units	Common Equity	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net Of Tax	Accumulated Deficit	Total Members’ Equity
Balance as of January 29, 2022	515,143	$352,773	782,506	$790,212	$11,651	$(1,587)	$(700,540)	$99,736
Net income (loss)	—	—	—	—	—	—	117,071	117,071
Redeemable Series A Preferred Units issued for paid-in-kind dividend	17,981	6,828	—	—	—	—	(17,981)	(17,981)
Restricted stock unit expense	—	—	—	—	3,426	—	—	3,426
Preferred return on restricted stock units	—	—	—	—	—	—	(2,772)	(2,772)
Foreign currency translation adjustments	—	—	—	—	—	(780)	—	(780)
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense	—	—	—	—	—	(6,027)	—	(6,027)

Balance as of April 30, 2022	533,124	$359,601	782,506	$790,212	$15,077	$(8,394)	$(604,222)	$192,673

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY & MEMBERS’ EQUITY

(in thousands, except unit amounts)

	Preferred Units	Preferred Equity	Common Units	Common Equity	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net Of Tax	Accumulated Deficit	Total Members’ Equity
Balance as of January 30, 2021	501,381	$349,739	782,376	$790,212	$3,903	$5,713	$(509,617)	$290,211
Net income (loss)	—	—	—	—	—	—	36,663	36,663
Redeemable Series A Preferred Units issued for paid-in-kind dividend	17,494	8,605	—	—	—	—	—	—
Dividends declared	17,108	—	—	—	—	—	(17,108)	(17,108)
Restricted stock unit expense	—	—	—	—	662	—	—	662
Preferred return on restricted stock units	—	—	—	—	—	—	(49)	(49)
Redemptions of Redeemable Series A Preferred Units	(28,691)	(16,461)					(46,308)	(46,308)
Foreign currency translation adjustments	—	—	—	—	—	382	—	382
Net gain (loss) on intra-entity foreign currency transactions, net of income tax (benefit) expense	—	—	—	—	—	(481)	—	(481)

Balance as of May 1, 2021	507,292	$341,883	782,376	$790,212	$4,565	$5,614	$(536,419)	$263,972

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Cash flows from operating activities:
Net income (loss)	$117,071	$36,663
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17,602	16,871
Reorganization items, net	65	37
Amortization of debt issuance costs	260	260
Loss (gain) on derivative liability	(80,843)	(36,479)
Loss on sale/retirement of property and equipment, net	177	6
Stock-based compensation expense	3,426	662
Changes in operating assets and liabilities:
Inventories	(10,566)	(5,562)
Prepaid expenses	(2,403)	(583)
Other assets	(12,655)	(220)
Trade accounts payable	(32,082)	9,715
Income taxes payable	7,408	4,316
Accrued expenses and other liabilities	(10,956)	12,646
Operating lease right-of-use assets and liabilities	(13,152)	(10,567)

Net cash provided by (used in) operating activities	(16,648)	27,765

Cash flows from investing activities:
Acquisition of property and equipment	(15,877)	(9,278)

Net cash provided by (used in) investing activities	(15,877)	(9,278)

Cash flows from financing activities:
Principal payments on Term Loan	(1,256)	(1,256)
Principal payments on finance lease	(221)	(307)
Redemptions of Redeemable Series A Preferred Units	—	(75,000)

Net cash provided by (used in) financing activities	(1,477)	(76,563)

Effect of foreign currency exchange rate changes on cash	(1,404)	609

Net increase (decrease) in cash, cash equivalents and restricted cash	(35,406)	(57,467)
Cash, cash equivalents and restricted cash, at beginning of period	71,699	179,146

Cash, cash equivalents and restricted cash, at end of period	$36,293	$121,679

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

UNAUDITED SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

(in thousands)

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Supplemental disclosure of cash flow information:
Interest paid	$11,281	$8,972
Income taxes paid	200	135
Income tax refunds	(2,334)	(302)
Non-cash supplemental financing activities:
Redeemable Series A Preferred Units issued for paid-in-kind dividend	$6,828	$8,605

See accompanying notes to unaudited condensed consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business – Claire’s Holdings LLC, a Delaware Limited Liability Company, and subsidiaries (collectively the “Company”), is a leading retailer of value-priced fashion accessories targeted towards young women, teens, tweens and kids. The Company has company-operated stores throughout the United States (“U.S.”), Puerto Rico, Canada and the U.S. Virgin Islands (collectively, “North America”), as well as the United Kingdom (“U.K.”), Switzerland, Austria, Germany, France, Ireland, Spain, Portugal, Netherlands, Belgium, Poland, Czech Republic, Hungary, Italy and Luxembourg (collectively, “Europe”). The following table summarizes company-operated stores by geography as of April 30, 2022, January 29, 2022 and May 1, 2021:

	April 30, 2022	January 29, 2022	May 1, 2021
North America	1,761	1,678	1,582
Europe	871	878	893

Total company-operated stores	2,632	2,556	2,475

The Company’s products are also available to customers through stores operated by franchise partners, stores operated by the Company’s broad base of concession partners, and online through Company-owned websites.

Basis of Presentation – The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). These financial statements were prepared on a consolidated basis to include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements reflect all adjustments, which are of a normal recurring nature, necessary to fairly state the financial position and results of operations and cash flows for the interim periods presented.

Due to the seasonal nature of the retail industry and the Company’s business, the results of operations for interim fiscal periods are not necessarily indicative of the results of operations for future fiscal periods or on an annualized basis.

These Condensed Consolidated Financial Statements should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto for the year ended January 29, 2022, including Note 2 to the Consolidated Financial Statements included therein, which discusses principles of consolidation and a summary of significant accounting policies.

Fiscal Quarter and Fiscal Year – The Company’s quarterly periods are the thirteen weeks ending on the Saturday closest to April 30, July 31, and October 31, and the Company’s fiscal year ends on the Saturday closest to January 31. As used herein, “Three months ended April 30, 2022” and “Three months ended May 1, 2021” refer to the thirteen-week periods ended April 30, 2022 and May 1, 2021, respectively.

Use of Estimates – The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, stock-based compensation, residual values and other items. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates and assumptions to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, including the ultimate financial impact of the COVID-19 pandemic, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Certain reclassifications were made to prior periods’ amounts to conform with the classifications of such amounts in the most recent period.

Impact of the Coronavirus Pandemic – Since the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic on March 11, 2020, the Company has been adversely affected by the financial impacts of the pandemic, including stay-at-home orders, non-essential business closures, social distancing and other conditions that continue throughout its operating segments. As of January 30, 2021, approximately 53 and 568 of the Company’s stores were temporarily closed in North America and Europe, respectively. None of the Company’s stores were closed as a direct result of the COVID-19 pandemic as of April 30, 2022 or January 29, 2022. Throughout the pandemic, some of the Company’s stores that have remained in operation have been subject to restrictions on the number of customers allowed in the stores.

During store closures, the Company continued to effectively manage costs to preserve financial strength and liquidity through employee furloughs, executive pay reductions, rent payment negotiations and inventory management. In addition, the Company has taken advantage of economic stimulus packages enacted by federal and local governments in the United States, Canada and Europe, including rent and wage subsidies and tax relief. For example, in the United States, the Company has received relief from several programs, including approximately $2 million for employee retention credits; the Company was permitted to defer payment of approximately $5 million of employee FICA taxes to December 31, 2021 and December 31, 2022; and the Company was allowed additional interest deductions for tax purposes. In Canada, the Company has received approximately $2 million under the Canadian Emergency Wage Subsidy and the Canadian Emergency Rent Subsidy programs. In Europe, the Company has filed for and received approximately $16 million from a variety of government occupancy grants in many of the countries in which it operates.

The COVID-19 pandemic continues to impact the Company’s business operations, and related government and private sector responsive actions could continue to affect its operations. The Company continues to assess the impact of the COVID-19 pandemic on the assumptions and estimates used when preparing these consolidated financial statements, including inventory valuation, lease accounting impacts, income taxes, and the impairment of long-lived store assets and operating lease assets. The Company cannot reasonably estimate the duration and severity of the COVID-19 pandemic, which has had and may continue to have a material impact on its business. As a result, the assumptions and estimates used when preparing these consolidated financial statements are subject to change and current financial information may not be necessarily indicative of future operating results and the Company’s plans to address the impact of the COVID-19 pandemic may change.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles in ASC 740, Income Taxes (“ASC 740”), and also clarifies and amends existing income tax accounting guidance in ASC 740 as part of the FASB’s simplification initiative. This ASU is effective for non-public business entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2019-12 effective January 30, 2022 and it did not have a material impact on the Company’s Condensed Consolidated Financial Statements.

3.	PROPERTY AND EQUIPMENT, NET

The major classes of property and equipment, net as of April 30, 2022, January 29, 2022 and May 1, 2021 were as follows:

(in thousands)	April 30, 2022	January 29, 2022	May 1, 2021
Furniture, fixtures and equipment	$153,751	$144,420	$120,030
Leasehold improvements	135,820	135,505	117,006

Property and equipment, at cost	289,571	279,925	237,036
Less: Accumulated depreciation and amortization	(134,149)	(125,899)	(98,417)

Property and equipment, net	$155,422	$154,026	$138,619

Depreciation and amortization expense related to property and equipment was $11.5 million and $10.5 million for the three months ended April 30, 2022 and May 1, 2021, respectively.

4.	LEASES

The Company leases its retail stores, certain offices and warehouse space, and certain equipment throughout the U.S. and internationally. These leases are generally classified as operating leases.

Most lease agreements covering retail store space contain minimum base rental payments and lessor incentives such as tenant improvement allowances and rent holidays. Additionally, the Company is typically responsible for tenant occupancy costs including maintenance costs, common area charges, real estate taxes, and certain other expenses. Certain leases may contain variable lease payments, such as rent based on a percentage of net sales, and may be subject to a breakpoint threshold of fixed rent. Variable lease payments, other than those that depend on an index or a rate, are not included in the measurement of lease liabilities.

Operating and finance lease costs (including short-term lease costs) are recognized on a straight-line basis over the lease term, while variable lease costs are recognized as incurred.

Total lease costs consisted of the following components for the three months ended April 30, 2022 and May 1, 2021:

(in thousands)	Statement of Operations and Comprehensive Income (Loss) Classification	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Operating lease costs	Cost of sales, buying and occupancy expenses	$37,172	$42,128
Finance lease costs:
Amortization of ROU assets	Depreciation and amortization	491	491
Interest on lease liabilities	Interest expense, net	453	637
Variable lease costs	Cost of sales, buying and occupancy expenses	17,990	12,087
Short-term lease costs	Cost of sales, buying and occupancy expenses	57	179

Total lease costs		$56,163	$55,522

Other information related to leases was as follows for the three months ended April 30, 2022 and May 1, 2021:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$36,871	$42,020
Financing cash flows from finance leases	221	307
Supplemental non-cash information on lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$7,092	$9,858

Some leases include renewal or extension options, which the Company can exercise at its discretion and are not reasonably certain at the lease commencement date. Some leases also include early termination options, which can be exercised under specific conditions. When measuring ROU assets and lease liabilities, the Company only includes future fixed lease payments related to options to extend or terminate leases when those options are reasonably certain to be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The average remaining lease term and discount rate, weighted by outstanding lease liability as of April 30, 2022, was as follows:

April 30, 2022
Weighted average remaining lease term (in years)(1):
Operating leases	4.0
Finance leases	7.8
Weighted average discount rate:
Operating leases	7.8%
Finance leases	12.6%

(1)

Excludes leases with no outstanding lease liability as of April 30, 2022, which primarily consists of: (a) leases with a term of less than 12 months; and (b) leases containing only variable lease payments that do not depend on an index or rate. As of April 30, 2022, the Company’s average remaining lease commitment on its existing real estate portfolio in North America was approximately 25 months, and the Company’s average remaining lease commitment on its existing real estate portfolio in Europe was approximately 26 months.

5.	INTANGIBLE ASSETS, NET

The carrying values and accumulated amortization of identifiable intangible assets as of April 30, 2022, January 29, 2022 and May 1, 2021 were as follows:

		April 30, 2022
(in thousands)	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Concession agreements	5	73,347	(52,513)	20,834
Franchise agreements	10 to 18	44,100	(13,669)	30,431
Other	5 to 10	36,544	(12,621)	23,923

Total definite-lived intangible assets		153,991	(78,803)	75,188
Indefinite-lived intangible assets:
Tradenames		310,862	—	310,862

Total intangible assets, net		$464,853	$(78,803)	$386,050

		January 29, 2022
(in thousands)	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Concession agreements	5	73,866	(49,189)	24,677
Franchise agreements	10 to 18	44,100	(13,016)	31,084
Other	5 to 10	36,577	(12,000)	26,577

Total definite-lived intangible assets		156,543	(74,205)	82,338
Indefinite-lived intangible assets:
Tradenames		310,871	—	310,871

Total intangible assets, net		$467,414	$(74,205)	$393,209

		May 1, 2021
(in thousands)	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Concession agreements	5	74,097	(38,228)	35,869
Franchise agreements	10 to 18	44,100	(11,060)	33,040

Other	5 to 10	41,931	(7,840)	34,091
Total definite-lived intangible assets		160,128	(57,128)	103,000
Indefinite-lived intangible assets:
Tradenames		310,885	—	310,885

Total intangible assets, net		$471,013	$(57,128)	$413,885

Amortization expense related to definite-lived intangible assets was $5.7 million and $5.9 million for the three months ended April 30, 2022 and May 1, 2021.

6.	REDEEMABLE SERIES A PREFERRED UNITS

On October 12, 2018 (the “effective date”), in conjunction with its corporate reorganization, the Company issued 400,000 units of Series A Participating Preferred Units (“Redeemable Series A Preferred Units”) to certain holders of first lien debt obligations of Claire’s Stores, Inc. in exchange for $250.0 million in cash. The Redeemable Preferred Series A Units had a stated value of $400.0 million or $1,000 per unit.

Dividend Rights

The Redeemable Series A Preferred Units rank senior to units of the Company’s common equity, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Redeemable Series A Preferred Units have a liquidation preference of $1,000 per unit. Holders of Redeemable Series A Preferred Units are entitled to a cumulative dividend at the rate of 14% per annum (“Series A Preferred Return”), payable within 30 days of each fiscal quarter end through October 12, 2038. The Series A Preferred Return continues to accrue on each Redeemable Series A Preferred Unit regardless of whether or not the Company declares and pays a dividend. Holders of Redeemable Series A Preferred Units can collectively elect to receive payment of the Series A Preferred Return in cash. If no such election is made, the Series A Preferred Return is paid in-kind through the issuance of additional Redeemable Series A Preferred Units. The Company issued 17,981 and 17,494 Redeemable Series A Preferred Units during the three months ended April 30, 2022 and May 1, 2021, respectively, as in-kind payments of the Series A Preferred Return. There were no cash dividends declared or paid on Redeemable Series A Preferred Units during the three months ended April 30, 2022 and May 1, 2021, respectively.

Conversion Features

The Redeemable Series A Preferred Units are convertible, at the option of the holders at any time, into Common Units at a conversion price of $1,000 per unit and a conversion rate of 1 Common Unit per Redeemable Series A Preferred Unit. The Company determined that the nature of the Redeemable Series A Preferred Units was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Redeemable Series A Preferred Units. As such, the conversion options were not required to be bifurcated from the host under ASC 815, Derivatives and Hedging.

Redemption Features

Upon a qualified initial public offering (“Qualified IPO”) or certain change of control events involving the Company, the Redeemable Series A Preferred Units are mandatorily redeemable at an amount in cash equal to the sum of the liquidation preference of the Redeemable Series A Preferred Units, all accrued but unpaid dividends, and the present value of any remaining Series A Preferred Return through the twentieth anniversary of the effective date, assuming the Company chose to pay such dividends in cash (the “make-whole premium”). A Qualified IPO is defined as any firm, committed IPO of Units pursuant to an effective registration statement on the Nasdaq Global Market, the New York Stock Exchange or other agreed internationally recognized exchange resulting in (i) at least $200 million of gross proceeds to the Company and (ii) pre-money equity value of at least $1.4 billion.

Since redemption of the Redeemable Series A Preferred Units is contingently or optionally redeemable and therefore not certain to occur, the Redeemable Series A Preferred Units are not required to be classified as a liability under ASC 480, Distinguishing Liabilities from Equity. As the Redeemable Series A Preferred Units are redeemable in certain circumstances at the option of the holder and redeemable in certain circumstances upon the occurrence of an event that is not solely within the Company’s control, the Company has classified the Redeemable Series A Preferred Units in mezzanine equity on the Consolidated Balance Sheets.

As noted above, the Company determined that the nature of the Redeemable Series A Preferred Units was more akin to an equity instrument. However, the Company determined that the economic characteristics and risks of the embedded make-whole premium was not clearly and closely related to the Redeemable Series A Preferred Units. Therefore, the Company assessed the make-whole premium further and determined that it met the definition of a derivative under ASC 815, Derivatives and Hedging. Accordingly, the Company bifurcated the embedded make-whole premium from the host contract and accounts for it as a freestanding derivative liability. The Company measures and records its derivative liability at fair value on a recurring basis. Refer to Note 8, “Fair Value Measurements” for further detail.

On April 9, 2021, the Company redeemed 28,691 Redeemable Series A Preferred Units at a redemption price of $2,614 per unit for a total redemption amount of $75.0 million. The redemption price was equal to the stated value of each unit plus a redemption premium based upon the present value, as of the redemption date, of the remaining Series A Preferred Return due through October 12, 2038.

Voting Rights

Common and preferred units may be issued by the Company as full-voting or reduced-voting units. Holders of full-voting Redeemable Series A Preferred Units are entitled to vote with holders of full-voting Common Units on an as-converted basis. Holders of reduced-voting Common Units and reduced-voting Redeemable Series A Preferred Units are entitled to one-tenth of a vote for each unit held.

Registration Rights

Holders of Redeemable Series A Preferred Units have certain customary registration rights with respect to the Redeemable Series A Preferred Units and the Common Units into which they are converted, pursuant to the terms of a registration rights agreement.

7.	LONG-TERM DEBT, NET

Long-term debt consisted of the following as of April 30, 2022, January 29, 2022 and May 1, 2021:

(in thousands)	April 30, 2022	January 29, 2022	May 1, 2021
Current portion of long-term debt:
Term Loan	$5,024	$5,024	$5,024
Unamortized debt issuance cost	(410)	(410)	(410)

Total current portion of long-term debt, net	$4,614	$4,614	$4,614

Long-term debt:
Term Loan	$487,363	$488,619	$492,388
Unamortized debt issuance cost	(1,504)	(1,607)	(1,915)

Total long-term debt, net	$485,859	$487,012	$490,473

Term Loan

On December 18, 2019, the Company entered into a term loan credit agreement (the “Term Loan Agreement”), among the Company, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, providing for a $502.4 million aggregate principal loan (the “Term Loan”) maturing on December 18, 2026. Principal repayments are due on the last business day of each March, June, September and December in an amount per payment equal to 0.25% of the principal amount. Each borrowing under the Term Loan Agreement bears interest at a rate equal to a base rate plus a margin. The Company has the option to choose from two base rates: The Adjusted LIBOR Rate and the Alternate Base Rate (“ABR”). The margin under the Term Loan Agreement is 6.50% for Adjusted LIBOR Rate borrowings and 5.50% for ABR borrowings.

In September 2020, the Company entered into an interest rate cap agreement to manage a significant portion of the interest rate risk related to the floating interest rate on the Term Loan. The premium paid as part of the interest rate cap agreement is amortized as a component of interest expense over the remaining term of the Term Loan. The fair value of the interest rate cap was not material as of April 30, 2022, January 29, 2022, or May 1, 2021.

Interest expense on the Term Loan was $8.4 million and $8.7 million for the three months ended April 30, 2022 and May 1, 2022, respectively.

Refer to Note 8, “Fair Value Measurements” for fair value disclosure on long-term debt.

Revolving credit facilities

On January 24, 2019, the Company and certain of its U.S. and U.K. subsidiaries entered into a five-year ABL Credit Agreement with Citibank, N.A., as administrative agent and collateral agent, and the lenders party thereto. The ABL Credit Agreement provides senior secured revolving credit for loans and letters of credit up to $75.0 million (the “Revolving ABL Facility”), subject to a borrowing base that is comprised of the Company’s eligible accounts receivable and inventory. The Revolving ABL Facility includes a swing-line sub-facility, a multicurrency sub-facility and the option to expand the facility by up to $50.0 million. The funds available under the Revolving ABL Facility may be used for working capital and other general corporate purposes.

The Revolving ABL Facility provides for interest on borrowings, at the Company’s option, at either (i) adjusted LIBOR, CDOR or EURIBOR, or (ii) an adjusted ABR plus an applicable margin. Depending on the type of borrowing, interest on the Revolving ABL Facility is payable monthly, quarterly or at the end of the interest period. A commitment fee of 0.375% per annum is payable quarterly on the unused portion of the Revolving ABL Facility.

All obligations under the Revolving ABL Facility are unconditionally guaranteed by the Company and certain of its U.S. and U.K. subsidiaries. The obligations under the Revolving ABL Facility are secured by a first-priority security interest in inventory, accounts receivable and certain other assets of the Company and certain of its U.S. and U.K. subsidiaries. The ABL Credit Agreement contains customary representations and warranties, negative and affirmative covenants and provisions relating to events of default.

The Company was in compliance with the terms of the ABL Credit Agreement as of April 30, 2022 and expects to remain in compliance for the next twelve months. No borrowings were outstanding under the ABL Credit Facility as of April 30, 2022. The Company had $5.0 million outstanding in standby letters of credit, which reduce the funds available under the ABL Credit Facility, as of April 30, 2022.

The Company also maintains multiple agreements with third parties that make unsecured revolving credit facilities available for the Company’s non-U.S. subsidiaries (the “Foreign Facilities”). The Foreign Facilities are uncommitted and had a total capacity of $2.5 million as of April 30, 2022. The Foreign Facilities are used for working capital requirements, letters of credit and various guarantees, and have been arranged in accordance with customary lending practices in the respective country of operation. As of April 30, 2022, there were no borrowings under the Foreign Facilities. There were $1.6 million in bank guarantees issued and outstanding, which reduced the borrowing availability to $0.9 million as of April 30, 2022.

8.	FAIR VALUE MEASUREMENTS

U.S. GAAP requires classification of fair value measurements into a three-level hierarchy based on the priority of inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the categorization is based on the lowest priority input that is significant to the fair value measurement of the instrument. Financial instruments recorded at fair value on the Consolidated Balance Sheets or disclosed in the related notes are categorized based on inputs to the valuation techniques as follows:

•	Level 1 — Quoted prices (unadjusted) for identical assets and liabilities in active markets.

•

Level 2 — Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instrument.

Financial instruments recorded at fair value on a recurring basis

The Company measures the fair value of its derivative liability on a recurring basis on the Consolidated Balance Sheets. Using a Black-Scholes option pricing model, the Company estimates the probability of equity appreciating above the Qualified IPO pre-money equity value of $1.4 billion based on an estimated equity value as of the valuation date and a volatility assumption derived from implied volatilities for a group of publicly-traded comparable companies. The probability of being eligible for a Qualified IPO is then multiplied by the probability of an IPO occurring during each remaining period through October 12, 2038. The Company also estimates the probabilities of a change in control event occurring during each remaining period through October 12, 2038. The present value of the make-whole premium is estimated for each potential prepayment period over the remaining term through October 12, 2038 and then multiplied by the probability of a Qualified IPO or change in control event occurring during each prepayment period over the remaining term through October 12, 2038. The total estimated derivative liability is the probability-weighted sum of the present value of the make-whole premium, discounted to present value using the Company’s cost of borrowing. The derivative liability is classified as level 3 on the fair value hierarchy.

The following table shows the derivative liability measured at fair value on a recurring basis, by level within the fair value hierarchy:

		Fair Value Measurements at April 30, 2022
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
Derivative liability	$330,670	$—	$—	$330,670

		Fair Value Measurements at January 29, 2022
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
Derivative liability	$400,360	$—	$—	$400,360

		Fair Value Measurements at May 1, 2021
(in thousands)	Carrying Value	Level 1	Level 2	Level 3
Derivative liability	$214,950	$—	$—	$214,950

There were no transfers between levels of the fair value hierarchy during the three months ended April 30, 2022 or May 1, 2021.

Qualitative and quantitative information about Level 3 fair value measurements

The Company considers unobservable inputs to be those for which market data is not available and that are developed using the best information available to management about the assumptions that market participants would use when pricing the asset or liability. The table below presents information about the significant unobservable inputs used for recurring fair value measurements of the derivative liability:

	April 30, 2022	January 29, 2022	May 1, 2021
Implied volatility	55.00%	55.00%	75.00%
Risk-free rate (first to last year)	0.19% to 3.05%	0.05% to 2.02%	0.04% to 2.06%
Discount rate	9.16%	7.78%	7.46%

In general, increases in the discount or risk-free rates or implied volatility in isolation would result in a lower fair value measurement of the derivative liability. The effect of a change in a particular assumption above is considered independently from changes in any other assumptions.

The following table summarizes the changes in the Company’s derivative liability measured at fair value on a recurring basis for the three months ended April 30, 2022 and May 1, 2021:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Fair value, beginning of period	$400,360	$254,772
Redeemable Series A Preferred Units issued for paid-in-kind dividend	11,153	8,887
Redemptions of Redeemable Series A Preferred Units	—	(12,230)
Changes in valuation inputs or assumptions(1)	(80,843)	(36,479)

Fair value, end of period	$330,670	$214,950

(1)

Changes in estimated fair value are driven by changes in valuation inputs or assumptions, are presented as “Loss (gain) on derivative liability” on the Consolidated Statements of Comprehensive Income (Loss).

Financial instruments not recorded at fair value on a recurring basis

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash, receivables, trade accounts payable, accrued liabilities and other current liabilities, and long-term debt. With the exception of long-term debt, the carrying amounts of other financial instruments not measured at fair value on a recurring basis approximate their fair values due to the relatively short maturities of these instruments.

The following table shows the Company’s long-term debt measured at its notional value, carrying value and estimated fair value:

	April 30, 2022
(in thousands)	Notional Amount	Carrying Value	Fair Value
Long-term debt	$492,387	$490,473	$475,546

	January 29, 2022
(in thousands)	Notional Amount	Carrying Value	Fair Value
Long-term debt	$493,643	$491,626	$484,355

	May 1, 2021
(in thousands)	Notional Amount	Carrying Value	Fair Value
Long-term debt	$497,412	$495,087	$504,440

The fair value of long-term debt is generally based on quoted market prices for similar instruments and is classified as Level 2 in the fair value hierarchy.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, which include goodwill, intangible assets, and long-lived tangible assets, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur and the Company is required to evaluate non-financial assets for impairment, any resulting impairment would require that non-financial assets be recorded at their estimated fair values.

9.	COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, involved in litigation incidental to the conduct of its business, including personal injury litigation, litigation regarding merchandise sold, including product and safety concerns regarding heavy metal and chemical content in merchandise, litigation with respect to various employment matters, including litigation with present and former employees, wage and hour litigation and litigation regarding intellectual property rights.

In accordance with ASC 450, Contingencies, the Company records a reserve for estimated losses when the loss is probable and the amount can be reasonably estimated. If a range of possible loss exists and no anticipated loss within the range is more likely than any other anticipated loss, the Company records the accrual at the low end of the range in accordance with ASC 450.

The Company believes that the ultimate outcome of any currently pending litigation will not materially affect the Condensed Consolidated Financial Statements taken as a whole. However, the Company’s assessment of any litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or claims.

10.	INCOME TAXES

Income tax (benefit) expense was $(1.8) million for the three months ended April 30, 2022, which represented an effective tax rate of (1.6)%. The effective tax rate differed from the statutory federal income tax rate of 21.0% primarily due to tax benefits recorded as a result of valuation allowance releases on state net operating loss carryforwards and statute expirations on uncertain tax positions, partially offset by foreign losses with no associated income tax benefit.

Income tax expense was $3.7 million for the three months ended May 1, 2021, which represented an effective tax rate of 9.1%. The effective tax rate differed from the statutory federal income tax rate of 21.0% primarily due to tax benefits recorded as a result of statute expirations on uncertain tax positions, partially offset by foreign losses with no associated income tax benefit.

11.	STOCK-BASED COMPENSATION

In October 2018, the Company’s Board of Managers (the “Board”) approved the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”), authorizing the issuance of awards for employees, directors and consultants that can be in the form of Common or Preferred Restricted Stock Units (“RSUs”), options, or other equity-based awards. RSUs granted under the 2018 Plan include service- and performance-based RSUs. Service-based RSUs generally vest over a five-year period with 20% vesting on each anniversary of the grant date; however, the Board is permitted to issue RSUs with different vesting schedules. Performance-based RSUs are subject to a five-year cumulative financial profitability target (the “performance criteria”) and vesting terms specified by the Board. Service- and performance-based Preferred RSUs receive dividend equivalents in the form of additional Preferred RSUs, which are subject to the same restrictions and forfeiture provisions as the original award.

The fair value of Common and Preferred RSUs is estimated on the grant date using a Black-Scholes Option Pricing Model where each class of stock is modeled as a call option with a distinct claim on the equity value of the Company. The option’s exercise price is based on a comparison with the Company’s assumed equity value. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the Preferred RSUs, determine the class of stock’s claim on the Company’s equity value. The Black-Scholes Option Pricing Model uses assumptions including the risk-free rate of interest which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected volatility of the Company’s stock price which is based on volatilities observed from comparable publicly-traded companies, and expected life of the awards which represents the period of time the RSUs are expected to remain outstanding. The following assumptions were used in the Black-Scholes Option Pricing Model to estimate the fair value of RSUs at the date of grant during the periods presented:

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Risk-free rate	1.38%	0.52%
Volatility	55.00%	40.50%
Expected life, in years	3.0	4.0
Dividend rate	—	—

Activity related to service-based RSUs during the three months ended April 30, 2022 was as follows:

	Common RSUs	Weighted Average Grant Date Fair Value Per Unit	Preferred RSUs	Weighted Average Grant Date Fair Value Per Unit
Unvested as of January 29, 2022	9,759	$154	5,908	$1,557
Granted	577	407	718	1,905
Forfeited/Adjusted	(26)	220	(3)	1,807
Vested	(1,641)	166	(1,173)	1,603

Unvested as of April 30, 2022	8,669	$172	5,450	$1,606

The weighted-average grant date fair values of service-based Common and Preferred RSUs granted and vested during the three months ended May 1, 2021 was $149 and $1,537 per unit, respectively.

Activity related to performance-based RSUs during the three months ended April 30, 2022 was as follows:

	Common RSUs	Weighted Average Grant Date Fair Value Per Unit	Preferred RSUs	Weighted Average Grant Date Fair Value Per Unit
Unvested as of January 29, 2022	13,648	$151	8,264	$1,543
Granted	185	407	407	1,746
Forfeited/Adjusted	(199)	196	(125)	1,717

Unvested as of April 30, 2022	13,634	$156	8,546	$1,560

The weighted-average grant date fair values of performance-based Common and Preferred RSUs granted and vested during the three months ended May 1, 2021 was $149 and $1,537 per unit, respectively.

On August 31, 2021, the Board approved a change in the performance criteria associated with the performance-based RSUs granted under the 2018 Plan. The Company had previously determined that the likelihood of achieving the performance criteria required for the performance-based RSUs to vest was not probable and, accordingly, did not recognize stock-based compensation expense prior to August 31, 2021. Upon further evaluation, the Company determined that the likelihood of achieving the revised performance criteria was probable and as such, the change was recognized as a Type III modification under ASC 718.

Non-cash stock compensation expense recognized during the three months ended April 30, 2022 and May 1, 2021 was as follows for service- and performance-based RSUs:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Non-cash stock compensation expense	$3,426	$662

As of April 30, 2022, there was $9.2 million of unrecognized stock compensation expense related to non-vested service-based RSUs, which is expected to be recognized over a weighted-average period of approximately 2.1 years. As of April 30, 2022, there was $14.4 million of unrecognized stock compensation expense related to performance-based RSUs, which is expected to be recognized over a weighted-average period of 1.8 years as achievement of performance criteria is probable.

12.	NET INCOME (LOSS) PER UNIT

The following table sets forth the computations of basic and diluted net income (loss) per unit attributable to common unit holders:

(in thousands, except per unit amounts)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Basic net income (loss) per unit:
Net income (loss)	$117,071	$36,663
Less: Redeemable Series A Preferred Unit dividends	17,981	17,108
Less: Redeemable Series A Preferred Unit redemptions	—	46,308

Net income (loss) attributable to common units	$99,090	$(26,753)
Weighted average units outstanding, basic	789	786

Basic net income (loss) per unit	$125.59	$(34.05)

Diluted net income (loss) per unit:
Net income (loss)	$117,071	$36,663
Less: Redeemable Series A Preferred Unit dividends	—	17,108
Less: Redeemable Series A Preferred Unit redemptions	—	46,308

Net income (loss) attributable to common units	$117,071	$(26,753)

Weighted average units outstanding, basic	789	786
Dilutive effect of common unit equivalents	528	—

Weighted average units outstanding, diluted	1,317	786

Diluted net income (loss) per share	$88.89	$(34.05)

A total of 22,066 performance-based RSUs were excluded from the calculation of diluted net income (loss) per unit for the three months ended April 30, 2022 as they did not meet certain performance criteria.

A total of 507,202 Redeemable Series A Preferred Units were excluded from the calculation of diluted net income (loss) per unit for the three months ended May 1, 2021 because their inclusion would have been antidilutive. A total of 19,533 service-based RSUs were also excluded from the calculation of diluted net income (loss) per unit for the three months ended May 1, 2021 because their inclusion would have been antidilutive. A total of 20,012 performance-based RSUs were excluded from the calculation of diluted net income (loss) per unit for the three months ended May 1, 2021, as they did not meet certain performance criteria and their inclusion would have been antidilutive.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in “Accumulated other comprehensive income (loss), net of tax,” by component:

	Three Months Ended April 30, 2022
	Foreign Currency Translation Adjustments	Net Gain (Loss) on Intra-Entity Foreign Currency Transactions, Net of Income Tax (Benefit) Expense	Total
Balance at beginning of period	$1,285	$(2,872)	$(1,587)
Other comprehensive income (loss) before reclassifications	(780)	(6,027)	(6,807)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net current-period total other comprehensive income (loss)	(780)	(6,027)	(6,807)

Balance at end of period	$505	$(8,899)	$(8,394)

	Three Months Ended May 1, 2021
	Foreign Currency Translation Adjustments	Net Gain (Loss) on Intra-Entity Foreign Currency Transactions, Net of Income Tax (Benefit) Expense	Total
Balance at beginning of period	$769	$4,944	$5,713
Other comprehensive income (loss) before reclassifications	382	(481)	(99)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—

Net current-period total other comprehensive income (loss)	382	(481)	(99)

Balance at end of period	$1,151	$4,463	$5,614

14.	SEGMENT REPORTING

The Company is organized based on the geographic markets in which it operates. Under this structure, the Company currently has two reportable segments: North America and Europe. The North America segment includes company-operated stores throughout Canada, Puerto Rico, the U.S. Virgin Islands and the United States. The Europe segment includes company-operated stores in Austria, Belgium, Czech Republic, France, Germany, Hungary, Ireland, Italy, Luxembourg, Netherlands, Poland, Portugal, Spain, Switzerland and the United Kingdom, as well as franchise-operated stores – most of which are located in the Middle East and South Africa.

The performance of each of reportable segment is primarily evaluated based on net sales and operating income. Expenses for each segment are based on the direct costs incurred by and within the operating segments. Each segment has its own distribution center and store network, and maintains a separate administrative function. Certain operating expenses for shared information technology products and services are allocated between the segments based upon relative usage. Operating expenses associated with the Company’s global corporate headquarters located in North America are included in the North America segment. Net sales and franchise fees charged to third parties under franchising and licensing agreements are included in the Europe segment. Substantially all interest expense on the Company’s outstanding debt is included in the North America segment.

Within each segment there are two net sales categories: Retail and Concessions. The Retail net sales category consists of net sales by company-operated stores and the e-commerce business, and, in the Europe segment, net sales to third parties under franchising and licensing agreements. The Concessions net sales category consists of net sales by retail partner concessions.

Identifiable assets are those that are identified with the operations of each reportable segment. Corporate assets are included within the North America segment and primarily consist of cash and cash equivalents, restricted cash and other assets.

Reportable segment information was as follows:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales:
North America	$270,223	$236,439
Europe	96,160	36,978

Total net sales	$366,383	$273,417

Depreciation and amortization:
North America	$12,019	$10,929
Europe	5,583	5,942

Total depreciation and amortization	$17,602	$16,871

Operating income (loss):
North America	$43,160	$38,851
Europe	577	(25,187)

Total operating income (loss)	$43,737	$13,664

Interest expense, net:
North America	$9,405	$9,756
Europe	(116)	8

Total interest expense, net	$9,289	$9,764

Income (loss) before income tax (benefit) expense:
North America	$114,534	$65,537
Europe	692	(25,195)

Total income (loss) before income tax (benefit) expense	$115,226	$40,342

Income tax (benefit) expense:
North America	$(1,612)	$4,751
Europe	(233)	(1,072)

Total income tax (benefit) expense	$(1,845)	$3,679

Net income (loss):
North America	$116,146	$60,785
Europe	925	(24,122)

Total net income (loss)	$117,071	$36,663

	April 30, 2022	January 29, 2022	May 1, 2021
Goodwill:
North America	$618,277	$618,277	$618,277
Europe	101,393	101,393	101,393

Total goodwill	$719,670	$719,670	$719,670

Long-lived assets(1):
North America	$290,817	$308,130	$329,877
Europe	157,625	167,516	211,268

Total long-lived assets	$448,442	$475,646	$541,145

Total assets:
North America	$1,365,018	$1,396,487	$1,400,068
Europe	541,088	560,482	607,909

Total assets	$1,906,106	$1,956,969	$2,007,977

Capital expenditures:
North America	$12,462	$44,991	$6,706
Europe	3,415	18,690	2,572

Total capital expenditures	$15,877	$63,681	$9,278

(1)	The Company’s long-lived assets are comprised of net property and equipment and ROU assets.

The following table shows, for the periods indicated, net sales for each reportable segment disaggregated by Retail and Concessions:

	Net Sales
(in thousands, except for percentages)	Three Months Ended April 30, 2022	% of Total	Three Months Ended May 1, 2021	% of Total
North America:
Retail	$240,420	65.6%	$225,478	82.5%
Concessions	29,803	8.1%	10,961	4.0%

Total North America	270,223	73.8%	236,439	86.5%

Europe:
Retail	84,573	23.1%	32,329	11.8%
Concessions	11,587	3.2%	4,649	1.7%

Total Europe	96,160	26.2%	36,978	13.5%

Total Net Sales	$366,383	100.0%	$273,417	100.0%

The following table shows, for the periods indicated, a comparison of the percentage of net sales by product category for each reportable segment:

	Percentage of Total Net Sales
	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Jewelry:
North America	39.8%	50.0%
Europe	10.1%	5.0%

Total jewelry	49.9%	55.0%

Accessories:
North America	34.3%	37.1%
Europe	15.8%	7.9%

Total accessories	50.1%	45.0%

Total net sales	100.0%	100.0%

The following table provides net sales data for selected geographical areas for the periods indicated:

(in thousands)	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales:
United States	$251,788	$226,073
United Kingdon	38,859	14,031
France	24,662	5,705
Other	51,074	27,608

Total net sales	$366,383	$273,417

The following table compares the Company’s long-lived assets by significant geographic market as of April 30, 2022, January 29, 2022 and May 1, 2021:

(in thousands)	April 30, 2022	January 29, 2022	May 1, 2021
Long-lived assets(1):
United States	$275,027	$287,608	$313,090
United Kingdon	27,776	34,480	45,522
France	47,718	52,133	70,412
Other	97,921	101,425	112,121

Total long-lived assets	$448,442	$475,646	$515,145

(1)	The Company’s long-lived assets are comprised of net property and equipment and ROU assets.

15.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 14, 2022, the date the financial statements were available to be issued, and determined that no events have occurred which would require recognition or disclosure in the Condensed Consolidated Financial Statements.

16.	PARENT-ONLY FINANCIAL STATEMENTS

Claire’s Holdings LLC is a holding company that conducts all of its business operations through its subsidiaries. There are restrictions on Claire’s Holdings LLC’s ability to obtain funds from its subsidiaries through dividends. All of Claire’s Holdings LLC’s consolidated net assets were subject to restrictions on payment of dividends as of April 30, 2022, January 29, 2022 and May 1, 2021. Accordingly, the financial statements below have been presented on a “parent-only” basis. Under a parent-only presentation, Claire’s Holdings LLC’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent company financial statements should be read in conjunction with the Condensed Consolidated Financial Statements.

BALANCE SHEETS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands, except unit amounts)

	April 30, 2022	January 29, 2022	May 1, 2021
Current assets:
Cash and cash equivalents	$10	$1,507	$1,506

Total current assets	10	1,507	1,506

Non-current assets:
Investment in advances to subsidiary	911,110	876,182	837,737

Total assets	911,120	877,689	839,243

Current liabilities:
Trade accounts payable	250	272	265
Accrued expenses and other current liabilities	251	220	17,603

Total current liabilities	501	492	17,868

Non-current liabilities:
Derivative liability	330,670	400,360	214,950
Other non-current liabilities	27,675	24,328	570

Total liabilities	358,846	425,180	233,388

Mezzanine equity:
Redeemable Series A Preferred Equity, $1,000 stated value; 533,124, 515,143, and 507,292 units issued and outstanding, respectively	359,601	352,773	341,883

Members’ equity:
Common equity: 782,506, 782,506 and 782,376 issued and outstanding, respectively	790,212	790,212	790,212
Additional paid-in capital	15,077	11,651	4,565
Accumulated other comprehensive income (loss), net of tax	(8,394)	(1,587)	5,614
Accumulated deficit	(604,222)	(700,540)	(536,419)

Total members’ equity	192,673	99,736	263,972

Total liabilities, mezzanine equity and members’ equity	$911,120	$877,689	$839,243

STATEMENTS OF OPERATIONS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands)

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Net sales	$—	$—
Loss (gain) in equity investment in subsidiary	(34,196)	4,738
Selling, general and administrative expenses	—	8

Operating income (loss) before loss (gain) on derivative liability, interest and income taxes	34,196	(4,746)
Loss (gain) on derivative liability	(80,843)	(36,479)
Interest expense, net	(2,572)	(5,346)

Income (loss) before income tax (benefit) expense	117,611	37,079
Income tax (benefit) expense	605	416

Net income (loss)	$117,006	$36,663

STATEMENTS OF CASH FLOWS – CLAIRE’S HOLDINGS LLC (UNAUDITED)

(in thousands)

	Three Months Ended April 30, 2022	Three Months Ended May 1, 2021
Cash flows from operating activities:
Net income (loss)	$117,006	$36,663
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (gain) on equity investment in subsidiary	(34,196)	4,738
Loss (gain) on derivative liability	(80,843)	(36,479)
Paid-in-kind interest income	(2,572)	(5,340)
Changes in operating assets and liabilities:
Trade accounts payable	(22)	7
Accrued expenses and other liabilities	605	418

Net cash provided by (used in) operating activities	(22)	7

Cash flows from investing activities:

Net cash used in investing activities	—	—

Cash flows from financing activities:
Redemptions of Redeemable Series A Preferred Units	—	(75,000)
Remittance from (to) subsidiary	(1,475)	26,000

Net cash provided by (used in) financing activities	(1,475)	(49,000)

Net increase (decrease) in cash and cash equivalents	(1,497)	(48,993)
Cash and cash equivalents, at beginning of period	1,507	50,499

Cash and cash equivalents, at end of period	$10	$1,506

                 Shares

Claire’s Inc.

Common stock

PRELIMINARY PROSPECTUS

             , 2022

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Citigroup

Cowen	Guggenheim Securities	Piper Sandler	Telsey Advisory Group

Co-Manager

Siebert Williams Shank

Through and including                      , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows (in thousands):

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee, the FINRA filing fee and the listing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

We are currently organized as a Delaware limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant will enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold or issued by the registrant in the three years preceding the date of this registration statement without registration under the Securities Act of 1933:

(1) On July 15, 2020, we issued 180 reduced-voting Common Units to Ryan Vero and on July 15, 2021, we issued 180 reduced-voting Common Units to Ryan Vero, which vested under the registrant’s 2018 Management Equity Incentive Plan (the “2018 Plan”). The issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

(2) On July 15, 2020, we issued 120 reduced-voting Series A Preferred Units to Ryan Vero and on July 15, 2021, we issued 120 reduced-voting Series A Preferred Units to Ryan Vero, which vested under the registrant’s 2018 Plan. The issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

(3) On January 30, 2020, we issued (i) 29 reduced-voting Common Units to Beresford Energy Corp., as assignee of director compensation payable to Samantha Algaze, (ii) 29 reduced-voting Common Units to Monarch Alternative Capital LP, as assignee of director compensation payable to Patrick Fallon and (iii) 29 reduced–voting Common units to our director, Theophlius Killion, in each case as compensation payable to such directors. The issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof and Regulation D thereunder as transactions not involving a public offering.

(4) On November 2, 2020, we issued (i) 11 reduced-voting Series A Preferred Units to Beresford Energy Corp., as assignee of director compensation payable to Samantha Algaze, (ii) 11 reduced-voting Series A Preferred Units to Monarch Alternative Capital LP, as assignee of director compensation payable to Patrick Fallon and (iii) 11 reduced–voting Series A Preferred Units to our director, Theophlius Killion, in each case as compensation payable to such directors. The issuances were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof and Regulation D thereunder as transactions not involving a public offering.

(5) Since August 2019, we have issued 229,881 Series A Preferred Units in connection with the payment in kind of the Series A Preferred Unit return. As the issuance of the Series A Preferred Units in kind did not involve a “sale” of securities under Section 2(a)(3) of the Securities Act, no registration of such securities, or exemption from registration for such securities, was required under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-Laws

5.1**	Opinion of Davis Polk & Wardwell LLP

10.1*	Form of Director Indemnification Agreement with Executive Officers and Directors

10.2*	Term Loan Credit Agreement dated as of December 18, 2019, among Claire’s Holdings LLC, Claire’s Stores, Inc., as the borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent

10.3*	ABL Credit Agreement dated as of January 24, 2019, among Claire’s Holdings LLC, Claire’s Stores, Inc., as a U.S. borrower and the lead borrower, the other a U.S. borrowers party thereto, Claire’s (Gibraltar) Holdings Limited, as a UK borrower, the other UK borrowers party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent

10.4*	Amended and Restated ABL Credit Agreement dated as of December 18, 2019, among Claire’s Holdings LLC, Claire’s Stores, Inc., as a U.S. borrower and the lead borrower, the other U.S. borrowers party thereto, Claire’s (Gibraltar) Holdings Limited, as a UK borrower, the other UK borrowers party thereto, the several lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent

10.5*	First Amendment to ABL Credit Agreement, dated as of May 1, 2019, among Claire’s Stores, Inc., as lead borrower and the lenders party thereto

10.6*	Second Amendment to ABL Credit Agreement, dated as of December 18, 2019, among Claire’s Holdings LLC, Claire’s Stores, Inc., as U.S. borrower and the lead borrower, the other U.S. borrowers party thereto, CSI Canada LLC, the UK borrowers party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent

10.7*	Amended and Restated Employment Agreement, dated September 27, 2021, between Claire’s Holdings LLC and Ryan Vero

10.8*	Offer Letter, dated February 7, 2020, between Claire’s Stores, Inc. and Michael Schwindle

10.9*	Offer Letter, dated December 23, 2019, between Claire’s Stores, Inc. and Jordana Kammerud

10.10*	Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.11*	Amendment No. 1 to the Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.12*	Amendment No. 2 to the Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.13*	Form of RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan for Grants Prior to March 1, 2021

10.14*	Form of Amended and Restated RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (Employees)

Exhibit Number	Description

10.15*	Form of Amended and Restated RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (Directors)

10.16*	Form of RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan for Grants After March 1, 2021 (Employees)

10.17*	Form of RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan for Grants After March 1, 2021 (Directors)

10.18*	Claire’s Inc. 2022 Long-Term Incentive Plan

10.19*	Form of Restricted Stock Unit Award Agreement for Employees under the Claire’s Inc. 2022 Long Term Incentive Plan

10.20*	Form of Performance-Based Restricted Stock Unit Award Agreement for Employees under the Claire’s Inc. 2022 Long Term Incentive Plan

10.21*	Form of Restricted Stock Unit Award Agreement for Non-employee Directors under the Claire’s Inc. 2022 Long Term Incentive Plan

10.22*	Form of Registration Rights Agreement among Claire’s Inc., Accessory Holdings LP, Elliott Associates LP, Elliott International, L.P. Ensemble Investment Holdings LLC, Monarch Alternative Capital LP, J.P. Morgan Investment Management Inc., J.P. Morgan Chase Bank, N.A., Goldman Sachs & Co. LLC, Venor Capital Master Fund Ltd., Venor Special Situations Fund II LP, MAP 139 Segregated Portfolio of LMA SPC, Raven Holdings II, L.P., Trevithick LP and Diameter Master Fund LP

10.23*	Offer Letter, dated December 18, 2021, between Claire’s Holdings LLC and Laurie Ann Goldman

10.24*	Offer Letter, dated June 30, 2021, between Claire’s European Services Limited and Richard Flint

10.25*	Offer Letter, dated March 12, 2021, between Claire’s Stores, Inc. and Kristin Patrick

21.1*	List of Subsidiaries

23.1	Consent of Grant Thornton LLP

23.2**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3*	Consent of The Morning Consult LLC

24.1*	Power of Attorney (included on signature page)

24.2*	Power of Attorney of Laurie Ann Goldman

107*	Filing Fee Table

*	Previously filed
**	To be filed by amendment

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes hereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)    To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois, on the 22nd day of August, 2022.

Claire’s Holdings LLC

By:	/s/ Ryan Vero
Name: Ryan Vero
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Vero	Chief Executive Officer (principal executive officer)	August 22, 2022
Ryan Vero

/s/ Michael Schwindle	Executive Vice President, Chief Financial Officer (principal financial officer)	August 22, 2022
Michael Schwindle

/s/ Suzanne Stoddard	Global Controller and Chief Accounting Officer (principal accounting officer)	August 22, 2022
Suzanne Stoddard

*	Chair of the Board of Directors	August 22, 2022
Laurie Ann Goldman

*	Director	August 22, 2022
Samantha Algaze

*	Director	August 22, 2022
Carmen Bauza

*	Director	August 22, 2022
Paul Best

*	Director	August 22, 2022
DeAnn Brunts

*	Director	August 22, 2022
Patrick Fallon

*	Director	August 22, 2022
Theophlius Killion

Signature	Title	Date

*	Director	August 22, 2022
Samantha Lomow

*	Director	August 22, 2022
Arthur Rubinfeld

*By:	/s/ Brendan McKeough
Brendan McKeough
Attorney-in-Fact